    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 1998
                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               VIDEO UPDATE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            7841                           41-1461110
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

  3100 WORLD TRADE CENTER, 30 EAST SEVENTH STREET, ST. PAUL, MINNESOTA 55101,
                                 (612) 222-0006
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                    DANIEL A. POTTER, CHIEF EXECUTIVE OFFICER
                               VIDEO UPDATE, INC.
                            3100 WORLD TRADE CENTER
                             30 EAST SEVENTH STREET
                           ST. PAUL, MINNESOTA 55101
                                 (612) 222-0006
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             LAWRENCE H. GENNARI, ESQ.                        T. CLARK FITZGERALD III, ESQ.
                GADSBY & HANNAH LLP                           ARNALL GOLDEN & GREGORY, LLP
                225 FRANKLIN STREET                             2800 ONE ATLANTIC CENTER
            BOSTON, MASSACHUSETTS 02110                        1201 WEST PEACHTREE STREET
             TELEPHONE: (617) 345-7000                              ATLANTA, GA 30309
             FACSIMILE: (617) 345-7050                          TELEPHONE: (404) 873-8500
                                                                FACSIMILE: (404) 873-8501

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                            PROPOSED         PROPOSED
                                                             MAXIMUM          MAXIMUM
          TITLE OF EACH CLASS               AMOUNT          OFFERING         AGGREGATE        AMOUNT OF
             OF SECURITIES                   TO BE          PRICE PER        OFFERING       REGISTRATION
           TO BE REGISTERED               REGISTERED         SHARE*            PRICE             FEE
-----------------------------------------------------------------------------------------------------------
Class A Common Stock $.01 par value.... 9,375,000 shares      $2.3125     $21,679,687.50     $6,395.51**
===========================================================================================================

 * Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c).

** Paid on December 19, 1997.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                              [VIDEO UPDATE LOGO]

                                                                January   , 1998

Dear Stockholder:

     Video Update has entered into an agreement to acquire Moovies, Inc. ("Moovies") via a merger of Moovies with a newly formed subsidiary of Video Update (the "Merger"). At a Special Meeting in Lieu of an Annual Meeting of Stockholders of Video Update on February __, 1998 (the "Special Meeting"), you will be asked to consider and approve the issuance of Video Update Class A Common Stock in the Merger and certain related matters. The accompanying Joint Proxy Statement/Prospectus presents the details of the Merger.

     In the Merger, each share of Moovies Common Stock $.001 par value, will be converted into the right to receive .75 shares of Video Update Class A Common Stock, $.01 par value. We estimate that the shares of Video Update Class A Common Stock to be issued to Moovies stockholders in the Merger will represent approximately 31.8% of the outstanding common stock of Video Update after the Merger.

     Video Update's Board of Directors has unanimously approved the Merger and recommends that you vote FOR the Merger proposal and the related proposals and matters.

     Video Update's Board of Directors believes that the Merger represents a strategic fit between two companies with similar business strategies and complementary geographical presence and operations. The Board believes that the Merger should result in significant synergies for the combined company and a number of other important advantages for Video Update stockholders. For further information regarding the Merger and the potential benefits of the Merger, I urge that you read carefully the accompanying Joint Proxy Statement/Prospectus and, specifically, the section "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

     Even if you plan to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope.

                                          Sincerely,

                                          DANIEL A. POTTER
                                          Chairman and Chief Executive Officer

                               VIDEO UPDATE, INC.
                            3100 WORLD TRADE CENTER
                             30 EAST SEVENTH STREET
                           ST. PAUL, MINNESOTA 55101

 NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD
                               FEBRUARY __, 1998

To the Stockholders of
VIDEO UPDATE, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting in Lieu of Annual Meeting of Stockholders (the "Video Update Special Meeting") of Video Update, Inc., a Delaware corporation ("Video Update"), will be held on February __, 1998, at the offices of the Company, World Trade Center, 30 East Seventh Street, St. Paul, Minnesota commencing at 9:00 a.m., local time, for the following purposes:

          1. To consider and vote upon a proposal to approve the issuance of shares of Class A Common Stock, par value $.01 per share, of Video Update ("Video Update Common Stock"), pursuant to the Agreement and Plan of Merger dated as of July 9, 1997 and amended as of October 27, 1997 (the "Merger Agreement") among Video Update, VUI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Video Update ("Sub"), and Moovies, Inc., a Delaware corporation ("Moovies"), pursuant to which, among other things (a) Sub will be merged with and into Moovies (the "Merger"), which will be the surviving corporation, and Moovies will become a wholly owned subsidiary of Video Update, (b) each outstanding share of Common Stock, par value $.001 per share, of Moovies ("Moovies Common Stock"), will be converted into the right to receive .75 shares of Video Update Common Stock (the "Exchange Ratio"), and (c) each outstanding option or warrant to purchase Moovies Common Stock, including options under Moovies' 1995 Stock Plan and other warrants, all as described herein, will be converted to an option to purchase such number of shares of Video Update Common Stock (rounded down to the nearest whole number) as is equal to the number of shares of Moovies Common Stock issuable upon exercise of such options and warrants, immediately prior to the consummation of the Merger, multiplied by the Exchange Ratio;

          2. To consider and vote upon a proposal to approve the termination and cancellation upon effectiveness of the Merger of the terms of the Escrow Agreement, dated July 20, 1994, by and among American Stock Transfer & Trust Company, Video Update and certain stockholders of Video Update;

          3.  To elect seven (7) members of the Video Update Board of Directors;

          4. To ratify the selection of Ernst & Young LLP as independent auditors for Video Update for the fiscal year ending April 30, 1998;

          5. To consider and vote upon a proposal to approve the Video Update 1998 Stock Option Plan providing for the issuance of up to 1,750,000 shares; and

          6. To transact such other business as may properly come before the Video Update Special Meeting or any adjournment or postponement of the Video Update Special Meeting.

     A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus. Video Update also is providing to each stockholder, without charge, a copy of Video Update's annual report, including the financial statements for Video Update's most recent fiscal year ended April 30, 1997.

     Stockholders at the close of business on January 21, 1998 are entitled to notice of, and to vote at, the Video Update Special Meeting and any adjournment or postponement of the Video Update Special Meeting.

     All stockholders are cordially invited to attend the meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE URGED TO COMPLETE, SIGN AND

RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                          By Order of the Board of Directors

                                          DANIEL C. HOWARD
                                          Secretary
St. Paul, Minnesota
January   , 1998

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

                         [LETTERHEAD OF MOOVIES, INC.]

                                                                January   , 1998

Dear Stockholder:

     Moovies has entered into an agreement to be acquired by Video Update, Inc. ("Video Update") via a merger (the "Merger") with a wholly owned subsidiary of Video Update. At a Special Meeting of Stockholders of Moovies on February __, 1998, you will be asked to consider and approve the Merger Agreement relating to the Merger. The accompanying Joint Proxy Statement/Prospectus presents the details of the Merger.

     In the Merger, each share of Moovies common stock will be converted into the right to receive .75 shares of Video Update Class A Common Stock. We estimate that the shares of Video Update common stock to be issued to Moovies stockholders in the Merger will represent approximately 31.8% of the outstanding common stock of Video Update after the Merger.

     Moovies' Board of Directors has unanimously approved the Merger Agreement and recommends that you vote FOR the approval and adoption of the Merger Agreement.

     Moovies' Board of Directors believes that the Merger represents a strategic fit between two companies with similar business strategies and complementary geographical presence and operations. The Board believes that the Merger should result in significant synergies for the combined company and a number of other important advantages for Moovies stockholders. For further information regarding the merger and the potential benefits of the Merger, I urge that you read carefully the accompanying Joint Proxy Statement/ Prospectus and, specifically, the section "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

     Even if you plan to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope.

                                          Sincerely,

                                          JOHN L. TAYLOR
                                          Chairman of the Board, President and
                                          Chief
                                          Executive Officer

                                 [MOOVIES LOGO]

                                 MOOVIES, INC.
                             201 BROOKFIELD PARKWAY
                        GREENVILLE, SOUTH CAROLINA 29607

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD FEBRUARY __, 1998

To the Stockholders of
MOOVIES, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Moovies Special Meeting") of Moovies, Inc., a Delaware corporation ("Moovies"), will be held on February __, 1998, at the Greenville Hyatt Regency, 220 North Main Street, Greenville, South Carolina 29601 commencing at 10:00 a.m., local time, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of July 9, 1997 and amended as of October 27, 1997 (the "Merger Agreement"), among Video Update, Inc., a Delaware corporation ("Video Update"), VUI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Video Update ("Sub"), and Moovies (the "Merger"), pursuant to which, among other things (a) Sub will be merged with and into Moovies, which will be the surviving corporation, and Moovies will become a wholly owned subsidiary of Video Update and (b) each outstanding share of Common Stock, par value $.001 per share, of Moovies ("Moovies Common Stock") will be converted into the right to receive .75 shares of Class A Common Stock, par value $.01 per share, of Video Update (the "Exchange Ratio"), and (c) each outstanding option or warrant to purchase Moovies Common Stock, including options under Moovies' 1995 Stock Plan and other warrants, all as described herein, will be converted to an option to purchase such number of shares of Video Update Common Stock (rounded down to the nearest whole number) as is equal to the number of shares of Moovies Common Stock issuable upon exercise of such options and warrants, immediately prior to the consummation of the Merger, multiplied by the Exchange Ratio; and

          2. To transact such other business as may properly come before the Moovies Special Meeting or any adjournment or postponement of the Moovies Special Meeting.

     A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement/ Prospectus.

     Stockholders of record at the close of business on January 21, 1998 are entitled to notice of, and to vote at, the Moovies Special Meeting and any adjournment or postponement of the Moovies Special Meeting.

     All stockholders are cordially invited to attend the meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                          By Order of the Board of Directors

                                          JOHN L. TAYLOR
                                          Chairman of the Board, President
                                          and Chief Executive Officer

Greenville, South Carolina
January   , 1998

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

                 SUBJECT TO COMPLETION, DATED JANUARY 23, 1998
                                                                PRELIMINARY COPY

                               VIDEO UPDATE, INC.
                                      AND
                                 MOOVIES, INC.
                            ------------------------

                             JOINT PROXY STATEMENT
                            ------------------------

                         VIDEO UPDATE, INC. PROSPECTUS

      This Joint Proxy Statement/Prospectus is being furnished to holders of Class A Common Stock, par value $.01 per share ("Video Update Common Stock"), of Video Update, Inc., a Delaware corporation ("Video Update"), in connection with the solicitation of proxies by the Board of Directors of Video Update for use at a Special Meeting in Lieu of Annual Meeting of Stockholders of Video Update (the "Video Update Special Meeting") to be held on February __, 1998, at the offices of Video Update, World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus is also being furnished to holders of Common Stock, par value $.001 per share ("Moovies Common Stock"), of Moovies, Inc., a Delaware corporation ("Moovies"), in connection with the solicitation of proxies by the Board of Directors of Moovies for use at the Special Meeting of Stockholders of Moovies (the "Moovies Special Meeting") to be held on February __, 1998 at the Greenville Hyatt Regency, 220 Main Street, Greenville, South Carolina 29601, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.

     Video Update has filed a Registration Statement on Form S-4 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering up to 9,375,000 shares of Video Update Common Stock which may be issued pursuant to the Agreement and Plan of Merger, dated as of July 9, 1997 and amended as of October 27, 1997 (the "Merger Agreement"), among Video Update, VUI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Video Update ("Sub"), and Moovies in exchange for outstanding shares of Moovies Common Stock, (including shares that may become outstanding prior to the closing of the Merger upon the exercise of options and warrants for the purchase of Moovies Common Stock). This Joint Proxy Statement/Prospectus constitutes the Prospectus of Video Update comprising a part of the Registration Statement. The Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Pursuant to the Merger Agreement, Sub will be merged with and into Moovies (the "Merger"), which will be the surviving corporation in the Merger and become a wholly owned subsidiary of Video Update, and each outstanding share of Moovies Common Stock will be converted into the right to receive .75 shares of Video Update Common Stock. Simultaneously with the closing of the Merger and the satisfaction or waiver by the parties of the conditions to such Merger, 130,000 of Video Update's 2,000,000 outstanding shares of Class B Common Stock, $.01 par value ("Video Update Class B Common Stock") will be cancelled and forfeited; the remaining 1,870,000 shares of Video Update Class B Common Stock will be converted into an equivalent number of shares of Video Update Common Stock. Based upon the number of outstanding shares of Video Update Common Stock and Moovies Common Stock as of January 20, 1998, the shares of Video Update Common Stock issued to Moovies stockholders in the Merger would represent approximately 31.8% of the outstanding shares of Video Update Common Stock immediately following the closing of the Merger. On January 20, 1998, the last reported sale prices of the Video Update Common Stock and Moovies Common Stock on the Nasdaq National Market were $2.28 per share, and $1.31 per share, respectively.

     All information contained in this Joint Proxy Statement/Prospectus relating to Video Update has been supplied by Video Update, and all information relating to Moovies has been supplied by Moovies.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM EITHER VIDEO UPDATE, INC. AT 3100 WORLD TRADE CENTER, 30 EAST SEVENTH STREET, ST. PAUL, MINNESOTA 55101, ATTENTION: SECRETARY, TELEPHONE (612) 222-0006; OR MOOVIES, INC., 201 BROOKFIELD PARKWAY, GREENVILLE, SOUTH CAROLINA 29607,
ATTENTION: SECRETARY, TELEPHONE (864) 213-1700. IN ORDER TO ENSURE TIMELY DELIVERY OF DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY __, 1998.

     SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY BOTH VIDEO UPDATE AND MOOVIES STOCKHOLDERS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Video Update and Moovies on or about January __, 1998.

     The date of this Joint Proxy Statement/Prospectus is January   , 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.................................................................     1
SUMMARY...............................................................................     2
  The Companies.......................................................................     2
  Date and Place of the Meetings......................................................     2
  Stockholders Entitled to Vote.......................................................     2
  Purposes of the Meetings............................................................     3
  Votes Required......................................................................     3
  Effects of the Merger...............................................................     4
  Recommendations.....................................................................     5
  Opinions of Financial Advisors......................................................     6
  Interests of Certain Persons........................................................     7
  Effective Time of the Merger........................................................     8
  Management and Operations of Video Update Following the Merger......................     8
  Conditions to the Merger............................................................     8
  Termination.........................................................................     9
  No Appraisal Rights.................................................................     9
  Certain Federal Income Tax Consequences.............................................     9
  Accounting Treatment................................................................     9
  Surrender of Certificates...........................................................     9
  Certain Effects of the Merger on the Rights of Holders of Moovies Common Stock......    10
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS............................    10
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION............    11
COMPARATIVE PER SHARE DATA............................................................    14
MARKET PRICE INFORMATION..............................................................    15
RISK FACTORS..........................................................................    17
  Risks Relating to the Merger and Escrow Proposal....................................    17
  Risks Relating to Operations........................................................    20
THE VIDEO UPDATE SPECIAL MEETING......................................................    24
  Genera1.............................................................................    24
  Matters to be Considered............................................................    24
  Board of Directors' Recommendations.................................................    24
  Record Date and Voting..............................................................    24
  Proxies.............................................................................    26
THE MOOVIES SPECIAL MEETING...........................................................    28
  General.............................................................................    28
  Matters to be Considered............................................................    28
  Board of Directors' Recommendation..................................................    28
  Record Date and Voting..............................................................    28
  Proxies.............................................................................    29
THE MERGER............................................................................    30
  Background of the Merger and Related Agreements.....................................    30
  Reasons for the Merger; Recommendations of the Boards of Directors..................    33
  Opinions of Financial Advisors......................................................    37
  Interests of Certain Persons in the Merger..........................................    44
  Management and Operations of Video Update Following the Merger......................    47
  Accounting Treatment................................................................    48
  Certain Federal Income Tax Consequences.............................................    48

  Regulatory Approvals................................................................    50
  Lender Approvals....................................................................    50
  Federal Securities Law Consequences.................................................    52
  Nasdaq Listing......................................................................    52
  No Appraisal Rights.................................................................    52
THE MERGER AGREEMENT..................................................................    53
  General.............................................................................    53
  Conversion of Shares................................................................    53
  Representations and Warranties......................................................    54
  Certain Covenants...................................................................    54
  Solicitation........................................................................    55
  Management of Video Update Following the Merger.....................................    55
  Related Matters After the Merger....................................................    55
  Stock Options, Warrants and Employee Benefits.......................................    55
  Stockholders Rights Plans...........................................................    56
  Director and Officer Indemnification................................................    56
  Conditions..........................................................................    57
  Termination; Termination Fees and Expenses..........................................    58
  Amendment and Waiver................................................................    60
VIDEO UPDATE, INC.....................................................................    61
  Business............................................................................    61
  Security Ownership of Certain Beneficial Owners and Management......................    70
  Certain Employment Agreements.......................................................    73
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    73
MOOVIES, INC..........................................................................    84
  Business............................................................................    84
  Security Ownership of Certain Beneficial Owners and Management......................    90
  Certain Employment Agreements.......................................................    90
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    92
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION....................................   100
DESCRIPTION OF VIDEO UPDATE CAPITAL STOCK.............................................   109
  General.............................................................................   109
  Common Stock........................................................................   109
  Warrants............................................................................   110
  Preferred Stock.....................................................................   111
  Delaware Law and Certain Charter Provisions.........................................   112
  Transfer Agent......................................................................   112
COMPARISON OF STOCKHOLDER RIGHTS......................................................   113
PROPOSAL TO TERMINATE AND CANCEL THE ESCROW AGREEMENT.................................   117
  Background..........................................................................   117
  Termination of the Escrow Agreement and the Effectiveness of the Undertaking
     Agreement........................................................................   119
PROPOSAL FOR ELECTION OF DIRECTORS....................................................   124
  Background..........................................................................   124
  Section 16(a) Beneficial Ownership Reporting Compliance.............................   126
  Committees of the Board; Board Meetings.............................................   126
  Director Nominees Upon Consummation of the Merger...................................   127
  Board Compensation Committee Report on Executive Compensation.......................   128
  Performance Graph...................................................................   129
  Summary Compensation Table..........................................................   131

  Option/SAR Grants In Fiscal Year 1997...............................................   132
  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table..........   132
  Compensation Committee Interlocks and Insider Participation.........................   133
  Employment Contracts, Termination of Employment, Officer Loans and Change in Control
     Arrangements.....................................................................   133
  Compensation of Directors...........................................................   134
  Certain Relationships and Related Transactions......................................   134
PROPOSAL RELATING TO ACCOUNTING MATTERS AND RATIFICATION OF AUDITORS..................   135
PROPOSAL TO APPROVE VIDEO UPDATE'S 1998 STOCK OPTION PLAN.............................   136
  Summary of the Plan.................................................................   136
  Federal Income Tax Consequences.....................................................   137
  Effect of Stockholder Approval......................................................   138
LEGAL MATTERS.........................................................................   138
EXPERTS...............................................................................   138
CONSOLIDATED FINANCIAL STATEMENTS.....................................................   F-1
ANNEX A -- Agreement and Plan of Merger dated July 9, 1997 and Amendment to Agreement
           and Plan of Merger dated October 27, 1997..................................   A-1
ANNEX B -- Opinion of Piper Jaffray, Inc. ............................................   B-1
ANNEX C -- Opinion of Asensio & Company, Inc. ........................................   C-1
ANNEX D -- Opinion of Needham & Company, Inc. ........................................   D-1
ANNEX E -- Amended and Restated Undertaking Agreement.................................   E-1

                             AVAILABLE INFORMATION

     Video Update and Moovies are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Video Update and Moovies with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549. In addition, Video Update and Moovies are each required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Each of Video Update Common Stock and Moovies Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning Video Update and Moovies can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Video Update has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Video Update Common Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to Video Update, Moovies and the Video Update Common Stock, reference is hereby made to the Registration Statement (including the exhibits and amendments thereto). Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document (if any) filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIDEO UPDATE, MOOVIES OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VIDEO UPDATE OR MOOVIES SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     "Video Update" is a registered service mark of Video Update. "Moovies" is a registered service mark of Moovies.

                                    SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO READ THIS JOINT PROXY STATEMENT/ PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS AS TO THE BENEFITS AND SYNERGIES EXPECTED TO BE REALIZED AS A RESULT OF THE MERGER AND AS TO FUTURE FINANCIAL PERFORMANCE AND THE ANALYSES USED BY THE FINANCIAL ADVISORS TO VIDEO UPDATE AND MOOVIES. SEE "THE MERGER -- REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS" AND "-- OPINIONS OF FINANCIAL ADVISORS." A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE THOSE SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS UNDER THE HEADING "RISK FACTORS."

     ALL SHARE AND PER SHARE DATA IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAVE BEEN ADJUSTED TO GIVE EFFECT TO ALL STOCK SPLITS OF VIDEO UPDATE COMMON STOCK AND MOOVIES COMMON STOCK EFFECTED PRIOR TO THE DATE HEREOF.

THE COMPANIES

     Video Update. The principal executive office of Video Update is located at 3100 World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101 and its telephone number is (612) 222-0006. As used in this Joint Proxy Statement/Prospectus, the term "Video Update" refers to Video Update, Inc. and its wholly owned subsidiaries, unless the context otherwise specifies. As of January 20, 1998, Video Update owns and operates 406 video specialty stores in 20 states in the United States and six provinces in Canada and franchises 35 additional stores in five states in the United States and two provinces in Canada.

     Moovies. The principal executive office of Moovies is located at 201 Brookfield Parkway, Greenville, South Carolina 29607 and its telephone number is
(864) 213-1700. As used in this Joint Proxy Statement/ Prospectus, the term "Moovies" refers to Moovies, Inc. and its wholly owned subsidiaries, unless the context otherwise specifies. As of January 20, 1998, Moovies owns and operates 267 video specialty stores in 17 states and franchises 39 additional stores in four states.

DATE AND PLACE OF THE MEETINGS

     The Video Update Special Meeting will be held on February __, 1998, at the offices of Video Update, World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101, commencing at 9:00 a.m., local time.

     The Moovies Special Meeting will be held on February __, 1998, at the Greenville Hyatt Regency, 220 North Main Street, Greenville, South Carolina 29601 commencing at 10:00 a.m., local time.

STOCKHOLDERS ENTITLED TO VOTE

     Holders of record of shares of Video Update Common Stock at the close of business on January 21, 1998, are entitled to notice of and to vote at the Video Update Special Meeting. At such date 18,104,591 shares of

Video Update Common Stock and 2,000,000 shares of Video Update Class B Common Stock, were outstanding. Each share of Video Update Common Stock will be entitled to one vote on each matter to be acted upon or which may properly come before the Video Update Special Meeting. Each share of Video Update Class B Common Stock will be entitled to five votes on each matter to be acted upon or which may properly come before the meeting, except that the holders of Video Update Class B Common Stock shall not vote any capital stock of Video Update held by them in connection with the Escrow Proposal (as defined hereafter).

     Holders of record of shares of Moovies Common Stock at the close of business on January 21, 1998, are entitled to notice of and to vote at the Moovies Special Meeting. At such date 12,398,352 shares of Moovies Common Stock were outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Moovies Special Meeting.

PURPOSES OF THE MEETINGS

     Video Update Special Meeting. The purpose of the Video Update Special Meeting is to consider and vote upon the following proposals: (i) the issuance of up to 9,375,000 shares of Video Update Common Stock in exchange for shares of Moovies Common Stock pursuant to the Merger Agreement (the "Merger Proposal");
(ii) the termination and cancellation upon the effectiveness of the Merger of the terms of the Escrow Agreement, dated July 20, 1994 (the "Escrow Agreement"), by and among American Stock Transfer & Trust Company, Video Update and certain stockholders of Video Update, (the "Escrow Proposal"); (iii) the election of seven (7) members of the Board of Directors; (iv) the ratification of the selection of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending April 30, 1998; (v) the establishment of Video Update's 1998 Stock Option Plan providing for the issuance of up to 1,750,000 shares (the "Plan Proposal"); and (vi) such other matters as may properly be brought before the Video Update Special Meeting, or any adjournment or postponement thereof.

     Moovies Special Meeting. The purpose of the Moovies Special Meeting is to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly be brought before the Moovies Special Meeting, or any adjournment or postponement thereof.

     If any other matters are properly presented for consideration at either of the special meetings, including, among other things, consideration of a motion to adjourn a special meeting (including, without limitation, for purposes of soliciting additional proxies) to another time and/or place, the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

VOTES REQUIRED

     Video Update. The approval of the Merger Proposal will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of the votes cast on the proposal. The approval of the Escrow Proposal will require the affirmative vote of the holders of a majority of the shares of Video Update Common Stock outstanding on the record date, excluding any shares of Video Update Common Stock or Video Update Class B Common Stock held by or beneficially owned by Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President, and Daniel Howard, Video Update's Chief Operating Officer, who hold all of the Class B Common Stock, beneficially or of record. The approval of the Escrow Proposal is a condition to the approval of the Merger Proposal and the consummation of the Merger. The election of directors will require votes representing a plurality of votes cast. The ratification of the selection of Ernst & Young LLP will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of the votes cast on the proposal. The approval of the Plan Proposal will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of shares present, or represented, and entitled to vote at the Special Meeting. Neither the approval of any of the Plan Proposal, the election of directors nor the ratification of the selection of Ernst & Young LLP, is a condition to consummation of the Merger. Directors and executive officers and their affiliates hold shares representing approximately 37.4% of the potential votes on all matters except the Escrow Proposal, as to which directors and executive officers hold or have the right to vote approximately 0.4% of the potential votes cast (with Messrs. Potter, Bedard and Howard abstaining).

     Moovies. The approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Moovies Common Stock outstanding on the record date. Directors and executive officers and their affiliates hold approximately 16.3% of the outstanding shares entitled to vote.

     Voting Agreement. Each of the Directors and certain officers of Video Update and Moovies have agreed pursuant to an Amended and Restated Voting Agreement (the "Voting Agreement") dated October 27, 1997 to vote such person's shares of Video Update Common Stock or Moovies Common Stock, as the case may be, in favor of the Merger and the transactions contemplated thereby.

     Pursuant to the Voting Agreement, Video Update Common Stock shares representing an aggregate of approximately 37.4% of potential votes and an aggregate of 16.3% of the outstanding shares of Moovies Common Stock are subject to a commitment to vote in favor of the Merger, and shares of Video Update Common Stock representing an aggregate 0.4% (excluding certain shares that will not vote) of the potential votes to be cast are subject to the commitment to vote in favor of the Escrow Proposal.

EFFECTS OF THE MERGER

     Upon consummation of the Merger, pursuant to the Merger Agreement, (i) Sub will be merged with and into Moovies, which will be the surviving corporation in the Merger (the "Surviving Corporation"), and Moovies will become a wholly owned subsidiary of Video Update, and (ii) each issued and outstanding share of Moovies Common Stock will be converted into the right to receive .75 shares of Video Update Common Stock (the "Exchange Ratio"). Fractional shares of Video Update Common Stock will not be issuable in connection with the Merger. Moovies stockholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described below under "The Merger
Agreement -- Conversion of Shares." Each outstanding share of Video Update Common Stock will remain outstanding and be unaffected by the Merger.

     In addition, Video Update stockholders will be asked to vote upon the termination and cancellation of the Escrow Agreement. Video Update has 2,000,000 shares of Video Update Class B Common Stock outstanding, each of which carries five votes per share on all matters upon which stockholders may vote. All of such shares are held beneficially or of record by Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President, and Daniel C. Howard, Video Update's Chief Operating Officer. Of these 2,000,000 shares of Video Update Class B Common Stock, 1,300,000 are held in escrow ("Escrow Shares") and are subject to forfeiture and cancellation in accordance with the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrow Shares may be released only if Video Update achieves certain income levels initially set in the Escrow Agreement and adjusted after that time for subsequent stock issuances. All Escrow Shares remaining in escrow on July 31, 1998 will be forfeited and canceled. For all of the Escrow Shares to be released in accordance with the Escrow Agreement, even before adjusting for income targets for shares issued in the Merger, (i) Video Update's Minimum Pre-Tax Income (as defined in the Escrow Agreement) for the fiscal year ending April 30, 1998 would have to increase approximately 500% over its Pre-Tax Income for fiscal 1997 (which management considers unlikely) or (ii) Video Update would have to be involved in an acquisition or merger that is accounted for using the pooling of interests method, which method could allow for the restatement of earnings for previous years, and possibly the attainment of income targets for previous fiscal years. Video Update currently has no plans for such an acquisition or purchase. If the Escrow Proposal is approved, 10% of the Escrow Shares will be forfeited and cancelled and 90% of the Escrow Shares will be released to Messrs. Potter, Bedard and Howard and no longer subject to cancellation or forfeiture based on any agreement between Video Update and Messrs. Potter, Bedard and Howard even though the income levels required by the Escrow Agreement to release the Escrow Shares have not been met. See "Proposal to Terminate and Cancel the Escrow Agreement."

     As a condition to entering into the Merger Agreement, Moovies required the conversion, at the Effective Time, of all outstanding shares of Video Update Class B Common Stock (including the 1,300,000 Escrow Shares as well as the 700,000 additional shares of Video Update Class B Common stock not subject to an escrow or encumbrance of any kind) into Video Update Common Stock on a 1:1 basis to eliminate the preferential 5:1 voting rights of the Video Update Class B Common Stock. To accomplish this, negotiations were held among two independent members of Video Update's Board of Directors, Mr. Kelnberger and Ms. Vaughn (the "Outside Directors"), and the Class B Common stockholders, Messrs. Potter, Bedard and Howard. Pursuant to these negotiations, Messrs. Potter, Bedard and Howard agreed to convert the shares of Video Update Class B Common Stock, and thereby forfeit their preferential voting rights, only if the Escrow Agreement were terminated and the Escrow Shares released from escrow. The Outside Directors agreed to this requirement in the context of the Merger Agreement, but required that (i) 10%, or 130,000, of the 1,300,000 Escrow Shares be forfeited and canceled and (ii) that beginning at the Effective Time, neither Video Update nor any of its subsidiaries will grant or award to any of Messrs. Potter, Bedard or Howard, until after the eighteen month anniversary of the Effective Time, any additional options, warrants, or securities convertible into or exchangeable for any capital stock of Video Update (provided that nothing in this restriction affects in any way any outstanding options, warrants or existing similar rights held or accorded to any of such stockholders). These agreements, which were discussed with D. H. Blair Investment Banking Corp. ("Blair"), the underwriter of Video Update's initial two public offerings, whose consent was required to terminate the Escrow Agreement, have been memorialized in an Amended and Restated Undertaking Agreement (the "Undertaking Agreement") dated October 27, 1997 among Video Update, Moovies, and Messrs. Potter, Bedard and Howard. See "Proposal to Terminate and Cancel the Escrow Agreement." Also included in the terms of the Undertaking Agreement, Messrs. Potter, Bedard and Howard have agreed with Video Update not to sell or transfer any of the 1,170,000 converted Escrow Shares for a period of two years from the Effective Time, except in connection with the acquisition of Video Update by a third party, of which no assurance, representation or warranty is given or suggested.

     Upon consummation of the Merger, pursuant to the Merger Agreement, each outstanding option and warrant to purchase Moovies Common Stock will be converted into an option or warrant to purchase such number of shares of Video Update Common Stock (rounded down to the nearest whole number) as is equal to the number of shares of Moovies Common Stock issuable upon exercise of such option or warrant immediately prior to the Effective Time (as defined below) multiplied by the Exchange Ratio. The exercise price per share of each such option, as so converted, will be equal to the exercise price for the shares of Moovies Common Stock otherwise purchasable pursuant to such option or warrant immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). Upon consummation of the Merger, approximately
1.3 million shares of Video Update Common Stock will be issuable upon exercise of all of the converted options and warrants; all of which will be immediately exercisable. The converted options and warrants will have exercise prices in the range of $0.01 to $19.84 per share, with a weighted average exercise price of $10.57. See "The Merger Agreement -- Stock Options, Warrants and Employee Benefits."

RECOMMENDATIONS

     The Board of Directors of Video Update (the "Video Update Board") (a) has unanimously approved (i) the Merger Agreement and the issuance of shares of Video Update Common Stock pursuant to the Merger Agreement, (ii) the Escrow Proposal (with Directors Potter, Bedard and Howard abstaining), (iii) the selection of Ernst & Young LLP as Video Update's independent auditors for the fiscal year ending April 30, 1998; (iv) the nomination of the Director Nominees named herein, and (v) the establishment of the 1998 Stock Option Plan providing for issuance of up to 1,750,000 shares, and (b) unanimously recommends that holders of Video Update Common Stock vote in favor of the Merger Proposal, the Escrow Proposal (with Directors Potter, Bedard and Howard abstaining), the ratification of the selection of Ernst & Young LLP, the election of the Director Nominees, and the Plan Proposal.

     The Board of Directors of Moovies (the "Moovies Board") has unanimously approved the Merger Agreement and unanimously recommends that holders of Moovies Common Stock vote in favor of the approval and adoption of the Merger Agreement.

     The Video Update Board and the Moovies Board believe that the Merger represents a strategic fit between two leading companies with similar business strategies and complementary geographical presence and operations. Both Boards of Directors believe that Video Update, after the Merger, will have greater financial strength, operational efficiencies, earning power and growth potential than either Video Update or Moovies would have on its own. See "The
Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

OPINIONS OF FINANCIAL ADVISORS

     Video Update. On July 7, 1997 Piper Jaffray, Inc. ("Piper Jaffray") delivered a written opinion to Video Update regarding the then-current exchange ratio prior to the amendment of the Merger Agreement in October 1997. On October 23, 1997, Piper Jaffray delivered its oral opinion to the Video Update Board to the effect that, as of such date, the Exchange Ratio (as amended in October
1997) was fair, from a financial point of view, to holders of Video Update Common Stock. Piper Jaffray subsequently delivered its written opinion, dated as of October 23, 1997 and as of the date hereof, to the effect that, as of October 23, 1997 and as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Video Update Common Stock.

     The full text of the written opinion of Piper Jaffray, dated the date hereof, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF VIDEO UPDATE COMMON STOCK ARE URGED TO, AND SHOULD, READ THE OPINION OF PIPER JAFFRAY IN ITS ENTIRETY. See "The Merger -- Opinions of Financial Advisors -- Opinions of Financial Advisors to Video Update."

     Also on July 7, 1997, Asensio & Company, Inc. ("Asensio & Company") delivered its oral opinion to the Video Update Board to the effect that the terms of the Undertaking Agreement between Moovies, Video Update and Messrs. Potter, Bedard and Howard, prior to its amendment and restatement in October 1997 were fair from a financial point of view to the holders of Video Update Common Stock. Asensio & Company subsequently delivered its written opinion, dated July 9, 1997, to this same effect. On October 23, 1997, Asensio & Company delivered an oral opinion that the terms of the Undertaking Agreement (as amended to reflect the amendment to the Merger Agreement, including the new Exchange Ratio) were fair from a financial point of view to the holders of Video Update Common Stock. Asensio & Company subsequently delivered its written opinion, dated October 27, 1997, to this same effect.

     The full text of the written opinion of Asensio & Company, that sets forth the assumptions made, matters considered and limitations or review undertaken in connection with its opinion is annexed hereto as Annex C and is incorporated herein by reference. HOLDERS OF VIDEO UPDATE COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "The Merger -- Opinions of Financial Advisors -- Opinions of Financial Advisors to Video Update."

     Moovies. On July 2, 1997, Needham & Company, Inc. ("Needham") consulted with the Moovies Board and delivered its oral opinion to Moovies regarding the exchange ratio prior to the amendment of the Merger Agreement in October 1997. On October 30, 1997, Needham delivered its opinion to the Moovies Board that, as of such date, the Exchange Ratio (as amended in October 1997) was fair to the holders of Moovies Common Stock from a financial point of view. Needham subsequently delivered its written opinion, dated as of October 30, 1997, and as of the date hereof, that, as of October 30, 1997 and as of the date hereof, the Exchange Ratio is fair to the holders of Moovies Common Stock from a financial point of view.

     The full text of the written opinion of Needham, dated the date hereof, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex D and is incorporated herein by reference. HOLDERS OF MOOVIES COMMON STOCK ARE URGED TO,

AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "The Merger -- Opinions of Financial Advisors -- Opinion of Financial Advisor to Moovies."

INTERESTS OF CERTAIN PERSONS

     Video Update stockholders will be asked to vote upon the termination and cancellation of the Escrow Agreement. Upon such termination and cancellation, if approved, 1,170,000 shares of the 1,300,000 Video Update Class B Common Stock subject to forfeiture and cancellation in accordance with the Escrow Agreement, shall be released to Video Update's employee directors, Potter, Bedard and Howard free and clear of any escrow or encumbrance pursuant to the Undertaking Agreement. Absent approval of the Escrow Proposal, the 1,300,000 shares will be subject to forfeiture on July 31, 1998 unless Video Update achieves certain financial targets for fiscal 1998 (which management considers unlikely) or for previous years by means of a transaction accounted for under the pooling of interests method. See "Proposal to Terminate and Cancel the Escrow Agreement." The Undertaking Agreement provides that all Video Update Class B Common Stock (including 700,000 shares not subject to the Escrow Agreement) will be converted automatically at the Effective Time into Video Update Common Stock on a 1:1 basis, without any further action or consent on the part of Messrs. Potter, Bedard or Howard. However, 10% or 130,000 of the 1,300,000 Escrow Shares will be canceled, forfeited and of no further force or effect. By converting their Video Update Class B Common Stock shares into Video Update Class A Common Stock shares, the Video Update Class B stockholders will effectively surrender their five-for-one preferential voting rights. The elimination of these rights is a condition to Moovies' obligation to close the Merger. Additionally, pursuant to the Undertaking Agreement, Messrs. Potter, Bedard and Howard have agreed that effective upon and at the Effective Time, neither Video Update nor any of its subsidiaries will grant or award to any of Messrs. Potter, Bedard or Howard, until after the eighteen month anniversary of the Effective Time, any additional options, warrants, or securities convertible into or exchangeable for, any capital stock of Video Update (provided that nothing in the Undertaking Agreement will affect in any way any outstanding options, warrants or existing similar rights held or accorded to any of such stockholders). Pursuant to the terms of the Undertaking Agreement, Messrs. Potter, Bedard and Howard also have agreed not to sell or transfer any of the 1,170,000 converted Escrow Shares (which will represent approximately 4.0% of the outstanding shares of Common Stock upon consummation of the Merger) for a period of two years from the Effective Time, except in connection with the acquisition of Video Update by a third party, of which no assurance, representation or warranty is given or suggested. See "Proposal to Terminate and Cancel the Escrow Agreement."

     All outstanding stock options for the purchase of Moovies Common Stock were granted pursuant to option agreements that provide that such options shall become vested and exercisable in full from and after the date of a change in control of Moovies. The Merger will constitute a change in control of Moovies within the meaning of such option agreements. In addition, Moovies has amended the stock option agreements in respect of options to purchase approximately 432,000 shares of Moovies Common Stock to extend the time to exercise such outstanding options to one year after termination of employment if such employee continues employment with Moovies through the Effective Time or to one year after the last date of service as a non-employee director of Moovies if such non-employee director continues to serve Moovies as such through the Effective Time, as the case may be. See "The Merger -- Interests of Certain Persons in the Merger -- Moovies Stock Options and Warrants." See also "The Merger
Agreement -- Stock Options, Warrants and Employee Benefits" and "Moovies,
Inc. -- Security Ownership of Certain Beneficial Owners and Management."

     Certain employees of Moovies, including certain executive officers and directors of Moovies, and one executive officer of Video Update who was previously an employee of Moovies, will receive severance payments under Change in Control Agreements upon consummation of the Merger. In addition, the employer of one director of Moovies will receive a consulting fee upon consummation of the Merger. See "The Merger -- Interests of Certain Persons in the
Merger -- Employment and Severance Agreements" and "-- Consulting Fee."

     An accounting firm in which a director of Video Update is a principal will receive fees for accounting and tax services in connection with the Merger. See "The Merger -- Interests of Certain Persons in the Merger -- Accounting Fees."

     Pursuant to the Merger Agreement, Video Update has agreed to indemnify each present and former director and officer of Moovies against liabilities or expenses incurred in connection with claims relating to matters prior to the closing of the Merger for a period of six years following the Merger, and to maintain in effect directors' and officers' liability insurance for their benefit for a period of three years following the Merger. See "The Merger Agreement -- Director and Officer Indemnification."

     See "The Merger -- Interests of Certain Persons in the Merger -- Ownership and Voting of Stock" for a description of the Video Update Common Stock and Moovies Common Stock owned by Video Update and Moovies directors and officers and their affiliates.

EFFECTIVE TIME OF THE MERGER

     The Merger will be consummated upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the time of the filing of such Certificate of Merger is referred to herein as the "Effective Time"). The Effective Time will occur as promptly as practicable after the requisite stockholder approvals have been obtained and all other conditions to the Merger have been satisfied or waived.

MANAGEMENT AND OPERATIONS OF VIDEO UPDATE FOLLOWING THE MERGER

     At the Video Update Special Meeting, Video Update stockholders will be asked to consider and vote upon the election of seven (7) directors. Each director of Video Update will be elected for a period of one year and until his or her successor is duly elected by the stockholders, provided that as soon as practicable following the Effective Time (assuming the requisite approvals of the stockholders of Moovies and Video Update), the Board of Directors of Video Update will be comprised of the following seven persons: Messrs. Potter, Bedard, Howard, Kelnberger and Patriacca (all of whom are currently directors of Video Update) and F. Andrew Mitchell and Theodore J. Coburn (each of whom are currently directors of Moovies, hereinafter referred to as the Moovies Designees). Mr. Yager and Ms. Vaughn, currently Video Update directors, have agreed to resign at the Effective Time. The Moovies Designees shall be elected to the Nominating Committee of the Board of Directors so long as they remain directors of Video Update. Following the Effective Time, such Nominating Committee shall be comprised solely of the two Moovies Designees and one designee of Video Update. The Nominating Committee shall have the right to nominate two additional members of the Board of Directors which, if necessary, shall be expanded by the full Board of Directors to nine members to include such two additional nominees. Vacancies and newly created directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of directors then remaining in office. Officers are elected by and serve at the discretion of the Board of Directors, subject to their employment agreements.

     Upon the closing of the Merger, Daniel A. Potter, who is currently Chairman and Chief Executive Officer of Video Update, will continue in those positions. For additional information regarding the senior management of Video Update following the Merger, see "The Merger -- Management and Operations of Video Update Following the Merger."

CONDITIONS TO THE MERGER

     The obligations of Video Update and Moovies to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite approvals of the stockholders of Video Update and Moovies, obtaining consents under the respective bank credit agreements of Video Update and Moovies (which in respect of the Moovies credit agreement requires payoff of all outstanding borrowed amounts thereunder at the Effective Time), obtaining adequate financing, the approval of the Escrow Proposal by Video Update stockholders, obtaining requisite regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")), the continuing accuracy, in all material respects, as of the Effective Time of the representations and warranties made by Video Update and Moovies in the Merger Agreement, and the receipt of a legal opinion with respect to certain tax matters. On or about November 18, 1997, early termination of the waiting period under the HSR Act was granted. Each party has the right to waive certain of the closing conditions referred to above. See "The Merger -- Accounting Treatment," "The Merger -- Certain Federal Income Tax Consequences," "The

Merger -- Regulatory Approvals," "The Merger -- Lender Approvals," and "The Merger Agreement -- Conditions."

TERMINATION

     The Merger Agreement is subject to termination (i) by mutual written consent of Video Update and Moovies, (ii) by either Moovies or Video Update if the other recommends an alternative acquisition proposal to its respective stockholders, (iii) at the option of either Video Update or Moovies if the Merger is not consummated by January 31, 1998 (although either Video Update or Moovies may extend such date to March 31, 1998 under certain circumstances, which extension is anticipated) and (iv) prior to such time upon the occurrence of certain events. Moovies' management intends to extend the date to March 31, 1998. See "The Merger Agreement -- Termination; Termination Fees and Expenses."

     Under certain circumstances, either Video Update or Moovies may be required to pay the other party a termination fee of $800,000 if the Merger Agreement is terminated. Video Update may be required to pay Moovies a termination fee of $400,000 in lieu of a termination fee of $800,000 if Video Update Stockholders do not approve the Escrow Proposal. However, no termination fee will be paid by either party if either party's stockholders fail to approve the Merger Proposal. See "The Merger Agreement -- Termination; Termination Fees and Expenses."

NO APPRAISAL RIGHTS

     Holders of Moovies Common Stock are not entitled to appraisal rights under
Section 262 of the Delaware General Corporation Law (the "DGCL") in connection with the Merger because the Moovies Common Stock was listed on the Nasdaq National Market on the record date for the Moovies Special Meeting and the shares of Video Update Common Stock to be issued pursuant to the Merger will be listed on the Nasdaq National Market as of the Effective Time. Holders of Video Update Common Stock or Video Update Class B Common Stock are not entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger because Video Update is not a constituent corporation in the Merger. See "The Merger -- No Appraisal Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to be a tax-free reorganization in which no gain or loss will be recognized by Video Update or Moovies and no gain or loss will be recognized by Moovies stockholders, except in respect of cash received in lieu of fractional shares. A condition to the Merger is that Moovies has received an opinion of Video Update's counsel to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For a further discussion of the federal income tax consequences of the Merger, see "The Merger -- Certain Federal Income Tax Consequences." See also "The Merger Agreement -- Conditions."

ACCOUNTING TREATMENT

     The Merger will be recorded under the purchase method of accounting. Assuming approval of the Escrow Proposal, at the Effective Time, Video Update will record a one-time, non-cash charge for compensation expense of approximately $2,667,600 (estimated based on the closing stock price of $2.28 on January 20, 1998; the actual charge will be based on the closing stock price on the Effective Date). The compensation expense will be treated as a contribution to paid-in capital and will not be deductible for tax purposes. See "The
Merger -- Accounting Treatment" and "The Merger Agreement -- Conditions."

SURRENDER OF CERTIFICATES

     Following the Effective Time, Video Update will mail a letter of transmittal to all holders of record of Moovies Common Stock immediately prior to the Merger containing instructions for surrendering their stock certificates in exchange for certificates representing shares of Video Update Common Stock and a cash payment in lieu of fractional shares, if any. CERTIFICATES SHOULD NOT BE SURRENDERED

UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger
Agreement -- Conversion of Shares."

CERTAIN EFFECTS OF THE MERGER ON THE RIGHTS OF HOLDERS OF MOOVIES COMMON STOCK

     Upon consummation of the Merger, holders of Moovies Common Stock will become holders of Video Update Common Stock. The internal affairs of Video Update are governed by the DGCL and Video Update's Certificate of Incorporation and By-Laws. The Merger will result in certain differences in the rights of holders of Moovies Common Stock. See "Description of Video Update Capital Stock" and "Comparison of Stockholder Rights."

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Moovies and Video Update and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, Moovies and Video Update claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Stockholders of both companies should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents incorporated by reference herein, could affect the future results of Moovies and Video Update, and could cause those results to differ materially from those expressed in any forward-looking statements: materially adverse changes in economic conditions in the markets served by each company, a significant delay in the expected closing of the Merger, lack of consumer acceptance of new release titles, future regulatory actions and conditions in each company's operating areas, competition in the marketplace, and the operating results of Video Update following the Merger.

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

     The following selected historical financial information of Video Update has been derived from its respective historical financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. See "Consolidated Financial Statements." The Video Update historical financial statement information as of and for the periods presented below has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management of the respective companies, includes all material adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations of the respective companies as of such dates and for such periods.

     The selected historical financial data for Moovies presented under the captions Income Statement Data and Balance Sheet Data as of and for the years ended December 31, 1992, 1993 and 1994 have been derived from the financial statements of Moovies' predecessor, Tonight's Feature Limited Partnership II (the "Predecessor") which during 1995 was merged into Moovies. The selected historical financial data of Moovies presented under the captions Income Statement Data and Balance Sheet Data as of and for the years ended December 31, 1995 and 1996 were derived from the consolidated financial statements of Moovies. Such financial statements were audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements of Moovies as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 and the accountants' report thereon are also included elsewhere in this Joint Proxy/Prospectus. The selected historical financial data of Moovies presented under the captions Income Statement Data and Balance Sheet Data as of and for the nine month periods ended September 30, 1996 and 1997 have been derived from the unaudited financial statements of Moovies included elsewhere in this Joint Proxy Statement/Prospectus. In the opinion of Moovies, such unaudited financial statements reflect all adjustments, consisting only of normal, recurring accrued adjustments, necessary for a fair presentation of the results of operations and financial condition for such period. The Selected Historical and Pro Forma Financial Data and the operating data set forth below should be read in conjunction with the consolidated financial statements and notes thereto, and "Moovies, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

     The pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Video Update/Moovies.

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

VIDEO UPDATE

                                                   FISCAL YEAR ENDED                             SIX MONTHS ENDED
                               ---------------------------------------------------------     -------------------------
                               APRIL 30,   APRIL 30,   APRIL 30,   APRIL 30,   APRIL 30,     OCTOBER 31,   OCTOBER 31,
    INCOME STATEMENT DATA        1993        1994        1995        1996        1997           1996          1997
                               ---------   ---------   ---------   ---------   ---------     -----------   -----------
Revenues......................  $ 3,884     $ 4,989     $ 9,051     $ 50,504    $ 91,799       $38,687       $63,937
Operating income (loss).......      314         627         623        2,505       8,045         2,000          (150)
Net income (loss).............      176         301         154        1,628       4,620         1,033          (897)
Fully diluted income (loss)
  per share:
  Continuing operations.......  $   .19     $   .33     $   .10     $    .14    $    .28       $   .08       $  (.05)
  Discontinued operations.....       --          --        (.03)          --          --            --            --
                                -------     -------     -------     --------    --------       -------       -------
  Net income (loss) per
     share....................  $   .19     $   .33     $   .07     $    .14    $    .28       $   .08       $  (.05)
                                =======     =======     =======     ========    ========       =======       =======
Weighted average shares.......      904         904       2,226       11,229      16,271        13,461        18,982

                               APRIL 30,     APRIL 30,     APRIL 30,     APRIL 30,     APRIL 30,     OCTOBER 31,
     BALANCE SHEET DATA          1993          1994          1995          1996          1997           1997
                               ---------     ---------     ---------     ---------     ---------     -----------
Total assets.................   $ 2,038       $ 3,489       $ 19,450      $ 79,518     $ 133,607      $ 154,554
Notes payable................   $   565       $ 1,568       $  1,278      $  4,859     $  20,564      $  32,534
Total liabilities............   $ 1,469       $ 2,614       $  4,279      $ 18,018     $  42,615      $  65,149
Stockholders' equity.........   $   569       $   875       $ 15,171      $ 61,500     $  90,992      $  89,405

MOOVIES

                                                 FISCAL YEAR ENDED                              NINE MONTHS ENDED
                        --------------------------------------------------------------------   --------------------
                        DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,   SEPT. 30,  SEPT. 30,
 INCOME STATEMENT DATA      1992          1993          1994          1995          1996         1996       1997
                        ------------  ------------  ------------  ------------  ------------   ---------  ---------
Revenues...............    $3,113        $3,889        $4,392       $ 24,658      $ 85,283      $ 59,694  $  81,570
Operating income
  (loss)...............       432           278           382          2,983         5,213         3,918    (20,660)
Net income (loss)......       397           235           281          1,765         2,267         1,691    (14,312)
Net income (loss) per
  share................       N/A           N/A           N/A       $    .52      $    .22           .17      (1.15)
Weighted average
  shares...............       N/A           N/A           N/A          3,395        10,455         9,904     12,414

                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
  BALANCE SHEET DATA         1992           1993           1994           1995           1996           1997
                         ------------   ------------   ------------   ------------   ------------   -------------
Total assets...........     $1,660         $1,644         $2,098        $ 68,219       $113,786       $ 135,053
Long-term debt, less
  current portion......     $   22         $1,078         $1,309        $  2,411       $    101       $  26,375
Total liabilities......     $  536         $1,953         $2,502        $ 30,756       $ 51,575       $  83,605
Stockholders' equity
  (deficit)............     $1,124         $ (309)        $ (404)       $ 37,463       $ 62,211       $  51,448

                               VIDEO UPDATE, INC.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                       SIX MONTHS ENDED OCTOBER 31, 1997
                           YEAR ENDED APRIL 30, 1997
                             AS OF OCTOBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS ENDED OCTOBER 31, 1997
                                                                         PRO FORMA COMBINED
                                                                  STATEMENT OF OPERATIONS(1)(3)(4)
                                                                  ---------------------------------
Revenues........................................................              $ 118,917
Operating loss..................................................                (18,926)
Net loss........................................................                (14,194)
Net loss per share..............................................              $    (.48)

                                                                      YEAR ENDED APRIL 30, 1997
                                                                         PRO FORMA COMBINED
                                                                  STATEMENT OF OPERATIONS(1)(3)(4)
                                                                  ---------------------------------
Revenues........................................................              $ 200,244
Operating income................................................                 20,545
Net income......................................................                  9,558
Net income per share............................................              $     .33

                                                                       AS OF OCTOBER 31, 1997
                                                                         PRO FORMA COMBINED
                                                                     BALANCE SHEET DATA(2)(3)(4)
                                                                  ---------------------------------
Total assets....................................................              $ 278,634
Notes payable...................................................                103,534
Total liabilities...............................................                157,879
Stockholders' equity............................................                120,755

---------------
(1) The unaudited pro forma combined statement of operations includes the statements of operations of the Company and Recent Acquisitions for the year and six months ended April 30, 1997 and October 31, 1997, respectively, and the statement of operations of Moovies for the year and six months ended March 31, 1997 and September 30, 1997, respectively, and gives effect to the Recent Acquisitions and the Merger treated as purchases for accounting purposes and was prepared as if the transactions had occurred as of the beginning of the respective periods.

(2) The unaudited combined pro forma balance sheet includes the balance sheet of the Company at October 31, 1997 and the balance sheet of Moovies at September 30, 1997 and was prepared as if the transaction had occurred at the end of the respective dates.

(3) See Notes to Unaudited Pro Forma Combined Financial Statements.

(4) Excludes a one-time, non-cash, non-tax deductible charge of approximately $2,667,600 or $.09 per combined pro forma share (based on a closing price of $2.28 as of January 20, 1998) resulting from the release of the 1,170,000 escrow shares contemplated in this Merger. The 1,170,000 shares are included in the pro forma weighted average number of shares. See "Unaudited Pro Forma Combined Financial Information."

                           COMPARATIVE PER SHARE DATA

     The following tables set forth certain unaudited historical per share data of Video Update and Moovies and combined per share data on an unaudited pro forma basis after giving effect to the Merger (assuming the issuance of .75 shares of Video Update Common Stock in the Merger in exchange for each share of Moovies Common Stock). This data should be read in conjunction with the selected financial data and the unaudited pro forma combined financial statements and the separate historical financial statements of Moovies and Video Update included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of Video Update/Moovies. Neither Video Update nor Moovies has ever paid any cash dividends on its Common Stock.

                                                        YEAR ENDED         SIX MONTHS ENDED
                VIDEO UPDATE -- HISTORICAL            APRIL 30, 1997       OCTOBER 31, 1997
        ------------------------------------------  ------------------     -----------------
        Income from Continuing Operations.........        $  .28                $  (.05)
        Book Value................................        $ 5.01                $  4.94

                                                                           SIX MONTHS ENDED
                                                        YEAR ENDED           SEPTEMBER 30,
                  MOOVIES -- HISTORICAL             DECEMBER 31, 1996            1997
        ------------------------------------------  ------------------     -----------------
        Income from Continuing Operations.........        $  .22                $ (1.15)
        Book Value................................        $ 5.21                $  4.16

                VIDEO UPDATE -- PRO FORMA               YEAR ENDED         SIX MONTHS ENDED
                   COMBINED(1)(2)(3)(4)               APRIL 30, 1997       OCTOBER 31, 1997
        ------------------------------------------  ------------------     -----------------
        Income from Continuing Operations.........        $  .33                $  (.48)
        Book Value................................        $ 4.26                $  4.38

---------------
(1) The unaudited pro forma combined data was derived from the statements of operations of the Company and Recent Acquisitions for the year and six months ended April 30, 1997 and October 31, 1997, respectively, and the statement of operations of Moovies for the year and six months ended March 31, 1997 and September 30, 1997, respectively, and gives effect to the Recent Acquisitions and the Merger treated as purchases for accounting purposes and was prepared as if the transactions had occurred as of the beginning of the respective periods.

(2) The unaudited pro forma combined data was derived from the balance sheet of the Company at October 31, 1997 and the balance sheet of Moovies at September 30, 1997 and was prepared as if the transaction has occurred at the end of the respective dates.

(3) See Notes to Unaudited Pro Forma Combined Financial Statements.

(4) Excludes a one-time, non-cash, non-tax deductible charge of approximately $2,667,600 or $.09 per combined pro forma share (based on a closing price of $2.28 as of January 20, 1998) resulting from the release of 1,170,000 of the Escrow Shares contemplated in this Merger. The 1,170,000 Escrow Shares are included in the pro forma weighted average number of shares. See "Unaudited Pro Forma Combined Financial Information."

                            MARKET PRICE INFORMATION

     Each of Video Update's and Moovies' Common Stock is quoted on the Nasdaq National Market. The symbol for Video Update Common Stock is "VUPDA" and the symbol for Moovies Common Stock is "MOOV."

     The table below sets forth, for the fiscal quarters indicated, the reported high and low sale prices of Video Update Common Stock and Moovies Common Stock on the Nasdaq Small Cap Market or the Nasdaq National Market, as applicable. Video Update Common Stock began trading on the Nasdaq National Market on May 8, 1995. (Prior to May 8, 1995, Video Update Common Stock traded on the Nasdaq SmallCap Market from July 20, 1994 through May 7, 1995). Moovies Common Stock began trading on the Nasdaq National Market on August 3, 1995. For purposes of comparison, the Moovies Common Stock price information is presented for the fiscal periods of Video Update rather than for Moovies' historical fiscal periods.

                                                             VIDEO UPDATE          MOOVIES
                                                             ------------     ------------------
                                                             HIGH     LOW     HIGH          LOW
                                                             ----     ---     -----        -----
FISCAL 1995
Quarter ended July 31, 1994
  (July 20, 1994 through July 31, 1994)....................  $ 4 3/4  $3        N/A         N/A
Quarter ended October 31, 1994.............................    6 1/4   4 3/4    N/A         N/A
Quarter ended January 31, 1995.............................    5 3/4   3 3/4    N/A         N/A
Quarter ended April 30, 1995...............................    4 1/2   3 5/8    N/A         N/A

FISCAL 1996
Quarter ended July 31, 1995................................  $11 7/8   4 1/4    N/A         N/A
Quarter ended October 31, 1995(1)..........................   13       7 1/4   $23 1/4    $  12
Quarter ended January 31, 1996.............................   10       6        19 1/2       10
Quarter ended April 30, 1996...............................    8 3/8   5 1/2    15 1/4       11 3/4

FISCAL 1997
Quarter ended July 31, 1996................................    9 3/4   6 3/8    12 1/2        7 1/2
Quarter ended October 31, 1996.............................    8 1/2   3 3/4     8 3/4        5
Quarter ended January 31, 1997.............................    4 3/4   3 1/2     7 1/2        4 7/8
Quarter ended April 30, 1997...............................    6 1/8   3 3/4     7 3/16       4 1/4

FISCAL 1998
Quarter ended July 31, 1997................................    5 5/16  3 3/8     6 1/4        3
Quarter ended October 31, 1997.............................    3 7/8   2 5/8     3 13/16      1 7/8
Quarter ended January 31, 1998 (through January 20,
  1998)....................................................    3 1/4   1 11/16   2 1/8        1

---------------
(1) For Moovies Common Stock, for the period from August 3, 1995 through October 31, 1995.

     On June 17, 1997 the most recent trading day immediately prior to the announcement of negotiations regarding the Merger, the last reported sale price, of Video Update Common Stock and Moovies Common stock on the Nasdaq National Market were $5 1/4, per share and $5 15/16 per share, respectively. Based on an Exchange Ratio of .75 shares of Video Update Common Stock for each share of Moovies Common Stock, the pro forma equivalent per share value of Moovies Common Stock on January 20, 1998 was $1.71 per share.

     On July 8, 1997, the last full trading day prior to the public announcement of the Merger (prior to the amendment to the Merger Agreement dated as of October 27, 1997), the last reported sale price of Video Update Common Stock on the Nasdaq National Market was $4 3/4 per share, and the last reported sale price of Moovies Common Stock on the Nasdaq National Market was $4 5/8 per share.

     On October 30, 1997, the last full trading day prior to the public announcement of the amendment to the Merger Agreement dated as of October 27, 1997, the last reported sale price of Video Update Common Stock was $3.00 per share, and the last reported sale price of Moovies Common Stock was $2.00 per share.

     On January 20, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/ Prospectus, the last reported sale price of Video Update Common Stock on the Nasdaq National Market was $2.28 per share, and the last reported sale price of Moovies Common Stock on the Nasdaq National Market was $1.31 per share.

     Neither Video Update nor Moovies has paid any dividends. Because the market price of Video Update Common Stock is subject to fluctuation, the market value of the shares of Video Update Common Stock that holders of Moovies Common Stock will receive in the Merger may increase or decrease prior to the Merger. See "Risk Factors -- Risks Relating to Operations -- Volatility of Stock Price."

     VIDEO UPDATE AND MOOVIES STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE VIDEO UPDATE COMMON STOCK AND THE MOOVIES COMMON STOCK.

                                  RISK FACTORS

     The following risk factors, in addition to the other information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, should be considered by holders of Video Update Common Stock in evaluating whether to approve the Merger Proposal and the Escrow Proposal and by holders of Moovies Common Stock in evaluating whether to approve and adopt the Merger Agreement and thereby become holders of Video Update Common Stock. This Joint Proxy Statement/Prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Moovies and Video Update and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, Moovies and Video Update claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Stockholders of both companies should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents incorporated by reference herein, could affect the future results of Moovies and Video Update, and could cause those results to differ materially from those expressed in any forward-looking statements: materially adverse changes in economic conditions in the markets served by each company, a significant delay in the expected closing of the Merger, lack of consumer acceptance of new release titles, future regulatory actions and conditions in each companies' operating areas, competition in the marketplace, and the operating results of Video Update following the Merger.

RISKS RELATING TO THE MERGER AND ESCROW PROPOSAL

     Integration of Operations. Video Update, which is headquartered in Minnesota, operates 406 video specialty stores in various markets across the United States and Canada as of January 20, 1998. Video Update also is the franchisor of 35 stores in five states in the United States and two provinces in Canada. Moovies, which is headquartered in South Carolina, operates 269 video specialty stores in various markets (most of which are different from those of Video Update) across the United States, as of January 20, 1998. Moovies also is the franchisor of 39 stores in four states. Integrating the operations (including inventory purchasing, distribution of inventory to stores, marketing plans and activities, employee hiring and training, and expansion strategy) and management of the two companies will be a time-consuming process and no assurance can be given that this integration will result in the achievement of all of the anticipated synergies and other benefits expected to be realized from the Merger. Moreover, the integration of these organizations will require the dedication of management resources, which may distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and operating results of Video Update. See "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

     Merger-Related Charges. Video Update and Moovies estimate that, as a result of the Merger, the combined company will incur merger related costs currently estimated to be approximately $11 million which are expected to be amortized over a period of 20 years. The amount of these charges is a preliminary estimate and is subject to change. Moreover, additional unanticipated expenses may be incurred in connection with the integration of the businesses of Video Update and Moovies. Substantial additional expenses may have an adverse effect on the combined company's results of operations and financial condition. Although Video Update expects that the elimination of duplicated expenses as well as other efficiencies related to the integration of the businesses may offset additional expenses over time, no assurance can be given that such net benefit will be achieved in the near term, or at all. See "Selected Historical and Unaudited Pro Forma Combined Financial Information."

     Fixed Conversion Ratio Does Not Reflect Changes in Stock Prices. The number of shares of Video Update Common Stock into which each share of Moovies Common Stock is to be converted in the Merger is fixed. The market value of Video Update Common Stock and/or Moovies Common Stock at the Effective Time of the Merger may vary significantly from the price as of the date of execution of the Merger Agreement, the date hereof or the date on which stockholders vote on the Merger due to, among other factors, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of Video Update or Moovies, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. Because the Exchange Ratio will not be adjusted to reflect changes in the market value of Video Update Common Stock or Moovies Common Stock, the market value of the Video Update Common Stock issued in the Merger, and the market value of the Moovies Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by stockholders.

     Need for Approval of Lenders. The Merger Agreement provides that each of Moovies and Video Update must obtain the necessary consents and approvals under their respective bank credit agreements. Moovies has $49,000,000 outstanding as of December 31, 1997 under its bank credit agreement; Video Update has $32,000,000 outstanding as of December 31, 1997 under its bank credit agreement (the "Line of Credit"). The Line of Credit was executed in February 1997 and is convertible into a two-year term loan if it is not renewed.

     Video Update has retained Banque Paribas (the "Bank") to seek credit approval to underwrite a senior credit facility to be made available by it and several other lenders (the "Syndicated Lenders") aggregating up to $125,000,000 (a "Senior Facility") of which approximately $100,000,000 will be available as term loans and approximately $25,000,000 will be available as a capital expenditure facility and/or line of credit. The arrangement is not a commitment letter from the Bank and the Bank has not given any assurances, or made any representations, that any commitment will be obtained or provided. Moreover, if a commitment is provided, it may not be for the entire Senior Facility and, under such circumstances, such commitment will be conditioned upon obtaining commitments from other financial institutions for the remainder of the Senior Facility. In addition, any such commitment (whether for all or any portion of the Senior Facility) would be subject to a variety of preconditions, including, without limitation, no material adverse change in the business, property, assets, accounting treatment, liabilities, condition (financial or otherwise) or prospects of Video Update and its subsidiaries taken as a whole or in the financial, banking or capital markets for senior syndicated debt financings for leveraged transactions generally. Any commitment would also be subject to the negotiation, execution and delivery of definitive credit documentation. No assurances can be given that a commitment letter will be obtained, that all of the preconditions set forth in the commitment letter will be satisfied, or that definitive agreements will be executed at the Effective Time. The approval of each of Video Update's and Moovies' current bank lenders is a condition to consummation of the Merger Agreement. Such approvals are not likely to be obtained unless and until the Senior Facility (or a similar facility) becomes effective. Accordingly, if definitive agreements for the Senior Facility (or a similar facility), are not executed at or prior to the Effective Time, the Merger Agreement will not be consummated.

     If the Senior Facility becomes effective, Video Update expects that the proceeds of the Senior Facility will be used to (i) refinance approximately $34,000,000 of current outstanding indebtedness of Video Update under the Line of Credit, (ii) refinance approximately $50,000,000 of indebtedness of Moovies under Moovies' existing bank credit agreement, (iii) pay transaction fees and expenses relating to the Merger of approximately $11,000,000, (iv) fund new store openings and/or additional acquisitions following the closing of the Merger and (v) fund conversion and integration costs of approximately $10,000,000 following the Merger. If the Senior Facility (or a similar facility) becomes effective on the terms set forth in the retainer letter with the Bank, the Senior Facility is expected to bear interest at variable rates based on the "base rate" (i.e., the higher of the federal funds rate plus 1/2 of 1% or the prime commercial lending rate) or the interbank Eurodollar rate (approximately
8 1/2%, and 5 1/4% per annum as of January 20, 1998), respectively plus an applicable margin rate that could range from 2% to 3 3/4%. In addition, the Senior Facility (or a similar facility) is expected to include negative, affirmative and financial covenants customarily found in the Syndicated Lenders' loan agreements for similar financings and others deemed by such lenders to be appropriate to this transaction, including, but not limited to, minimum pretax earnings, minimum free cash flow, minimum net worth, maximum indebtedness, maximum leverage, minimum fixed charge coverage, a prohibition or restriction on capital expenditures, debt and guarantees, liens and encumbrances on any property, mergers, consolidations, investments, advances, diversitures, change of business or conduct of business, joint ventures, partnerships, the creation of new subsidiaries, dividends, distributions, repurchases or redemptions of outstanding stock (including options or warrants), the voluntary prepayment, repurchase redemption or defeasance of debt, and the acquisition, sale or transfer, lease or sale-leaseback of assets. The Senior Facility

(or a similar facility) is expected to involve a pledge of substantially all of Video Update's and its subsidiaries' assets to secure its obligations thereunder. The closing of the Merger is not specifically contingent on the expected terms of the Senior Facility, but rather is contingent upon approval of the present primary lenders to Video Update and Moovies. Accordingly, if such approvals can be obtained, the Merger may close, even if the funds utilized to pay the current lenders are available only on somewhat different terms.

     If the Senior Facility (or a similar facility) becomes effective and if Video Update is unable to maintain its current level of operations after the Effective Time, it will be required to reduce its overall expenditures and expansion plans to comply with the covenants and requirements of the Senior Facility (or such similar facility). Additionally, any failure by Video Update to maintain its level of operations within the covenants and requirements of the Senior Facility (or similar facility) could cause Video Update to be in default thereunder, allowing the Syndicated Lenders (or other lenders) to take legal action against Video Update, including but not limited to, the immediate acceleration of payment of borrowed funds, which could materially and adversely affect Video Update's operations. The immediate acceleration of debt thereunder or the lack of further borrowing capacity, in whole or in part, would have a material adverse effect on Video Update's operations and financial condition.

     Video Update expects that its cash and cash equivalents, when combined with those of Moovies and funds available under the Senior Facility (or a similar facility), will be sufficient to fund the planned store openings and other operating cash needs of Video Update for at least the next twelve months following the Merger. However, no assurance can be given that Video Update will not require additional sources of financing prior to such time, as a result of unanticipated cash needs or opportunities, an expanded growth strategy or disappointing operating results. No assurance can be given that the additional funds required, whether within the next twelve months or thereafter, will be available on satisfactory terms, if at all.

     Charge to Income in the Event of Release of Escrow Shares. Stockholders of Video Update should note that the Commission has adopted a position with respect to arrangements such as the Escrow Agreement. The position provides that in the event any shares are released from escrow to Video Update stockholders who are officers, directors, consultants or employees of the company, a non-cash compensation expense will be recorded for financial statement purposes. Therefore, upon the approval of the Escrow Proposal and the release of the Escrow Shares, Video Update will recognize a substantial one-time, non-cash, non-tax deductible charge (estimated at approximately $2.7 million based on an assumed closing price of the stock on the Effective Date ($2.28 on January 20, 1998) for compensation expense that would have the effect of substantially reducing or eliminating earnings, if any, at the time of such release with an offset to paid in capital. Although the amount of compensation expense recognized by Video Update will not affect its total stockholders' equity or cash flow, it may have an adverse effect on the market price of Video Update's securities. See "Video Update -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Effect of Release of Certain Shares From Escrow. Simultaneously with the Merger (assuming approval of the Escrow Proposal), 130,000 shares of Class B Common Stock of the 1,300,000 shares held in escrow will be cancelled and forfeited. The total remaining 1,870,000 shares of Class B Common Stock (which includes the 1,170,000 shares of Class B Common Stock released from escrow but not forfeited) will be converted into an equivalent number of shares of Video Update Common Stock, which will then possess only 1:1 voting rights. Such 1,170,000 shares will no longer be subject to cancellation pursuant to the terms of the Escrow Agreement. In addition, the conversion of such shares into shares of Video Update Common Stock on a 1:1 basis may have a dilutive effect on the current holders of Video Update Common Stock to the extent that such shares are no longer subject to forfeiture pursuant to the Escrow Agreement. Absent approval of the Escrow Proposal, the 1,300,000 shares held in escrow would be subject to forfeiture on July 31, 1998 unless Video Update achieves certain financial targets for fiscal 1998 (which management considers unlikely) or for previous years by means of a transaction accounted for under the pooling of interests method (for which there are currently no plans). See "Proposal to Terminate and Cancel the Escrow Agreement."

     Dilution From Exercise of Moovies Options and Warrants. Pursuant to the Merger Agreement, each outstanding option or warrant to purchase Moovies Common Stock will be converted to an option to purchase such number of shares of Video Update Common Stock (rounded down to the nearest whole number) as is equal to the number of shares of Moovies Common Stock issuable upon exercise of such options and warrants, immediately prior to the consummation of the Merger, multiplied by the Exchange Ratio (currently approximately 1.3 million, based on the Exchange Ratio). The conversion of such options may have a dilutive effect on the current holders of Video Update Common Stock. Pursuant to the Merger Agreement, Moovies stock options converted into Video Update stock options will be registered by Video Update by means of a registration statement or statements on Form S-8 or a similar filing with the Securities and Exchange Commission.

     Solicitation. Pursuant to the Merger Agreement, Moovies may, but shall not be obligated to, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale or transfer of substantial assets, sale of any shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving it or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal. Moovies may accept an Acquisition Proposal and recommend such a proposal to its stockholders, which would prevent the Merger from being consummated. In such event, Moovies may terminate the Merger Agreement and pay Video Update a termination fee of $800,000.

RISKS RELATING TO OPERATIONS

     Because of the similar nature of the business of Video Update and Moovies, the risks set forth below apply to the operations of each company individually as well as to the operations of the combined company following the Merger.

     Expansion. Video Update and Moovies each currently intend to focus on maximizing the operating efficiencies of existing locations and on opening a very limited number of new stores in selected locations rather than aggressively expanding new superstores in additional metropolitan areas where it does not presently have locations. Expansion is and is expected to remain dependent on a number of factors, including cash flow, the availability of bank and other financing resources, the ability to hire, train, retain and assimilate competent management and store-level employees, the ability to identify new markets in which to successfully compete, to locate suitable superstore sites and negotiate acceptable lease terms and to adapt purchasing, management information and other systems to accommodate expanded operations. Expansion is also dependent on the timely fulfillment by landlords and others of their contractual obligations, the maintenance of construction schedules and the speed at which local zoning and construction permits can be obtained. No assurance can be given that Video Update following the Merger will be able to undertake any substantial near-term expansion with new superstores or that such expansion, if possible, will be profitable. Any expansion following the Merger, including growth through acquisitions, will place increasing pressure on the management controls of Video Update. No assurance can be given that the new stores of Video Update following the Merger will achieve sales or profitability comparable to its existing stores.

     Future Cash Needs. Each of Video Update and Moovies has funded operations to date through cash from operations, the proceeds of prior equity and debt offerings, borrowings under bank facilities and trade credit and equipment leases. Video Update currently expects that the cash and cash equivalents of the combined company, together with the funds available under the proposed new $125 million credit agreement to be entered into by Video Update upon the closing of the Merger, will be sufficient to fund operating cash needs for at least the next twelve months following the Merger. However, no assurance can be given that these funds will be available in accordance with bank covenant requirements including, but not limited to, minimum trailing cash flow, or that Video Update will not require additional sources of financing prior to such time, as a result of unanticipated cash needs or opportunities, store openings or disappointing operating results. Also no assurance can be given that the additional funds required, whether within the next twelve months or thereafter, will be available on satisfactory terms, if at all.

     Competition. Both Video Update and Moovies operate in a highly competitive marketplace. Each competes with other video retail stores, including other superstores, and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, vending machines and other retailers, as well as with noncommercial sources such as libraries. Some of the competitors of Video Update and Moovies (even as a combined company) have significantly greater financial and market resources and market share. Many of the Video Update and Moovies company-owned and franchised stores compete with stores operated by the Blockbuster Entertainment division of Viacom, Inc. ("Blockbuster"), Hollywood Entertainment Corporation and Movie Gallery, Inc. some of which are in very close proximity to Video Update and Moovies stores, which could have an adverse impact on the results of operations of Video Update following the Merger. The franchise operations of Video Update and Moovies also compete with numerous franchise operations in many industries that have significantly greater financial and human resources and more experience in selling franchises than do Video Update and Moovies. Potential franchisees may believe that these competing franchisors may offer potential franchisees greater opportunities for success than Video Update and Moovies.

     Possible Adverse Effect of New Technologies on the Video Rental
Business. Video Update and Moovies also currently compete with pay-per-view cable and other television systems. Recently developed digital compression technology combined with fiber optics and other technology permit cable companies, direct broadcast satellite companies and other telecommunications companies to transmit a much greater selection of movies to homes at scheduled intervals throughout the day. Ultimately, these technologies could lead to the availability of movies to the consumer on demand. Certain cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. Technological advances could have a material adverse effect on the business of Video Update following the Merger.

     Changes in Studio Distribution and Pricing. Changes in the manner in which movies are marketed by the studios that produce them, primarily related to an earlier release of movie titles to alternative distribution channels, could substantially decrease the demand for video rentals, which could have a material adverse effect on the financial condition and results of operations for Video Update following the Merger. In addition, changes in the movie studios' wholesale pricing structure for videos could result in a competitive disadvantage for all video specialty stores, including those of Video Update following the Merger.

     Fluctuations in Quarterly Operating Results. Moovies and Video Update have experienced in the past, and either company (or, following the Merger, Video Update) may continue to experience in the future, fluctuations in its quarterly operating results. No assurance can be given that Video Update will have positive earnings in any quarter, or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. Factors such as the number of new store openings (newer stores generally are less profitable than mature stores), weather (particularly on weekends and holidays), the mix of products rented and sold, pricing actions of competitors, special or unusual events affecting retailers in general, the level of advertising and promotional expenses, seasonality, and one-time charges associated with acquisitions or other events could contribute to quarterly variability in operating results. In addition, both companies' expense levels are based in part on expectations of future sales levels, and a shortfall in expected sales could therefore result in a disproportionate decrease in net income.

     Consumer acceptance of new release movie titles. Each of Video Update and Moovies depends significantly on availability and consumer acceptance of new release videocassette titles available for rental. To the extent that available new release titles fail to stimulate consumer interest and retail traffic, operating results could be materially adversely affected.

     Management of Growth. The business of both Video Update and Moovies, including sales, number of stores and number of employees, has grown dramatically over the past several years. In addition, each company has consummated a number of significant acquisitions in the last few years, and may make additional acquisitions in the future. This internal growth, together with the acquisitions made, have resulted in integration costs and placed significant demand on the management and operational systems of both companies. To manage its growth effectively following the Merger, Video Update will be required to continue to upgrade its operational and financial systems, expand its management team and increase and manage its employee base.

     No assurance can be given that Video Update will successfully integrate Moovies' operations and personnel into existing Video Update operations. No assurance can be given that the integration of Moovies' operations will not have a material adverse effect upon Video Update's operating results, particularly in the fiscal quarters immediately following the Merger, while the operations of the Moovies stores are being integrated into Video Update's operations. Once integrated, acquired operations may not achieve levels of revenues or profitability comparable to those achieved by Video Update's existing operations prior to the Merger, or otherwise perform as expected.

     Supplier Agreement With Rentrak Corporation. In connection with the signing of the Merger Agreement, Video Update also has executed an agreement (the "Rentrak Agreement") with Rentrak Corporation ("Rentrak"), a distributor of prerecorded videocassettes and other media, which agreement will be effective only upon the closing of the Merger. Under the Rentrak Agreement, Video Update will be obligated to obtain a minimum annual dollar amount of new release titles from Rentrak. The minimum dollar amount is subject to increase or decrease depending on Video Update's gross revenues from video sales/rentals and the number of major studios participating in Rentrak.

     Under the Rentrak Agreement, Video Update would choose which stores offer a title from Rentrak, but if a store obtains a copy of a new release title from Rentrak it would have to obtain all copies of that title from Rentrak. Video Update believes that Rentrak could be a cost effective source for larger orders of an individual title. Using Rentrak could enable Video Update to order larger numbers of copies of a particular title to satisfy customer demand than would be cost-effective if the copies were purchased for rental. When Video Update chooses to offer a title under the Rentrak Agreement a minimum number of copies for each store is often established by Rentrak based on prior experience with similar titles. Video Update expects to be able to obtain a wide variety of titles under the Rentrak Agreement because Rentrak has a supplier relationship with three of the six largest studios.

     To obtain the full benefits of the Rentrak Agreement, Video Update must correctly identify the new release and other titles that it should lease from Rentrak and the stores that should receive them. To the extent that Video Update obtains new releases or other video products from Rentrak for too many or the wrong stores, Video Update's operations and profits could be adversely affected. No assurances can be given that Video Update will be effective in using Rentrak as a supplier under the Rentrak Agreement to achieve its intended results. See "Video Update, Inc. -- Business -- Suppliers."

     Franchise Sales. The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the "FTC"). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the franchising operations are not materially adversely affected, to date, by such existing regulations, the management of Video Update and Moovies cannot predict the effect any future legislation or regulation may have on its business operations or financial condition.

     Retention of Employees. The success of the combined company after the Merger will depend in part upon the retention of key employees of Video Update and Moovies. Competition for qualified personnel in the video rental industry is very intense. Stock options, which generally become exercisable only over a period of several years of employment, serve as an important incentive for retaining key employees. The stock options held by most Moovies optionees will become fully exercisable upon the consummation of the Merger, thus potentially reducing the retention incentive provided by such options. See "The
Merger -- Interests of Certain Persons in the Merger -- Moovies Stock Options and Warrants." Although each of Video Update and Moovies is engaged in ongoing efforts to retain key employees, retaining such employees after the Merger may be more difficult.

     Volatility of Stock Price. The market prices of Video Update Common Stock and Moovies Common Stock have been, and the market price for Video Update Common Stock may continue to be, extremely volatile. In addition, prices of stocks of companies in the video store industry (including Moovies and Video Update) have been subject to a generally declining trend for approximately the past 20 months. Factors such as new product announcements by Video Update, Moovies or the combined company or their respective competitors, quarterly fluctuations in operating results, challenges associated with integration of business and general conditions in the data networking market may have a significant impact on the market price of Video Update Common Stock or Moovies Common Stock. These conditions, as well as factors which generally affect the market for stocks of retail companies, could cause the price of Video Update Common Stock or Moovies Common stock to fluctuate substantially.

                        THE VIDEO UPDATE SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of Video Update Common Stock in connection with the solicitation of proxies by the Video Update Board of Directors for use at the Video Update Special Meeting to be held on February __, 1998, at the offices of Video Update, World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy
are first being mailed to stockholders of Video Update on or about January   ,
1998.

MATTERS TO BE CONSIDERED

     At the Video Update Special Meeting, holders of Video Update Common Stock will be asked to consider and vote upon:

          (i) the issuance of shares of Video Update Common Stock in exchange for shares of Moovies Common Stock including in connection with the conversion of all outstanding Moovies stock options under the Moovies 1995 Stock Plan, and warrants, pursuant to the Merger Agreement (the "Merger Proposal");

          (ii) the termination and cancellation of the Escrow Agreement, dated July 20, 1994, by and among American Stock Transfer & Trust Company, Video Update and certain stockholders of Video Update (the "Escrow Proposal");

          (iii) the election of seven (7) members of the Board of Directors;

          (iv) the ratification of the selection of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending April 30, 1998;

          (v) to consider and vote upon a proposal to approve the Video Update 1998 Stock Option Plan providing for the issuance of up to 1,750,000 shares; and

          (vi) such other matters as may properly be brought before the Video Update Special Meeting, or any adjournment or postponement thereof.

BOARD OF DIRECTORS' RECOMMENDATIONS

     The Board of Directors of Video Update has unanimously approved the Merger Proposal, the Escrow Proposal (with Messrs. Potter, Bedard and Howard abstaining), the ratification of the selection of Ernst & Young LLP and the Plan Proposal and recommends a vote FOR approval of such proposals. The Board of Directors recommends a vote FOR the election of each of the following director nominees ("Director Nominees"): Daniel A. Potter, John M. Bedard, Daniel C. Howard, Paul M. Kelnberger, Robert Yager, Jana Webster Vaughn and Bernard Patriacca. If the Merger is consummated, at the Effective Time, the Board of Directors of Video Update will be comprised of five current members of the Video Update Board and the two Moovies Designees. Mr. Yager and Ms. Vaughn, currently Video Update Directors, have agreed to resign at or immediately following the Effective Time. See "Proposal For Election of Directors."

RECORD DATE AND VOTING

     Video Update has fixed January 21, 1998 as the record date for the determination of the Video Update stockholders entitled to notice of and to vote at the Video Update Special Meeting. Accordingly, only holders of record of Video Update Common Stock and Video Update Class B Common Stock on the record date will be entitled to notice of and to vote at the Video Update Special Meeting. As of January 21, 1998, there were outstanding and entitled to vote 18,104,591 shares of Video Update Common Stock, which shares were held by approximately 161 holders of record and 2,000,000 shares of Video Update Class B Common Stock, which shares were held by 5 holders of record. Each holder of record of shares of Video Update Common Stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the Video Update Special Meeting. Each holder of shares of Video Update Class B Common Stock on the record date is entitled to five votes per share, which may be cast either in person or by properly executed proxy, at the Video Update Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Video Update Common Stock and Video Update Class B Common Stock entitled to vote at the Video Update Special Meeting is necessary to constitute a quorum at the Video Update Special Meeting, provided, that the shares present must represent at least one-third of the votes entitled to be cast. Pursuant to the Escrow Agreement, none of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John Bedard, Video Update's President nor Daniel Howard, Video Update's Chief Operating Officer, will vote any of their beneficially owned shares of Video Update Common Stock or Video Update Class B Common Stock (which include all of the Class B shares outstanding) on or for the Escrow Proposal.

     The approval of the Merger Proposal will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of the votes cast on the proposal. The approval of the Escrow Proposal will require the affirmative vote of the holders of a majority of the shares of Video Update Common Stock outstanding on the record date excluding any shares of Video Update Common Stock or Video Update Class B Common Stock held by Daniel A. Potter, John
M. Bedard and Daniel Howard. The election of directors will require votes representing a plurality of votes cast. The ratification of the selection of Ernst & Young LLP will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of the votes cast on the proposal. The approval of the Plan Proposal will require the affirmative vote of the holders of shares of Video Update Common Stock and Video Update Class B Common Stock (voting together as a single class) representing a majority of shares present, or represented, and entitled to vote at the Special Meeting. The approval of the issuance of shares of Video Update Common Stock pursuant to the Merger is required by the rules of the National Association of Securities Dealers, Inc. governing corporations with securities listed on the Nasdaq National Market. The approval of the Escrow Proposal is a condition to the approval of the Merger Proposal and the consummation of the Merger. See "The Merger -- Background of the Merger and Related Agreements." Neither the election of directors, the ratification of the selection of Ernst & Young LLP nor the approval of the Plan Proposal is a condition to the consummation of the Merger.

     Shares of Video Update Common Stock and Video Update Class B Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Video Update Special Meeting. Shares which abstain from voting as to a particular matter will be treated as shares that are present at the Video Update Special Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter provided, however, that such shares will be counted as shares entitled to vote at the meeting for purposes of the Plan Proposal. If a broker or nominee holding stock in "street name" indicates on a proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as present at the Video Update Special Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter and will not be treated as entitled to vote for purposes of the Plan Proposal. Accordingly, in determining whether the Merger Proposal, the election of directors, the ratification of the selection of Ernst & Young LLP and the Plan Proposal have received the requisite number of affirmative votes, abstentions and broker non-votes will have no effect; and in determining whether the Escrow Proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Escrow Proposal. Pursuant to the Escrow Agreement, no shares held by Messrs. Potter, Bedard and Howard will be counted in determining whether the Escrow Proposal receives the requisite number of affirmative votes.

     As of January 21, 1998, directors and executive officers of Video Update and their affiliates hold approximately 2.8% of the outstanding shares of Video Update Common Stock and 100% of the outstanding shares of Class B Common Stock. Each of the directors and officers of Video Update has advised Video Update that he or she intends to vote all of his shares of Video Update Common Stock or Video Update Class B Common Stock over which he or she has voting control in favor of the election of directors, the ratification of the selection of Ernst & Young LLP and the Plan Proposal. Each of the directors and certain executive officers of Video Update also has executed a Voting Agreement, dated October 27, 1997, in which he or she has agreed to vote or direct the vote of all shares of Video Update Common Stock and Video Update Class B Common Stock over which he or she has voting control for approval of the Merger Proposal and the Escrow Proposal, except that none of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John Bedard, Video Update's President nor Daniel Howard, Video Update's Chief Operating Officer, will vote any shares of Video Update Common Stock or Video Update Class B Common Stock under his voting control on or for the Escrow Proposal. See "Video Update, Inc. -- Security Ownership of Certain Beneficial Owners and Management."

PROXIES

     This Joint Proxy Statement/Prospectus is being furnished to Video Update stockholders in connection with the solicitation of proxies by and on behalf of the Board of Directors of Video Update for use at the Video Update Special Meeting, and is accompanied by a form of proxy.

     All shares of Video Update Common Stock and Video Update Class B Common Stock that are entitled to vote and are represented at the Video Update Special Meeting by properly executed proxies received prior to or at such Meeting, and not revoked, will be voted at the Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval of the Merger Proposal, the Escrow Proposal, the Plan Proposal, the election of the Director Nominees, and the ratification of the appointment of Ernst & Young LLP as independent auditors.

     If any other matters are properly presented at the Video Update Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such Meeting to another time and/or place, the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     In the event that there are not sufficient votes to approve the issuance of Video Update Common Stock in the Merger at the time of the Video Update Special Meeting, such proposal could not be approved unless the Video Update Special Meeting were adjourned to permit further solicitation of proxies from Video Update stockholders. Proxies that are being solicited by the Video Update Board grant the discretionary authority to vote for any such adjournment. If it is necessary to adjourn the Video Update Special Meeting, and such adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to Video Update stockholders other than the announcement of such time and place at the Video Update Special Meeting. A majority of the voting power represented and voting at the Video Update Special Meeting is required to approve such adjournment whether or not a quorum is present at the Video Update Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Video Update, at or before the taking of the vote at the Video Update Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Video Update before the taking of the vote at the Video Update Special Meeting or (iii) attending the Video Update Special Meeting and voting in person (although attendance at the Video Update Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Video Update, Inc., 3100 World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101, Attention: Secretary, or hand delivered to the Secretary of Video Update at or before the taking of the vote at the Video Update Special Meeting.

     All expenses of Video Update's solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to Video Update stockholders, will be borne by Video Update. In addition to solicitation by use of the mails, proxies may be solicited from Video Update stockholders by directors, officers and employees of Video Update in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Video Update has retained McCor-mick & Pryor, Ltd., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Video Update Special Meeting at a cost of approximately $6,500 plus reimbursement of reasonable out-of-pocket expenses. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Video Update will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

                          THE MOOVIES SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of Moovies Common Stock in connection with the solicitation of proxies by the Moovies Board of Directors for use at the Moovies Special Meeting to be held on February __, 1998, at the Greenville Hyatt Regency, 220 North Main Street, Greenville, South Carolina 29601, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy
are first being mailed to stockholders of Moovies on or about January   , 1998.

MATTERS TO BE CONSIDERED

     At the Moovies Special Meeting, holders of Moovies Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and such other matters as may properly be brought before the Moovies Special Meeting, or any adjournment or postponement thereof.

BOARD OF DIRECTORS' RECOMMENDATION

     The Board of Directors of Moovies has unanimously approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement.

RECORD DATE AND VOTING

     The Moovies Board of Directors has fixed January 21, 1998 as the record date for the determination of the Moovies stockholders entitled to notice of and to vote at the Moovies Special Meeting. Accordingly, only holders of record of shares of Moovies Common Stock at the close of business on the record date will be entitled to notice of and to vote at the Moovies Special Meeting. As of January 21, 1998, there were outstanding and entitled to vote 12,398,352 shares of Moovies Common Stock (constituting all of the voting stock of Moovies), which shares were held by approximately 295 holders of record. Each holder of record of shares of Moovies Common Stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the Moovies Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Moovies Common Stock entitled to vote at the Moovies Special Meeting is necessary to constitute a quorum at the Moovies Special Meeting.

     The approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Moovies Common Stock outstanding on the record date.

     Shares of Moovies Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Moovies Special Meeting. Shares which abstain from voting as to a particular matter, and shares held by a broker or nominee in "street name" which indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, will be treated as shares that are present and entitled to vote at the Moovies Special Meeting for purposes of determining whether a quorum exists. Because the Merger Agreement must be approved by the holders of a majority of the shares of Moovies Common Stock outstanding on the record date, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

     As of January 20, 1998, directors and executive officers of Moovies and their affiliates may be deemed to have or share beneficial ownership of approximately 16.3% of the outstanding shares of Moovies Common Stock. Each of the directors of Moovies has executed a Voting Agreement, dated October 27, 1997, in which he has agreed to vote or direct the vote of all shares of Moovies Common Stock over which he or she has or shares voting control for approval and adoption of the Merger Agreement. See "Moovies, Inc. -- Security Ownership of Certain Beneficial Owners and Management."

PROXIES

     This Joint Proxy Statement/Prospectus is being furnished to Moovies stockholders in connection with the solicitation of proxies by and on behalf of the Board of Directors of Moovies for use at the Moovies Special Meeting, and is accompanied by a form of proxy.

     All shares of Moovies Common Stock which are entitled to vote and are represented at the Moovies Special Meeting by properly executed proxies received prior to or at such Meeting, and not revoked, will be voted at the Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval and adoption of the Merger Agreement.

     If any other matters are properly presented at the Moovies Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such Meeting to another time and/or place, the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Moovies Special Meeting, such proposal could not be approved unless the Moovies Special Meeting were adjourned in order to permit further solicitation of proxies from Moovies stockholders. Proxies that are being solicited by the Moovies Board grant the discretionary authority to vote for any such adjournment. If it is necessary to adjourn the Moovies Special Meeting, and such adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to Moovies stockholders other than the announcement of such time and place at the Moovies Special Meeting. A majority of the voting power represented and voting at the Moovies Special Meeting is required to approve any such adjournment whether or not a quorum is present at the Moovies Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Moovies, at or before the taking of the vote at the Moovies Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Moovies before the taking of the vote at the Moovies Special Meeting or (iii) attending the Moovies Special Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Moovies, Inc., 201 Brookfield Parkway, Greenville, South Carolina 29607, Attention: Secretary, or hand delivered to the Secretary of Moovies at or before the taking of the vote at the Moovies Special Meeting.

     All expenses of Moovies' solicitation of proxies, including the cost of mailing this Joint Proxy Statement/ Prospectus to Moovies stockholders, will be borne by Moovies. In addition to solicitation by use of the mails, proxies may be solicited from Moovies stockholders by directors, officers and employees of Moovies in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Moovies has retained McCormick & Pryor, Ltd., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Moovies Special Meeting at a cost of approximately $6,500 plus reimbursement of reasonable out-of-pocket expenses. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Moovies will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

MOOVIES STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF THE MERGER AND RELATED AGREEMENTS

     During October 1996 representatives of Moovies and Video Update had conversations regarding the possibility of a business combination involving the two companies. These discussions were tentative in nature, did not result in any agreement between the parties and were terminated within a few weeks.

     In April 1997, certain members of Moovies' management contacted Video Update to explore the possibility of a strategic transaction with Moovies, including the possible acquisition by Moovies of Video Update and vice versa, as further described below. In May 1997, Video Update and Moovies entered into a confidentiality agreement for the purpose of permitting the exchange of certain information between the parties.

     During the first weeks of May 1997, representatives and advisors of Video Update and representatives and advisors of Moovies had several telephone conversations to exchange information and to discuss the feasibility of, structure of and strategic rationale for a business combination involving the two companies. On May 19, 1997, Video Update retained Piper Jaffray, Inc. ("Piper Jaffray") as financial advisor with respect to this potential transaction with Moovies. On May 21, 1997, Moovies retained Needham & Company, Inc. ("Needham") as financial advisor with respect to this potential strategic transaction with Video Update. In late May 1997, representatives and advisors of Video Update and Moovies had one meeting to discuss the feasibility and structure of a potential business combination.

     In early June 1997, Video Update made a proposal to Moovies concerning a strategic merger in which Video Update would be the parent of the surviving company. During the first half of June, a series of discussions ensued between financial advisors of the companies regarding the Video Update proposal. On or about June 3, 1997, Video Update's representatives and advisors and Moovies' representatives and advisors met to discuss the structure of a possible strategic merger, a range of possible exchange ratios (the number of shares of Video Update Common Stock to be issued in the merger in exchange for each share of Moovies Common Stock) and other terms, including the requirement of Moovies that all Video Update Class B Common Stock be converted into Video Update Common Stock, which would carry 1:1 rather than 5:1 voting rights. At the end of this meeting, management of both Video Update and Moovies determined that it was advisable to convene meetings of their respective Boards of Directors and instruct their respective counsel to begin to prepare documentation for a strategic business combination.

     From approximately June 2, 1997 through July 7, 1997, Video Update and Moovies and their respective advisors proceeded with work on, and held a series of meetings and discussions regarding, a merger agreement (the "Original Merger Agreement"), and related documents, the consents or approval of landlords, suppliers and other third parties, and the financial, legal and accounting "due diligence" investigation of the respective companies. During this time, Moovies began a series of discussions with Rentrak Corporation, a supplier of prerecorded videocassettes and other products ("Rentrak"). Moovies previously entered into a contract with Rentrak which required, the consent of Rentrak in connection with the merger of Moovies with any third party. Simultaneously, Video Update entered into separate negotiations with Rentrak for a supply contract that would be effective at the Effective Time and supersede any agreement between Rentrak and Moovies. During this period, representatives and advisors of Video Update and Moovies also held several meetings to negotiate the principal business terms of the Merger, including the exchange ratio. On or about July 1 and 2, 1997, representatives of Moovies and Video Update agreed in principle on an exchange ratio of 1.1 shares of Video Update Common Stock for each share of Moovies Common Stock (the "Original Exchange Ratio").

     Following the agreement in principle on the Original Exchange Ratio, each of the directors and certain officers of Video Update and Moovies discussed the proposed terms of a voting agreement (the "Original Voting Agreement"), under which such directors and officers would agree to vote their shares of Video Update Common Stock or Moovies Common Stock, as the case may be, in favor of the Merger and the transactions contemplated thereby.

     During the first three weeks of June 1997, Video Update's Board of Directors, through directors Paul Kelnberger and Jana Vaughn and its Chairman and Chief Executive Officer Daniel A. Potter and its President John M. Bedard met to discuss the feasibility, structure and rationale for the Escrow Proposal and an undertaking agreement (the "Original Undertaking Agreement"), which were developed in response to the requirement imposed by Moovies under the proposed Original Merger Agreement that all shares of Video Update Class B Common Stock be converted as of the Effective Time into Video Update Common Stock, which would carry 1:1 rather than 5:1 voting rights. Pursuant to these discussions, Messrs. Potter, Bedard and Howard agreed to convert the shares of Video Update Class B Common Stock, and thereby forfeit their preferential voting rights, only if the Escrow Agreement were terminated and the Escrow Shares released from escrow. Video Update's Board of Directors on behalf of Video Update and Messrs. Potter, Bedard and Howard, as parties to the Escrow Agreement, reached an agreement in principle on the terms of the Original Undertaking Agreement during the last week of June 1997, subject to discussions with D.H. Blair Investment Banking Corp. ("Blair").

     During the last week of June 1997, Video Update contacted Blair regarding its consent to termination and cancellation of the Escrow Agreement, which consent -- in addition to the approval of the holders of Video Update Common Stock (excluding any shares held by Messrs. Potter, Bedard or Howard) -- is required for such termination or cancellation. Blair advised Video Update that it would provide its consent to the termination and cancellation of the Escrow Agreement, but that such consent would be effective only upon the effectiveness of the Original Undertaking Agreement at the Effective Time and the issuance of a fairness opinion on the Original Undertaking Agreement. Moreover, Blair advised Video Update that its consent is being provided solely for purposes of allowing the holders of Video Update Common Stock (excluding any of such shares held by Messrs. Potter, Bedard or Howard) to vote on the Escrow Proposal and should not be considered or construed as an approval by Blair or an opinion of Blair as to the fairness of the Escrow Proposal or the Original Undertaking Agreement to Video Update or its stockholders.

     On or about July 2, 1997, Video Update contacted Asensio & Company, Inc. ("Asensio & Company"), an investment banking firm not affiliated with Video Update or Moovies or any of their respective directors or officers, to render a fairness opinion on the Original Undertaking Agreement. Video Update retained Asensio & Company on July 2, 1997 as its financial advisor as to the fairness of the Original Undertaking Agreement.

     At meetings of the Video Update Board held on May 27, 1997 and June 9, 12, and 30, 1997 and July 3, 1997, the Video Update directors discussed with Video Update's management and legal advisors the status of the Merger discussions with Moovies, as well as the proposed terms of the Merger and the effects of the Merger on Video Update and the combined companies. See "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors." On July 7, 1997, Video Update and Rentrak reached an agreement in principle on the terms of a supply/revenue sharing agreement that would be effective at and upon the Effective Time and supersede previous agreements with Moovies. The Video Update Board met on the afternoon and later again in the evening of July 7, 1997, at which meetings the proposed terms of the Original Merger Agreement, including the Escrow Proposal, were discussed, Video Update management and financial advisors made presentations concerning the Merger and Piper Jaffray delivered its oral opinion that, as of such date, the Original Exchange Ratio was fair from a financial point of view to the holders of Video Update Common Stock. Asensio & Company, Inc. delivered its oral opinion that, as of such date, the terms and conditions of the Original Undertaking Agreement relating to the Escrow Proposal, were fair from a financial point of view to Video Update's stockholders. The Video Update Board also considered and approved the terms of the supply/revenue sharing agreement with Rentrak Corporation. At such meetings, the Video Update Board also unanimously approved the Original Merger Agreement and the issuance of shares of Video Update Common Stock pursuant to such Original Merger Agreement (using the Original Exchange Ratio) and unanimously recommended that the holders of Video Update Common Stock vote in favor of (i) the Merger Proposal, and (ii) the Escrow Proposal (with Messrs. Potter, Bedard and Howard abstaining).

     At meetings of the Moovies Board held on June 16, and 18, and July 1, 1997, the Moovies directors discussed with Moovies' management and legal and financial advisors the status of the Merger discussions with Video Update, as well as the proposed terms of the Original Merger Agreement and the effects of the Merger on Moovies and the combined companies. See "The Merger -- Reasons for the Merger; Recommen-dations of the Boards of Directors." The Moovies Board met again on July 2, 1997 at which meeting the proposed terms of the Original Merger Agreement were discussed, Moovies' management and advisors made presentations concerning the Merger and Needham delivered its oral opinion that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Original Exchange Ratio was fair to the holders of Moovies Common Stock from a financial point of view. At such meeting, the Moovies Board unanimously approved the Original Merger Agreement and unanimously recommended that the holders of Moovies Common Stock vote in favor of the approval and adoption of such Original Merger Agreement. On or about July 8 or 9, 1997, Moovies reached an agreement in principle for an amendment to its contract with Rentrak pursuant to which Rentrak would provide its consent to Moovies' entering into the Original Merger Agreement.

     On July 8 and 9, 1997, following the approval of the Original Merger Agreement and related matters by the respective Boards of Directors of Video Update and Moovies, (i) Video Update and Moovies finalized, executed and delivered the Original Merger Agreement and related documents, (ii) Video Update, Moovies, and the directors and certain officers of Video Update and Moovies finalized, executed and delivered the Original Voting Agreement, and
(iii) Video Update, Moovies, and Messrs. Potter, Bedard, and Howard finalized, executed and delivered the Original Undertaking Agreement. Also on July 8 and 9, 1997 Video Update and Moovies each finalized their respective agreements with Rentrak Corporation. A joint public announcement of the Merger was made by the parties on the afternoon of July 9, 1997.

     Following the execution of the Original Merger Agreement, during the last three weeks of July 1997 and the first three weeks of August 1997, representatives of Video Update and Moovies and their respective legal, accounting and financial advisors proceeded with work on and held a series of discussions on the various legal documents and regulatory filings necessary to consummate the Merger. Representatives from Video Update and Moovies also requested information from each other as part of their respective continuing "due diligence" analysis of the other company.

     During September 1997 and for the first two weeks of October 1997, after receiving operating results for both companies that did not meet earlier projections, representatives and advisors of Video Update and Moovies held a series of "due diligence" in-person meetings and discussions about their respective operating results, financial condition and prospects. Following these discussions during the second week of October 1997, representatives and advisors of Video Update and Moovies met to discuss and negotiate possible changes to the principal business terms of the Merger, including the Original Exchange Ratio and termination or "breakup" fees. On or about October 20 and 21, 1997, representatives of Moovies and Video Update agreed in principle to the terms of a proposed amendment to the Original Merger Agreement (hereinafter referred to as the "Amendment"); (the Amendment, together with the Original Merger Agreement, is referred to herein as the "Merger Agreement"). As a result of the changes proposed in the Amendment, the Original Undertaking Agreement and the Original Voting Agreement were amended and restated to reflect such Amendment. The Original Voting Agreement was also amended to remove Christopher J. Gondeck, Chief Financial Officer of Video Update at the time, as a signatory, at his request. (The Original Undertaking Agreement, as amended, is herein referred to as the "Undertaking Agreement" and the Original Voting Agreement, as amended, is herein referred to as the "Voting Agreement.")

     During the week of October 20, 1997, Video Update contacted (i) Blair regarding its consent to the termination and cancellation of the Escrow Agreement, given the proposed amendments to the Original Undertaking Agreement, and (ii) Asensio and Company regarding an update of its opinion of July 9, 1997 with respect to the Undertaking Agreement. Blair advised Video Update that it would renew its consent of July 1997.

     At a meeting of the Video Update Board held on October 23, 1997, the Video Update directors discussed with Video Update's management and legal and financial advisors the status of and proposed terms for the Amendment. Video Update management and advisors made presentations concerning the proposed Amendment and Piper Jaffray delivered its oral opinion that, as of such date, the Exchange Ratio of .75 was fair from a financial point of view to the holders of Video Update Common Stock. Asensio & Company delivered its oral opinion that, as of such date, the terms and conditions of the amended Undertaking Agreement were fair from a financial point of view to Video Update's stockholders. At this meeting, the Video Update Board unanimously approved the Amendment and recommended that the holders of Video Update Common Stock vote in favor of (i) the Merger Proposal and (ii) the Escrow Proposal and the related Undertaking Agreement (with Messrs. Potter, Bedard and Howard abstaining). Piper Jaffray delivered a written opinion dated October 23, 1997 that confirmed its oral opinion of that date and Asensio & Company delivered a written opinion dated as of October 27, 1997 that confirmed its oral opinion of October 23, 1997.

     On October 15, 1997, the Moovies Board convened a conference call meeting and received a report from Mr. Mitchell as to the proposed changes to the principal business terms of the Merger, including the Original Exchange Ratio and termination or "breakup" fees. Based on input from the directors who were present, Mr. Mitchell conveyed to Video Update the Moovies Board's concerns regarding the proposed changes to the Original Merger Agreement. On October 16, 1997, at the request of Daniel Potter, Video Update's Chairman and Chief Executive Officer, the Moovies Board convened and met with Mr. Potter to review the proposed changes to the principal business terms of the Original Merger Agreement and to allow him to answer questions. Video Update and Moovies then negotiated additional changes to the Original Merger Agreement. On October 21, 1997, the Moovies Board met and approved in general the terms of the Amendment by a vote of four to three. Further discussions between representatives of Moovies and Video Update ensued, and the specific terms of the Amendment were agreed upon in principle. The Moovies Board met again on October 27, 1997, and discussed with Moovies management, legal and financial advisors the terms of the Amendment. Management made presentations concerning the Merger and the due diligence information exchanged by Moovies and Video Update. Needham representatives were available to answer questions, but informed the Moovies Board that they were awaiting further financial information before the fairness opinion could be finalized. On October 27, 1997, the Moovies Board unanimously approved the execution of the Amendment, with such approval conditioned upon receipt of an acceptable fairness opinion from Needham. On October 30, 1997, Needham delivered its oral opinion, that, as of such date and subject to the factors and assumptions set forth therein, the Exchange Ratio of .75 was fair to the holders of Moovies Common Stock from a financial point of view. See "The Merger -- Opinions of Financial Advisors -- Opinion of Financial Advisor to Moovies."

     From October 23 through October 27, 1997, following approval of the proposed Amendment and related matters by the respective Boards of Directors of Video Update and Moovies, (i) Video Update and Moovies finalized and executed the Amendment and related documents, (ii) Video Update, Moovies, and the directors and certain officers of Video Update and Moovies finalized, executed and delivered the Voting Agreement, and (iii) Video Update, Moovies, and Messrs. Potter, Bedard and Howard finalized, executed and delivered the Undertaking Agreement. On October 30, 1997, after Needham confirmed its fairness opinion, Video Update and Moovies delivered the Amendment and related documents. A joint public announcement of the Amendment was made by the parties after the close of the market on October 30, 1997.

     From October 30, 1997 through the first three weeks of December 1997, representatives of Video Update and Moovies held several in person meetings and their respective legal, accounting and financial advisors consulted by telephone to discuss and to continue the preparation of the legal and regulatory filings required to consummate the Merger, including this Joint Proxy Statement/Prospectus and the requisite filings under the HSR Act. Each company also continued to request and examine information as part of their continuing "due diligence" investigations.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Video Update Board has unanimously determined that the Merger is in the best interests of Video Update and its stockholders and recommends that the stockholders of Video Update vote FOR approval of the Merger Proposal and the Escrow Proposal for the reasons set forth below.

     The Moovies Board has unanimously determined that the Merger is in the best interests of Moovies and its stockholders and unanimously recommends that the stockholders of Moovies vote FOR approval and adoption of the Merger Agreement for the reasons set forth below.

  Joint Reasons for The Merger

     The Video Update Board and the Moovies Board believe that the Merger represents a strategic fit between two companies with similar business strategies and complementary geographical presence and operations. Both Boards of Directors believe that Video Update/Moovies, as a combined company, will have greater financial strength, operating efficiencies, earning power and growth potential than either Video Update or Moovies would have on its own. The Video Update Board and the Moovies Board identified a number of potential benefits of the Merger that they believe will contribute to the success of the combined company and thus inure to the benefit of stockholders of both companies, including the following:

     - Synergies of the Combined Company. Video Update had approximately $92,000,000 in revenues for its fiscal year ending April 30, 1997 and Moovies had revenues of approximately $85,000,000 for its fiscal year ending December 31, 1996. Video Update/Moovies, as a combined company, is projected by management to have over $250 million in revenues for its fiscal 1998 and over 665 video specialty stores in the United States and Canada, although no assurances can be given concerning the amount of combined revenues or the number of stores after consummation of the Merger. Each Board of Directors believes that this should result in a number of important synergies, including (i) reduced general and administrative expenses (as a percentage of revenues of the combined company) due to the opportunity to leverage certain financial and administrative functions over a larger store and revenue base; and (ii) reduced inventory costs, as a result of benefits to be derived from the significant increase in the volume of purchases.

     - Combination of Best of Both Companies. The combined company will be able to take advantage of the best personnel and the best operating systems and practices currently employed by Video Update and Moovies. For example, the Board of Directors of Video Update will be expanded to include directors and officers of both Video Update and Moovies, and the computer and information systems of the combined company will utilize the best aspects of the systems (including accounts payable, general ledger, inventory control, purchasing) currently used by Video Update and Moovies individually.

     - Complementary Geography and Store Operations. Although Video Update and Moovies are national chains, their store locations are geographically diverse and complementary. Video Update stores are located predominantly in the Midwest, Northwest, Southwest and Canada while Moovies stores are concentrated in the Southeast, Northeast and mid-Atlantic regions of the U.S. The combined company is expected to have a presence in 33 states and some of the Nation's largest metropolitan areas as well as in six provinces in Canada. Moreover, integration of personnel and operations following the Effective Time should be accelerated given that both companies use the same point of sale computer information system and similar store layouts.

  Video Update's Reasons for The Merger

     In reaching its conclusion to approve the Merger Agreement, the Video Update Board consulted with management of Video Update, as well as with its financial and legal advisors, and considered the factors described above under "-- Joint Reasons for the Merger" and a number of additional factors, including the following:

          (i) The Video Update Board considered the effectiveness of the Merger in implementing and accelerating Video Update's basic long-term growth strategy.

          (ii) The Video Update Board analyzed the financial performance and condition, businesses and prospects of Video Update and Moovies, including, but not limited to, information with respect to their respective recent and historic stock prices and earnings performance. The Video Update Board considered the detailed financial analyses presented by Piper Jaffray, using the pro forma financial information provided by the respective managements of Video Update and Moovies, as well as the Video Update Board's own knowledge of Video Update, Moovies and their respective businesses.

          (iii) The Video Update Board considered the oral opinion of Piper Jaffray subsequently confirmed in writing as of the date thereof and hereof, that, as of October 23, 1997, the Exchange Ratio was fair to

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

     Video Update stockholders from a financial point of view. The Video Update Board considered the opinion of Asensio & Company Inc., that as of October 27, 1997, the terms and conditions of the Undertaking Agreement were fair to Video Update's stockholders from a financial point of view. See "The Merger -- Opinions of Financial Advisors -- Opinions of Financial Advisors to Video Update."

          (iv) The Video Update Board considered the terms of the Merger Agreement. The Video Update Board also considered certain other information regarding the Merger, including the terms and structure of the Merger and the proposed arrangements with respect to the Board of Directors and operations of the combined company following the Merger. See "The
     Merger -- Management and Operations of Video Update Following the Merger."

          (v) The Video Update Board considered the effect on Video Update stockholders of Video Update continuing as a stand-alone entity compared to the effect of Video Update combining with Moovies, in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the combined company, and the current economic, financial and business environment.

          (vi) The Video Update Board considered the likelihood of the Merger being approved by the appropriate regulatory authorities. See "The Merger -- Regulatory Approvals."

          (vii) The Video Update Board considered the expectation that the Merger will be a tax-free transaction to Video Update and its stockholders. See "The Merger -- Certain Federal Income Tax Consequences" and "The
     Merger -- Accounting Treatment."

          (viii) The Video Update Board considered the effect of the Merger on Video Update's other constituencies, including its senior management and other employees, customers and the communities served by Video Update. See "The Merger -- Interests of Certain Persons in the Merger."

     The Video Update Board also considered a number of potential risks relating to the Merger, including (i) the difficulty and management distraction inherent in integrating two large and geographically diverse operations and the risk that the synergies and benefits sought in the Merger would not be fully achieved,
(ii) the risk that the Merger would not be consummated, (iii) the requirement of approval of the bank lenders of both Video Update and Moovies and the need and timing for a new or amended bank credit facility for post-merger operations,
(iv) the effect of the public announcement of the Merger on the market price of Video Update Common Stock and (v) the substantial charges expected to be incurred by Video Update/ Moovies in connection with the Merger. See "Risk Factors." The Video Update Board believed that these risks were outweighed by the potential benefits to be realized from the Merger.

     The foregoing discussion of the information and factors considered by the Video Update Board is not intended to be exhaustive but is believed to include all material factors considered by the Video Update Board. In view of the wide variety of information and factors considered, the Video Update Board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

  Moovies' Reasons for The Merger

     In reaching its conclusion to approve the Merger Agreement, the Moovies Board consulted with management of Moovies, as well as with its financial and legal advisors, and considered the factors described above under "-- Joint Reasons for the Merger" and the following additional factors:

          (i) An assessment of Moovies' strategic alternatives, which included remaining a publicly owned independent company. In this regard, the Board of Directors concluded, following extensive analysis and discussion, that the terms of the Merger Agreement provide the best means for holders of Moovies Common Stock to maximize the value of their holdings.

          (ii) The belief that the Merger will result in a strong combined entity with complementary business, corporate goals and management philosophies.

          (iii) Information relating to the financial performance, prospects and business operations of each of Moovies and Video Update (which information included the historical financial information contained in the periodic public reports of Moovies and Video Update and the descriptions of their lines of business contained in such reports). The Moovies Board considered the effectiveness of the Merger in implementing and accelerating Moovies' basic long-term growth strategy. The Moovies Board concluded that a combined company would have more bargaining power with lenders, distributors, other vendors and potential landlords. In addition, the combined company should be able to reduce its overhead as a percentage of revenue by eliminating the Moovies headquarters and redundant administrative functions. The Board concluded that an increase in bargaining power and a decrease in overhead could result in increased cash flow and enhanced earnings power.

          (iv) The effect on Moovies continuing as a stand-alone entity compared to the effect of Moovies combining with Video Update, in light of its financial condition and the prospects of the two companies on a stand-alone basis (including, as to Moovies, the availability of short-term and long-term funds under its Banque Paribas line of credit, and alternative sources financing) and of the combined company, and the current economic, financial and business environment. The Moovies Board concluded that a combined company would be in a better position to withstand current industry competitive factors. The Moovies Board also concluded that the Merger was a better alternative than funding future growth on a stand-alone basis.

          (v) The presentation of Moovies' financial advisor, Needham, and its oral opinion to the effect that, as of October 30, 1997, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the Exchange Ratio was fair to holders of Moovies Common Stock from a financial point of view (for a summary of Needham's written opinion, including the assumptions made, matters considered and limits of review, see "The Merger -- Opinions of Financial Advisors -- Opinion of Financial Advisor to Moovies"). The Moovies Board accepted Needham's opinion and concluded that the Exchange Ratio was fair to holders of Moovies Common Stock.

          (vi) The expectation that the Merger will be a tax-free transaction, and accordingly will have no current tax consequences to the Moovies stockholders. The Board believes that the "tax-free" nature of the Merger provides the stockholders of Moovies with an additional benefit. See "The Merger -- Certain Federal Income Tax Consequences" and "The
     Merger -- Accounting Treatment."

          (vii) The Moovies Board considered the effect of the Merger on Moovies' other constituencies, including its senior management and other employees, customers and the communities served by Moovies. See "The Merger -- Interests of Certain Persons in the Merger." The Moovies Board concluded that notwithstanding the reduction in the headquarters staff due to the elimination of duplicative functions, the overall effect of the Merger on Moovies' stockholders and customers and most of its employees would be to provide a better future for Moovies than operating on a stand-alone basis.

     The Moovies Board of Directors believes that each of these factors supports its recommendation that the Moovies stockholders approve and adopt the Merger Agreement and approve the terms of the Merger.

     The Moovies Board believes that Moovies and the Moovies stockholders will receive reasonable protection from a change in circumstances relating to Video Update between the date of the Proxy Statement/ Prospectus and the Effective Time through the inclusion in the Merger Agreement of a condition to the closing of the Merger to the effect that since October 27, 1997, no event shall have occurred which would have a material adverse effect on the business, operations, assets of financial condition of Video Update or its subsidiaries, taken as a whole, but not with respect to changes in the video rental industry generally.

     The Moovies Board also considered a number of potential risks relating to the Merger, including (i) the difficulty and management distraction inherent in integrating two large and geographically diverse operations and the risk that the synergies and benefits sought in the Merger would not be fully achieved,
(ii) the risk that the Merger would not be consummated (including the risk related to the financing contingency in the Merger Agreement), (iii) the effects associated with the amended Rentrak Agreement, and (iv) the substantial charges expected to be incurred by Video Update and Moovies in connection with the Merger. See "Risk

Factors." The Moovies Board considered the potential risks relating to a decision not to merge, including (i) competitive factors in the video rental market and (ii) the limited capital resources available to Moovies. The Moovies Board believed that the risks relating to the Merger were outweighed by the potential benefits to be realized from the Merger and the potential risks associated with declining the Merger.

     The Moovies Board considered Moovies' capital resources and its existing line of credit. Moovies believes that cash from operations and borrowing availability under its line of credit will be sufficient to fund existing operations through at least March 15, 1998 even if the Merger is not consummated. For the quarter ended September 30, 1997, cash from operations did not meet Moovies' expectations and, as a result, the amounts due to certain vendors are now past due. Moovies is working with these vendors to develop repayment plans. Moovies has maintained a satisfactory relationship with its current vendors, including its two primary product vendors. The loss of these two product vendors could have a material adverse effect on Moovies. Assuming Moovies is able to reach satisfactory arrangements with these vendors, Moovies expects that cash from operations will be sufficient to fund future video and other inventory purchases and other working capital needs even if the Merger is not consummated, although unanticipated expenses or revenue shortfalls likely will cause Moovies to require additional financing to fund operations. There can be no assurance that any such sources of funds will be available or, if available, that they will be on terms and conditions satisfactory or favorable to Moovies. See "Moovies, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Moovies currently has no alternative financing arrangements.

     The foregoing discussion of the information and factors considered by the Moovies Board is not intended to be exhaustive but is believed to include all material factors considered by the Moovies Board. In view of the wide variety of information and factors considered, the Moovies Board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

OPINIONS OF FINANCIAL ADVISORS

OPINIONS OF FINANCIAL ADVISORS TO VIDEO UPDATE

  Piper Jaffray

     Video Update retained Piper Jaffray pursuant to an engagement letter dated May 19, 1997 to render its opinion to the Video Update Board of Directors regarding the fairness, from a financial point of view, to the holders of Video Update Class A Common Stock ("Video Update Common Stock") of the Exchange Ratio and to assist Video Update's management and Board of Directors in analyzing the proposed Merger and the proposed Exchange Ratio.

     Piper Jaffray is an investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Piper Jaffray was selected to prepare a fairness opinion based upon its experience and expertise in transactions similar to the Merger and its reputation in the specialty retail, video retail and investment banking industries. Piper Jaffray has acted as a manager of an underwriting of Video Update Common Stock and has provided other investment banking services for Video Update in the past and may do so in the future. In the ordinary course of its business, Piper Jaffray actively trades Video Update Common Stock for its own account and for the accounts of its customers, and, therefore, may from time to time hold a long or short position in such securities. Piper Jaffray also provides research coverage for Video Update. Piper Jaffray may, in the ordinary course of its business, trade Moovies Common Stock for the accounts of its customers, and, therefore, may from time to time hold a long or short position in such securities. Video Update gave no specific instructions to Piper Jaffray in connection with its engagement and no limitations were imposed by Video Update on Piper Jaffray with respect to the investigations made or procedures followed in rendering its opinion.

     Piper Jaffray delivered to the Video Update Board of Directors on October 23, 1997, its oral opinion (subsequently confirmed by written opinion dated as of the same date) to the effect that, as of the date of the opinion and based on and subject to the assumptions, factors and limitations as set forth in the opinion and as described below, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Video

Update Common Stock. Piper Jaffray affirmed its opinion in writing as of October 23, 1997 and as of the date hereof. Such opinion, as affirmed, is referred to herein as the "Piper Opinion."

     THE FULL TEXT OF THE PIPER OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON ITS REVIEW, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX B. THE SUMMARY OF THE PIPER OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE PIPER OPINION. THE PIPER OPINION CONTAINS A COMPLETE DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN.

     The Piper Opinion, which was delivered for the use of and consideration by the Video Update Board, is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Video Update Common Stock, does not address the value of shares of Video Update Common Stock or the price at which such shares may trade in the future, does not address Video Update's underlying business decision to participate in the Merger and does not constitute a recommendation to any Video Update stockholder as to how such stockholder should vote with respect to the Merger. Piper Jaffray does not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act and the rules and regulations promulgated thereunder, or that its opinions constitute a report or valuation within the meaning of Section 11 of the Act and the rules and regulations promulgated thereunder.

     In arriving at the Piper Opinion, Piper Jaffray reviewed, analyzed and relied upon material bearing upon the financial and operating condition and prospects of Video Update and Moovies and material prepared in connection with the Merger, and considered such financial and other factors as it deemed appropriate under the circumstances, including, among other things, the following: (i) the Merger Agreement; (ii) the Reports on Form 10-K for Moovies for each of the three fiscal years ended December 31, 1996, December 31, 1995, and December 31, 1994; (iii) the Reports on Form 10-Q for Moovies for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997; (iv) the Reports on Form 10-K for Video Update for each of the three fiscal years ended April 30, 1997, April 30, 1996 and April 30, 1995; (v) the Reports on Form 10-Q for Video Update for the quarters ended October 31, 1997 and July 31, 1997; (vi) financial forecasts for Video Update, furnished by Video Update's management, including financial forecasts for the five year period ending April 30, 2002 and financial forecasts for the five year period ending December 31, 2002; (vii) the financial forecast for 1997 and five year financial forecasts for Moovies, including 1998 through 2002 financial forecasts furnished by Moovies management (the "Moovies Forecasts") and the Moovies Forecasts for calendar years 1998 through 2002 as adjusted by Video Update management (the "Adjusted Moovies Forecasts"); (viii) the historical pricing and trading activity for Video Update and Moovies common stock; and (ix) such other studies, analyses and inquiries as Piper Jaffray deemed appropriate. Piper Jaffray also held discussions with the senior management of Video Update and Moovies concerning their past and current business operations, the background and rationale for the proposed Merger, the financial condition, operating performance, balance sheet characteristics and prospects of their respective businesses independently and the financial and operating prospects for the combined company after consummation of the proposed Merger.

     For purposes of the Piper Opinion, Piper Jaffray relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt to independently verify the same. With respect to financial forecasts, Piper Jaffray assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Video Update and Moovies, that such projections and forecasts will be realized in the amounts and in the time periods currently estimated, and that the Merger would be accounted for as a purchase under generally accepted accounting principles. Neither Video Update nor Moovies publicly discloses internal management forecasts of the type provided to Piper Jaffray in connection with Piper Jaffray's review of the Merger. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Piper Jaffray has assumed no liability for such forecasts. Piper Jaffray also assumed that there were no material changes in Video Update's or Moovies' assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Piper Jaffray. Piper Jaffray assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act and the Exchange Act and all other applicable federal and state statutes, rules and regulations. Piper Jaffray assumed the release from escrow of 1,300,000 shares of Class B Common Stock, $.01 par value of Video Update ("Video Update Class B Common Stock") beneficially owned by certain senior managers of Video Update and the conversion of all outstanding shares of Video Update Class B Common Stock to Video Update Common Stock. The Piper Opinion did not consider and Piper Jaffray expressed no opinion with respect to the release from escrow of such shares of Video Update Class B Common Stock. Piper Jaffray did not perform any appraisals or valuations of specific assets of Video Update or Moovies and has not expressed any opinion regarding the liquidation value of Video Update or Moovies.

     Piper Jaffray believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses would create an incomplete view of the analyses and process underlying their opinions. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. No company or transaction used as a comparison in the analyses is identical to Video Update or Moovies or to the Merger. Additionally, estimates of the value of the businesses do not purport to be appraisals or necessarily reflective of the prices at which the business actually may be sold. Because such estimates are inherently subject to uncertainty, neither the Video Update Board, Piper Jaffray nor any other person assumes responsibility for the accuracy of such estimates.

     Piper Jaffray performed certain financial and comparative analyses, including those summarized below, which it discussed with the Video Update Board of Directors on October 23, 1997. Piper Jaffray confirmed the appropriateness of its reliance on the described analyses in connection with the affirmation of its opinion dated on or about the date of this Joint Proxy Statement/Prospectus by performing procedures to update certain of such analyses and reviewing the assumptions on which such analyses were based and the factors considered in connection therewith. The Piper Opinion is based upon information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation at such dates. Events occurring after such dates could materially affect the assumptions used in preparing the Piper Opinion. The analyses referred to below were made in connection with rendering the Piper Opinion on October 23, 1997.

     Selected Market Information. Piper Jaffray reviewed certain stock trading characteristics of Video Update Common Stock and Moovies Common Stock, including the stock price and volume comparisons for the periods ending October 22, 1997. Piper Jaffray also analyzed the per share purchase price and aggregate transaction value based on the Exchange Ratio and other terms set forth in the Merger Agreement, using the closing price of Video Update Common Stock and Moovies Common Stock on October 22, 1997.

     Pro Forma Dilution Analysis. Piper Jaffray reviewed the pro forma impact of the Moovies acquisition on Video Update's projected earnings per share, comparing Video Update's pre-Merger earnings per share to the earnings per-share following the Merger, reflecting the addition of Moovies' earnings reflected in the Adjusted Moovies Forecasts and the effect of a base case amount of synergies estimated by management at $10.3 million in calendar year 1998, together with the issuance of shares of Video Update Common Stock in exchange for Moovies shares. Based on this analysis, Piper Jaffray concluded that the Merger would be accretive to Video Update's earnings per share in calendar 1998 and thereafter.

     Discounted Cash Flow Analysis. Piper Jaffray performed a discounted cash flow analysis on the Adjusted Moovies Forecasts to calculate a range of theoretical values for Moovies based on (i) the net present value of projected free cash flows and (ii) a terminal value which estimates the value of Moovies in the year 2001 by applying certain multiples of earnings before interest and taxes. Piper Jaffray assumed, among other things, discount rates of 12% to 16%, which Piper Jaffray deemed appropriate to the risk associated with such projected cash flows, and terminal value multiples of operating income before interest and taxes ("EBIT") of 6.0x to 8.0x. The analysis, including the positive impact of synergies from the Merger, calculated an implied equity valuation range for Moovies of $33.5 million to $64.6 million ($2.68 to $5.17 per share) and, excluding any positive impact of synergies from the Merger, calculated an implied equity valuation range for Moovies of

(-$6.5) million to $7.5 million ((-$.52) to $.60 per share), compared to $32.8 million or $2.63 per share in the Merger.

     Premiums Paid Analysis. Piper Jaffray reviewed information relating to premiums paid over recent trading prices of the securities of Video Update and Moovies and for two groups of similar transactions. Premiums paid analysis is a widely used methodology for analyzing mergers and acquisitions, but the results of such methodology are highly dependent upon the comparability of the value received or paid in a transaction to the trading price of a company's shares prior to the announcement of such transaction. After a review of available information, Piper Jaffray determined that a premiums paid analysis of the Merger would not be indicative of the fairness of the final Exchange Ratio to holders of Video Update Common Stock due to, among other things, the effect on the trading prices of the securities of Video Update and Moovies (and, therefore, the financial value of the Merger as determined by the final Exchange Ratio) of the public announcement of the Original Merger Agreement and the Original Exchange Ratio.

     Contribution Analysis. Piper Jaffray reviewed Video Update's and Moovies' financial projections for the calendar years 1998 through 2001. For these periods, Piper Jaffray analyzed the contributions to sales, EBIT, net income and total stores of Video Update and Moovies to the combined company and compared these contribution figures to the post-Merger ownership percentage of Moovies' current shareholders of 31.2% based on the Exchange Ratio. These figures include any anticipated benefits from Merger synergies. Based upon the Adjusted Moovies Forecasts, the contribution of Moovies to the combined company's sales exceeded the percentage of equity that Moovies' shareholders would own in the combined company beginning in calendar year 1998, the contribution of Moovies to the combined company's EBIT and net income exceeded the percentage of equity that Moovies' shareholders would own in the combined company beginning in 1998 and the contribution of Moovies to the combined company's total stores exceeded the percentage of equity that Moovies' shareholders would own in the combined company beginning in calendar year 1998.

     Comparable Company Analysis. Piper Jaffray analyzed information relating to four publicly traded companies which operate video specialty stores including Hollywood Entertainment Corporation, Movie Gallery, Inc., Video Update, Inc., and West Coast Entertainment Corporation. Based on its analysis, Piper Jaffray derived a mean and a median price/earnings ("P/E") multiple for calendar 1997 estimated earnings per share ("1997 EPS") of 13.9x and 14.9x, respectively, and for calendar 1998 estimated earnings per share ("1998 EPS") of 8.2x and 6.7x, respectively. Piper Jaffray also derived a mean and median multiple of company value to latest twelve months revenue ("Company Value/Revenue") of .9x and .8x respectively, and a mean and median multiple of company value to latest twelve months operating income before interest, taxes, depreciation and amortization ("EBITDA") ("Company Value/EBITDA") of 2.6x and 2.7x respectively. Based on the Exchange Ratio and Moovies financial results and forecasts, the Merger multiples for 1997 P/E estimate, 1998 P/E estimate, Company Value/Revenue and Company Value/EBITDA multiples were 14.6x, 7.5x, .8x, and 3.3x, respectively.

     Comparable Acquisition Analysis. Piper Jaffray analyzed select industry transactions in two separate categories which were deemed comparable to the Merger. Search 1 was in the video rental industry for transactions greater than $10 million in size between January 1, 1992 and October 22, 1997 where at least 50.1% of the target company's outstanding shares were acquired. Search 2 was for the retail SIC codes 5311-5699 (Retail Trade -- General Merchandise & Apparel), 5712-5736 (Home Furnishings) and 5211-5999 (Miscellaneous Retail Trade) for transactions greater than $10 million and less than $1 billion in size between June 1, 1996 and October 22, 1997 where at least 50.1% of the target company's outstanding shares were acquired. Search 1 yielded 7 and Search 2 yielded 15 completed transactions which Piper Jaffray deemed to be comparable. Based on its analysis of the comparable transactions in Search 1, Piper Jaffray derived a mean and median multiple of company value to latest twelve months net sales of 1.6x and 1.4x, respectively (compared to the Merger revenue multiple of .8x), of company value to operating income before interest, taxes, depreciation and amortization ("EBITDA") of 5.9x and 5.0x, respectively, (compared to the Merger EBITDA multiple of 3.3x). Based on its analysis of the comparable transactions in Search 2, Piper Jaffray derived a mean and median multiple of company value to latest twelve months net sales of 0.7x and 0.6x, respectively (compared to the Merger revenue multiple of .8x).

     As compensation for its services, Piper Jaffray is to receive from Video Update a total fee of $725,000, of which $25,000 was due at the time of the execution of the engagement letter between Video Update and Piper Jaffray, $25,000 was due 60 days following the execution of the engagement letter between Video Update and Piper Jaffray, $75,000 was due upon delivery of the Piper Opinion on July 7, 1997, $50,000 was due upon the delivery of the Piper Opinion on October 23, 1997, $50,000 is due upon affirmation of the Piper Opinion as of the date of this Joint Proxy Statement/Prospectus, and $500,000 is payable upon the closing of the Merger. Video Update paid $125,000 as a first installment to Piper Jaffray on August 19, 1997. Video Update has also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel and to indemnify Piper Jaffray against certain liabilities, including liabilities under the federal securities laws.

  Asensio & Company

     On July 7, 1997, Asensio and Company delivered its oral opinion to the Board of Directors of Video Update to the effect that, as of such date, the terms of the Original Undertaking Agreement relating to the Escrow Proposal were fair to the holders of Video Update Common Stock from a financial point of view. Such opinion was subsequently confirmed in writing on July 9, 1997. On October 23, 1997, Asensio & Company delivered its oral opinion that as of such date, the terms of the Undertaking Agreement were fair to the holders of Video Update Common Stock from a financial point of view. Such opinion was subsequently confirmed in writing on October 27, 1997. See "Proposal to Terminate and Cancel the Escrow Agreement."

  Opinion of Financial Advisor to Moovies

     Moovies retained Needham to act as financial advisor to Moovies in connection with the proposed transaction with Video Update. In connection with this engagement, Moovies requested Needham to render an opinion as to whether or not the Exchange Ratio and the terms of the Merger Agreement were fair to the stockholders of Moovies from a financial point of view. Needham was not requested to, and did not, make any recommendation to the Moovies Board as to the Exchange Ratio to be provided for in the Merger, which Exchange Ratio was determined through arms-length negotiations between Moovies and Video Update.

     On October 30, 1997, Needham delivered its oral opinion (subsequently confirmed by written opinion dated October 30, 1997) that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair to the stockholders of Moovies from a financial point of view. This opinion, as affirmed in writing dated the date hereof, is referred to herein as the "Needham Opinion." Needham's opinion is directed only to the financial terms of the Merger Agreement and does not constitute a recommendation to any stockholder of Moovies as to how such stockholder should vote at the Moovies Special Meeting.

     NEEDHAM IS NOT EXPRESSING ANY OPINION AS TO WHAT THE VALUE OF VIDEO UPDATE COMMON STOCK WILL BE WHEN ISSUED TO THE STOCKHOLDERS OF MOOVIES PURSUANT TO THE MERGER OR THE PRICES AT WHICH VIDEO UPDATE COMMON STOCK WILL ACTUALLY TRADE AT ANY TIME. THE COMPLETE TEXT OF THE NEEDHAM OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY NEEDHAM, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX D, AND THE SUMMARY OF THE NEEDHAM OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE NEEDHAM OPINION. MOOVIES STOCKHOLDERS ARE URGED TO READ THE NEEDHAM OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY NEEDHAM.

     In arriving at its opinion, Needham, among other things, (i) reviewed the Merger Agreement; (ii) reviewed certain other documents relating to the Merger;
(iii) reviewed certain publicly available information concerning Video Update and Moovies and certain other relevant financial and operating data of Video Update and Moovies made available from the internal records of Video Update and Moovies; (iv) reviewed the historical stock prices and trading volumes of Video Update's and Moovies' common stock; (v) held discussions with members of senior management of Video Update and Moovies concerning their current and future business prospects; (vi) reviewed certain financial forecasts and projections prepared by the respective managements of Video Update and Moovies; (vii) compared certain publicly available financial data of companies whose securities are publicly traded, which Needham deemed generally comparable to the business of Moovies, to similar data for Moovies;
(viii) reviewed the financial terms of certain other business combinations that Needham deemed generally relevant; and (ix) performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate. Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for purposes of its opinion. With respect to Video Update's and Moovies' financial forecasts provided to Needham by their respective managements, Needham assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the separate future operating and financial performances of Video Update and Moovies, respectively. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Moovies or Video Update. Needham's opinion states that it was based on economic, monetary and market conditions existing as of the date of such opinion. Based on this information, Needham performed a variety of financial analyses of the Merger and the Exchange Ratio. The following paragraphs summarize the significant quantitative and qualitative analyses performed by Needham in arriving at its opinion presented to the Moovies Board on October 30, 1997.

     In reaffirming its opinion as of the date of this Joint Proxy Statement/Prospectus, Needham confirmed the appropriateness of its reliance on the analyses used to render its October 30, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

     Contribution Analysis. Needham reviewed and analyzed the pro forma contribution of each of Video Update and Moovies to pro forma combined operational and financial information as of and for the twelve months ended June 30, 1997 and July 31, 1997 for Moovies and Video Update respectively. Needham reviewed, among other things, the pro forma contributions to total revenue, operating income, earnings before interest, income tax expense, depreciation and amortization ("EBITDA"), and stockholders' equity. Based on this analysis, Moovies contributed 49.5% to pro forma combined revenues, 16.1% to pro forma combined net income, 40.4% to pro forma EBITDA, and 41.3% to pro forma combined stockholders' equity. Based on the Exchange Ratio, Moovies' stockholders will own approximately 31.8% of Video Update after the Merger. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

     Comparable Company Analysis. Needham compared selected historical and projected operating and stock market data and operating and financial ratios for Moovies to the corresponding data and ratios of certain publicly traded video rental retail store companies which it deemed generally comparable to Moovies. Such data and ratios included total market capitalization to historical and projected revenue, price per share to historical and projected earnings per share and market value to historical book value.

     Companies deemed to be generally comparable to Moovies included Hollywood Entertainment Corporation, Movie Gallery, Inc., Video Update, Inc. and West Coast Entertainment Corporation.

     For these companies, the multiples of total market capitalization to last twelve months ("LTM") revenues ranged from 0.5x to 1.5x with a mean of 0.9x and a median of 0.8x; the multiples of market capitalization to projected 1997 revenues ranged from 0.5x to 1.1x with a mean of 0.8x and a median of 0.7x; the LTM price-earnings multiples ranged from 9.4x to 16.2x with a mean of 12.6x and a median of 12.3x; the projected 1997 price-earnings multiples ranged from 11.3x to 16.3x with a mean of 13.8x and a median of 10.2x; and the multiples of market value to historical book value ranged from 0.3x to 1.5x with a mean of 0.7x and a median of 0.5x.

     These ratios were compared with the following ratios for Moovies, calculated based on the closing price of Video Update Common Stock on the trading day prior to the announcement of the Amendment to the Merger Agreement and the Exchange Ratio of 0.75; total market capitalization to LTM revenues of 0.7x; total market capitalization to projected 1997 revenues of 0.7x; LTM price-earnings multiple of 36.1x; and market value to historical book value multiple of 0.5x.

     Comparable Transaction Analysis. Needham also analyzed publicly available financial information for nine selected mergers and acquisitions of public companies in the retail store industry and ten selected mergers and acquisitions of private companies in the video retail store industry. In examining these transactions, Needham analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration offered, such as one-day and four-week premiums of the consideration offered to the public target's stock price; aggregate transaction value as multiples of LTM revenues, earnings before interest and taxes ("EBIT"), and earnings before interest, taxes, depreciation and amortization ("EBITDA"); and multiples of market value to LTM net income and historical book value. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances.

     Completed public retail store company transactions analyzed by Needham included: BizMart, Inc./ Intelligent Electronics, Inc.; Nature Food Centers, Inc./General Nutrition Companies; Perry Drug Stores, Inc./Rite Aid Corporation; National Convenience Stores/Diamond Shamrock, Inc.; Orchard Supply Hardware Stores/Sears Roebuck & Co.; Big B, Inc./Revco DS, Inc.; Kash N' Karry Food Stores, Inc./Food Lion, Inc.; Leslie's Poolmart/Investor Group; and Delchamps, Inc./Jitney-Jungle Stores of America.

     For these transactions the one-day stock price premium ranged from 9.5% to 96.4% with a mean of 34.6% and a median of 25.3%; the four-week stock price premium ranged from 6.7% to 118.2% with a mean of 45.5% and a median of 46.7%. The multiples of transaction value to LTM sales ranged from 0.3x to 0.8x with a mean of 0.5x and a median of 0.5x; the LTM EBIT multiples ranged from 10.4x to 15.3x with a mean of 12.8x and a median of 13.2x; and the LTM EBITDA multiples ranged from 5.8x to 9.7x with a mean of 7.8x and a median of 8.1x. The multiples of market value to LTM net income ranged from 21.4x to 48.4x with a mean of 28.7x and a median of 26.9x; and the multiples of market value to book value ranged from 1.8x to 2.8x with a mean of 2.4x and a median of 2.4x.

     Completed private video rental store company transactions analyzed by Needham included: UI Video Holdings, Inc./Blockbuster Entertainment Corporation; WJB Video LP/Blockbuster Entertainment Corporation; Super Club Retail Entertainment Corporation/Blockbuster Entertainment Corporation; Title Wave Stores, Inc./Hollywood Entertainment Corporation; First Row Video, Inc. and Video Game Trader, Inc./ Moovies, Inc.; MoveAmerica, Inc./Moovies, Inc.; Pic-a-Flick Group/Moovies, Inc.; American Video, Inc. and Red Giraffe Video, Inc/West Coast Entertainment Corporation; Palmer Corporation and affiliates/West Coast Entertainment Corporation; and Home Vision Entertainment, Inc./Movie Gallery, Inc.

     For these transactions the multiples of transaction value to LTM sales ranged from 0.5x to 1.7x with a mean of 1.1x and a median of 1.1x; the LTM EBIT multiples ranged from 15.1x to 36.8x with a mean of 22.0x and a median of 17.6x; and the LTM EBITDA multiples ranged from 3.0x to 4.8x with a mean of 4.0x and a median of 4.1x. The multiples of market value to LTM net income ranged from 12.6x to 86.5x with a mean of 39.7x and a median of 34.7x; and the multiples of market value to book value ranged from 1.9x to 6.9x with a mean of 5.0x and a median of 6.0x.

     These premiums and ratios for the public retail companies and private video rental store companies were compared with the following for Moovies, calculated based on the closing price of Video Update Common Stock on the trading day prior to the announcement of the Amendment to the Merger Agreement and the Exchange Ratio of 0.75: one-day stock price premium of 19.5%, four-week stock price premium of 1.9%, LTM sales multiple of 0.8x, LTM EBIT multiple of 54.4x, LTM EBITDA multiple of 3.2x, and market to book value multiple of 0.5x.

     Stock Trading History. Needham examined the history of trading prices and volumes for Moovies Common Stock and Video Update Common Stock, both separately and in relation to each other, and the relationship between movements of Moovies Common Stock and Video Update Common Stock and movements in composite indices such as the Standard & Poor's 500, Nasdaq Composite and the Dow Jones Industrials.

     No company or transaction used in any comparable analysis as a comparison is identical in the case of Moovies. Accordingly, these analyses are not mathematical; rather they involve complex considerations and judgments concerning differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies and transactions to which they are being compared.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of Moovies or Video Update. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold.

     In August 1995, Needham acted as a managing underwriter in Moovies' initial public offering. In July 1996, Needham acted as a managing underwriter in Moovies' second public offering. In December 1996, Needham acted as a financial advisor to Moovies in connection with the implementation of its Stockholder Rights Plan and received a fee of $25,000. Needham acts as a market maker in Moovies Common Stock.

     Pursuant to the terms of the engagement letter between Needham and Moovies, Moovies has agreed to pay Needham a fee of $150,000 payable upon the rendering of the Needham Opinion and an advisory fee upon consummation of the Merger, of 0.60% of the sum of (i) the aggregate consideration received by Moovies and/or its stockholders in the Merger and (ii) the outstanding long-term debt of Moovies (approximately $425,000 based on the closing price of Video Update Common Stock and the number of shares of Moovies Common Stock outstanding on January 20, 1998). Moovies has also agreed to reimburse Needham for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial advisor to Moovies.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the Moovies Board to act as Moovies' financial advisor in connection with the Merger based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with the video retailing industry. In the normal course of its business, Needham may actively trade the equity securities of Moovies for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Escrow Shares

     Video Update has 2,000,000 shares of Video Update Class B Common Stock outstanding, each of which carries 5 votes per share on all matters upon which stockholders may vote. All of such shares are held beneficially or of record by Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President, and Daniel C. Howard, Video Update's Chief Operating Officer. Of these 2,000,000 shares of Video Update Class B Common Stock, the 1,300,000 Escrow Shares are held in escrow and are subject to forfeiture and cancellation in accordance with the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrow Shares may be released only if Video Update achieves certain income levels initially set in the Escrow Agreement and adjusted after that time for subsequent stock issuances. All Escrow Shares remaining in escrow on July 31, 1998 will be forfeited and canceled. For all of the Escrow Shares to be released in accordance with the Escrow Agreement, even before adjusting the income targets for shares issued in the Merger, (i) Video Update's Minimum Pre-Tax Income (as defined in the Escrow Agreement) for the fiscal year ended April 30, 1998 would have to increase approximately 500% over its Pre-Tax Income for fiscal 1997 (which management considers unlikely) or (ii) Video Update would have to be involved in an acquisition or merger that is accounted for using the pooling of interests method, which method could allow for the restatement of earnings for previous years, and possibly the attainment of income targets for previous fiscal years (for which there are currently no plans). If the Escrow Proposal is approved, the Escrow Shares will be released and no longer subject to cancellation or forfeiture based on any agreement between Video Update and Messrs. Potter, Bedard and Howard. See "Proposal to Terminate and Cancel the Escrow Agreement."

     As a condition to entering into the Merger Agreement, Moovies required the conversion, at the Effective Time, of all outstanding shares of Video Update Class B Common stock (including the 1,300,000 Escrow Shares as well as the 700,000 additional shares of Video Update Class B Common Stock not subject to an escrow or encumbrance of any kind) into Video Update Common Stock on a 1:1 basis to eliminate the preferential 5:1 voting rights of the Video Update Class B Common Stock. To accomplish this, negotiations were held among the Outside Directors (the two independent members of Video Update's Board of Directors, being Mr. Kelnberger and Ms. Vaughn), and the Class B Common Stock holders, Messrs. Potter, Bedard and Howard. Pursuant to these negotiations, Messrs. Potter, Bedard and Howard agreed to convert the shares of Video Update Class B Common Stock, and thereby forfeit their preferential voting rights, only if the Escrow Agreement were terminated and the Escrow Shares released from escrow. The Outside Directors agreed to this requirement in the context of the Merger Agreement, but required that (i) 10%, or 130,000, of the 1,300,000 Escrow Shares be forfeited and canceled and (ii) that beginning at the Effective Time, neither Video Update nor any of its subsidiaries will grant or award to any of Messrs. Potter, Bedard of Howard, until after the eighteen month anniversary of the Effective Time, any additional options, warrants, or securities convertible into or exchangeable for any capital stock of Video Update (provided that nothing in this restriction affects in any way any outstanding options, warrants or existing similar rights held or accorded to any of such stockholders). These agreements, which were discussed with Blair, whose consent is required to terminate the Escrow Agreement, have been memorialized in the Undertaking Agreement dated October 27, 1997 among Video Update, Moovies, and Messrs. Potter, Bedard and Howard. See "Proposal to Terminate and Cancel the Escrow Agreement." In addition, pursuant to the terms of the Undertaking Agreement, Messrs. Potter, Bedard and Howard also have agreed not to sell or transfer any of the 1,170,000 converted Escrow Shares for a period of two years from the Effective Time, except in connection with the acquisition of Video Update by a third party, of which no assurance, representation or warranty is given or suggested.

  Moovies Board Designees

     Pursuant to the Merger Agreement, two individuals to be named by Moovies (the "Moovies Designees") will be nominated to serve on the Video Update Board following the Effective Time. The Moovies Designees are F. Andrew Mitchell and Theodore J. Coburn, currently directors of Moovies. See "-- Management and Operations of Video Update Following the Merger," "Proposal for Election of Directors -- Director Nominees Upon Consummation of the Merger." The Moovies designees will receive compensation as Video Update directors, including fees and stock options, following the consummation of the Merger. See "Proposal for Election of Directors -- Board Compensation Committee Report on Executive Compensation."

  Moovies Stock Options and Warrants

     All outstanding stock options for the purchase of Moovies Common Stock were granted pursuant to option agreements that provide that such options shall become vested and exercisable in full from and after the date of a change in control of Moovies. The Merger will constitute a change in control of Moovies within the meaning of such option agreements. In addition, Moovies amended the stock option agreements in respect of options to purchase approximately 432,000 shares of Moovies Common Stock to extend the time to exercise such outstanding options to one year after termination of employment if such employee continues employment with Moovies through the Effective Time or to one year after the last date of service as a non-employee director of Moovies if such non-employee director continues to serve Moovies as such through the Effective Time, as the case may be. Pursuant to the Merger Agreement, all outstanding Moovies' stock options and warrants shall be converted to options and warrants to purchase Video Update Common Stock, based on the Exchange Ratio. As of January 21, 1998, there were outstanding options and warrants for the purchase of an aggregate of approximately 1.8 million shares of Moovies Common Stock at exercise prices ranging from $.01 to $14.88. Options and warrants to purchase an aggregate of 217,500 shares of Moovies Common Stock are held by executive officers and directors of Moovies. See also "The Merger Agreement -- Stock Options, Warrants and Employee Benefits" and "Moovies, Inc. -- Security Ownership of Certain Beneficial Owners and Management."

  Employment and Severance Agreements

     Moovies has entered into change of control agreements (the "Change of Control Agreements") with each of its officers, as well as certain other members of management. Such Agreements provide that if there is a change in control and such employee resigns his employment or his employment is terminated without cause within six months after such change of control, such employee shall be paid in a lump sum within 30 days after the resignation or termination an amount equal to approximately one, two, two and one-half, or three times (depending on the employee's particular Change of Control Agreement) the annual average (based on the past two years) of such employee's compensation prior to such termination or resignation. The Merger will constitute a "change in control" of Moovies within the meaning of the Change of Control Agreements, with an aggregate of approximately $3.5 million in payments expected thereunder. Of this amount approximately $620,000 will be paid to Mr. Mitchell and approximately $348,000 will be paid to Moovies' former Vice President and Controller, Stephen L. Reynolds, who as of January 6, 1998 became Video Update's Chief Financial Officer. In addition, the Change of Control Agreements provide that all options of Moovies Common Stock held by such individuals shall become exercisable in full upon a change of control (regardless of such officers' employment or termination of employment with the surviving corporation). See "Moovies, Inc. -- Certain Employment Agreements."

     Moovies also intends to award stay-on bonuses aggregating approximately $550,000 to certain employees who are not otherwise entitled to change in control payments, as an incentive for such employees to continue their employment through the Effective Time.

     Moovies nominees to Video Update's Board of Directors (who are not employees of Video Update) will receive $1,000 for each meeting of the Board of Directors and for each committee meeting of the Board of Directors attended by such director, in addition to reimbursement of reasonable expenses incurred in attending such meetings, and receive $2,000 for each quarter of service as a director. Upon their election as a director, non-employee directors receive options under the Formula Plan to purchase 3,000 shares of Video Update Common Stock, which will vest in three equal annual installments on the first three anniversaries of the date of grant and which will be exercisable at a price equal to the fair market value of the Video Update Common Stock on the date of grant. Additionally, non-employee directors receive, on an annual basis, immediately following Video Update's annual meeting of shareholders, options to purchase 1,500 shares of Video Update Common Stock, which will vest in three equal annual installments on the first three anniversaries of the date of grant and which will be exercisable at a price equal to the fair market value of the Video Update Common Stock on the date of grant.

  Accounting Fees

     In connection with Merger, Video Update will pay approximately $240,000 for accounting and tax services to Johnson West & Co., PLC ("Johnson West & Co.") an accounting firm in which Paul Kelnberger is a member. Mr. Kelnberger is a director of Video Update and a member of Video Update's executive compensation, audit and nominating committees.

  Indemnity Arrangements

     Pursuant to the Merger Agreement, Video Update has agreed to indemnify each present and former director and officer of Moovies for a period of six years after the Merger against liabilities or expenses incurred in connection with claims relating to matters occurring prior to the closing of the Merger, and to maintain in effect directors' and officers' liability insurance for their benefit for a period of three years after the Merger. See "The Merger
Agreement -- Director and Officer Indemnification."

  Ownership and Voting of Stock

     As of January 21, 1998, directors and executive officers of Video Update and their affiliates hold approximately 2.8% of the outstanding shares of Video Update Common Stock and 100% of Video Update Class B Common Stock. Of the 2,000,000 shares of Class B Common stock beneficially owned by Daniel Potter, John Bedard and Daniel Howard, who are directors and executive officers of Video Update, 1,300,000 are held in escrow. The escrowed shares are subject to forfeiture if certain Video Update income performance goals or per share market price goals are not attained before July 31, 1998. Assuming the Escrow Proposal and the Merger Proposal are approved, at the Effective Time, 130,000 of such shares (10% of the escrowed shares) will be canceled, forfeited and of no further force or effect and the remaining 1,170,000 will be released from escrow and, together with the 700,000 shares of Class B Common stock owned by Daniel Potter, John Bedard and Daniel Howard outside of the escrow, will be converted to Video Update Common Stock. See "Proposal to Terminate and Cancel the Escrow Arrangement." Each of the directors and officers of Video Update has advised Video Update that he or she intends to vote his or her shares of Video Update Common Stock or Video Update Class B Common Stock over which he or she has voting control in favor of the election of the seven (7) Director Nominees, the ratification of the selection of Ernst & Young LLP, and the Plan Proposal. Each of the directors and certain executive officers of Video Update executed a Voting Agreement, dated October 27, 1997, in which he or she has agreed to vote or direct the vote of all the outstanding shares of Video Update Common Stock or Class B Common Stock over which he or she has voting control in favor of the approval of the Merger Proposal and the Escrow Proposal, however, pursuant to the Escrow Agreement, none of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John Bedard, Video Update's President, and Daniel Howard, Video Update's Chief Operating Officer will vote any shares of Video Update Common Stock or Video Update Class B Common Stock held by them on or in favor of the Escrow Proposal. See "Video Update, Inc. -- Security Ownership of Certain Beneficial Owners and Management."

     As of January 15, 1998, directors and executive officers of Moovies and their affiliates may be deemed to have or share beneficial ownership of approximately 16.3% of the outstanding shares of Moovies Common Stock (excluding options to purchase such stock). Each of the directors of Moovies has executed a Voting Agreement dated October 27, 1997, in which he or she has agreed to vote or direct the vote of all the outstanding shares of Moovies Common Stock over which he or she has or shares voting control in favor of the approval and adoption of the Merger Agreement. See "Moovies, Inc. -- Security Ownership of Certain Beneficial Owners and Management."

     As of January 15, 1998, except for Mr. Mitchell who owns 1,000 shares of Video Update Common Stock, neither Moovies nor its directors and executive officers and their affiliates beneficially owned any shares of Video Update Common Stock and, except for Mr. Howard who owns 50 shares of Moovies Common Stock, and Mr. Reynolds who owns 53,750 Moovies options, neither Video Update nor its directors and executive officers and their affiliates beneficially owned any shares of Moovies Common Stock.

  Consulting Fee

     Brown, Coburn & Co., a company in which Theodore Coburn, a director of Moovies and a Moovies Designee, is a principal, will receive a consulting fee of $75,000 in the event the Merger is consummated, in consideration of certain consulting services provided to Moovies. See "-- Moovies Board Designees." Fifty percent of the fee will be paid by each of Moovies and Needham.

MANAGEMENT AND OPERATIONS OF VIDEO UPDATE FOLLOWING THE MERGER

     At the Video Update Special Meeting, Video Update stockholders will be asked to consider and vote upon the election of seven (7) directors. Each director of Video Update will be elected for a period of one year and until his or her successor is duly elected by the stockholders, provided that as soon as practicable following the Effective Time (assuming the requisite approvals of the stockholders of Moovies and Video Update), the Board of Directors of Video Update will be comprised of the following seven persons: Messrs. Potter, Bedard, Howard, Kelnberger and Patriacca (all of whom are currently directors of Video Update) and F. Andrew Mitchell and Theodore J. Coburn (each of whom are currently directors of Moovies, hereafter referred to as the Moovies Designees). Each of Mr. Yager and Ms. Vaughn, currently Video Update directors, have agreed to resign at the Effective Time. The Moovies Designees shall be elected to the Nominating Committee of the Board of Directors so long as they remain directors of Video Update. Following the Effective Time, such Nominating Committee shall be comprised solely of the Moovies Designees and one designee of Video Update. The Nominating Committee shall have the right to nominate two additional members of the Board of Directors, which, if necessary, shall be expanded by the full Board of Directors to nine members to include such two additional nominees. Vacancies and newly created Directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of directors then remaining in office. Officers are elected by and serve at the discretion of the Board of Directors, subject to their employment agreements.

     Upon the closing of the Merger, Daniel A. Potter, who is currently Chairman and Chief Executive Officer of Video Update, will continue in those positions. It is currently anticipated that the other members of the senior management of Video Update immediately following the closing of the Merger will be as follows:

             John M. Bedard..................  President
             Daniel C. Howard................  Chief Operating Officer
            *Stephen L. Reynolds.............  Chief Financial Officer
             Richard Bedard..................  Executive Vice President
             Bruce D. Carlson................  Vice President of Real Estate
             Michael G. Schifsky.............  Vice President of Store Development
             Robert E. Yager.................  Regional Manager of Store Operations

     The corporate headquarters of Video Update will continue to be located in Minnesota.

     * On December 31, 1997, Video Update's Chief Financial Officer, Christopher Gondeck, resigned to pursue other business endeavors. He was succeeded as Chief Financial Officer by Stephen L. Reynolds on January 6, 1998. Prior to such date, Mr. Reynolds had been serving as Vice President and Controller of Moovies.

ACCOUNTING TREATMENT

     The purchase method of accounting will be used to account for the Merger for financial reporting purposes. In accordance with such treatment, the total purchase price will be allocated to Moovies' identifiable assets and liabilities based on estimated fair values with the excess of the cost over the estimated fair value of Moovies assets acquired currently estimated to be approximately $46 million expected to be amortized over 20 years on a straight line basis. See "Unaudited Pro Forma Combined Financial Information." In addition, upon consummation of the Merger and the release of the Escrow Shares to Messrs. Potter, Bedard and Howard, Video Update will recognize at the time of such release a substantial one-time, non-cash, non-tax deductible charge for compensation expense estimated at approximately $2,667,600 or $.09 per share (assuming a closing sale price of $2.28 for Video Update Common Stock as of January 20, 1998). See "Proposal to Terminate and Cancel the Escrow Agreement."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material federal income tax considerations of the Merger that are applicable to holders of Moovies Common Stock. This discussion reflects the opinion of Gadsby & Hannah LLP, counsel to Video Update, attached as Exhibit 8.1 to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part (the "Exhibit Opinion"). The Exhibit Opinion includes an opinion to the effect that the Merger will constitute a "reorganization" (a "Reorganization") for federal income tax purposes within the meaning of Section 368(a) of the Code. The Exhibit Opinion is based on certain assumptions and representations and is subject to certain limitations and qualifications as noted in the opinion.

     Moovies stockholders should be aware that this section does not deal with all federal income tax considerations that may be relevant to particular Moovies stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their Moovies Common Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options or rights to purchase Moovies Common Stock in anticipation of the Merger. Finally, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, MOOVIES STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM.

     The following discussion is based on the interpretation, by counsel, of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not bound by such discussion and is not precluded from adopting a contrary position. In addition, no assurance can be given that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Video Update, Moovies and their respective stockholders.

     Subject to the limitations and qualifications referred to herein, and as a result of the Merger qualifying as a Reorganization, Gadsby & Hannah LLP, the counsel of Video Update is of the opinion that:

          (a) No gain or loss will be recognized by the holders of Moovies Common Stock upon the receipt of Video Update Common Stock solely in exchange for such Moovies Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares).

          (b) The aggregate tax basis of the Video Update Common Stock so received by Moovies stockholders in the Merger (including any fractional share of Video Update Common Stock not actually received) will be the same as the aggregate tax basis of the Moovies Common Stock surrendered in exchange therefor.

          (c) The holding period of the Video Update Common Stock received by each Moovies stockholder in the Merger will include the holding period for the Moovies Common Stock surrendered in exchange therefor, provided that the Moovies Common Stock so surrendered is held as a capital asset at the Effective Time.

          (d) Cash payments received by holders of Moovies Common Stock in lieu of a fractional share will be treated as received in redemption of such fractional shares, subject to the provisions of Section 302 of the Code, as if such fractional share of Video Update Common Stock had been issued in the Merger and then redeemed by Video Update.

          (e) No gain or loss will be recognized by Video Update, Sub or Moovies solely as a result of the Merger.

     Neither Video Update nor Moovies has requested a ruling from the IRS in connection with the Merger. However, it is a condition of the respective obligations of Moovies to consummate the Merger that Moovies receive a tax opinion from Gadsby & Hannah LLP to the effect that for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code. The Exhibit Opinion is not intended to satisfy this closing condition. This closing opinion, which is referred to herein as the "Tax Opinion," neither binds the IRS nor precludes the IRS from adopting a contrary position. As with the Exhibit Opinion, the Tax Opinion will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of Video Update, Moovies, Sub, and certain of their respective stockholders, including representations in certain certificates of the respective managements of Video Update, Moovies and Sub.

     A successful IRS challenge to the Reorganization status of the Merger would result in a Moovies stockholder recognizing gain or loss with respect to each share of Common Stock of Moovies surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Video Update Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Video Update Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

     Even if the Merger qualifies as a Reorganization, a recipient of shares of Video Update Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely Moovies Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that a Moovies stockholder was treated as receiving (directly or indirectly) consideration other than Video Update Common Stock in exchange for the stockholder's Moovies Common Stock.

REGULATORY APPROVALS

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Video Update and Moovies filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 13, 1997, and early termination of the waiting period established by the HSR Act was granted on or about November 18, 1997. Although management considers any FTC or Antitrust Division action unlikely, given such notification, at any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of stores or other assets of Video Update or Moovies. In addition, at any time after the Effective Time of the Merger, any state could take such action under its antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of stores or other assets of Video Update or Moovies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Video Update and Moovies believe that the Merger can be effected in compliance with federal and state antitrust laws. However, no assurance can be given that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Video Update and Moovies would prevail or would not be required to accept certain conditions, including the divestiture of stores or other assets and/or commitments as to future business practices and other matters, in order to consummate the Merger.

LENDER APPROVALS

     The Merger Agreement requires the approval and consent of each of Moovies' and Video Update's bank lenders under their respective bank credit agreements. Moovies has $49.0 million outstanding as of December 31, 1997 under its bank credit agreement and Video Update has $32.0 million outstanding as of December 31, 1997 under its bank credit agreement (the "Line of Credit"). The Line of Credit was executed in February 1997 and is convertible into a two-year term loan if it is not renewed.

     Video Update has retained Banque Paribas (the "Bank") to seek credit approval to underwrite a senior credit facility to be made available by it and several other lenders (the "Syndicated Lenders") aggregating up to $125,000,000 (a "Senior Facility") of which approximately $100,000,000 will be available as term loans and approximately $25,000,000 will be available as a capital expenditure facility and/or line of credit. The arrangement is not a commitment letter from the Bank and the Bank has not given any assurances, or made any representations, that any commitment will be obtained or provided. Moreover, if a commitment is provided, it may not be for the entire Senior Facility and, under such circumstances, such commitment will be conditioned upon obtaining commitments from other financial institutions for the remainder of the Senior Facility. In addition, any such commitment (whether for all or any portion of the Senior Facility) would be subject to a variety of preconditions, including, without limitation, no material adverse change in the business, property, assets, accounting treatment, liabilities, condition (financial or otherwise) or prospects of Video Update and its subsidiaries taken as a whole or in the financial, banking or capital markets for senior syndicated debt financings for leveraged transactions generally. Any commitment would also be subject to the negotiation, execution and delivery of definitive credit documentation. No assurances can be given that a commitment letter will be obtained, that all of the preconditions set forth in the commitment letter will be satisfied, or that definitive agreements will be executed at the Effective Time. The approval of each of Video Update's and Moovies' current bank lenders is a condition to consummation of the Merger Agreement. Such approvals are not likely to be obtained unless and until the Senior Facility (or a similar facility) becomes effective. Accordingly, if definitive agreements for the Senior Facility (or a similar facility), are not executed at or prior to the Effective Time, the Merger Agreement will not be consummated.

     If the Senior Facility becomes effective, Video Update expects that the proceeds of the Senior Facility will be used to (i) refinance approximately $34,000,000 of current outstanding indebtedness of Video Update under the Line of Credit, (ii) refinance approximately $50,000,000 of indebtedness of Moovies under Moovies' existing bank credit agreement, (iii) pay transaction fees and expenses relating to the Merger of approximately $11,000,000, (iv) fund new store openings and/or additional acquisitions following the closing of the Merger and (v) fund conversion and integration costs of approximately $10,000,000 following the Merger. If the Senior Facility (or a similar facility) becomes effective on the terms set forth in the retainer letter with the Bank, the Senior Facility is expected to bear interest at variable rates based on the "base rate" (i.e., the higher of the federal funds rate plus 1/2 of 1% or the prime commercial lending rate) or the interbank Eurodollar rate (approximately
8 1/2%, and 5 1/4% per annum as of January 20, 1998), respectively plus an applicable margin rate that could range from 2% to 3 3/4%. In addition, the Senior Facility (or a similar facility) is expected to include negative, affirmative and financial covenants customarily found in the Syndicated Lenders' loan agreements for similar financings and others deemed by such lenders to be appropriate to this transaction, including, but not limited to, minimum pretax earnings, minimum free cash flow, minimum net worth, maximum indebtedness, maximum leverage, minimum fixed charge coverage, a prohibition or restriction on capital expenditures, debt and guarantees, liens and encumbrances on any property, mergers, consolidations, investments, advances, diversitures, change of business or conduct of business, joint ventures, partnerships, the creation of new subsidiaries, dividends, distributions, repurchases or redemptions of outstanding stock (including options or warrants), the voluntary prepayment, repurchase redemption or defeasance of debt, and the acquisition, sale or transfer, lease or sale-leaseback of assets. The Senior Facility (or a similar facility) is expected to involve a pledge of substantially all of Video Update's and its subsidiaries' assets to secure its obligations thereunder. The closing of the Merger is not specifically contingent on the expected terms of the Senior Facility, but rather is contingent upon approval of the present primary lenders to Video Update and Moovies. Accordingly, if such approvals can be obtained, the Merger may close, even if the funds utilized to pay the current lenders are available only on somewhat different terms.

     If the Senior Facility (or a similar facility) becomes effective and if Video Update is unable to maintain its current level of operations after the Effective Time, it will be required to reduce its overall expenditures and expansion plans to comply with the covenants and requirements of the Senior Facility (or such similar facility). Additionally, any failure by Video Update to maintain its level of operations within the covenants and requirements of the Senior Facility (or similar facility) could cause Video Update to be in default thereunder, allowing the Syndicated Lenders (or other lenders) to take legal action against Video Update, including but not limited to, the immediate acceleration of payment of borrowed funds, which could materially and adversely affect Video Update's operations. The immediate acceleration of debt thereunder or the lack of further borrowing capacity, in whole or in part, would have a material adverse effect on Video Update's operations and financial condition.

     Video Update expects that its cash and cash equivalents, when combined with those of Moovies and funds available under the Senior Facility (or a similar facility), will be sufficient to fund the planned store openings and other operating cash needs of Video Update for at least the next twelve months following the Merger. However, no assurance can be given that Video Update will not require additional sources of financing prior to such time, as a result of unanticipated cash needs or opportunities, an expanded growth strategy or disappointing operating results. No assurance can be given that the additional funds required, whether within the next twelve months or thereafter, will be available on satisfactory terms, if at all.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Video Update Common Stock received by Moovies stockholders in the Merger will be freely transferable, except that shares of Video Update Common Stock received by persons who are deemed to be affiliates of Moovies prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Video Update) or otherwise in compliance with (or pursuant to an exemption from) the registration requirements of the Securities Act. Persons deemed to be affiliates of Moovies or Video Update are those individuals or entities that control, are controlled by, or are under common control with, such party and generally include executive officers and directors of such party as well as certain principal stockholders of such party. The Merger Agreement requires Moovies to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Video Update Common Stock issued to such person in or pursuant to the Merger except in compliance with the Securities Act and the rules and regulations promulgated by the Commission thereunder. This Joint Proxy Statement/Prospectus does not cover any resales of Video Update Common Stock received by affiliates of Moovies in the Merger.

NASDAQ LISTING

     It is a condition to the Merger that the shares of Video Update Common Stock to be issued pursuant to the Merger Agreement be approved for listing on the Nasdaq National Market. An application will be filed for listing the shares of Video Update Common Stock to be issued in the Merger on the Nasdaq National Market.

NO APPRAISAL RIGHTS

     Holders of Moovies Common Stock are not entitled to appraisal rights under
Section 262 of the DGCL in connection with the Merger because the Moovies Common Stock was quoted on the Nasdaq National Market on the record date for the Moovies Special Meeting and the shares of Video Update Common Stock to be issued pursuant to the Merger will be listed on the Nasdaq National Market at the Effective Time. Holders of Video Update Common Stock are not entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger because Video Update is not a constituent corporation in the Merger.

                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of Video Update and Moovies are urged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

GENERAL

     The Merger Agreement provides that, following the approval of both the Merger Proposal and the Escrow Proposal by the stockholders of Video Update, the approval and adoption of the Merger Agreement by the stockholders of Moovies, and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into Moovies, with Moovies continuing as the Surviving Corporation, which shall be a wholly owned subsidiary of Video Update.

     If all conditions to the Merger are satisfied or waived, including the approval of the Escrow Proposal, the Merger will become effective at the "Effective Time", which is the time of the filing by Moovies and Sub of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware.

CONVERSION OF SHARES

     Upon consummation of the Merger, pursuant to the Merger Agreement and the Exchange Ratio agreed to therein, each issued and outstanding share of Moovies Common Stock will be converted into the right to receive .75 shares of Video Update Common Stock. In addition, all holders of Video Update Class B Common Stock will convert such shares into Video Update Common Stock at the Effective Time. Simultaneously with the closing of the Merger (and after obtaining approval of the Escrow Proposal), 130,000 shares of Video Update Class B Common Stock will be cancelled, forfeited, and of no further force or effect while the remaining 1,870,000 shares of Video Update Class B Common Stock (which includes the 1,170,000 shares released from escrow but not canceled) will be converted into an equivalent number of shares of Video Update Common Stock. Based upon the number of outstanding shares of Video Update Common Stock and Moovies Common Stock as of January 21, 1998, the stockholders of Moovies immediately prior to the consummation of the Merger will own approximately 31.8% of the outstanding shares of Video Update Common Stock immediately following consummation of the Merger. If any holder of shares of Moovies Common Stock would be entitled to receive a number of shares of Video Update Common Stock that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fractional share of Video Update Common Stock based on the Exchange Ratio at the Effective Time. Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     As soon as reasonably practicable after the Effective Time, American Stock Transfer & Trust Company (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of Moovies Common Stock to be used to surrender and exchange certificates formerly evidencing shares of Moovies Common Stock for certificates evidencing the shares of Video Update Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing Moovies Common Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of Video Update Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share of Video Update Common Stock. MOOVIES STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

     After the Effective Time, each certificate formerly representing Moovies Common Stock, until so surrendered and exchanged, shall, for all purposes, evidence only the right to receive the number of whole shares of Video Update Common Stock which the holder of such certificate is entitled to receive in the Merger and any cash payment in lieu of a fractional share of Video Update Common Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by

Video Update until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of Video Update Common Stock, will be paid without interest.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties relating to, among other things, (a) due organization, valid existence and good standing of each of Video Update, Moovies and each of their respective subsidiaries and certain similar corporate matters; (b) the capital structure of each of Video Update and Moovies; (c) the authorization, execution, delivery and enforceability of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and related matters; (d) conflicts under charters or by-laws, required consents or approvals and violations of any instruments or law; (e) documents and financial statements filed by each of Video Update and Moovies with the Commission and the accuracy of information contained therein; (f) undisclosed liabilities; (g) the absence of certain material adverse events, changes or events; (h) taxes and tax returns; (i) properties; (j) intellectual property; (k) agreements, contracts and commitments; (l) litigation; (m) environmental matters and hazardous materials; (n) compliance with laws; (o) accounting and tax matters relating to the Merger; (p) the accuracy of information supplied by each of Video Update and Moovies in connection with the Registration Statement and this Joint Proxy Statement/Prospectus; (q) labor matters; (r) insurance; and (s) the absence of existing discussions with other parties. The representations and warranties will expire on the consummation of the Merger.

CERTAIN COVENANTS

     Pursuant to the Merger Agreement, each of Video Update and Moovies has agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by the other party or as contemplated by the Merger Agreement, it and each of its respective subsidiaries will: (a) carry on its business in the ordinary course in substantially the same manner as previously conducted; (b) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other obligations when due; (c) use reasonable efforts to preserve intact its present business organization, management team and business relationships; (d) not amend its Certificate of Incorporation or Bylaws, except as contemplated by the Merger Agreement; (e) not accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any employee stock plan, except as required pursuant to the plan or any related agreement; (f) not issue or sell, or authorize or propose the issuance or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire or other agreements obligating it to issue any such shares or other convertible securities, subject to certain exceptions (including the issuance of shares upon the exercise of outstanding stock options, warrants, and other convertible securities); (g) not declare or pay any dividends on or make other distributions in respect of any of its capital stock, not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock; (h) not make any acquisitions; (i) not license, sell, lease, pledge mortgage or otherwise encumber or otherwise dispose of properties or assets outside the ordinary course of business; (j) not increase the compensation payable to its officers or employees, grant additional severance or termination pay or enter into employment or severance agreements except as contemplated in the Merger Agreement, enter into any collective bargaining agreement or establish, adopt, enter into or amend any plan for the benefit of its directors, officers, or employees; (k) not incur indebtedness for money borrowed other than in the ordinary course of business; and (l) cooperate with the other party to carry out the purposes of the Merger Agreement.

     Pursuant to the Merger Agreement, Video Update and Moovies each agree to use their best efforts to (i) take all appropriate action to consummate the transactions contemplated by the Merger Agreement as promptly as practical, (ii) obtain any consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required in connection with the transactions contemplated by the Merger Agreement and (iii) make all necessary filings and submissions with respect to the transactions contemplated by the Merger Agreement under federal, state and foreign securities laws, antitrust laws and other applicable laws. Video Update and Moovies also agree to use their best efforts to obtain any governmental clearances required for the closing of the Merger.

SOLICITATION

     The Merger Agreement provides that Moovies may, but shall not be obligated to, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving such party or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal.

     Moovies shall notify Video Update immediately after initiation of or receipt by Moovies (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Moovies shall continue to keep Video Update informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Under no circumstances shall Moovies provide to any party any non-public or confidential information of or about Video Update.

MANAGEMENT OF VIDEO UPDATE FOLLOWING THE MERGER

     The Board of Directors of Video Update will be comprised of the following 7 persons following the Effective Time: Daniel A. Potter, John M. Bedard, Daniel
C. Howard, Paul Kelnberger and Bernard Patriacca (all of whom are currently directors of Video Update), and F. Andrew Mitchell, and Theodore Coburn (each of whom are currently directors of Moovies). Mr. Yager and Ms. Vaughn, currently Video Update directors, have agreed to resign at the Effective Time.

     Upon the closing of the Merger, Daniel A. Potter, who is currently Chairman and Chief Executive Officer of Video Update, will continue in those positions after the Merger. See also "The Merger -- Management and Operations of Video Update Following the Merger."

RELATED MATTERS AFTER THE MERGER

     At the Effective Time, Sub will be merged with and into Moovies, and Moovies will be the Surviving Corporation and a wholly owned subsidiary of Video Update. Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     The Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall become the Certificate of Incorporation of the Surviving Corporation. The Bylaws of Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation.

     After the Effective Time, all shares of Moovies Common Stock will cease to be listed on the Nasdaq National Market, and the Surviving Corporation will terminate the registration of Moovies Common Stock under the Exchange Act.

STOCK OPTIONS, WARRANTS AND EMPLOYEE BENEFITS

     At the Effective Time, each outstanding option (a "Moovies Stock Option") or warrant ("Warrant") to purchase shares of Moovies Common Stock shall be deemed to constitute an option or warrant to acquire, on the same terms and conditions as were applicable under such Moovies Stock Option or Warrant, the number of shares of Video Update Common Stock (rounded down to the nearest whole number) as the holder of such Moovies Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time. The exercise price per share of each such option or warrant, as so converted, will be equal to (x) the exercise price for the shares of Moovies Common Stock otherwise purchasable pursuant to such Moovies Stock Option or Warrant immediately prior to the Effective Time divided by (y) the Exchange Ratio (rounded up to the nearest whole cent). As of January 21, 1998, options to acquire approximately 775,000 shares of Moovies Common Stock and Warrants to purchase approximately 988,000 shares of Moovies Common Stock were outstanding. All outstanding Moovies Stock Options will become exercisable in full upon the closing of the Merger. In addition, Moovies has amended the stock option agreements in respect of options to purchase approximately 432,000 shares of Moovies Common Stock held by executive officers, officers, directors and other employees to extend the time to exercise such outstanding options to one year after termination of employment if such employee continues employment with Moovies through the Effective Time or to one year after the last date of service as a non-employee director of Moovies if such non-employee director continues to serve Moovies as such through the Effective Time, as the case may be.

     Video Update agreed to reserve for issuance a sufficient number of shares of Video Update Common Stock for delivery upon exercise of the Moovies Stock Options assumed as described above. As soon as practicable after the Effective Time, Video Update shall file a registration statement on Form S-8 with respect to the shares of Video Update Common Stock subject to such options.

     Moovies has agreed to grant options to purchase no more than 50,000 shares of Moovies Common Stock (at fair market value of such Moovies Common Stock on the date of such grant) at or prior to the Effective Time.

     Moovies intends to award stay-on bonuses aggregating approximately $550,000 to certain employees who are not otherwise entitled to change in control or severance payments as an incentive for such employees to continue their employment through the Effective Time. See "The Merger -- Interests of Certain Persons in the Merger -- Employment and Severance Agreements."

STOCKHOLDERS RIGHTS PLAN

     Moovies entered into a Rights Agreement dated as of December 20, 1996 with First Union National Bank of North Carolina (the "Moovies Rights Plan"). The Board of Directors of Moovies has taken action to provide that the transactions contemplated by the Merger Agreement will not cause the shareholder rights under the Moovies Rights Plan to become exercisable.

DIRECTOR AND OFFICER INDEMNIFICATION

     The Merger Agreement provides that, for a period of six years from and after the Effective Time, Video Update and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Moovies against all costs or expenses, judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any matter, whether asserted or claimed prior to, or at or after the Effective Time, to the fullest extent that Moovies would have been permitted under Delaware law and its Certificate of Incorporation or Bylaws in effect on the date of the Merger Agreement to indemnify such person. Video Update and the Surviving Corporation shall also be obligated to advance reasonable fees and expenses, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, the Merger Agreement provides that Video Update shall indemnify and hold harmless certain Moovies directors and/or officers for any obligations for payment of rent under leases for Moovies stores for which such officers and/or directors provided personal guarantees.

     For a period of three years after the Effective Time, Video Update shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are covered as of the date of the Merger Agreement by Moovies' directors' and officers' liability insurance policy, with coverage in an amount and scope at least as favorable as Moovies' existing coverage; provided that neither Video Update nor the Surviving Corporation shall be required to expend in excess of 200% of the annual premium paid by Moovies as of the date of the Merger Agreement for such coverage (the "Current Premium"), and if the premium would at any time exceed 200% of the Current Premium, the Surviving Corporation shall maintain insurance policies which provide the maximum coverage available at an annual premium equal to 200% of the Current Premium.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CONDITIONS

     The respective obligations of Video Update and Moovies to effect the Merger are subject to the satisfaction (or waiver) of numerous conditions, including the following: (a) the Merger Proposal and the Escrow Proposal shall have been approved by the stockholders of Video Update and the Merger Agreement shall have been approved and adopted by the stockholders of Moovies; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired, terminated or clearance shall have been obtained; (c) the Registration Statement shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (d) no order, nor preliminary or permanent injunction shall be in effect that makes the Merger illegal or otherwise prohibits the consummation of the Merger; (e) Video Update and Moovies shall have received all necessary approvals under their respective bank credit agreements (which in respect to the Moovies credit agreement requires the payoff at the Effective Time of all amounts due thereunder, and no assurance can be given that Video Update will, at the Effective Time, have obtained acceptable financing to do so) (See "The Merger -- Lender Approvals"); and (f) the shares of Video Update Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market.

     The obligations of Video Update and Sub to effect the Merger are also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Moovies in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date (as defined therein) as though made on and as of the Closing Date, except for changes contemplated by the Merger Agreement and failures to be true and correct as do not have a material adverse effect on Video Update (the "Moovies Representation Bringdown Condition"); (ii) Moovies shall have performed in all material respects all covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date (the "Moovies Covenant Condition"); and (iii) except as contemplated by the Merger Agreement, no material adverse change in the business, financial condition, operations or prospects of Moovies, as a whole, shall have occurred. In addition, the obligations of Moovies to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Video Update in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for failures to be true and correct as do not have a material adverse effect on Video Update (the "Video Update Representation Bringdown Condition"); (ii) Video Update shall have performed in all material respects all covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date (the "Video Update Covenant Condition"), and
(iii) except as contemplated by the Merger Agreement, no material adverse change in the business, financial condition, operations or prospects of Video Update, as a whole, shall have occurred.

TERMINATION; TERMINATION FEES AND EXPENSES

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Video Update and Moovies:

          (a) by mutual written consent of Video Update and Moovies; or

          (b) by either Video Update or Moovies if the Merger shall not have been consummated by January 31, 1998 provided that (i) either Video Update or Moovies may extend such date to March 31, 1998 by providing written notice thereof on or prior to January 31, 1998 (January 31, 1998, or March 31, 1998 if such date is so extended, is referred to as the "Outside Date") and (ii) the right to terminate or extend the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date (an extension of the time for consummation of the Merger is expected); or

          (c) by either Video Update or Moovies if a court of competent jurisdiction or other Governmental Entity (as defined in the Merger Agreement) shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by Video Update if, at the Moovies Special Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Moovies in favor of the Merger Agreement shall not have been obtained; or by Moovies if, at the Video Update Special Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Video Update in favor of the Merger Proposal or the Escrow Proposal shall not have been obtained; or

          (e) by Video Update, if (i) after receipt by the Board of Directors of Moovies of an Acquisition Proposal, the Board of Directors of Moovies shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger; (ii) after the receipt by Moovies of an Acquisition Proposal, Video Update requests in writing that the Board of Directors of Moovies reconfirm its recommendation of the Merger Agreement or the Merger and the Board of Directors of Moovies fails to do so within 10 business days after its receipt of Video Update's request; (iii) the Board of Directors of Moovies shall have recommended to the stockholders of Moovies an Alternative Transaction (as defined in the Merger Agreement); (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of Moovies Common Stock is commenced (other than by Video Update or an affiliate of Video Update) and the Board of Directors of Moovies recommends that the stockholders of Moovies tender their shares in such tender or exchange offer; or (v) for any reason Moovies fails to call and hold the Moovies Special Meeting at least two business days prior to the Outside Date; or

          (f) by Moovies, if (i) after receipt by the Board of Directors of Video Update of an Acquisition Proposal, the Board of Directors of Video Update shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger; (ii) after the receipt by Video Update of an Acquisition Proposal, Moovies requests in writing that the Board of Directors of Video Update reconfirm its recommendation of the Merger Proposal and the Board of Directors of Video Update fails to do so within 10 business days after its receipt of Moovies' request; (iii) the Board of Directors of Video Update shall have recommended to the stockholders of Video Update an Alternative Transaction (as defined in the Merger Agreement); (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of Video Update Common Stock is commenced (other than by Moovies or an affiliate of Moovies) and the Board of Directors of Video Update recommends that the stockholders of Video Update tender their shares in such tender or exchange offer; (v) for any reason Video Update fails to call and hold the Video Update Special Meeting at least two business days prior to the Outside Date; (vi) after receipt by the Board of Directors of Moovies of an Acquisition Proposal, the Board of Directors of Moovies shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger; (vii) the Board of Directors of Moovies shall have recommended to the stockholders of Moovies an Alternative Transaction (as defined in the Merger Agreement); (viii) a tender offer or exchange offer for 20% or more of the outstanding shares of Moovies is commenced (other than by Video Update or an affiliate of Video Update) and the Board of Directors of Moovies recommends that the stockholders of Moovies tender their shares in such tender or exchange offer; or (ix) Video Update has not obtained financing sufficient to obtain the consent of Moovies' lender to the consummation of the Merger and otherwise satisfactory to Moovies in its sole good faith discretion; or

          (g) by Video Update or Moovies, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach (i) causes the Moovies Representation Bringdown Condition or the Moovies Covenant Condition (in the case of a termination by Video Update) or the Video Update Representation Bringdown Condition or the Video Update Covenant Condition (in the case of a termination by Moovies) not to be satisfied and
     (ii) shall not have been cured within 10 business days following receipt by the breaching party of written notice of such breach from the other party (such a breach shall be referred to herein as a "Section 7.1(f) Breach").

     In the event of any termination of the Merger Agreement by either Video Update or Moovies as provided above, the Merger Agreement will become void and there will be no liability or obligation (with limited exceptions) on the part of Video Update, Moovies, Sub or their respective officers, directors, stockholders or affiliates, except with respect to confidentiality and as provided below with respect to expense reimbursements and termination fees.

     Except as set forth below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

     Moovies shall pay Video Update a termination fee of $800,000 (the "Video Update Termination Fee") upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by Video Update under the circumstances described in paragraph (e) above; (ii) the termination of the Merger Agreement by Moovies under the circumstances described in paragraph (f)(vi) through
(f)(viii) above; or (iii) the termination of the Merger Agreement by Video Update under the circumstances described in paragraph (g) above after a breach by Moovies of a covenant or agreement in the Merger Agreement or if any representation or warranty of Moovies was not true and correct in all material respects on or as of the date made. Moovies' payment of the Video Update Termination Fee as described in this paragraph shall be the sole and exclusive remedy of Video Update against Moovies and any of its subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this liquidated damage provision shall not apply in the event of a willful breach of the Merger Agreement by Moovies.

     Video Update shall pay Moovies a termination fee of $800,000 (the "Moovies Termination Fee") upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by Moovies under the circumstances described in paragraph (f)(i) through (f)(v) above; or (ii) the termination of the Merger Agreement by Moovies under the circumstances described in paragraph (g) above after a breach by Video Update of a covenant or agreement in the Merger Agreement or if any representation or warranty of Video Update was not true and correct in all material respects on or as of the date made. As an alternative to the termination fee of $800,000, Video Update shall pay Moovies a termination fee of $400,000 upon termination of the Agreement by Moovies if the Escrow Proposal is not approved by Video Update stockholders at the Video Update Special Meeting and neither of the events described in clauses (i) and (ii) of the immediately preceding sentence has occurred. Video Update's payment of the Moovies Termination Fees as described in this paragraph shall be the sole and exclusive remedy of Moovies against Video Update and any of its subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this liquidated damage provision shall not apply in the event of a willful breach of the Merger Agreement by Video Update.

     If applicable, any expenses and fees payable as described above shall be paid within one business day after the first to occur of the relevant termination events described in paragraph (g) above or by the earlier of

45 calendar days from termination or the closing of an Alternative Transaction described in paragraphs (e) and (f) above, as the case may be.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended at any time by action taken or authorized by the respective Boards of Directors of Video Update and Moovies, but after approval by the stockholders of Video Update or Moovies of the Merger, no amendment shall be made which by law requires further approval by such stockholders, without such further approval. Although not set forth specifically in the Merger Agreement, Video Update and Moovies, by action taken or authorized by their respective Boards of Directors, may extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, may waive inaccuracies in the representations or warranties contained in the Merger Agreement and may waive compliance with any agreements or conditions contained in the Merger Agreement.

                               VIDEO UPDATE, INC.

BUSINESS

     The information in this section pertains to the business of Video Update as it is currently and expected to be conducted.

  General

     As of January 20, 1998, Video Update owns and operates 406 video specialty stores under the name "Video Update" located in Alaska, Arizona, Arkansas, California, Colorado, Georgia, Illinois, Indiana, Minnesota, Missouri, Nevada, New Mexico, Ohio, Oklahoma, Oregon, Pennsylvania, Texas, Utah, Washington, Wisconsin and six provinces in Canada and franchises 35 additional video specialty stores in the United States and Canada. As of January 20, 1998, 257, or approximately 96%, of Video Update's stores in the United States, and 94, or approximately 69% of Video Update's Canadian stores, are superstores which are defined as retail video stores that carry more than 7,500 rental units. Video Update believes that, as of the end of its most recent fiscal year, it is the fourth largest video specialty retailer in the United States and the third largest video specialty retailer in Canada based on the number of stores it operates. Video Update stores in the United States and Canada offer on average approximately 10,700 and 8,500 rental units, respectively, including multiple copies of new and popular releases and video games, in a visually appealing and customer friendly layout.

     Video Update franchised its first store in January 1983 and opened its first company-owned store in September 1989. By July 1994, when Video Update completed its initial public offering, Video Update had grown to 15 company-owned stores and 30 franchised stores and had developed a cost-effective superstore format that distinguished Video Update from other video retailers by providing it with the flexibility to expand into desirable sites in both small and large markets without compromising profitability, or decreasing the number of viable markets into which it could expand. During the fiscal year ended April 30, 1997, Video Update grew rapidly in size from 204 to 343 company-owned stores. During this period, Video Update acquired 74 video stores in 10 transactions, opened 71 new video superstores and closed 6 stores, including stores closed related to acquisitions. Same store sales during fiscal 1997 increased by approximately 5.3%. As a result of these acquisitions, new superstore openings and increases in same store sales, Video Update's revenues and net income increased from approximately $50,504,000 and $1,628,000 in fiscal 1996, to approximately $91,799,000 and $4,620,000 in fiscal 1997, respectively.

  Operating Strategy

     Video Update's management has substantial experience in the video retailing industry. Through the management team, Video Update has developed a cost-effective superstore format that distinguishes Video Update from other video retailers by providing it with the flexibility to expand into desirable sites in both small and large markets without compromising profitability or decreasing the number of viable markets into which it can expand. Management's depth of experience in and knowledge of the industry are reflected in Video Update's operating strategy, the key elements of which include the following:

     Provide Extensive Selection of Videocassettes. At January 20, 1998, 257, or approximately 96%, of Video Update's stores in the United States and 94, or approximately 69%, of Video Update's Canadian stores are superstores. Superstores are video rental stores that have more than 7,500 rental units. Video Update believes that an extensive selection of videocassettes is a key determinant that consumers consider in choosing to visit and patronize a particular video store. Video Update tailors the videocassettes available for rent in a given store according to the market served by that store. Additionally, catalog videocassettes (those in release for more than one year) are displayed in a library style (spine-out method) allowing for significantly more videocassettes per square footage of rental space. As a result, Video Update believes that it is able to provide an extensive selection, yet retain greater flexibility than many of its competitors in terms of store size in which it can operate.

     Effectively Manage Inventories. Video Update maintains an integrated point of sale ("POS") system that provides it with access to and feedback on records related to, among other things, videocassette rentals, individual title performance, category rental performance, shrinkage and overdue rentals. Video Update endeavors to convert the POS systems of acquired stores to that of Video Update's as quickly as is practicable. Video Update utilizes its POS system to manage its inventory turns, purchase new inventory, and balance customer demand and rental trends, all of which Video Update believes maximizes each store's profitability.

     Aggressive Marketing. Video Update utilizes an aggressive marketing program designed to attract new customers and increase the frequency of rentals by current customers. Video Update focuses its marketing on individual stores and the local markets in which they operate. Direct mailings, including postcards and flyers, are utilized regularly. Additionally, Video Update promotes extensively with couponing and cross promotions. Video Update's popular "Two-for-$.99 Tuesday" rental promotion is used throughout its system and has been effective in building customer loyalty and increasing revenue on a day of the week that historically has not been a significant rental volume day.

     Geographic Concentration. Prior to the Merger, Video Update has continued developing new superstores and acquiring existing chains of stores in regions where Video Update has existing operations. Following the Merger, Video Update will acquire and operate former Moovies locations concentrated in 17 states. For the remainder of the current fiscal year, Video Update intends to focus on maximizing the operating efficiencies of these acquired locations and its existing locations and on completing the build out of new stores in locations for which Video Update has signed lease commitments, rather than on aggressively expanding with new superstores in additional metropolitan areas where it does not presently have locations. Video Update expects that the geographic concentration of its existing stores together with stores acquired in the Merger will allow Video Update to more easily monitor store operations through its regional management offices and to achieve operating efficiencies in inventory management, marketing, distribution, training and store supervision, although no assurances can be given. Because Video Update operates multiple stores, it is able to receive relatively large aggregate cooperative advertising credits from its distributors. Video Update receives cooperative advertising credits for each store it operates, and by operating multiple stores in a single geographic market, Video Update can more effectively use cooperative advertising credits to maximize the impact of its advertising.

     Consistency of Image and Operations. Video Update strives to create a national presence and name recognition. To achieve this objective and to most efficiently and effectively operate its stores, Video Update attempts to maintain consistency among its company-owned and franchised stores. This consistency of operations includes signage, store layout, marketing, management information systems and customer service. Video Update attempts to fully integrate acquired stores into its overall format as quickly as is practicable. Such integration typically involves the prompt installation of the management information systems and interior signage, supplementing the existing base stock of titles, processing acquired videocassettes, training existing management and sales personnel, and completing limited build-out of the facilities. Subject to permit requirements and other such regulatory controls, Video Update installs exterior signage as soon as practicable. To expedite the integration of acquired businesses, Video Update has developed a uniform approach that management believes minimizes the time necessary to fully assimilate an acquired store's operations into those of Video Update.

  Growth Strategy

     In its efforts to continue to increase its national presence, Video Update intends to emphasize the following key elements in its growth strategy:

     Targeted Acquisitions. Video Update believes that acquiring chains of stores can be the most cost-effective means of entering a new market, particularly when the stores are in desirable locations. Video Update also believes that the rental video industry has experienced a recent trend toward consolidation driven by the recognition by store operators of the competitive advantages that larger organizations enjoy in terms of access to working capital, marketing efficiencies and other economies of scale and the enhanced ability to obtain quality retail locations. This trend has created an opportunity for Video Update to grow further through acquisitions. Video Update believes that it will continue to be presented with attractive acquisition opportunities.

     Targeted Superstore Development. Following the Merger, Video Update intends to focus on maximizing the operating efficiencies of the locations acquired in the Merger as well as its existing locations and on completing the build out of new stores in locations for which Video Update has signed lease commitments, rather than on aggressively expanding with new superstores in additional metropolitan areas where it does not presently have locations. Video Update intends to open a limited number of superstores (currently estimated to be no more than 40 new superstores in the twelve months following the Merger) in its existing markets and selected new markets where attractive opportunities are available. Although no assurance can be given, Video Update believes that the selection of locations for its superstores has been and will continue to be critical to the success of its operations. Important criteria for selection of a new superstore location include density of local residential population, traffic count on roads immediately adjacent to the superstore location, visibility of the superstore to passing motorists, easy accessibility and ample parking. Video Update estimates that each new superstore currently requires up to 24 months of operations in order to ramp-up to its expected level of mature operations.

     Franchise Operations. Franchised superstores operate under substantially the same hours and methods of operation as company-owned stores. Video Update currently intends to franchise stores primarily in areas where Video Update does not expect to pursue new superstore development or acquisitions.

  Store Operations and Locations

     Each Video Update store operates under substantially the same plan of operation company-owned stores are open 365 days a year with daily hours generally from 10:00 a.m. to 11:00 p.m. Sunday through Thursday and from 10:00 a.m. to 12:00 midnight Friday and Saturday. Video Update's stores use a self-service system, whereby customers select products from the shelves and proceed to the checkout counter. Video Update stores in the United States and Canada average approximately 5,900 and 4,600 square feet in size and are expected to be representative of Video Update's superstore prototype going forward.

     Video Updates seeks to locate its stores in geographic areas that will enable it to achieve operating efficiencies in inventory management, advertising, marketing, distribution, training and store supervision. The following table sets forth the location of existing company-owned and franchised stores as of January 20, 1998:

                                           NUMBER OF
                                         COMPANY-OWNED         NUMBER OF
               STATE OR PROVINCE            STORES         FRANCHISED STORES     TOTAL OF STORES
        -------------------------------  -------------     -----------------     ---------------
        Alaska.........................         3                  --                    3
        Arizona........................        44                  --                   44
        Arkansas.......................         2                  --                    2
        California.....................         1                  --                    1
        Colorado.......................         2                  --                    2
        Georgia........................         1                  --                    1
        Illinois.......................        22                  --                   22
        Indiana........................        27                  --                   27
        Minnesota......................        58                  10                   68
        Missouri.......................        12                  --                   12
        Nevada.........................         7                  --                    7
        New Hampshire..................        --                   7                    7
        New Mexico.....................         1                  --                    1
        Ohio...........................         4                  --                    4
        Oklahoma.......................         6                  --                    6
        Oregon.........................         2                  --                    2
        Pennsylvania...................        13                   1                   14
        Texas..........................        22                  --                   22
        Utah...........................         3                  --                    3
        Virginia.......................        --                  12                   12
        Washington.....................        38                  --                   38
        Wisconsin......................         1                   1                    2
        Alberta........................        65                   1                   66
        British Columbia...............        63                   3                   66
        Manitoba.......................         5                  --                    5
        Ontario........................         2                  --                    2
        Saskatchewan...................         1                  --                    1
        Yukon..........................         1                  --                    1
                                              ---                 ---                  ---
                  Total................       406                  35                  441
                                              ===                 ===                  ===

  Management Information Systems

     Video Update believes the accurate and efficient management of purchasing, inventory and sales records has been important to Video Update's success. Video Update maintains information, updated daily, regarding revenue, current and historical sales and rental activity, demographics of store membership and videocassette rental patterns. This information can be organized by store, by region or for all operations.

     Video Update maintains a national POS system and a corporate information system. All rental and sales transactions are recorded by the POS system when scanned at the time of customer checkout. Nightly, the POS system transmits each store's data from operations into the corporate information system. The systems track all rental and sales products from the videocassette distribution center to each store using scanned bar code information. The system also maintains detailed rental history of each customer and title. This information produces the reports used by Video Update, including those used in making purchasing decisions on new releases. All of Video Update's stores use Video Update's POS system when opened or converted to the Video Update concept, in the case of an acquired store.

  Products

     Videocassette Rental. Video Update's primary source of revenue is the rental of videocassettes. Video rental prices per night generally range from $2.49 to $3.49 for new releases to $1.99 for catalog titles. Videocassettes are available for one-night, two-night or multiple night rental. Video Update's stores generally carry approximately 10,700 and 8,500 videos for rent in its United States and Canadian stores, respectively, representing approximately 8,200 and 6,300 titles, respectively. Movie titles are classified into at least 23 categories, such as "Action," "Drama," "Family," and "Children" and are displayed alphabetically within those categories. Video Update determines its rental prices for titles and duration of rentals based on the length of time the title has been available on videocassette. Video Update believes that its rental prices are competitive to those of other video stores, and its videocassettes are available for one-day and multiple-day rentals.

     Video Games. In addition to videocassette rentals, stores also rent video games for use with Sony Playstation(TM), Nintendo(TM), Nintendo64(TM) and Sega Genesis(TM) video game machines.

     Additional Products. Video Update rents audio books, which are available in a majority of its stores. The selection of audio books includes fiction and non-fiction classics, and educational materials and books. For the convenience of its customers, Video Update also sells blank videocassettes and video cleaning equipment and rents videocassette and video game players. In addition, Video Update sells previously viewed videocassettes and new and used video games.

  Franchise Operations

     Video Update currently intends to franchise superstores in areas where it does not expect to pursue new superstore development or acquisitions.

     The standard company franchise agreement generally requires the franchisee to pay Video Update a continuing monthly royalty fee equal to five percent of the franchisee's gross monthly rental revenue, as calculated under the terms of the franchise agreement. The franchisee is also generally obligated to pay a continuing monthly royalty fee of one percent of gross monthly product revenues derived specifically from the sale of certain video products. The monthly royalty fees are calculated and due from the date that the franchised superstore opens for business. In addition to the royalty payments, franchisees generally also are required to pay a monthly advertising fee equal to one percent of the franchisee's gross monthly revenue for the preceding month.

     Under Video Update's current franchising program, Video Update will grant to a franchise owner the right to develop one or a specified number of Video Update superstores at an approved location or future locations (within specific geographic areas) pursuant to the terms of a franchise agreement. The exclusivity accorded to a franchisee is individually negotiated but generally does not extend beyond a radius of one mile from the franchised location. Prior to the actual store opening, Video Update provides advice to the franchisee on promotions, store displays and inventory control as well as a five day comprehensive training course.

     Video Update monitors franchisees' compliance with ongoing obligations on the basis of monthly revenue reports and inventory reports. The franchise agreement generally also grants Video Update the right to audit the franchisee's books, business records, sales reports, financial statements, and tax returns at any time. The franchise agreement allows Video Update to terminate the franchise under certain conditions, including without limitation, failure to comply with Video Update's operating guidelines, failure to obtain and maintain the necessary retail licenses and permits, operation of a competitive venture, and understatement of gross monthly revenues for any two operating periods by more than two percent. To date, Video Update is not aware of any material problems relating to the understatement of revenues by franchisees.

  Marketing and Advertising

     Video Update primarily relies on direct mail advertising to promote its business and increase the familiarity of potential customers with Video Update. Video Update's direct mail typically consists of pricing-related promotions such as two-for-one coupons or a free rental coupon for new customers. Video Update's general practice of opening several company-owned or franchised stores within a geographic region enables it to maximize the effectiveness of its advertising expenditures. The cost of these activities is generally funded by cooperative movie advertising promotions made available by studios or suppliers to promote certain videocassettes. Video Update also benefits from the advertising and marketing of studios and theaters in connection with their efforts to promote films and increase box office revenues. Video Update generally relies on referrals from current franchisees and advertising in franchise-oriented publications in marketing its franchises.

  Suppliers

     Video Update currently acquires its inventory of videocassettes and video games and accessories from several videocassette suppliers, including local divisions of Sight and Sound Distributors of St. Louis, Missouri ("Sight and Sound"), Baker & Taylor, Inc. of Chicago, Illinois, The Shannock Corporation of Canada, and Ingram Entertainment Incorporated of Nashville, Tennessee.

     The videocassette inventory in each company-owned and franchised store consists of catalog titles and new release titles. To develop its inventory of titles for store openings, Video Update transfers videocassettes from existing stores and purchases videocassettes from suppliers.

     Video Update currently purchases new release rental videocassettes at an average cost of approximately $45. Since September 1989, Video Update has acquired most of its new release inventory from Sight and Sound, and during each of fiscal 1995 and 1996 Video Update purchased approximately 75% and in 1997 Video Update purchased approximately 57%, of its new release titles from that supplier. Video Update believes that, if its relationship with Sight and Sound were terminated, Video Update could obtain videocassettes from other suppliers at prices and on terms comparable to those available from Sight and Sound.

     Suppliers generally provide Video Update with a comprehensive monthly listing of all new video releases. In addition, movie studios generally provide Video Update with several copies of a new release video for preview by Video Update. Video Update's movie selection committee uses listings of new releases, video previews, knowledge of the popularity of past video releases and Video Update's computerized information on the past performance of titles rented by Video Update to select the titles and number of copies of each title to be acquired for rental in each of its stores. Video Update is permitted to return unopened or defective videocassettes to its suppliers in certain circumstances. Video Update purchases video game software from a variety of distributors, based on price and availability.

     In connection with the signing of the Merger Agreement, Video Update also has executed the "Rentrak Agreement" with Rentrak, a distributor of prerecorded videocassettes and other media, which agreement would be effective only upon the closing of the Merger. Under the Rentrak Agreement, Video Update would be obligated to obtain a minimum annual dollar amount of new release titles from Rentrak. The minimum dollar amount is subject to increase or decrease depending on Video Update's gross revenues from video rentals/sales and the number of major studios participating in Rentrak.

     Under the Rentrak Agreement, Video Update would choose which stores offer a title from Rentrak, but if a store obtains a copy of a new release title from Rentrak it would have to obtain all copies of that title from Rentrak. Video Update believes that Rentrak could be a cost effective source for larger orders of an individual title. Using Rentrak could enable Video Update to order larger numbers of copies of a particular title to satisfy customer demand than would be cost-effective if the copies were purchased for rental. When Video Update chooses to offer a title under the Rentrak Agreement a minimum number of copies for each store is often established by Rentrak based on prior experience with similar titles. Video Update expects to be able to obtain a wide variety of titles under the Rentrak Agreement because Rentrak has a supplier relationship with three of the six largest studios.

     To obtain the full benefits of the Rentrak Agreement, Video Update must correctly identify the new release and other titles that it should lease from Rentrak and the stores that should receive them. To the extent that Video Update obtains new releases or other video products from Rentrak for too many or the wrong stores, Video Update's operations and profits could be adversely affected. No assurances can be given that Video Update will be effective in using Rentrak as a supplier under the Rentrak Agreement to achieve its intended results.

  Inventory

     New release videocassettes are ordered by Video Update and delivered directly to stores where they are offered for rental or sale on the studio release date for the title. Previously viewed inventory for existing and new stores is received, processed and stored in Video Update's approximately 34,000 square foot central distribution facility located in St. Paul, Minnesota. New release and previously viewed videocassettes and games are processed for rental according to uniform company-wide standards. Each videocassette is removed from its original carton and placed in a standard Video Update rental case with a magnetic security device. Bar codes are then affixed to each videocassette and video game. For previously viewed videocassettes, the artwork from the original carton is cut out and inserted into clear pockets on the standard Video Update rental case for shelf display. For new release videocassettes, the original carton is displayed separately in front of the standard Video Update rental case containing the videocassette.

  Competition

     The video rental industry is highly competitive. Video Update competes with other video retail stores, including Blockbuster Entertainment division of Viacom, Inc. ("Blockbuster") and other superstores, and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, vending machines and other retailers, as well as with noncommercial sources such as libraries. In addition to competing with other video retailers, Video Update competes with other leisure-time activities, especially entertainment activities such as movie theaters, sporting events, network television and cable television.

     Video Update also competes with other distribution channels for studio movies, including pay-per-view television on basic cable service, which currently offer only a limited number of channels and monthly movie selections. Recently developed digital compression technology combined with fiber optics and other technology will eventually permit cable companies, direct broadcast satellite companies and other telecommunications companies to transmit a much greater number of movies to homes at scheduled intervals throughout the day. Ultimately, these technologies could lead to the availability of movies to the consumer on demand. Certain cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets.

     Certain of Video Update's larger, better capitalized competitors may seek to acquire some of the same video specialty stores that Video Update seeks to acquire. Such competition for acquisitions would likely increase acquisition prices and related costs and result in fewer attractive acquisition opportunities, which could have a material adverse effect on Video Update's growth.

     Video Update's franchise operations compete with numerous franchise operations in many industries that have significantly greater financial and human resources and more experience in selling franchises than does Video Update. Potential franchisees may believe that these franchisers offer greater opportunities for success than Video Update.

  Service Marks

     Video Update has a federal registration for its service mark "Video Update(R)" and logos that include its service mark. Video Update also holds registrations in Canada for its service marks and logos. Video Update considers its service marks to be important to its business and intends to actively protect them.

  Government Regulation

     Video Update is subject to various federal, state and local laws, including the Federal Videotape Privacy Protection Act and similar state laws that govern the disclosure and destruction of video rental records. Video

Update also must comply with various regulations affecting its business, including state and local licensing, zoning, land use, construction and environmental regulations.

     Video Update has not made, nor does it anticipate making, any material capital expenditures in order to comply with environmental regulations. No assurance can be given, however, that new environmental regulations will not be adopted that will require Video Update to make material capital expenditures for compliance.

     Video Update also is subject to the Federal Trade Commission's Trade Regulation Rule entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures" (the "FTC Franchise Rule") and state laws and regulations that govern the offer and sale of franchises. To offer and sell franchises, Video Update is required by the FTC Franchise Rule to furnish each prospective franchisee a current franchise offering circular prior to the sale of a franchise. In addition, a number of states require a franchisor to comply with registration or filing requirements prior to offering a franchise in the state and to provide a prospective franchisee with a current franchise offering circular complying with the state's laws, prior to the sale of the franchise. Although no assurance can be given, Video Update maintains a franchise offering circular intended to comply with all applicable federal and state franchise sales laws. However, if Video Update is unable to comply with the franchise sales laws and regulations of any state that regulates the offer and sales of franchises, Video Update will be unable to offer and sell franchises in such state.

     Video Update is required to update its franchise offering circular to reflect material changes, under applicable law, regarding its franchise offering and to comply with changes in disclosure requirements. The occurrence of any such material changes may, from time to time, require Video Update to stop offering and selling franchises until its franchise offering circular is updated. No assurance can be given that Video Update's franchising program will not be adversely affected by its failure to register or file in certain states consistent with its expansion plans, or because compliance with applicable law necessitates that Video Update cease offering and selling franchises in certain states until its franchise offering circular is updated, or because of its inability to comply with existing or future franchise laws.

     Video Update also is subject to a number of state laws and regulations that regulate certain substantive aspects of the franchisor-franchisee relationship, including those governing the termination or nonrenewal of a franchise agreement (such as requirements that "good cause" exist as a basis for such termination and that a franchisee be given advance notice of, and a right to cure, a default prior to termination), requirements that the franchisor deal with its franchisees in good faith, prohibitions against interference with the right of free association among franchisees and those regulating discrimination among franchisees in charges, royalties or fees.

     Compliance with federal and state franchise laws is costly and time consuming, and no assurance can be given that Video Update will not encounter difficulties or delays in this area or that it will not require significant capital for franchising activities.

  Employees

     As of January 16, 1998, Video Update employed 3,929 persons, including 3,650 in company-owned stores and 279 in Video Update's corporate, administrative and warehousing operations. Of the employees, approximately 606 were full-time and 3,323 were part-time. The typical required staffing for a Video Update store is 8 to 12 employees, including a store manager. Store managers are supervised by district managers who in turn are supervised by regional managers. Regional managers report directly to Video Update's Vice Presidents of Store Operations, who in turn report to the Chief Operating Officer. Video Update believes that its employee relations are satisfactory.

     Video Update has an incentive bonus plan under which store managers are eligible for monthly bonuses. The performance of each manager is evaluated on a variety of criteria, including store revenue, payroll, cash overages and shortages and inventory control.

  Properties

     Video Update leases substantially all of the sites (including buildings and improvements) where its company-owned video stores are located. These leases generally have a term of three to ten years and provide options to renew for periods ranging from three to five additional years. Video Update is generally responsible for real estate taxes, insurance and utilities under all leases. The occupancy expense for these sites for the years ended April 30, 1995, 1996 and 1997 was approximately $1,426,000, $10,304,000 and $20,777,000, respectively.
Video Update expects that most future video superstores will also occupy leased premises. Video Update owns three locations for company-owned superstores, one of which is subject to a mortgage.

     Video Update's franchisees enter into leases individually for their respective superstore locations. These leases are on terms substantially similar to the terms for company-owned superstore leases. Generally, Video Update does not guarantee and is not a party to such leases.

     Video Update's corporate headquarters located at 3100 World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101, consist of approximately 22,000 square feet of office space. Video Update's central distribution facility is located at a different location in St. Paul, Minnesota and consists of approximately 34,000 square feet. Video Update's headquarters and distribution facilities are leased pursuant to agreements that expire on October 31, 2001 and August 31, 2001, respectively. In addition, Video Update maintains other locations for the offices of district and regional managers and for limited storage purposes. Video Update expects that suitable additional space will be available in the Twin Cities area, when needed, on commercially reasonable terms.

  Legal Proceedings

     In connection with the acquisition of the assets of Videoland, Inc. ("Videoland") in November 1995, Video Update issued 239,163 shares of its Class A Common Stock (the "Videoland Shares") to the sellers of the assets of Videoland (the "Videoland Sellers"). With respect to the Videoland Shares, Video Update agreed to make a deficiency payment in October 1996 to the Videoland Sellers if the gross proceeds received by such sellers from the sale of the Videoland Shares during the six months from March 1996 through September 1996 is not equal to the number of shares of Videoland Shares sold multiplied by $12.00. The Videoland Sellers were subject to certain "lockup" or sale restrictions as a condition to any deficiency payment. Although the Videoland Sellers have now requested a deficiency payment of approximately $1,220,000 in October 1996 based on a sale of all of the Videoland Shares, Video Update believes that the Videoland Sellers have violated the contractual lockup and sale restrictions. Accordingly, Video Update has initiated an action in federal district court in Minnesota for a declaratory judgment that the Videoland Sellers are not entitled to any deficiency payment. Discovery in this matter has been completed and crossmotions for summary judgment are now pending before the court. Although no assurances can be given as to the outcome of such action, Video Update intends to vigorously pursue the matter.

     On January 23, 1997, the Video Update filed an action (the "Minnesota Action") for breach of contract, breach of warranty, and negligence against Kieffer & Co., Inc., a sign manufacturer, ("Kieffer") seeking damages that resulted from Kieffer's manufacture and installation of signs on Video Update's stores in several states in the United States. Kieffer filed counterclaims against Video Update for breach of contract seeking $317,341.76 in damages. On January 24, 1997, Kieffer commenced a separate action for breach of contract (the "Wisconsin Action") against Video Update in Sheboygan County (Wisconsin) Circuit Court seeking the same damages alleged in their counterclaim in the Minnesota Action. Video Update removed the Wisconsin Action to the United States District Court for the Eastern District of Wisconsin. That court has stayed the Wisconsin Action pending the resolution of the Minnesota Action. On December 3, 1997, the parties settled their dispute pursuant to a confidential settlement agreement containing mutual releases (the "Kieffer Settlement Agreement"). All steps necessary to consummate the settlement have occurred. The parties are in the process of executing and filing with the appropriate courts, the stipulations to dismiss with prejudice the Minnesota Action and Wisconsin Action. Video Update expects that both actions will be dismissed within the next 45 days.

     Video Update has been in litigation with CHJ Associates ("CHJ"), a Washington limited partnership, over a lease agreement. The matter has been resolved by the execution of an executory settlement agreement (the "CHJ Settlement Agreement"), under which CHJ will develop one or more Video Update stores for Video Update in Washington state. Although no assurance can be given as to whether CHJ will comply with the terms of the CHJ Settlement Agreement, Video Update does not believe that the resolution of the matter will materially adversely impact Video Update's financial position or results of operations.

     Although no assurance can be given as to the outcome of such litigation, Video Update does not believe that the resolution of any of these matters will materially adversely impact Video Update's financial position or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of January 21, 1998, the number and approximate percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by (i) all persons known by Video Update to be the beneficial owner of more than five percent (5%) of the outstanding Class A Common Stock or Class B Common Stock, (ii) "each named executive officer" (as defined in Item 402 to Regulation S-K under the Securities Act of 1933, as amended) (see, however, note 20) and director, and (iii) all directors and executive officers of Video Update as a group.+

                                           BEFORE EFFECTIVE TIME
                          -------------------------------------------------------    AFTER EFFECTIVE TIME(18)
                                                       NUMBER OF                    --------------------------
                           NUMBER OF    PERCENTAGE      CLASS B       PERCENTAGE     NUMBER OF     PERCENTAGE
                            CLASS A     OF CLASS A       SHARES       OF CLASS B      CLASS A      OF CLASS A
                            SHARES        SHARES      BENEFICIALLY      SHARES         SHARES        SHARES
  NAME AND ADDRESS OF     BENEFICIALLY  OUTSTANDING      OWNED       OUTSTANDING    BENEFICIALLY   OUTSTANDING
  BENEFICIAL OWNER(1)     OWNED(2)(3)     (2)(3)      (15)(16)(17)   (15)(16)(17)   OWNED(2)(19)     (2)(19)
------------------------  -----------   -----------   ------------   ------------   ------------   -----------
Daniel A. Potter,.......     370,000         2.0%       1,086,759        54.3%        1,386,120        4.7%
  Chairman and Chief
  Executive
  Officer(3)(4)(19)
John M. Bedard,.........     205,000         1.1%         878,117        43.9%        1,026,039        3.5%
  President and
  Director(3)(5)(19)
Daniel C. Howard,.......      63,406           *%          35,124         1.8%           96,247          *%
  Chief Operating
  Officer and
  Director(6)(19)
Stephen L. Reynolds,....          --          --               --          --            40,313          *%
  Chief Financial
  Officer(7)
Richard Bedard,.........      42,000           *%              --          --            42,000          *%
  Executive Vice
  President(8)
Bruce D. Carlson,.......      63,406           *%              --          --            63,406          *%
  Vice President of Real
  Estate(9)
Michael G. Schifsky,....      63,150           *%              --          --            63,150          *%
  Vice President of
  Store Development(10)
Robert E. Yager,........      94,500           *%              --          --            94,500          *%
  Regional Manager of
  Store Operations and
  Director(11)
Paul M. Kelnberger,.....       5,250           *%              --          --             5,250          *%
  Director(12)

                                           BEFORE EFFECTIVE TIME
                          -------------------------------------------------------    AFTER EFFECTIVE TIME(18)
                                                       NUMBER OF                    --------------------------
                           NUMBER OF    PERCENTAGE      CLASS B       PERCENTAGE     NUMBER OF     PERCENTAGE
                            CLASS A     OF CLASS A       SHARES       OF CLASS B      CLASS A      OF CLASS A
                            SHARES        SHARES      BENEFICIALLY      SHARES         SHARES        SHARES
  NAME AND ADDRESS OF     BENEFICIALLY  OUTSTANDING      OWNED       OUTSTANDING    BENEFICIALLY   OUTSTANDING
  BENEFICIAL OWNER(1)     OWNED(2)(3)     (2)(3)      (15)(16)(17)   (15)(16)(17)   OWNED(2)(19)     (2)(19)
------------------------  -----------   -----------   ------------   ------------   ------------   -----------
Jana Webster Vaughn,....       3,750           *%              --          --             3,750          *%
  Director(12)
Bernard Patriacca,......          --          --               --          --                --         --
  Director(13)
Investment Advisors,       1,956,400        10.8%              --          --         1,956,400        6.7%
  Inc.(14a).............
Stein Roe & Farnham,
  Incorporated(14b).....     908,000         5.0%              --          --           908,000        3.1%
All Directors and
  executive officers as
  a group(20) (11
  persons)+.............     910,462         4.9%       2,000,000         100%        2,820,775        9.5%

---------------
+ Mr. Mitchell, currently a director of Moovies and a Moovies Designee, as discussed herein, holds 1,000 shares of Video Update Class A Common Stock. After the Effective Time, Mr. Mitchell will beneficially own 167,283 shares of Video Update Class A Common Stock, based upon the exchange ratio of .75. Mr. Coburn, currently a director of Moovies and a Moovies Designee, will hold options to purchase 116,250 shares of Video Update Class A Common Stock, based upon the exchange ratio of .75. In addition, Mr. Coburn and Mr. Mitchell will each receive 3,000 options to purchase shares of Class A Common Stock upon appointment as directors of Video Update.

*      Less than one percent (1%) of the outstanding shares of Class A Common
       Stock.

(1) The address of Messrs. Potter, John Bedard, Howard, Reynolds, Richard Bedard, Carlson, Schifsky, Yager and Kelnberger and Ms. Vaughn and Mr. Patriacca is c/o Video Update, Inc. 3100 World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101. The address of Investment Advisors, Inc. is 3700 First Bank Place, Box 357, Minneapolis, Minnesota 55440. The address of Stein Roe & Farnham, Inc. is One South Wacker Drive, 35th Floor, Chicago, Illinois 60606.

(2) For the purposes of this table, shares of Class A Common Stock which, to Video Update's knowledge, an individual or group has a right to acquire within sixty (60) days upon the exercise of options or warrants, are deemed outstanding for the purposes of computing the number and percentage of shares beneficially owned by such individual or group. Such shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned by any other individual or group shown in the table. There are no options or warrants outstanding for Class B Common Stock. This table does not include an approximate aggregate amount of 4,783 shares of Class A Common Stock held by the executive officers of Video Update through Video Update's 401(k) plan.

(3) Prior to the Effective Time, Messrs. Potter and Bedard will hold 270,000 and 150,000 shares of Class A Common Stock, respectively.

(4) Includes an aggregate of 100,000 shares of Class A Common Stock issuable on exercise of various stock options. Excludes an aggregate of 200,000 shares of Class A Common Stock issuable upon the exercise of various stock options that have not yet vested. Does not include 26,250 shares of Class A Common Stock owned by Mr. Potter's father, in which Mr. Potter disclaims beneficial ownership.

(5) Includes an aggregate of 55,000 shares of Class A Common Stock issuable on exercise of various stock options. Excludes an aggregate of 110,000 shares of Class A Common Stock issuable upon the exercise of stock options that have not yet vested.

(6) Includes an aggregate of 63,406 shares of Class A Common Stock issuable upon the exercise of various stock options. Excludes an aggregate of 30,094 shares of Class A Common Stock issuable upon the exercise of various stock options that have not yet vested.

(7) Includes an aggregate of 40,313 shares of Class A Common Stock issuable upon exercise of various stock options based upon the Exchange Ratio of .75. Mr. Reynolds was appointed Chief Financial Officer of Video Update on January 6, 1998.

(8) Includes an aggregate of 42,000 shares of Class A Common Stock issuable upon the exercise of various stock options that have vested. Excludes an aggregate of 48,000 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(9) Includes an aggregate of 63,406 shares of Class A Common Stock issuable upon the exercise of various stock options that have vested. Excludes an aggregate of 30,094 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(10) Includes an aggregate of 63,150 shares of Class A Common Stock issuable upon the exercise of various stock options that have vested. Excludes an aggregate of 29,850 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(11) Includes an aggregate of 15,750 shares of Class A Common Stock issuable upon the exercise of various stock options that have vested. Excludes an aggregate of 15,750 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(12) Includes an aggregate of 3,750 shares of Class A Common Stock issuable upon the exercise of various stock options that have vested. Excludes an aggregate of 750 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(13) Excludes an aggregate of 3,000 shares of Class A Common Stock issuable upon the exercise of stock options that have not vested.

(14a) Includes 1,475,400 shares of Class A Common Stock of which the beneficial owner has sole voting power and sole dispositive power and 481,000 shares of Class A Common Stock of which the beneficial owner has shared voting power and shared dispositive power. The information with respect to the beneficial owner has been taken from the beneficial owner's Form 13G filed with the Commission on August 8, 1997.

(14b) Includes 908,000 shares of Class A Common Stock of which the beneficial owner has sole dispositive power. The information with respect to the beneficial owner has been taken from the beneficial owner's Form 13G filed with the Commission on February 12, 1997.

(15) Includes the approximately 65% of the shares of Class B Common Stock beneficially owned by Messrs. Potter, Bedard and Howard, or 706,394, 570,776, and 22,830 shares, respectively, held in escrow. The beneficial owner may vote, but not dispose of such shares. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the election of the record holder.

(16) Includes an aggregate of 39,515 shares of Class B Common Stock held in custodial accounts for Mr. Potter's children.

(17) Includes 39,515 shares of Class B Common Stock held by Mr. Bedard's mother, but subject to a voting trust of which Mr. Bedard is the voting trustee.

(18) Assumes approval by the stockholders of the Merger and the Escrow Proposal. Assumes issuance of 9,375,000 shares of Class A Common Stock to Moovies shareholders pursuant to the Merger. If the Merger and the Escrow Proposal are approved, the there will be no shares of Class B Common Stock outstanding after the Effective Time.

(19) After the Effective Time, Messrs. Potter, Bedard, and Howard will hold 1,286,120, 971,039, and 32,841 shares of Class A Common Stock, respectively.

(20) Does not include shares or options held by Mr. Christopher Gondeck, former Chief Financial Officer of Video Update, who holds 4,000 shares of Class A Common Stock and an aggregate of 31,875 shares of Class A Common Stock issuable upon the exercise of various stock options. Mr. Gondeck resigned as Chief Financial Officer of Video Update on December 31, 1997.

CERTAIN EMPLOYMENT AGREEMENTS

     In February 1996, Video Update entered into employment agreements with Daniel A. Potter, its Chairman and Chief Executive Officer and John Bedard, its President, each of whom also is a director and a principal stockholder of Video Update. The agreements are for three year terms, expiring in February 1999. Mr. Potter and Mr. Bedard are to receive salaries of $300,000 and $200,000, respectively. Such compensation may be increased and bonuses may be awarded at the discretion of the Board of Directors of Video Update. Each of Messrs. Potter and Bedard have agreed to devote their full time and best efforts to fulfill their duties and responsibilities to Video Update. Each of them will be entitled to participate in employee benefit plans.

     Video Update has a right to terminate each of the agreements for "cause" as defined in the agreements or as a result of the employee's disability. Except in the case of termination for cause, upon early termination of the agreements of Video Update, each of Messrs. Potter and Bedard shall be entitled to receive their salary plus fringe benefits for 36 months from the date of termination. In the event of a change of control of Video Update, Messrs. Potter and Bedard have the option to terminate their employment subject to the provisions of the employment agreements and to receive severance and fringe benefits for 36 months subject to the provisions of their agreements. A "change in control" includes an acquisition of 15% of the voting power of the securities of Video Update by any person, certain changes in the composition of the Board of Directors, and an approval by the stockholders of Video Update of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of the assets of the company. The Merger will not trigger the ability of Messrs. Potter and Bedard to terminate their employment and receive severance and fringe benefits pursuant to such employment agreements.

     Each of Messrs. Potter and Bedard has agreed not to disclose any confidential information of Video Update during the term of his employment or to compete with the company during the term of his employment or for a period of one year following termination of his employment except in accordance with the employment agreement.

     In January, 1998, Video Update entered into an employment agreement with Daniel C. Howard, its Chief Operating Officer and a director and stockholder. As compensation, Mr. Howard is to receive an annual base salary of $128,400, plus bonuses and stock options as determined by the Board of Directors. The agreement is for an initial term of two years, and is automatically renewed for successive one-year terms, unless terminated by Video Update or Mr. Howard. Upon termination in accordance with the agreement, Mr. Howard is entitled to receive severance pay of at least twelve months' base salary and at most twenty-four months' base salary, less certain amounts provided in the agreement. In the event Mr. Howard's employment is terminated after a change in control, Mr. Howard is entitled to receive an amount equal to two times his average total annual compensation during the two years preceding the termination. A"change in control" occurs when any person or entity acquires at least 51% of the voting power of the securities of Video Update, the stockholders of Video Update approve a plan of liquidation, or Video Update engages in a merger, sale of assets or other business combination that results in the security holders of Video Update holding less than a majority of the combined voting power after the transaction. Mr. Howard has agreed not to disclose any confidential information of Video Update during his employment and thereafter, and not to compete with Video Update during his employment and for two years thereafter, including soliciting customers and employees of Video Update.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations should be read in conjunction with Video Update's financial statements and notes thereto appearing elsewhere herein.

  Overview

     Video Update franchised its first store in January 1983 and opened its first company-owned store in September 1989. By July 1994, when Video Update completed its initial public offering, Video Update had grown to 15 company-owned stores and 30 franchised stores. Subsequently, Video Update substantially accelerated its growth and as of January 20, 1998 operated 406 company-owned stores in 20 states and six provinces in Canada, and has 35 franchised stores predominantly in the United States. The majority of Video

Update's stores located in the United States are superstores. Superstores are video specialty stores that carry more than 7,500 rental units.

     Video Update generates revenues primarily from the rental of videocassettes and video games, from service fees from its franchisees, and from the sale of products. As reflected in the chart below, rental revenues at Video Update stores have accounted for the substantial majority of Video Update's revenues. Video Update expects this trend to continue following the Merger, if it is consummated.

  Acquisitions

     As a result of the acquisitions completed during fiscal 1995, 1996 and 1997, Video Update anticipates that its results of operations will be reduced by the amortization of goodwill of approximately $36,612,000, with anticipated quarterly non-cash charges of approximately $504,000. Video Update anticipates that future acquisitions will involve the recording of additional significant amounts of goodwill and deferred charges on its balance sheet.

     The purchase method of accounting will be used to account for the Merger for financial reporting purposes. In accordance with such treatment, the total purchase price will be allocated to Moovies' identifiable assets and liabilities based on estimated fair values with the excess of the cost over the estimated fair value of Moovies assets acquired currently estimated to be approximately $46 million expected to be amortized over 20 years on a straight line basis. See "Unaudited Pro Forma Combined Financial Information." In addition, upon consummation of the Merger and the release of the Escrow Shares to Messrs. Potter, Bedard and Howard, Video Update will recognize at the time of such release a substantial one-time, non-cash, non-tax deductible charge for compensation expense estimated at $2,667,600 (assuming a closing sale price of $2.28 for Video Update Common Stock as of January 20, 1998). See "Proposal to Terminate and Cancel the Escrow Agreement."

                                                                                SIX MONTHS ENDED
                                             FISCAL YEAR ENDED APRIL 30,           OCTOBER 31,
                                            ------------------------------     -------------------
                                             1995       1996        1997        1996        1997
                                            -------    -------     -------     -------     -------
                                                    (IN THOUSANDS)               (IN THOUSANDS)
Rental revenue............................   $8,364    $46,592     $83,489     $35,628     $56,964
Service fees..............................      421        491         567         284         343
Product sales.............................      266      3,421       7,743       2,775       6,630
                                             ------    -------     -------     -------     -------
  Total revenues..........................   $9,051    $50,504     $91,799     $38,687     $63,937
                                             ======    =======     =======     =======     =======

  Operating Results

     The table below sets forth the percentage of revenues represented by certain items included in Video Update's statement of operations for the periods indicated.

                                                                                     SIX MONTHS
                                                      FISCAL YEAR ENDED APRIL       ENDED OCTOBER
                                                                30,                      31,
                                                     -------------------------     ---------------
                                                     1995      1996      1997      1996      1997
                                                     -----     -----     -----     -----     -----
Revenues:
  Rental revenue...................................   92.4%     92.2%     91.0%     92.1%     89.1%
  Service fees.....................................    4.7       1.0       0.6       0.7       0.5
  Product sales....................................    2.9       6.8       8.4       7.2      10.4
                                                     -----     -----     -----     -----     -----
Total revenues.....................................  100.0     100.0     100.0     100.0     100.0
Costs and expenses:
  Store operating expenses.........................   66.1      78.6      75.6      78.3      83.5
  Selling, general and administrative..............   24.6      10.6       9.0      10.4       9.1
  Cost of product sales............................    1.5       3.7       4.9       4.2       6.0
  Amortization of goodwill.........................    0.9       2.1       1.7       1.9       1.6
                                                     -----     -----     -----     -----     -----
Total cost and expenses............................   93.1      95.0      91.2      94.8     100.2
                                                     -----     -----     -----     -----     -----
Operating income (loss)............................    6.9       5.0       8.8       5.2      (0.2)
Other income (expense):
  Interest expense.................................   (2.1)     (0.5)     (0.6)     (0.8)     (1.9)
  Amortization of debt costs.......................   (1.7)       --        --        --        --
  Other income.....................................    1.7       1.1       0.5       0.3       0.3
                                                     -----     -----     -----     -----     -----
Total other income (expense).......................   (2.1)      0.6      (0.1)     (0.5)     (1.6)
                                                     -----     -----     -----     -----     -----
Income (loss) from continuing operations before
  income taxes.....................................    4.8       5.6       8.7       4.7      (1.8)
Income tax expense (benefit).......................    2.4       2.4       3.7       2.0      (0.4)
                                                     -----     -----     -----     -----     -----
Income from continuing operations..................    2.4       3.2       5.0       2.7      (1.4)
Loss from discontinued operations..................   (0.7)       --        --        --        --
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................    1.7%      3.2%      5.0%      2.7%     (1.4)%
                                                     =====     =====     =====     =====     =====

  Six months Ended October 31, 1997 Compared to Six Months Ended October 31,
1996

     Rental revenue. Rental revenue was approximately $56,964,000 and $35,628,000, or 89.1% and 92.1% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase in rental revenue of $21,336,000 was derived primarily from video stores acquired during fiscal 1997, from the opening of 79 company-owned stores, net of closings, since the second quarter of fiscal 1997, and from a 3% increase in same store revenues.

     Service fees. Service fees were approximately $343,000 and $284,000, or 0.5% and 0.7% of total revenues for the six months ended October 31, 1997 and 1996, respectively. Continuing service fees and royalties from franchisees accounted for 91.3% and 89.4% of total service fees, respectively.

     Product sales. Product sales were approximately $6,630,000 and $2,775,000, or 10.4% and 7.2% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase in product sales of $3,855,000 was primarily a result of product sales by the video stores acquired during fiscal 1997, from the opening of 79 company-owned video stores, net of closings, since the second quarter of fiscal 1997 and from the increase in sales of fixed assets to franchisees. The increase as a percentage of total revenues was primarily due to a difference in product mix.

     Store operating expenses. Store operating expenses consist primarily of compensation and related expenses including regional management expenses, occupancy expenses, and depreciation and amortization expenses. Operating expenses were approximately $53,372,000 and $30,286,000, or 83.5% and 78.3% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase in store operating expenses of $23,086,000 was primarily the result of video stores acquired during fiscal 1997 and the opening of 79 company-owned video stores, net of closings, since the second quarter of fiscal 1997.

     Compensation and related expenses were approximately $14,817,000 and $8,935,000, or 23.2% and 23.1% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase of $5,882,000 was primarily due to video stores acquired during fiscal 1997 and from the opening of 79 company-owned video stores, net of closings, since the second quarter of fiscal 1997.

     Occupancy expenses were approximately $15,967,000 and $8,917,000, or 25.0% and 23.0% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase of approximately $7,050,000 was primarily due to video stores acquired during fiscal 1997 and from the opening of 79 company-owned stores, net of closings, since the second quarter of fiscal 1997. The increase as a percentage of total revenues was primarily due to revenues of new and acquired stores not meeting management's expectations due primarily (management believes) to lack of public acceptance of new release titles and higher costs associated with the opening of new video stores prior to revenue reaching maturity during the first two years of operation.

     Depreciation and amortization expenses were approximately $17,967,000 and $10,267,000, or 28.1% and 26.5% of total revenues for the six months ended October 31, 1997 and 1996, respectively. Depreciation and amortization expense reflects the depreciation of store equipment and fixtures and the amortization of videocassettes. The increase of $7,700,000 was primarily attributable to the addition of new release videocassette inventory for new, existing, and acquired stores. The increase as a percentage of total revenues was primarily due to revenues of new and acquired stores not meeting management's expectations due primarily (management believes) to lack of public acceptance of new release titles and higher costs associated with the opening of new video stores prior to revenue reaching maturity during the first two years of operation. Amortization expense as a percentage of revenues for future periods may vary based on Video Update's purchase of videocassette inventory, which is subject to change based on Video Update's rate of expansion, studio release schedules and anticipated market demand.

     Selling, general and administrative. Selling, general and administrative expenses were approximately $5,841,000 and $4,022,000, or 9.1% and 10.4% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase of approximately $1,819,000 was primarily due to adding management personnel and administrative staff to support Video Update's growth and related expenditures. The decrease as a percentage of total revenues was due to the increase in total revenues without a proportional increase in corporate overhead.

     Cost of product sales. Cost of product sales was approximately $3,852,000 and $1,636,000, or 6.0% and 4.2% of total revenues for the six months ended October 31, 1997 and 1996. The cost of product sales as a percentage of total product sales revenue was approximately 58.1% and 59.0% for fiscal 1997 and 1996, respectively. The decrease in the cost of product sales as a percentage of total product sales was primarily due to a difference in product mix.

     Amortization of goodwill. Amortization of goodwill was approximately $1,022,000 and $743,000 or 1.6% and 1.9% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The decrease as a percentage of total sales was primarily attributable to an increase in sales from new store openings without a proportional increase in the amortization of certain intangible assets resulting from the video stores acquired.

     Interest expense. Interest expense was approximately $1,176,000 and $318,000, or 1.9% and 0.8% of total revenues for the six months ended October 31, 1997 and 1996, respectively. The increase of $858,000 was primarily attributable to interest on increased borrowings under Video Update's bank line of credit.

     Other income. Other income was approximately $180,000 and $129,000, or 0.3% of total revenues for the six months ended October 31, 1997 and 1996. The increase of $51,000 was primarily due to an increase in interest on notes receivable from officers.

  Fiscal 1997 Compared to Fiscal 1996

     Rental revenue. Rental revenue was approximately $83,489,000 and $46,592,000, or 91.0% and 92.2% of total revenues for fiscal 1997 and 1996, respectively. The increase in rental revenue of $36,897,000 was derived primarily from the 74 video stores acquired during the period, from the opening of 71 new company-owned stores during fiscal 1997, and from a 5.3% increase in same store revenues.

     Service fees. Service fees were approximately $567,000 and $491,000, or .6% and 1.0% of total revenues for fiscal 1997 and 1996, respectively.
Continuing service fees and royalties from franchisees accounted for 95% of total service fees for fiscal 1997 and 1996. The decrease in service fees as a percentage of total revenues was due to a significant increase in the number of company-owned stores without a corresponding increase in the number of franchise stores.

     Product sales. Product sales were approximately $7,743,000 and $3,421,000, or 8.4% and 6.8% of total revenues for fiscal 1997 and 1996, respectively. The increase in product sales of $4,322,000 was a result of product sales by the video stores acquired during the period, the opening of 71 company-owned video stores, and an increase in sales of inventory and fixtures to franchisees. The increase in product sales as a percentage of total revenues was a result of higher product sales as a percentage of total revenues by video stores acquired during the period and increased sales of inventory and fixtures to franchisees which have lower margins.

     Store operating expenses. Store operating expenses consist primarily of compensation and related expenses, occupancy expenses, and depreciation and amortization expenses. Operating expenses were approximately $69,366,000 and $39,685,000, or 75.6% and 78.6% of total revenues for fiscal 1997 and 1996, respectively. The increase in store operating expenses of $29,681,000, was primarily the result of the 74 video stores acquired during the period and the opening of 71 company-owned video stores during fiscal 1997. The decrease in store operating expenses as a percentage of total revenues was primarily due to improved control of compensation and related benefits expenses.

     Compensation and related expenses were approximately $20,278,000 and $12,601,000, or 22.1% and 25.0% of total revenues for fiscal 1997 and 1996, respectively. The increase of $7,677,000 was primarily due to the 74 video stores acquired during the period and the opening of 71 company-owned video stores. The decrease as a percentage of total revenues was primarily due to improved control of compensation and related benefits expenses at the stores.

     Occupancy expenses were approximately $20,777,000 and $10,304,000, or 22.6% and 20.4% of total revenues for fiscal 1997 and 1996, respectively. The increase of $10,473,000, was primarily due to the 74 video stores acquired during the period, the expansion of several stores in fiscal 1997 and the opening of 71 company-owned stores. The increase as a percentage of total revenues was primarily due to two factors. The first was higher occupancy costs associated with the video stores acquired during the period when compared to company-owned stores. In addition, new video stores experience higher costs as a percentage of total revenues prior to revenue reaching maturity during the first year of operations.

     Depreciation and amortization expenses were approximately $23,074,000 and $13,894,000, or 25.1% and 27.5% of total revenues for fiscal 1997 and 1996, respectively. Depreciation and amortization expense reflects the depreciation of store equipment and fixtures and the amortization of videocassettes. The increase of $9,180,000 was primarily attributable to the addition of new release videocassette inventory for new, existing, and acquired stores. Amortization expense as a percentage of revenues for future periods may vary based on the company's purchase of videocassette inventory which is subject to the company's rate of expansion, studio release schedules and anticipated market demand.

     Selling, general and administrative. Selling, general and administrative expenses were approximately $8,231,000 and $5,362,000, or 9.0% and 10.6% of total revenues for fiscal 1997 and 1996, respectively. The increase of approximately $2,869,000 was primarily due to adding management personnel and administrative staff to support the company's growth and related expenditures. The decrease as a percentage of total revenues was due to the increases in total revenues without a proportional increase in corporate overhead.

     Cost of product sales. Cost of product sales was approximately $4,544,000 and $1,880,000, or 4.9% and 3.7% of total revenues for fiscal 1997 and 1996, respectively. The cost of product sales as a percentage of total product sales revenue was approximately 58.7% and 55.0% for fiscal 1997 and 1996, respectively. The increase in the cost of product sales as a percentage of total product sales was primarily the result of a different mix of products sold in video stores acquired which generally provided smaller margins.

     Amortization of goodwill. Amortization of goodwill was approximately $1,613,000 and $1,072,000, or 1.7% and 2.1% of total revenues for fiscal 1997 and 1996, respectively. The increase was primarily attributable to the increase in goodwill associated with the company's continuing acquisitions of video stores in the current year and prior periods and the related amortization thereof.

     Interest expense. Interest expense was approximately $544,000 and $232,000, or .6% and 0.5% of total revenues for fiscal 1997 and 1996, respectively. The increase of $312,000 was primarily attributable to interest on borrowings under the company's bank line of credit.

     Other income. Other income was approximately $461,000 and $548,000, or .5% and 1.1% of total revenues for fiscal 1997 and 1996, respectively. The decrease of $87,000 was primarily due to less funds available for investment.

  Fiscal 1996 Compared to Fiscal 1995

     Rental revenue. Rental revenue was approximately $46,592,000 and $8,364,000, or 92.2% and 92.4% of total revenues for fiscal 1996 and 1995, respectively. The increase in rental revenue of $38,228,000 was derived from video stores acquired during the period, from the opening of 35 new company-owned stores, and from a 16% increase in same store revenues.

     Service fees. Service fees were approximately $491,000 and $421,000, or 1.0% and 4.7% of total revenues for fiscal 1996 and 1995, respectively. Continuing service fees and royalties from franchisees accounted for 95% and 100% of total service fees, respectively. The decrease in service fees as a percentage of total revenues was due to a significant increase in the number of company-owned stores without a corresponding increase in the number of franchise stores.

     Product sales. Product sales were approximately $3,421,000 and $266,000, or 6.8% and 2.9% of total revenues for fiscal 1996 and 1995, respectively. The increase in product sales of $3,155,000 was a result of product sales by the video stores acquired during the period, the opening of 35 company-owned video stores, and sales of inventory and fixtures to franchisees. The increase in product sales as a percentage of total revenues was a result of higher product sales as a percentage of total revenues by video stores acquired during the period and increased sales of inventory and fixtures to franchisees which have lower margins.

     Store operating expenses. Store operating expenses consist primarily of compensation and related expenses, occupancy expenses, and depreciation and amortization expenses. Operating expenses were approximately $39,685,000 and $5,986,000, or 78.6% and 66.1% of total revenues for fiscal 1996 and 1995, respectively. The increase in store operating expenses of $33,699,000, was primarily the result of video stores acquired during the period, the opening of 35 company-owned video stores, a change in accounting method for amortizing videocassettes, and the expansion and relocation of video stores during fiscal 1996. The increase in store operating expenses as a percentage of total revenues was primarily due to a change in accounting method for amortizing videocassettes, additional regional expenses related to developing new markets, higher initial expenses related to new store openings, and video stores acquired during the period.

     Compensation and related expenses were approximately $12,601,000 and $1,922,000, or 25.0% and 21.2% of total revenues for fiscal 1996 and 1995, respectively. The increase of $10,679,000 was primarily due to video stores acquired during the period and the opening of 35 company-owned video stores. The increase as a percentage of total revenues was primarily due to additional regional management expenses related to developing new markets, higher initial payroll costs associated with video stores acquired and higher initial payroll costs associated with the opening of new company-owned video stores.

     Occupancy expenses were approximately $10,304,000 and $1,426,000, or 20.4% and 15.8% of total revenues for fiscal 1996 and 1995, respectively. The increase of $8,878,000, was primarily due to video stores acquired during the period, the expansion of several stores in fiscal 1996 and the opening of 35 company-owned stores. The increase as a percentage of total revenues was primarily due to higher costs associated with the video stores acquired during the period and higher costs as a percentage of total revenues (as a percentage of sales) associated with the opening of new video stores prior to revenue reaching maturity during the first year of operations.

     Depreciation and amortization expenses were approximately $13,894,000 and $1,879,000, or 27.5% and 20.8% of total revenues for fiscal 1996 and 1995, respectively. Depreciation and amortization expense reflects the depreciation of store equipment and fixtures and the amortization of videocassettes. The increase of $12,015,000 was primarily attributable to the addition of new release videocassette inventory for new, existing, and acquired stores and a change in policy for amortization of videocassettes. Depreciation and amortization expense would have been approximately $11,121,000 or 22% of total revenues, had the accounting change in amortization of videocassettes not been made. The effect of the change for recognizing salvage value of base stock and the effect of the application of the new method of amortizing videocassette copies in excess of the base stock to May 1, 1995, had the impact, in total, of increasing amortization expense by $2,773,000 and decreasing income from continuing operations and net income by $1,604,000 or $.15 per share, for fiscal 1996, after the effect of income taxes $1,169,000.

     Selling, general and administrative. Selling, general and administrative expenses were approximately $5,362,000 and $2,223,000, or 10.6% and 24.6% of total revenues for fiscal 1996 and 1995, respectively. The increase of approximately $3,139,000 was primarily due to adding management personnel and administrative staff to support the company's growth and related expenditures. The decrease as a percentage of total revenues was due to the increases in total revenues without a proportional increase in corporate overhead.

     Cost of product sales. Cost of product sales was approximately $1,880,000 and $136,000, or 3.7% and 1.5% of total revenues for fiscal 1996 and 1995, respectively. The cost of product sales as a percentage of total product sales revenue was approximately 55.0% and 51.1% for fiscal 1996 and 1995, respectively. The increase in the cost of product sales as a percentage of total product sales was primarily the result of a different mix of products sold in video stores acquired during the period and the sale of inventory and fixtures to franchisees which generally provide smaller margins.

     Amortization of goodwill. Amortization of goodwill was approximately $1,072,000 and $83,000, or 2.1% and 0.9% of total revenues for fiscal 1996 and 1995, respectively. The increase was primarily attributable to the increase in goodwill associated with the continued acquisitions of video stores during fiscal 1996.

     Interest expense. Interest expense was approximately $232,000 and $194,000, or 0.5% and 2.1% of total revenues for fiscal 1996 and 1995, respectively. The increase of $38,000 was primarily attributable to interest on debt incurred or assumed from the video stores acquired during the period and interest on borrowings under the company's bank line of credit.

     Other income. Other income was approximately $548,000 and $155,000, or 1.1% and 1.7% of total revenues for fiscal 1996 and 1995, respectively. The increase of $393,000 was primarily due to interest earned on approximately $7,200,000 of net proceeds from the April 7, 1995 public offering, interest earned on approximately $28,414,000 of net proceeds from the exercise of the Class A Warrants prior to their use for acquisitions and interest earned on notes receivable from related parties.

  Liquidity and Capital Resources

     Video Update has funded its operations to date through cash from operations, the proceeds of prior equity and debt offerings, borrowings under bank facilities, trade credit and equipment leases. Video Update's principal capital requirements are for the opening and build out of new superstores, the purchase of videocassette rental inventory, and the acquisition of existing stores each of which varies based on market conditions and expansion plans.

     At October 31, 1997, Video Update had cash and cash equivalents of approximately $96,000. Video Update uses an unclassified balance sheet in its financial statements, and as a result, does not classify its assets or liabilities as current or noncurrent. If Video Update were to use a classified balance sheet, a portion of videocassette rental inventories would be classified as noncurrent because they are not assets that are reasonably expected to be completely realized in cash or sold in one year. The acquisition cost of these inventories, however, would be reflected in current liabilities. Video Update believes that classification of videocassette rental inventories as noncurrent assets would be misleading because it would not indicate the level of assets expected to be converted into cash in the next year as a result of rentals or sales of these videocassettes.

     For the six months ended October 31, 1997 net cash provided by operating activities was approximately $24,570,000. Net cash used in investment activities was approximately $38,869,000 consisting primarily of approximately $11,343,000 for new and remodeled stores, and conversion costs associated with acquired stores, and approximately $26,799,000 for the purchase of videocassette inventory for existing and new stores. Net cash generated from financing activities was approximately $11,971,000 resulting primarily from proceeds under Video Update's bank line of credit.

     In February 1997, a syndicate led by Bank of America National Trust and Savings Association (successor by merger to "Bank of America Illinois") extended a $60 million revolving credit facility (as amended, the "Line of Credit") to Video Update, with amounts borrowed thereunder bearing interest at variable rates based on the Federal Funds rate or the Eurodollar rate. The Line of Credit is convertible into a two-year term loan if it is not renewed or restructured on or before February 1998. As of October 31, 1997, approximately $32,000,000 was outstanding under the Line of Credit, bearing interest at 8.4% to 9.3%. During the term of the Line of Credit and thereafter to the extent any amounts are outstanding under the Line of Credit, Video Update is subject to various restrictive covenants, including limitations on further indebtedness, other than trade credit and capital or operating leases, and requirements that Video Update obtain written consent for certain acquisitions of new businesses or their assets (excluding new superstore openings) or entering into business combinations, including mergers, syndicates or joint ventures. The Line of Credit also restricts the amount and terms of debt that may be issued to sellers of acquired businesses and requires that Video Update maintain certain cash flow ratios as well as certain ratios of total liabilities to tangible net worth.

     For the remainder of the current fiscal year, management currently expects to focus on maximizing the operating efficiencies of its existing and previously acquired locations and on completing the build out of new stores in locations for which Video Update has signed lease commitments, rather than on aggressively expanding with new superstores in additional metropolitan areas where it does not presently have locations. Video Update expects to fund its short-term capital needs, including the purchase of videocassette rental inventory and the build out of new stores, primarily through cash from operations, trade credit, and borrowings under the Line of Credit, if available (subject to Video Update's maintenance of certain cash flow and tangible net worth ratios). No assurances can be given that Video Update will not require additional sources of financing as a result of store openings or build outs currently in progress, disappointing operating results, unavailability under or non-renewal of the Line of Credit as a result of such operating results, or unanticipated cash needs or opportunities. Moreover, no assurances can be given that such additional funds will be available on satisfactory terms, if at all. If Video Update is unable to obtain such additional financing, Video Update may be required to reduce its overall expenditures and Video Update's ability to maintain or expand its current level of operations could be materially and adversely affected.

     In addition, in July 1997, Video Update announced it had entered into an agreement to acquire Moovies in the Merger. The Merger is subject to stockholder approval of both companies, and is anticipated to be completed some time in early calendar 1998.

     In connection with the Merger, Video Update has retained Banque Paribas (the "Bank") to seek credit approval to underwrite a senior credit facility to be made available by it and several other lenders (the "Syndicated Lenders") aggregating up to $125,000,000 (a "Senior Facility") of which approximately

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

$100,000,000 will be available as term loans and approximately $25,000,000 will be available as a capital expenditure facility and/or line of credit. The arrangement is not a commitment letter from the Bank and the Bank has not given any assurances, or made any representations, that any commitment will be obtained or provided. Moreover, if a commitment is provided, it may not be for the entire Senior Facility and, under such circumstances, such commitment will be conditioned upon obtaining commitments from other financial institutions for the remainder of the Senior Facility. In addition, any such commitment (whether for all or any portion of the Senior Facility) would be subject to a variety of preconditions, including, without limitation, no material adverse change in the business, property, assets, accounting treatment, liabilities, condition (financial or otherwise) or prospects of Video Update and its subsidiaries taken as a whole or in the financial, banking or capital markets for senior syndicated debt financings for leveraged transactions generally. Any commitment would also be subject to the negotiation, execution and delivery of definitive credit documentation. No assurances can be given that a commitment letter will be obtained, that all of the preconditions set forth in the commitment letter will be satisfied, or that definitive agreements will be executed at the Effective Time. The approval of each of Video Update's and Moovies' current bank lenders is a condition to consummation of the Merger Agreement. Such approvals are not likely to be obtained unless and until the Senior Facility (or a similar facility) becomes effective. Accordingly, if definitive agreements for the Senior Facility (or a similar facility), are not executed at or prior to the Effective Time, the Merger Agreement will not be consummated.

     If the Senior Facility becomes effective, Video Update expects that the proceeds of the Senior Facility will be used to (i) refinance approximately $34,000,000 of current outstanding indebtedness of Video Update under the Line of Credit, (ii) refinance approximately $50,000,000 of indebtedness of Moovies under Moovies' existing bank credit agreement, (iii) pay transaction fees and expenses relating to the Merger of approximately $11,000,000, (iv) fund new store openings and/or additional acquisitions following the closing of the Merger and (v) fund conversion and integration costs of approximately $10,000,000 following the Merger. If the Senior Facility (or a similar facility) becomes effective on the terms set forth in the retainer letter with the Bank, the Senior Facility is expected to bear interest at variable rates based on the "base rate" (i.e., the higher of the federal funds rate plus 1/2 of 1% or the prime commercial lending rate) or the interbank Eurodollar rate (approximately
8 1/2%, and 5 1/4% per annum as of January 20, 1998), respectively plus an applicable margin rate that could range from 2% to 3 3/4%. In addition, the Senior Facility (or a similar facility) is expected to include negative, affirmative and financial covenants customarily found in the Syndicated Lenders' loan agreements for similar financings and others deemed by such lenders to be appropriate to this transaction, including, but not limited to, minimum pretax earnings, minimum free cash flow, minimum net worth, maximum indebtedness, maximum leverage, minimum fixed charge coverage, a prohibition or restriction on capital expenditures, debt and guarantees, liens and encumbrances on any property, mergers, consolidations, investments, advances, diversitures, change of business or conduct of business, joint ventures, partnerships, the creation of new subsidiaries, dividends, distributions, repurchases or redemptions of outstanding stock (including options or warrants), the voluntary prepayment, repurchase redemption or defeasance of debt, and the acquisition, sale or transfer, lease or sale-leaseback of assets. The Senior Facility (or a similar facility) is expected to involve a pledge of substantially all of Video Update's and its subsidiaries' assets to secure its obligations thereunder. The closing of the Merger is not specifically contingent on the expected terms of the Senior Facility, but rather is contingent upon approval of the present primary lenders to Video Update and Moovies. Accordingly, if such approvals can be obtained, the Merger may close, even if the funds utilized to pay the current lenders are available only on somewhat different terms.

     If the Senior Facility (or a similar facility) becomes effective and if Video Update is unable to maintain its current level of operations after the Effective Time, it will be required to reduce its overall expenditures and expansion plans to comply with the covenants and requirements of the Senior Facility (or such similar facility). Additionally, any failure by Video Update to maintain its level of operations within the covenants and requirements of the Senior Facility (or similar facility) could cause Video Update to be in default thereunder, allowing the Syndicated Lenders (or other lenders) to take legal action against Video Update, including but not limited to, the immediate acceleration of payment of borrowed funds, which could materially and adversely affect Video Update's operations. The immediate acceleration of debt thereunder or the lack of further borrowing capacity, in whole or in part, would have a material adverse effect on Video Update's operations and financial condition.

     Video Update expects that its cash and cash equivalents, when combined with those of Moovies and funds available under the Senior Facility (or a similar facility), will be sufficient to fund the planned store openings and other operating cash needs of Video Update for at least the next twelve months following the Merger. However, no assurance can be given that Video Update will not require additional sources of financing prior to such time, as a result of unanticipated cash needs or opportunities, an expanded growth strategy or disappointing operating results. No assurance can be given that the additional funds required, whether within the next twelve months or thereafter, will be available on satisfactory terms, if at all.

     In connection with the signing of the Merger Agreement, Video Update also has executed an agreement (the "Rentrak Agreement") with Rentral Corporation ("Rentrak"), a distributor of prerecorded video-cassettes and other media, which agreement will be effective only upon the closing of the Merger. Under the Rentrak Agreement, Video Update will be obligated to obtain a minimum annual dollar amount of new release titles from Rentrak. The minimum dollar amount is subject to increase or decrease depending on Video Update's gross revenues from video sales/rentals and the number of major studios participating in Rentrak.

     Under the Rentrak Agreement, Video Update would choose which stores offer a title from Rentrak, but if a store obtains a copy of a new release title from Rentrak it would have to obtain all copies of that title from Rentrak. Video Update believes that Rentrak could be a cost effective source for larger orders of an individual title. Using Rentrak could enable Video Update to order larger numbers of copies of a particular title to satisfy customer demand than would be cost-effective if the copies were purchased for rental. When Video Update chooses to offer a title under the Rentrak Agreement a minimum number of copies for each store is often established by Rentrak based on prior experience with similar titles. Video Update expects to be able to obtain a wide variety of titles under the Rentrak Agreement because Rentrak has a supplier relationship with three of the six largest studios.

     To obtain the full benefits of the Rentrak Agreement, Video Update must correctly identify the new release and other titles that it should lease from Rentrak and the stores that should receive them. To the extent that Video Update obtains new releases or other video products from Rentrak for too many or the wrong stores, Video Update's operations and profits could be adversely affected. No assurances can be given that Video Update will be effective in using Rentrak as a supplier under the Rentrak Agreement to achieve its intended results. See "Video Update, Inc. -- Business -- Suppliers."

     Video Update has promissory notes (the "Recourse Notes") from Video Update's Chief Executive Officer and from the President for approximately $2,004,000 and $1,114,000, respectively, including accrued interest through October 31, 1997. The Recourse Notes were issued by the executives upon their exercise in August 1995 of 420,000 options granted to them under the Stock Option Plans in May 1995 at an exercise price of $4.3125, the fair market value of the stock on the date options were granted. The Recourse Notes represent the total exercise price of such options plus amounts advanced by Video Update to such executives to satisfy then anticipated tax liabilities. The Recourse Notes, which provide for full recourse against the respective officer's personal assets and Video Update stockholdings, are due and payable in October 1999, and accrue interest at 8% per annum. In the event that the obligors sell shares of Video Update's stock, the net proceeds thereof will be applied to payment, in part or in full, of the Recourse Notes.

     In addition, as of October 31, 1997, Video Update has a note receivable from the President of Video Update for approximately $32,000 which accrues interest at 8% per annum and is expected to be due November 1998, subject to board approval. The note represents advances from Video Update to the President from January 1994 to April 1994, together with accrued interest.

     In connection with three acquisitions in which Video Update has issued an aggregate of 594,506 shares of Class A Common Stock in fiscal 1996 and 1997, Video Update may be obligated to make deficiency payments to such sellers equal to the difference between the guaranteed price of $7.00 to $15.00 for each share issued, and the actual market price obtained for such shares as of specified dates between July 1996 and October 1998. The remaining deficiency payments are estimated to be approximately $2,680,000 based on the closing stock price of $3.125 at October 31, 1997. Video Update has the option of satisfying approximately $1,220,000 of this liability at October 31, 1997 through the issuance of additional shares of Class A Common Stock.

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

Video Update is currently disputing whether any deficiency payment is due with respect to 239,163 shares held by a seller in one of the acquisitions; the seller is claiming a deficiency payment based on proceeds from the sale of Class A Common Stock during the six month period of March 1996 to September 1996.

     Video Update generally does not offer lines of credit or guarantees for the obligations of its franchisees, although on occasion, Video Update has made short term loans to current franchisees. Video Update intends to evaluate the possibility of providing loans or limited guarantees for certain franchisee obligations, which in the aggregate are not expected to be material to Video Update's financial condition.

     Substantially all company-owned stores are in leased premises, except for three stores that are located on premises owned by Video Update. Video Update expects that most future stores will occupy leased premises.

     Reference to Private Securities Litigation Reform Act: Statements made by Video Update that are not historical facts are forward looking statements that involve risks and uncertainties. Actual results could differ materially from those expressed or implied in forward looking statements. All such forward looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Important factors that could cause financial performance to differ materially from past results and from those expressed or implied in this document include, without limitation, the risks of acquisition of businesses (including limited knowledge of the businesses acquired and misrepresentations by sellers), including the proposed acquisition of Moovies, changes in business strategy or development plans, new store openings, availability of products, availability of financing, competition, management, ability to manage growth, loss of customers, weather (particularly on weekends and holidays), consumer acceptance of new release videocassette titles, and a variety of other factors. The obligations of Video Update and Moovies to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite approvals of the stockholders of Video Update and Moovies, obtaining consents under the respective bank credit agreements of Video Update and Moovies, obtaining adequate financing, obtaining requisite regulatory approvals and the continuing accuracy, in all material respects, as of the effective time of the Merger, of the representations and warranties made by Video Update and Moovies in the Merger Agreement. No assurance can be given that these conditions will be satisfied or waived or that the Merger will be consummated on a timely basis, if at all.

  Inflation

     To date, inflation has not had a material effect on Video Update's business. Video Update anticipates that its business will be affected by general economic trends. Although Video Update has not operated during a period of high inflation, it believes that it would generally be able to pass increased costs resulting from inflation on to customers.

  Seasonality and Quarterly Fluctuations

     The video rental industry generally experiences revenue declines in April and May, due in part to the change to Daylight Savings Time and to improved weather, and in September and October, due in part to school openings and the introduction of new network and cable television programs.

     The company's video rental business may be affected by other factors, including acquisitions by the company of existing video stores, additional and existing competition, marketing programs, weather, special or unusual events, variations in the number of superstore openings, and other factors that may affect retailers in general.

     Video Update depends significantly on availability and consumer acceptance of new release videocassette titles available for rental. To the extent that available new release titles fail to stimulate consumer interest and retail traffic, operating results could be materially adversely affected.

     The foregoing discussion of the financial condition and results of operations should be read in conjunction with the company's financial statements and notes thereto appearing elsewhere herein.

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

                                 MOOVIES, INC.

BUSINESS

     The information in this section pertains to the business of Moovies as it is currently conducted without giving effect to the Merger.

  General

     As of January 20, 1998, Moovies operated 267 video specialty superstores and 39 franchised stores located in South Carolina, North Carolina, Georgia, Tennessee, Virginia, Ohio, New Jersey, New York, Connecticut, Pennsylvania, Iowa, Colorado, Minnesota, Wisconsin, South Dakota, Nebraska, Michigan, Texas, Florida, Kentucky and Louisiana. Moovies' stores rent and sell a wide range of videos and video games, rent video players and video game equipment and sell video accessories such as blank cassettes, cleaning equipment and a variety of confectionery items.

     Tonight's Feature Limited Partnership II, Moovies' predecessor (the "Predecessor"), opened its first store in 1989 and in 1992 introduced the Moovies superstore format. Moovies was incorporated in November 1994 for the purpose of entering into agreements to acquire video specialty stores and consummating an initial public offering of stock. In June 1995, Moovies entered into definitive acquisition agreements with nine selling groups to acquire 76 video specialty stores (the "Initial Acquisitions") located in Georgia, Virginia, New Jersey, North Carolina, Ohio, New York, Connecticut and Pennsylvania. Concurrently with the completion of its initial public offering in August 1995, the Predecessor's corporate general partner was merged into Moovies and the Initial Acquisitions were consummated. From Moovies' initial public offering through September 30, 1997, Moovies acquired 99 additional video specialty stores and 39 franchise stores in ten separate acquisitions (the "Subsequent Acquisitions") (the Initial Acquisitions and the Subsequent Acquisitions collectively, the "Acquisitions").

  Business and Expansion Strategy

     The key elements of Moovies' business and expansion strategy are as follows:

     Superstores. Superstores are defined in publicly available published reports ("Industry Reports") on the video store industry by independent parties as stores carrying 7,500 or more rental units. Moovies believes that the superstore format is generally the most profitable store format. All of Moovies-owned stores are superstores. The most significant advantages of the superstore format include the following:

     - A broader selection of titles and greater availability of new releases, which generate increased customer traffic;

     - Sufficient floor space to develop categories and themes and to create an entertaining environment; and

     - Reduced labor costs (Moovies' highest operating expense) as a percentage of revenues.

     Moovies management believes these characteristics generally enable superstores to produce revenues and profit levels sufficient to justify paying the generally higher lease rates of preferred store locations.

     Customer Service. Moovies seeks to provide a high level of customer service at each of its stores. Moovies offers a broad selection of new releases and catalog product and is committed to offering more copies of the newest releases than many of its competitors. In addition, Moovies provides customers with personalized attention and offers special, customer-oriented programs like "Reservations Accepted" and "Kids Rent Free." Moovies strives to maintain a fun, family-oriented environment in all of its stores.

     Geographic Concentration. Moovies prefers to concentrate its new store openings and activities in the areas in which other Moovies stores are located to maximize operating efficiencies. Moovies believes that a geographic concentration allows Moovies to more easily monitor store operations through its area management structure and to achieve operating efficiencies in inventory management, marketing, distribution, training and store supervision. Moovies will move to a new geographic area when it sees an opportunity to be a

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

top competitor in a particular market. A key benefit to operating multiple stores in a single geographic market is Moovies' ability to receive relatively large aggregate cooperative advertising credits from its distributors and use them more efficiently than smaller competitors. Moovies receives cooperative advertising credits for each store it operates, and by operating multiple stores in a single geographic market, Moovies can more effectively use cooperative advertising credits to maximize the impact of its advertising.

     New Store Development. Historically, Moovies' capital expenditures have focused on opening new stores and relocating or upgrading certain existing stores. In May 1997, Moovies reassessed its new store development program and reduced the number of new stores expected to be opened during 1997. Moovies opened 4 new stores during the third quarter of 1997 and 33 during 1997. Because of reduced revenues and related cash flows from operations and the recently announced Merger Agreement, Moovies has further reduced its new store development plans and currently expects that it will open no additional video superstores through the first quarter of 1998.

  Moovies Stores

     The following table provides geographic information about the number of existing stores in each state as of January 20, 1998. In addition to these company-owned stores, Moovies also has 39 franchised stores in Kentucky, Texas, Florida and Louisiana.

                                    STATE                          NUMBER OF STORES
            -----------------------------------------------------  ----------------
            North Carolina.......................................          39
            South Carolina.......................................          35
            Georgia..............................................          33
            Virginia.............................................          27
            Ohio.................................................          26
            Michigan.............................................          20
            Iowa.................................................          20
            Pennsylvania.........................................          17
            New York.............................................          12
            Colorado.............................................           9
            New Jersey...........................................           5
            Minnesota............................................           5
            South Dakota.........................................           5
            Wisconsin............................................           5
            Nebraska.............................................           4
            Connecticut..........................................           3
            Tennessee............................................           2
                                                                          ---
                 Total...........................................         267
                                                                          ===

     Moovies' management structure is designed to enhance the overall performance of Moovies' video specialty stores by providing more consistent and supportive supervision of store operations. Moovies' operations are divided into seven areas, each of which has an area manager and district managers responsible for store operations within the region. Each of Moovies' stores is managed by a full time store director, who typically has one assistant store director.

     Management believes that the concentration of Moovies' stores in clusters enhances Moovies' control of its store operations and enables Moovies to respond more quickly to changing market conditions. Because Moovies' stores are geographically concentrated, area managers typically visit stores within their respective areas at least twice a month. These visits are made to ensure adherence to Company-specified operating standards and to discern current market information. In addition, area managers meet on a regular basis with senior management at Moovies' headquarters to discuss their operations. Moovies believes that these meetings facilitate prompt decision-making and enable Moovies to respond rapidly to changing market conditions and consumer demand.

     In choosing new store sites, Moovies considers such factors as convenience to residential neighborhoods, visibility, access, traffic volume and consumer demographics, regardless of the proximity of competing video specialty stores. Moovies superstores are generally located in trade areas with populations of more than 15,000, such as suburbs of metropolitan markets. Moovies' stores generally are located in stand-alone sites or strip shopping centers for heightened visibility, with a preference for end-cap locations. Moovies' stores range in size from approximately 2,000 to 13,100 square feet, with an average size of approximately 5,800 square feet. Most of the stores are leased pursuant to leases with terms ranging from one to fifteen years and varying renewal options. Moovies is responsible for taxes, insurance and utilities under most of these leases. Generally, Moovies' stores are open seven days a week, from 10:00 a.m. to 11:00 p.m.

  Acquisitions

     Concurrently with the completion of its initial public offering in August 1995, Moovies purchased substantially all of the assets, assumed certain liabilities and acquired the business of 76 video specialty stores.

     Subsequent to the initial public offering, Moovies acquired 48 additional stores in 1995. These stores were acquired in six separate merger and asset purchase transactions. Aggregate consideration for the six acquisitions was approximately $22.1 million, including the issuance of approximately $5.9 million in notes payable and the issuance of approximately 842,000 shares of common stock.

     In March 1996, Moovies acquired the "Showtime Video" chain of five stores in an asset purchase transaction for aggregate consideration of approximately $400,000 in cash and a $1.9 million note payable. Moovies paid the cash portion of the consideration and repaid the note in April 1996 with borrowings under its line of credit. Showtime operated five stores in northeastern Colorado.

     In July 1996, Moovies acquired the "Premiere Video" chain of 23 stores in an asset purchase transaction for aggregate consideration of approximately $8.9 million in cash and a $2.6 million note payable. Moovies paid the cash portion of the consideration with proceeds from its public offering of common stock completed in July 1996. The note was repaid in January 1997 with borrowings under Moovies' line of credit. Premiere operated stores located in Iowa, Wisconsin, South Dakota, Minnesota and Nebraska.

     In November 1996, Moovies acquired two stores from "Stop & Shop" in an asset purchase transaction for aggregate consideration of approximately $590,000 in cash which Moovies paid with borrowings under its line of credit. Stop & Shop operated both stores in Connecticut.

     In March 1997, Moovies acquired the "Movie Warehouse" chain of 21 video specialty stores and 43 franchised stores in an asset purchase transaction for aggregate consideration of approximately $9.6 million in cash, common stock, and a note payable. The cash portion of the consideration was paid with borrowings under Moovies' senior credit facility. The 21 video specialty stores are located in the greater Detroit, Michigan area and the 43 franchised stores are located in Kentucky, Florida, Texas and Louisiana.

  Merchandising

     A typical Company superstore carries a broad selection of new release titles (videos released in the last 12 months) and approximately 5,000 catalog titles (generally, videos in release for over 12 months). Each store has a few special interest titles, covering subjects such as sports, exercise and education, which are selected by management to appeal to the customer base in the particular store's market area. Moovies are listed and displayed alphabetically within each category. In 1996, approximately 85% of Moovies' net revenues were derived from the rental of videos and video games. In 1996, approximately 15% of Moovies' net revenues were derived from the sale of videos, including previously rented videos, video games and other products.

     As of January 20, 1998, 248 stores were operated under the Moovies name and logo which has allowed Moovies to begin developing a brand awareness among its customers. The Moovies stores feature distinctive signs and colorful awnings on the store's exterior and interior. The brightly lit interiors prominently display large signs which promote Moovies' signature attributes of "Reservations Accepted" and "Kids Rent Free." "Moo Releases" (new releases) are displayed alphabetically along the perimeter of each store for easier selection by customers. Other features of the stores include television monitors which preview coming attractions, a customer courtesy phone and large category signs which direct customers to their preferred titles.

     Moovies generally has one night rental for all new releases for the first 90 days after release and a three day, two night rental term for new releases thereafter and catalog titles, but has been testing a one night rental term and may change to a one night term in selected markets based upon the results of these tests. While Moovies is committed to offering more copies of popular new releases than its competitors, Moovies also believes that these rental terms tend to keep new releases readily available. In the case of a major box office hit offered for rental, Moovies typically orders 20 to 40 copies of that title for each store and may order as many as 150 copies for a single store. For each superstore, Moovies bases the selection and quantity of videos on demographic data for the region or neighborhood in which the store is located, as well as the past or projected performance of that store. Moovies assesses late fees for videos returned beyond the initial term.

  Suppliers

     The video inventory in each of Moovies' stores consists of catalog and new release titles, which it either purchases or rents. Moovies purchases approximately 80% of its new release videos and all of its catalog videos directly from video wholesalers. Moovies purchases from such wholesalers rather than directly from movie studios because Moovies believes that the cost savings of direct purchases would not offset the expense to Moovies of establishing its own distribution system. Currently, the typical cost of new release videos purchased by Moovies is approximately $60 to $67 for titles Moovies will rent and $12 to $15 for titles acquired for immediate resale as well as for rental. Catalog titles also typically cost less than $10. Moovies has one primary supplier, Baker & Taylor Entertainment, a division of Baker & Taylor ("BTE") to fulfill the majority of its new release titles. Moovies believes that if its relationships with its primary suppliers are terminated, Moovies could obtain videos from other suppliers at prices and on terms comparable to those available from its current suppliers.

     Moovies also rents new release titles under revenue sharing arrangements. Moovies presently spends approximately 20% of its new release budget to obtain new releases from Rentrak pursuant to a long-term revenue sharing agreement. Under this agreement, Moovies is obligated to obtain a minimum annual dollar amount of new release titles from Rentrak. Moovies may choose which stores offer a title from Rentrak, but if a store obtains a copy of a new release title from Rentrak it must obtain all copies of that title from Rentrak. Moovies believes that Rentrak is often a more cost effective source for larger orders of an individual title and typically chooses to use Rentrak titles in newly opened stores or stores with significant competition in order to build customer traffic. Using Rentrak enables Moovies to order larger numbers (often three times as many) of copies of a particular title to satisfy customer demand than would be cost-effective if the copies were purchased for rental and allows Moovies to order a large number of copies for certain stores to meet most of the heavy initial demand that exists during the first few weekends after a title's release. When Moovies chooses to offer a title under the Rentrak agreement a minimum number of copies for each store is often established by Rentrak based on prior experience with similar titles. Moovies believes that these minimum order requirements have not been burdensome since it typically orders large numbers of copies when it chooses a Rentrak title. Moovies is able to obtain a wide variety of titles under this agreement since Rentrak has a supplier relationship with three of the six largest studios.

     During the revenue sharing period, which is generally one year (but does not exceed two years) per title, the movie studio retains ownership of the video and Moovies shares the rental revenue with Rentrak rather than purchasing the video for a fixed cost. In addition, Moovies must make an initial payment in the form of a handling charge of from $8 to $10 per video obtained pursuant to this agreement. At the end of the revenue sharing period for a title, Moovies has the option to purchase the copies of that title, generally for less than $5 per copy. Revenue sharing reduces the risk that Moovies will be unable to recover the acquisition cost of a video through rental revenue before the popularity of the title declines significantly. In order to obtain the full benefits of the Rentrak revenue sharing arrangement, Moovies must correctly identify the new release titles that it should lease from Rentrak and the stores which should receive them. Because Moovies' percentage

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

share of revenue under the Rentrak agreement is fixed, to the extent that Moovies obtains new release videos from Rentrak for too many or the wrong stores, Moovies' profits may be adversely affected.

  Marketing and Advertising

     Moovies markets its stores and merchandise through radio and direct mail and to a lesser extent through television and newspaper advertising, discount coupons and promotional materials. Moovies also publishes a proprietary monthly video guide designed to help customers determine what videos to watch. The cost of these activities is primarily funded through advertising allowances and market development funds that Moovies receives from its video wholesale suppliers. In addition, Moovies benefits from the advertising and marketing of studios and theaters in connection with their efforts to promote films and increase box office revenues. Moovies' advertising primarily emphasizes two of Moovies' signature attributes, "Reservations Accepted" and "Kids Rent Free," which are designed to increase customer loyalty and differentiate Moovies from its competitors. Advertising also promotes the stores' large selection of videos, customer service and value, as well as Moovies' family orientation.

  Inventory

     Moovies aggressively manages its store inventory. In each of its markets, management seeks to maintain the largest selection of new releases and catalog product that is consistent with longterm store profitability. Buying decisions are made centrally and are based on the size of the active customer base, new release dates, box office results, industry newsletters and management's knowledge of the popularity of certain types of movies in its markets. Moovies believes that centralized buying allows it to obtain better volume discounts. Rentals are monitored on a daily basis in each store, enabling Moovies to reallocate videos and video games among stores to respond to customer demand and enhance profitability.

  Management Information Systems

     Moovies has installed a management information system ("MIS") in all of its company owned stores. The MIS uses a point-of-sale ("POS") computer located at each store that records all rental and sale information upon customer checkout using scanned bar code information and updates such information when the videos and video games are returned. This POS system is tied to a computerized information system at the corporate offices. Moovies believes data generated by the MIS helps management monitor store operations and inventory more effectively and at lower cost than the previous systems. Moovies also believes its ability to review rental history by title and location assists it in making purchasing decisions with respect to new releases. The MIS also enables Moovies to perform its periodic physical inventory using bar code recognition, which is more efficient, more accurate and less costly than a manual count.

  Employees

     As of January 20, 1998, Moovies employed 2,994 persons, of whom 760 were employed on a full-time basis. None of Moovies' employees are represented by a labor union, and Moovies believes that its relations with its employees are good.

  Intellectual Property

     Moovies owns a number of trademarks and service marks that have been registered with the United States Patent and Trademark Office, including MOOVIES(R). Moovies considers its intellectual property rights to be an important part of its business.

  Properties

     All of Moovies' stores are leased pursuant to leases with terms ranging from one to fifteen years, with varying option renewal periods and which range from 2,000 to 13,000 square feet. Moovies anticipates that future stores will also be located on leased premises.

     Moovies leases its corporate headquarters located at 201 Brookfield Parkway, Greenville, South Carolina. This facility consists of an aggregate of approximately 20,000 square feet of office space.

  Legal Proceedings

     Moovies is not currently involved in legal proceedings that management believes would be reasonably likely to have a material adverse effect on Moovies financial condition or results of operations.

  Competition and Technological Obsolescence

     The video retail industry is highly competitive. Moovies' stores compete with other video specialty stores, including stores operated by regional and national chains, such as Blockbuster Entertainment Corporation ("Blockbuster"), and with other businesses offering videos and video games, such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. Some of Moovies' competitors, including Blockbuster, have significantly greater financial and marketing resources, market share and name recognition than Moovies. In addition, Moovies stores compete with other leisure-time activities, including movie theaters, network and cable television, live theater, sporting events and family entertainment centers. However, many of these have a higher per-person cost than the rental of a video.

     Moovies believes the principal competitive factors among participants in the video retail industry are store location and visibility, title selection, the number of copies of each new release available and customer service. While Moovies does not believe that price is a significant competitive factor among video retailers, Moovies believes that price is a significant factor relative to competition with movie theaters and other forms of entertainment. Moovies' goal is to generally offer a high level of service and more titles and more copies of new releases than its competitors.

     Moovies' stores also compete with Pay-Per-View cable television systems ("Pay-Per-View"), in which home subscribers pay a fee to see a movie selected by the subscriber. Existing Pay-Per-View services offer a limited number of channels and movies and are generally available only to households with a converter to unscramble incoming signals. Recently developed technologies, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets as frequently as every five minutes, and are referred to as "Near Video-on-Demand." These technologies, by providing alternatives to home video rentals and purchases, could have a material adverse effect on Moovies' business. None of these technologies, however, currently have penetration in the consumer market as high as the 80% penetration of the VCR nor currently represent as large a percentage of revenue to the movie studios as video specialty stores. Over the long term, further improvement in these technologies could lead to the availability of a broad selection of movies to consumers on demand, referred to as "Video-on-Demand," at a price which is competitive with the price of video rentals, which could have a material adverse effect on Moovies' financial condition and results of operations. Technological advances or changes in the manner in which movies are marketed, including the earlier release of movie titles to cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on the business of Moovies and on Moovies' financial condition and results of operations.

  Franchise Operations

     Moovies' franchise operation currently consists of 39 stores ("Franchise Stores") which operate under the "Movie Warehouse" logo and format. Moovies acquired the franchisor rights with respect to the Franchise Stores in the Movie Warehouse acquisition in March 1997. Moovies does not currently intend to franchise any additional superstores or convert the Franchise Stores to the Moovies format.

     The standard Company franchise agreement in general requires the franchisee to pay Moovies a continuing monthly royalty fee equal to five percent of the franchisee's gross monthly rental revenue, as calculated under the terms of the franchise agreement. The monthly royalty fees are calculated and due from the date that the franchised superstore opens for business. In addition to the royalty payments, the franchisees generally also are required to pay a monthly advertising fee of up to two percent of the franchisee's gross monthly revenue for the preceding month.

     Fees from the Franchise Stores have represented less than 5% of Moovies' total revenues since they were acquired. Moovies does not consider the franchise operations to be a material segment of its overall operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Moovies Common Stock as of January 19, 1998 by (i) each stockholder known by Moovies to own beneficially more than 5% of the outstanding shares of Moovies Common Stock, (ii) each "named executive officer" (as defined in Item 402 of Regulation S-K under the Securities Act of 1933, as amended) and director of Moovies, and (iii) all directors and executive officers of Moovies as a group.

                     NAME AND ADDRESS OF                        NUMBER OF SHARES      PERCENT OF CLASS
                     BENEFICIAL OWNER(1)                       BENEFICIALLY OWNED       OUTSTANDING
-------------------------------------------------------------  ------------------     ----------------
John L. Taylor...............................................         361,539(2)             2.9%
  Chairman of the Board,
  President and Chief Executive Officer
F. Andrew Mitchell...........................................         221,711(3)             1.8
  Chief Financial Officer, Director
Arthur F. Greeder III,.......................................         351,400(4)             2.8
  Director
Charles D. Way...............................................          24,000(5)               *
  Director
Theodore J. Coburn...........................................         155,000(6)             1.2
  Director
Douglas M. Raines............................................         538,950(7)             4.3
  Director
Michael A. Yeargin...........................................         547,454(7)             4.4
  Director
All executive officers and directors as a group (8
  persons)...................................................       2,238,054(8)            17.7

---------------
*   Ownership represents less than 1% of outstanding shares of Moovies Common
    Stock.

(1) The address of the persons listed below is c/o Moovies, Inc. 201 Brookfield Parkway, Suite 200, Greenville, SC 29607.

(2) Includes 7,400 shares held of record by Mr. Taylor as custodian for minor children.

(3) Includes 2,000 shares held of record by Mr. Mitchell's spouse as custodian for minor children upon consummation of the Merger.

(4) Includes 165,150 shares held jointly with Mr. Greeder's spouse. Includes 5,000 shares which are issuable upon the exercise of currently exercisable options.

(5) Includes 10,000 shares which are issuable upon the exercise of currently exercisable options.

(6) Consists of 155,000 shares which may be purchased upon exercise of a warrant and options that are currently exercisable.

(7) Includes 5,000 shares which are issuable upon the exercise of options that are currently exercisable.

(8) Includes 217,500 shares which may be purchased upon exercise of warrants and options that are currently exercisable. All such options and warrants will become immediately exercisable upon consummation of the Merger.

CERTAIN EMPLOYMENT AGREEMENTS

     Effective September 1994, Moovies entered into a three-year employment agreement with Mr. Taylor pursuant to which Mr. Taylor serves as President and Chief Executive Officer at an annual base salary of

$200,000 and is eligible for an annual bonus at the discretion of the Board of Directors. The Company also maintains for the benefit of Mr. Taylor a $1.0 million life insurance policy.

     Effective March 1995, Moovies entered into a two-year employment agreement with Mr. Mitchell pursuant to which he serves as Chief Financial Officer at an annual base salary of $200,000. He also received a guaranteed additional payment of $2,000 per month through March 1996. The agreement automatically renews on a year-to-year basis, but it may be terminated at any time by Mr. Mitchell or the Company upon 90-days prior written notice. Upon the expiration or termination of the agreement, except for voluntary termination of employment by Mr. Mitchell or termination for just cause by Moovies, Mr. Mitchell shall be paid severance compensation equal to twelve months base salary plus an amount equal to the average of any aggregate annual cash bonuses received by him during the prior two calendar years of employment (collectively the "Expiration Payment"). Moovies may terminate the agreement without cause if it pays Mr. Mitchell the Expiration Payment. Moovies also maintains a $1.5 million life insurance policy for the benefit of Mr. Mitchell.

     In August 1995, Moovies entered into two-year employment agreements with Messrs. Raines and Yeargin, as Executive Vice President -- Real Estate and Development and as Executive Vice President -- Purchasing, respectively, pursuant to which each was paid a base salary at the annual rate of $150,000 and was eligible for an annual bonus granted at the discretion of the Board of Directors of Moovies. Mr. Raines and Mr. Yeargin each resigned their positions as Executive Vice Presidents and terminated their respective employment agreements in March 1996.

     Each of the above employment agreements contain covenants not to compete within a five-mile radius of Moovies' store locations for a period of two years following termination of employment, except that in the case of Mr. Mitchell such covenants are for a period of one year following termination of employment. Each of the above employment agreements contain nondisclosure provisions that generally provide that the employee will not disclose confidential information or trade secrets of Moovies during the term of the agreement and for one year thereafter.

     Moovies also has entered into severance agreements with each of its executive officers that provide for a severance payment of approximately one, two, two and one-half, or three times (approximately two and one-half times in the case of Messrs. Taylor and Mitchell) the applicable officer's average annual compensation (including salary and bonus) for the prior two years in the event that a "Change in Control" occurs and the officer either resigns or is terminated without cause by Moovies or the Acquiring Company within six months after such Change in Control. All such severance agreements define "Change of Control" as the occurrence of any of the following events:

          (a) any person or entity, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, other than Moovies, a wholly owned subsidiary of Moovies, or any employee benefit plan of Moovies or its subsidiaries, becomes the beneficial owner of Moovies' securities having 51 percent or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election for directors of Moovies; or

          (b) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of Moovies or any successor corporation or entity entitled to vote generally in the election of directors of Moovies or such other corporation or entity after such transaction, are held in the aggregate by holders of Moovies' securities entitled to vote generally in the election of directors of Moovies immediately prior to such transaction; or

          (c) the approval by the stockholders of the Company of a plan of liquidation.

     The approval of the Merger by Video Update and Moovies stockholders will constitute a "Change in Control" within the meaning of these severance agreements, with an aggregate of approximately $3.5 million dollars in severance payments expected thereunder, of which approximately $620,000 will be paid to Mr. Mitchell and approximately $348,000 will be paid to Mr. Reynolds. See "The Merger -- Interests of Certain Persons in the Merger -- Employment and Severance Agreements."

     Moovies also INTENDS TO award stay-on bonuses aggregating approximately $550,000 to certain employees who are not otherwise entitled to change in control or severance payments, as an incentive for such employees to continue their employment through the Effective Time.

     In addition, stock option agreements granted to the employees and directors of Moovies, including Messrs. Raines, Yeargin, Coburn, Way and Greeder provide for immediate vesting of the options upon a Change of Control as described above. In July 1997, Moovies amended the option agreements (i) for most options (including all options held by executive officers) to extend the time to exercise such options from 90 days to one year following the date of termination for any reason other than cause, and (ii) for non-employee directors to extend the time to exercise such options from 30 days to one year following termination as a non-employee director; provided that each such amendment is effective only if the applicable employee or non-employee director continues service with Moovies through the Effective Time (as defined in the Merger Agreement).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Overview

     Moovies' predecessor, Tonight's Feature Limited Partnership II (the "Predecessor"), opened its first store in 1989 and in 1992 introduced the Moovies superstore format. Moovies was incorporated in November 1994 for the purpose of entering into agreements to acquire video specialty stores and consummating an initial public offering of stock. In June 1995, Moovies entered into definitive acquisition agreements with nine selling groups to acquire 76 video specialty stores (the "Initial Acquisitions"). Concurrently with the completion of its initial public offering in August 1995, the Predecessor's corporate general partner was merged into Moovies and the Initial Acquisitions were consummated. From Moovies' initial public offering through September 30, 1997, Moovies acquired 99 additional video specialty stores and 43 franchise stores in ten separate acquisitions (the "Subsequent Acquisitions") (the Initial Acquisitions and the Subsequent Acquisitions collectively, the "Acquisitions").

     As of January 20, 1998, Moovies owned and operated 267 video specialty stores, and certain related operations and franchise 39 additional stores. Moovies' revenues consist of rental revenues and product sales revenues. Rental revenues include revenue from rentals of videos, video games, video players and video game machines and extended viewing fees. Product sales revenues are derived from sales of videos and video games, including excess rental inventory, and confectionery and other items.

     Operating costs and expenses include operating expenses, cost of product sales, general and administrative expenses and amortization of goodwill. Operating expenses consist of amortization of videos purchased for rental, fees and lease expense for leased videos and all store expenses, including occupancy, payroll, store opening expenses and direct store promotions expenses.

     Effective January 1, 1996, Moovies adopted an accelerated method of amortizing its videocassette rental inventory. Under this new method, videocassette rental inventory is stated at cost, including the related costs to prepare such videocassettes for rent, and is amortized over its estimated economic life of 36 months, to its estimated salvage value ($6 per videocassette during 1996). All copies of new release videocassettes are amortized on an accelerated basis during their first four months to an average net book value of $15 and then on a straight-line basis to their estimated salvage value of $6 over the next 32 months. All copies of new release videocassettes that are purchased for less than $15 are amortized on a straight-line basis to the estimated salvage value of $6 over 36 months. After the cost of a videocassette is amortized to its salvage value, it remains in inventory at that value until disposed of, at which time the salvage value is recorded as an element of cost of sales.

     The new method of amortization was adopted because Moovies believes accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenue generated following a title's release, that $15 represents a reasonable average carrying value for tapes to be rented or sold after four months and that $6 represents a reasonable salvage value for all tapes after 36 months.

     The new method of amortization has been applied to videocassette rental inventory that was held in inventory at January 1, 1996. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, Moovies recorded $860,000 as a pre-tax charge to operating expense in the first quarter of 1996. The application of the new method of amortizing videocassette rental inventory, including the $860,000 or $0.06 per share charge described above, increased amortization expense for the year ended December 31, 1996 by approximately $2.9 million and reduced net income by approximately $1.7 million and earnings per share by $0.17.

     Prior to 1996, videos purchased by Moovies for rental to its customers were stated at cost and amortized over their estimated economic lives with no provision for salvage value. Catalog titles, together with related processing costs to prepare them for rental, were amortized over 36 months on a straight-line basis. New release videos were amortized as follows: the first through third copies of each title per store were amortized as catalog titles; the fourth through ninth copies of each title per store were amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store were amortized over nine months on a straight-line basis.

     Moovies presently spends approximately 20% of its new release budget to obtain new releases from Rentrak. Under its agreement with Rentrak, pursuant to which Moovies leases videos for rental to its customers, Moovies pays a handling fee of $8 to $10 for each video. During the revenue sharing period, which is generally one year (but does not exceed two years) the movie studio that supplies the video to Rentrak owns the video, and the rental revenues are shared by Rentrak and Moovies on a predetermined basis. Generally, the percentage of rental revenue retained by Moovies is fixed for the first sixty days of the revenue sharing period and is then set at a higher rate for the remainder of the term. Moovies may also sell excess copies of a video title and share the sale proceeds with Rentrak on a predetermined basis. At the end of the revenue sharing period for a video title, Moovies may purchase remaining copies of that title generally for less than $5 per copy. The handling fee per video is amortized on a straight-line basis over the revenue sharing period, and revenue sharing payments are generally expensed when incurred.

     Cost of product sales is comprised of cost of videos sold rather than rented to customers and the cost of confectionery and other products sold in Moovies' stores. The cost of a video is measured at its amortized basis when sold, if previously used as a rental video, or at Moovies' cost if purchased for sell-through, or at a varying basis if a leased product, depending upon when in the revenue sharing period it is sold.

     General and administrative expense is comprised of corporate office expenses, including office equipment and facilities costs, management salaries and benefits, professional fees and all other items of corporate expense.

     Since the stockholders and owners of each of the video chains acquired pursuant to the Initial Acquisitions were considered promoters as defined under Rule 1-02(s) of Regulation S-X and are stockholders who transferred assets and liabilities to Moovies, Inc. in exchange for Common Stock contemporaneously with the initial public offering, Moovies, Inc. recorded the assets and liabilities acquired in the Initial Acquisitions at the historical cost basis of the transferors in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin 48. As a result of recording the acquired assets at their historical cost basis, no goodwill was recorded by Moovies in connection with the Initial Acquisitions. The assets acquired in the Subsequent Acquisitions were recorded under the purchase method of accounting, and the excess of cost over the estimated fair value of the assets acquired of $49.8 million is being amortized over 20 years on a straight-line basis.

  Results of Operations

     The following table sets forth for the periods indicated (i) statement of operations data expressed as a percentage of total revenues and (ii) the number of stores open at the end of each period.

                                                                                     NINE MONTHS
                                                               YEARS ENDED              ENDED
                                                              DECEMBER 31,          SEPTEMBER 30,
                                                         -----------------------    --------------
                                                         1994     1995     1996     1996     1997
                                                         -----    -----    -----    -----    -----
Statement of Operations Data:
Revenues:
  Rental revenues......................................   92.7%    82.4%    84.4%    86.7%    84.7%
  Product sales........................................    7.3     17.6     15.6     13.3     15.3
                                                         -----    -----    -----    -----    -----
          Total........................................  100.0    100.0    100.0    100.0    100.0
Operating costs and expenses:
  Operating expenses...................................   71.1     63.2     70.3     71.3     82.6
  Cost of product sales................................            12.1     10.5      8.3     12.1
  General and administrative...........................   13.9     12.0     11.1     11.8      8.8
  Amortization of goodwill.............................   --        0.6      2.0      2.0      2.2
  Merger related costs.................................   --       --       --       --        0.6
  Restructuring and other charges......................   --       --       --       --       19.1
                                                         -----    -----    -----    -----    -----
          Total........................................   91.3     87.9     93.9     93.4    125.4
                                                         -----    -----    -----    -----    -----
Operating income (loss)................................    8.7     12.1      6.1      6.6    (25.4)
Non-operating expenses.................................   (2.3)    (0.7)    (1.6)    (1.7)    (3.4)
                                                         -----    -----    -----    -----    -----
Income (loss) before income taxes......................    6.4%    11.4%     4.5%     4.9    (28.8)
Number of stores open at end of period.................      9      148      223      164      270

  Nine Months Ended September 30, 1997 to Nine Months Ended September 30, 1996

     Moovies' results of operations for the three and nine months ended September 30, 1997 and 1996, reflect the operations of Moovies and include the results of various acquisitions from and after their acquisition date.

     Revenues. Revenues for the three and nine months ended September 30, 1997 were $27,418,000 and $81,570,000, respectively, compared to revenues of $22,094,000 and $59,694,000 for the same periods in 1996. The increased revenues were a result of the additional 51 stores opened and 23 stores acquired by Moovies subsequent to September 30, 1996. Product sales as a percentage of total revenues were 12.8% and 14.7% for the three and nine months ended September 30, 1997, respectively, compared to 13.4% and 13.3% for the same periods in 1996.

     During the third quarter of 1997, same store revenues declined by approximately 12%. Management believes this decline was principally due to (i) a lack of consumer acceptance of a weaker selection of new release product during 1997, (ii) an increased number of competitive openings in several of Moovies' major markets, and (iii) overall industry softness that began in the first quarter of 1997. Moovies anticipates that its financial results will reflect that same store revenues continued to decline in the quarter ended December 31, 1997 due to the same factors.

     Operating Costs and Expenses. Operating expenses were $26,363,000 and $67,366,000 for the three and nine months ended September 30, 1997 compared to $16,242,000 and $42,580,000 for comparable prior year periods. Operating expenses as a percentage of total revenues were 96.2% and 82.6% for 1997 compared to 73.5% and 71.3% for 1996. The increases primarily reflect the effect of substantially fixed operating expenses on a per store basis being compared to revenue levels that were significantly less than the previous year on a per store basis and higher levels of expenses for new stores as new store revenues have not ramped up to expected levels. In addition, Moovies incurred additional operating expenses related to (i) increased advertising costs, including a direct mail advertising campaign to inactive customers and (ii) increased tape amortization and use of leased product. Management believes that operating expenses as a percentage of revenue improved in the fourth quarter, but that it was higher than the previous year.

     Cost of Product Sales. Cost of product sales increased by $1,584,000 to $3,375,000 and by $4,898,000 to $9,856,000 for the three and nine months ended September 30, 1997. These increases are directly related to the increase in product sales. Cost of product sales as a percentage of product sales were 88.9% and 78.9% for the three and nine months ended September 30, 1997 compared to 60.3% and 62.5% for 1996. The percentage increases are due to the lower margins accepted by Moovies on selected sell-through promotions conducted during the respective periods and the increased sales of previously viewed tapes at substantially reduced margins, which tapes have historically been used to build the rental inventory of new stores. Management believes that Moovies continued to experience margin pressures in the fourth quarter; however, it does expect to see improvement from the third quarter of 1997 results.

     General and Administrative. General and administrative expenses were $2,181,000 and $7,214,000 for the three and nine months ended September 30, 1997, respectively, compared to $2,409,000 and $7,019,000 for the comparable prior year periods. General and administrative expenses were 8.0% and 8.8% of total revenues for the three and nine months ended September 30, 1997, respectively, as compared to 10.9% and 11.8%, respectively, for the same nine months period in 1996. These reduced percentages reflect the additional leverage achieved by Moovies in 1997 as well as the results of the restructuring of Moovies' operations, which started in May 1997. Management believes that general and administrative expenses as a percentage of revenue continued to decline in the fourth quarter.

     Restructuring and Other Charges. During the third quarter of 1997, Moovies began and completed an extensive analysis of its store base performance and adopted a business restructuring plan to close approximately 20 of its stores and eliminate future store growth for at least the next twelve months. Management concluded that certain stores were underperforming, that it was not prudent to continue to operate these locations and that cash from operations and the lack of borrowing capacity would not allow for continued cash outlay for opening additional stores.

     This restructuring plan has resulted in Moovies recording an additional $14.1 million pretax charge for restructuring and other charges in the third quarter of 1997. The components of the charge include approximately (i) $4.8 million in reserves for future cash outlays for lease terminations, miscellaneous closing costs and legal and accounting costs, (ii) $2.8 million in asset write downs associated with the store closings, (iii) $2.9 million in write down of rental inventory previously expected to be transferred to and used in new stores that will now be liquidated, (iv) $2.1 million in write off of store design prototypes and capitalized costs associated with the development of new sites which will not be developed, (v) $1.1 million in reserves for future cash outlays under existing contracts for purchases of fixtures and equipment that were intended to be placed in new stores, and (vi) $400,000 for the closure of Moovies' product management center for new store inventory.

     Interest Expense, net. Interest expense increased to $1,305,000 and $2,756,000 for the three and nine months ended September 30, 1997 from $296,000 and $997,000 for the comparable prior year periods. The increases are related primarily to the increased borrowings under Moovies' Senior Facility which were used to fund acquisitions, additional new store development and operations.

     Income Tax Expense. Income tax benefit for the three and nine months ended September 30, 1997 was $8,394,000 and $9,388,000, respectively, compared to income tax expense for the three and nine months ended September 30, 1996 of $353,000 and $1,155,000, respectively, representing an effective income tax rate of 40% for each period presented.

  Year Ended December 31, 1996 to Year Ended December 31, 1995

     Moovies' results of operations reflect only the operations of the Predecessor's 11 stores for the period from January 1, 1995 to August 8, 1995 and include the results of the various Acquisitions from and after their respective acquisition dates.

     Revenues. Revenues increased $60,625,000, or 245.9%, for 1996 to $85,283,000 compared to revenues of $24,658,000 for 1995. The increased revenues were primarily a result of the additional 50 stores opened and

30 stores acquired by Moovies in 1996 and a full year of operations of Moovies after the Initial Acquisitions. Product sales as a percentage of total revenues decreased to 15.6% for 1996 compared to 17.6% for 1995. This decrease is the result of efforts by Moovies to use leased product in the acquired stores and to use more of its excess rental tapes as inventory in new stores instead of offering such tapes for sale. Same store revenues for the year were basically unchanged.

     Operating Costs and Expenses. Operating expenses increased $44,335,000 to $59,928,000 for 1996 compared to $15,593,000 for 1995. Operating expenses as a percentage of total revenues were 70.3% for 1996 compared to 63.2% for 1995. This increase was the result of (i) the increase in amortization expense for the year related to the change in the tape amortization method, as previously discussed, (ii) the impact of the new stores opened during the year which have not yet reached mature store revenue levels, (iii) the increased marketing expenses and (iv) the increased depreciation expense from store renovations, new signs and computers installed in 1996 to standardize and conform store operations under the Moovies format.

     Cost of product sales increased $5,979,000 to $8,958,000 for 1996 compared to $2,979,000 for 1995. The increase is directly related to the increases in product sales. Cost of product sales as a percentage of product sales was 67.3% for the year ended December 31, 1996 compared to 68.5% for 1995.

     General and administrative expenses increased $6,496,000 to $9,451,000 for 1996 compared to $2,955,000 for 1995, again reflecting the additional store openings and Acquisitions and a full year of operations of Moovies after the Initial Acquisitions. General and administrative expenses as a percentage of total revenue were 11.1% and 12.0% for 1996 and 1995, respectively. The percentage decrease despite the increase in the amount of general and administrative expenses reflects the effect of spreading these expenses over significantly greater revenues.

     Interest expense, net. Interest expense increased $1,130,000 to $1,327,000 for 1996 from $197,000 for 1995. The increase related primarily to the increased borrowings under Moovies' line of credit which were used for acquisitions and to fund the new store development and conversion of acquired stores during 1996.

     Income Tax Expense. Income tax expense was approximately $1,531,000 and $1,046,000 for 1996 and 1995, respectively. Moovies' effective income tax rate of approximately 40% was consistent during both periods and is expected to be at that level during 1997.

     Extraordinary item. In July 1996, Moovies repaid its subordinated note payable with proceeds from the public offering of stock. In conjunction with that repayment, Moovies recorded an extraordinary item -- loss on extinguishment of debt, net of income taxes, of $64,000.

  Year Ended December 31, 1995 to Year Ended December 31, 1994

     Moovies' results of operations for the year ended December 31, 1994 reflect only the operations of the Predecessor's eight stores plus one new store opened during the year.

     Revenues. Revenues increased $20,266,000, or 461.4%, for 1995 to $24,658,000 compared to revenues of $4,392,000 for 1994. The increased revenues were primarily a result of the additional stores opened and acquired by Moovies between August 8 and December 31, 1995. Product sales as a percentage of total revenues increased to 17.6% for 1995 compared to 7.3% for 1994. This increase is the result of greater emphasis by certain acquired companies on product sales, including video game sales.

     Operating Costs and Expenses. Operating expenses increased $12,472,000 to $15,593,000 for 1995 compared to $3,121,000 for 1994. Operating expenses as a percentage of total revenues were 63.2% for 1995 compared to 71.1% for 1994. This decrease was the result of the significant effect of the Acquisitions and their operations on Moovies and improved operating results of the Predecessor during 1995.

     Cost of product sales increased $2,701,000 to $2,979,000 for 1995 compared to $278,000 for 1994. The increase is directly related to the increases in product sales. Cost of product sales as a percentage of product sales was 68.5% for the year ended December 31, 1995 compared to 86.3% for 1994. This decrease is the result of the Acquisitions' greater emphasis on product sales and increasing the mix of higher margin items, including video games.

     General and administrative expenses increased $2,344,000 to $2,955,000 for 1995 compared to $611,000 for 1994, again reflecting the Acquisitions and additional store openings. General and administrative expenses as a percentage of total revenue were 12.0% and 13.9% for 1995 and 1994, respectively. The percentage decrease despite the increase in the amount of general and administrative expenses reflects the effect of spreading these expenses over significantly greater revenues.

     Interest expense, net. Interest expense increased $96,000 to $197,000 for 1995 from $101,000 for 1994. The increase related primarily to the issuance of a $1.5 million note payable in mid April 1995 which was incurred to provide financing for the completion of Moovies' initial public offering of Common Stock and the issuance of promissory notes in connection with one of the Initial Acquisitions. These expenses were offset by interest income earned on the excess cash received at the initial public offering, which was invested in short-term securities from August 8, 1995 through December 31, 1995.

     Income Tax Expense. Income tax expense for 1995 was approximately $1,046,000. Moovies had no income tax expense for 1994 because it was operated as a limited partnership.

  General Economic Trends, Quarterly Results and Seasonality

     Moovies' results of operations are affected by economic trends in its market areas. To date, Moovies has not operated during a period of high inflation but believes that it would generally be able to pass on increased costs relating to inflation to its customers.

     The video and video game rental portions of Moovies' business are somewhat seasonal, with revenues in April, May, September and October generally being lower compared to other months of the year due to the weather in the spring, and the start of school, the football season and the new television season in the fall. Future operating results may be affected by many factors, including variations in the number and timing of store openings, the public acceptance of new release titles available for rental and sale, the timing of the acquisition of existing video specialty retail stores, the extent of competition, marketing programs, weather, special or unusual events and other factors that may affect retailers in general. Any concentration of new store openings and the related pre-opening costs in any particular fiscal quarter could have a material adverse effect on Moovies' operating results for that quarter.

  Liquidity and Capital Resources

     Historically, Moovies' primary long-term capital needs have been for opening and acquiring new stores. Moovies expects to fund such needs through cash flows from operations, borrowing under credit facilities, operating equipment leases and the net proceeds from the sale of debt and equity securities.

     In December 1995 and January 1996 Moovies borrowed a total of $6.5 million under an existing revolving credit facility from a bank. The proceeds were used to fund the cash portion of certain acquisitions. In addition, in January 1996 Moovies borrowed $2.0 million (the "Subordinated Credit Facility"), which was subordinated to Moovies' revolving credit facility. Moovies repaid its Subordinated Credit Facility with the proceeds of its second offering.

     In March 1996, Moovies signed a revolving credit facility (the "Facility") for up to $22.5 million to replace its existing credit facilities. In December 1996, Moovies signed an agreement to increase the Facility to $30.0 million and to extend the maturity to December 31, 1998. The interest rate of the Facility was variable based on LIBOR and Moovies could repay the Facility at any time without penalty. As of December 31, 1996, Moovies had outstanding borrowings of $19.0 million.

     On June 28, 1996, Moovies completed a second public offering of 2.8 million shares of common stock and on July 3, 1996 Moovies received net proceeds of $19.4 million. On July 30, 1996 the underwriters exercised their over-allotment option for 420,000 additional shares of common stock and Moovies received additional net proceeds of $3.1 million.

     Concurrently with the closing of the second public offering, Moovies acquired American Multi-Entertainment, Inc. d/b/a Premiere Video ("Premiere Video"), a chain of 23 video specialty stores, in an asset purchase agreement. Pursuant to the agreement, Moovies paid $8.9 million in cash and issued a $2.6 million note payable which was repaid in January 1997. In addition, Moovies repaid its $3.5 million Subordinated Credit Facility and repaid $3.0 million of its line of credit. The remaining proceeds were temporarily placed in short-term investment securities and were used to finance new store openings, consistent with Moovies' growth strategy.

     During 1996, net cash provided by operating activities was $26.9 million. Net cash used in investing activities was $56.6 million, consisting primarily of $11.9 million used to pay the cash portion of certain acquisitions, $22.3 million to acquire rental inventory and $23.1 million used to purchase furniture and fixtures. Net cash provided by financing activities was $30.4 million. Cash in-flows consisted of $22.5 million from the second public offering and $28.0 million from borrowings under the line of credit and issuance of long-term debt while the primary use was $20.1 million to repay selected debt. At December 31, 1996, Moovies had cash of $4.2 million.

     In March 1997, Moovies signed a new senior credit facility (the "Moovies Senior Facility") for up to $75.0 million. The Moovies Senior Facility consists of (i) a five year $30.0 million long-term note with quarterly repayments beginning on September 30, 1997; (ii) a $41.0 million capital facilities line and (iii) a $4.0 million Revolver, and replaced Moovies' then existing credit facility. Moovies may borrow amounts under the capital facilities line until March 31, 1999 at which time it will begin repaying any amount outstanding quarterly over the next three years. The interest rate of the Moovies Senior Facility is variable based on LIBOR and Moovies may repay the Moovies Senior Facility at any time without penalty. At September 30, 1997, Moovies had outstanding borrowings of $49.0 million under the Moovies Senior Facility which consisted of the $29.0 million long-term note, $16.0 million under the capital facilities line and $4.0 million under a revolving line of credit. During June 1997 certain covenants of the Moovies Senior Facility were amended. At September 30, 1997, Moovies determined it would not be in compliance with certain covenants of its Senior Facility and accordingly requested and received a waiver for certain covenants for the period ended September 30, 1997; Moovies was in compliance with the remaining covenants. There can be no assurance that future waivers will be received if needed.

     Concurrently with the closing of the Moovies Senior Facility, Moovies acquired certain assets and business of Movie Warehouse, Inc. and affiliates ("Movie Warehouse") in an asset purchase transaction, including 21 video specialty stores and the franchisor's interest with respect to an additional 43 specialty stores which will continue to operate under the Movie Warehouse name. The aggregate consideration for the acquisition was approximately $9.6 million, consisting of $5.0 million in cash, $2.0 million in promissory notes due in March 1999, and $2.55 million in common stock (427,672 shares).

     For the quarter ended September 30, 1997, cash from operations did not meet Moovies' expectations and, as a result, the amounts due to certain vendors are now past due. Moovies is working with these vendors to develop repayment plans. Moovies has maintained a satisfactory relationship with its current vendors, including its two primary product vendors. The loss of these two product vendors could have a material adverse effect on Moovies. Assuming Moovies is able to reach satisfactory arrangements with these vendors, Moovies expects that cash from operations will be sufficient to fund future video and other inventory purchases and other working capital needs even if the Merger is not consummated, although unanticipated expenses or revenue shortfalls likely will cause Moovies to require additional financing to fund operations. There can be no assurance that any such sources of funds will be available or, if available, that they will be on terms and conditions satisfactory or favorable to Moovies.

     Under generally accepted accounting principles, rental inventories are treated as non-current assets because they are not assets that are reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a substantial portion of Moovies' revenue, the classification of these assets as noncurrent excludes them from the computation of working capital. The cost of video inventory purchases, however, is reported as a current liability until paid, and accordingly, is included in the computation of working capital. Consequently, Moovies believes working capital is not an appropriate measure of its liquidity and it operated with a working capital deficit during 1997.

     Moovies' capital expenditures during the remainder of 1997 were, and will continue to be limited in 1998, limited by cash from operations and lack of additional borrowing capacity under its Senior Facility. In May 1997, Moovies reassessed its new store development program and reduced the number of new stores expected to be opened during 1997. Moovies opened four new stores during the third quarter of 1997 and 33 during the first nine months of 1997. No additional new stores are presently being contemplated due to cash flow constraints and the current merger plans. Moovies is in the process of closing approximately 20 stores. Management does not believe that these store closings will have a material adverse effect on Moovies' cash flow.

     In July 1997, Moovies announced it had entered into the Merger Agreement with Video Update pursuant to which Video Update would acquire Moovies in the Merger. Terms of the agreement, as amended, call for each stockholder of Moovies to receive .75 shares of Video Update Common Stock for each share of Moovies Common Stock. The transaction is subject to stockholder approval of both companies, and is anticipated to be completed in the first quarter of 1998.

     The obligations of Video Update and Moovies to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite approvals of the stockholders of Video Update and Moovies, obtaining consents under the respective bank credit agreements of Video Update and Moovies (which in respect to Moovies Senior Facility agreement requires payoff of all amounts outstanding at the Effective Time), obtaining adequate financing, obtaining requisite regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")), the continuing accuracy, in all material respects, as of the Effective Time of the representations and warranties made by Video Update and Moovies in the Merger Agreement, and the receipt of a legal opinion with respect to certain tax matters. Each party has the right to waive certain of the closing conditions referred to above. There can be no assurance that these conditions will be met and that the Merger will be consummated.

     Moovies estimates that the net cash required to open a new Moovies superstore, including store fixtures and equipment, leasehold improvements and rental and sale inventory, typically ranges from $275,000 to $325,000 per superstore.

     Note regarding Private Securities Litigation Reform Act: Statements made by Moovies which are not historical facts are forward looking statements that involve risks and uncertainties. Actual results could differ materially from those expressed or implied in forward looking statements. All such forward looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Important factors that could cause financial performance to differ materially from past results and from those expressed or implied in this document include, without limitation, the risks of acquisition of businesses (including limited knowledge of the businesses acquired and misrepresentations by sellers), changes in business strategy or development plans, new store openings, availability of financing, competition, management, ability to manage growth, loss of customers, the availability of products, the difficulty of managing leased inventory, the effects of store closings and restructuring on Moovies' operations, lack of customer acceptance of new video releases and a variety of other factors. The obligations of Video Update and Moovies to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite approvals of the stockholders of Video Update and Moovies, obtaining consents under the respective bank credit agreement of Video Update and Moovies (which in respect to Moovies' Senior Credit Facility agreement requires payoff at of all an outstanding thereon at the Effective Time), obtaining adequate financing, obtaining requisite regulatory approvals (including under the HSR Act), the continuing accuracy, in all material respects, as of the Effective Time of the representations and warranties made by Video Update and Moovies in the Merger Agreement, and the receipt of a certain legal opinion with respect to tax matters. There can be no assurance that these conditions will be met and that the Merger will be consummated. For further information on these and other risks, see "Risk Factors" in this Joint Proxy Statement and the "Risk Factors" section of Item 1 of Moovies' Annual Report on Form 10-K for the year ended December 31, 1996, as well as Moovies' other filings with the Securities and Exchange Commission.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                  YEAR ENDED APRIL 30, 1997 AND MARCH 31, 1997
            SIX MONTHS ENDED OCTOBER 31, 1997 AND SEPTEMBER 30, 1997

     On July 9, 1997, Video Update, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Agreement") to acquire Moovies, Inc. ("Moovies") in a stock-for-stock merger transaction (the "Merger"). In October 1997, the Company entered into an Amendment (the "Amendment") to the Agreement (collectively, the Amendment and the Agreement are referred to as the Merger Agreement"). The Merger Agreement provides that each stockholder of Moovies will receive .75 shares of Video Update Class A Common Stock for each share of Moovies Common Stock, or approximately 9,375,000 shares. The purchase method of accounting has been used to account for the acquisition.

     During the year ended April 30, 1997, the Company completed several acquisitions (the "Recent Acquisitions") which had been previously reported in Forms 8-K/A dated June 16, 1997, and March 6, 1997.

     The unaudited combined pro forma financial statements reflect the following: (i) the Recent Acquisitions, (ii) the Merger; (iii) adjustments to allocate the purchase price based upon the estimated fair value of the assets acquired and the obligations assumed; and (iv) a provision for income taxes as if the Recent Acquisitions had been taxed as C corporations (statement of income only).

     The unaudited pro forma combined statement of operations excludes a one-time, non-cash, non-tax deductible charge which will be based on the stock price on the Effective Date (approximately $2,667,600, or $.09 per combined pro forma share, based on a closing price of $2.28 as of January 20, 1998) resulting from the release of the escrow shares contemplated in this merger. The 1,170,000 shares are included in the pro forma weighted average number of shares.

     The unaudited combined pro forma balance sheet includes the balance sheet of the Company at October 31, 1997 and the balance sheet of Moovies at September 30, 1997.

     The unaudited pro forma combined statement of operations includes the statements of operations of the Company and Recent Acquisitions for the year and six months ended April 30, 1997 and October 31, 1997, respectively, and the statement of operations of Moovies for the year and six months ended March 31, 1997 and September 30, 1997, respectively, and gives effect to the Recent Acquisitions and the Merger treated as purchases for accounting purposes and was prepared as if the transactions had occurred as of the beginning of the respective periods.

     In the opinion of the Company's management, all adjustments necessary to present fairly such unaudited pro forma financial statements have been made based on the terms and structure of the Recent Acquisitions and pending terms and structure of the Merger. The Company anticipates, however, that changes in the composition of the assets to be acquired and the liabilities to be assumed in connection with the Merger will occur due to changes in the ordinary course of business. The Merger Agreement, however, requires that the operations continue in the ordinary course of business until the acquisition is consummated.

     The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the actual results had the Recent Acquisitions and Merger occurred at the beginning of the fiscal year ended April 30, 1997 and six months ended October 31, 1997, nor do they purport to indicate the results of future operations or financial position of the Company.

     The unaudited pro forma combined financial statements should be read in connection with the audited historical financial statements and notes thereto of the Company and Moovies for the year ended April 30, 1997 and December 31, 1996, respectively and the unaudited condensed historical financial statements and notes thereto of the Company and Moovies Form 10-Q for the quarter ended October 31, 1997 and September 30, 1997, respectively.

     Matters discussed in this unaudited pro forma combined financial information, including any discussion of or impact, expressed or implied, on the Company's anticipated operating results and future earnings per share contain forward-looking statements that involve risks and uncertainties. The Company's results may differ significantly from the results indicated by such forward-looking statements. The Merger is subject to several conditions, including bank approvals for both companies. No assurances can be given that the Merger will be completed, on a timely basis, if at all. In addition, if the Merger is completed, no assurance can be given that the Company will be successful in timely integrating and managing the operating, purchasing, marketing and management information systems of the two companies or that the Company will be able to hire, train, and retrain and assimilate selected individuals employed at the acquired stores. Additionally, the Company's and Moovies' operating results may be affected by many factors, including but not limited to variations in the number and timing of store openings and acquisitions, weather (particularly on weekends and holidays), the public acceptance of new release titles available for rental, competition, marketing programs, special or unusual events and other events and other factors that may affect retailers in general. See "Risk Factors."

                 UNAUDITED PRO FORMA COMBINED BALANCE SHEET(a)
                                 (IN THOUSANDS)

                                                      HISTORICAL
                                          -----------------------------------
                                          VIDEO UPDATE, INC.    MOOVIES INC.
                                              OCTOBER 31,       SEPTEMBER 30,    PRO FORMA
                                                 1997               1997        ADJUSTMENTS         PRO FORMA
                                          -------------------   -------------   -----------         ---------
ASSETS
Cash......................................      $      96         $   2,295      $  (1,675)(c)      $     716
Accounts receivable.......................          3,593             1,302             --              4,895
Notes receivable from related parties.....          1,470                --             --              1,470
Inventory.................................          9,119             5,220             --             14,339
Videocassette rental inventory -- net.....         56,785            26,987             --             83,772
Property and equipment -- net.............         41,750            37,763             --             79,513
Prepaid expenses..........................          1,875             3,662           (380)(b)          5,157
Recoverable income taxes..................          1,502                --             --              1,502
Goodwill -- net...........................         36,612            46,644         (9,254)(b,c,d)     74,002
Deferred income taxes benefits............             --             7,978             --              7,978
Other assets..............................          1,752             3,202            336 (b,c)        5,290
                                                ---------         ---------      ---------          ---------
  Total Assets............................      $ 154,554         $ 135,053      $ (10,973)         $ 278,634
                                                =========         =========      =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable..............................      $  32,534         $  49,875      $  21,125 (c)      $ 103,534
Accounts payable..........................         21,712            16,605         (6,000)(c)         32,317
Deferred income taxes.....................          3,021             4,599             --              7,620
Accrued expenses..........................          2,884            12,526         (6,000)(c)          9,410
Accrued compensation......................          1,548                --             --              1,548
Income taxes payable......................             --                --             --                 --
Accrued rent expense......................          3,450                --             --              3,450
Stockholders' Equity
  Preferred Stock.........................             --                --             --                 --
  Common Stock............................            201                12             82 (d)
                                                                                        (1)(e)            294
  Additional paid-in capital..............         85,585            61,885        (30,629)(d)
                                                                                     2,926 (e)        119,767
  Retain earnings.........................          5,909           (10,449)        (7,344)(b)
                                                                                    17,793 (d)
                                                                                    (2,925)(e)          2,984
  Foreign currency translation............           (610)               --             --               (610)
                                                ---------         ---------      ---------          ---------
                                                   91,085            51,448        (20,098)           122,435
     Notes receivable from officers for
       the exercise of options............         (1,680)               --             --             (1,680)
                                                ---------         ---------      ---------          ---------
     Total stockholders' equity...........         89,405            51,448        (20,098)           120,755
Total Liabilities and Stockholders'
  Equity..................................      $ 154,554         $ 135,053      $ (10,973)         $ 278,634
                                                =========         =========      =========          =========

The accompanying notes are an integral part of the unaudited pro forma combined balance sheet

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(a) See the introductory paragraphs under "Unaudited Pro Forma Combined Financial Information."

(b) To allocate the estimated purchase price based on the estimated fair value of the assets acquired.

(c) To record additional borrowings and payments related to the Moovies acquisition including estimates for severance pay, lease settlements, reduction of accounts payable, transition costs, and transaction costs.

(d) To record the issue of approximately 9,375,000 shares of Class A Common Stock of the Company in connection with the acquisition of Moovies and eliminate the stockholders equity of Moovies as follows:

                                                                      ELIMINATE
                                                 ISSUANCE OF           MOOVIES
                                              VIDEO UPDATE INC.      STOCKHOLDERS
                                                    STOCK               EQUITY        ADJUSTMENT
                                              ------------------     ------------     ----------
                                                                (IN THOUSANDS)
        Common Stock........................       $     94            $    (12)       $     82
        Additional paid-in-capital..........         31,256             (61,885)        (30,629)
        Retained earnings...................             --              17,793          17,793
                                                   --------            --------        --------
                                                   $ 31,350            $(44,104)       $(12,754)
                                                   ========            ========        ========

(e) To record the one-time, non-cash, non-tax deductible charge of approximately $2,667,600 (based on a share price of $2.28 as of January 20, 1998) resulting from the release of 1,170,000 of the escrow shares contemplated in this merger.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS(a)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    VIDEO UPDATE, INC.
                                ----------------------------------------------------------   MOOVIES, INC.
                                                  RECENT                                     -------------
                                HISTORICAL    ACQUISITIONS(b)                                 HISTORICAL
                                      SIX MONTHS ENDED            RECENT       PRO FORMA      SIX MONTHS        MOOVIES,
                                -----------------------------   ACQUISITIONS   INCLUDING        ENDED             INC.
                                OCTOBER 31,     OCTOBER 31,      PRO FORMA      RECENT        SEPTEMBER 30,    PRO FORMA
                                   1997            1997         ADJUSTMENTS   ACQUISITIONS        1997        ADJUSTMENTS
                                -----------   ---------------   -----------   ------------    -----------     ------------
Revenues:
  Rental revenue..............    $56,964         $    --         $    --       $ 56,964       $  46,433         $    --
  Service fees................        343              --              --            343              --              --
  Product sales...............      6,630              --              --          6,630           8,547              --
                                  -------         -------         -------       --------       ---------         -------
                                   63,937              --              --         63,937          54,980              --
Costs and expenses:
  Store operating expenses....     53,372              --              --         53,372          61,944(d)          232(f)
  Selling, general and
    administrative............      5,841              --              --          5,841           6,572          (2,595)(g)
  Cost of Product Sales.......      3,852              --              --          3,852           6,704              --
  Amortization of goodwill....      1,022              --              --          1,022           1,244            (309)(i)
                                  -------         -------         -------       --------       ---------         -------
                                   64,087              --              --         64,087          76,464          (2,672)
                                  -------         -------         -------       --------       ---------         -------
Operating income..............       (150)             --              --           (150)        (21,484)          2,672
                                                       --
Interest expense..............     (1,176)             --              --         (1,176)         (2,212)         (1,056)(j)
Other income (expense)........        180              --              --            180            (109)             --
                                  -------         -------         -------       --------       ---------         -------
                                     (996)             --              --           (996)         (2,321)         (1,056)
                                  -------         -------         -------       --------       ---------         -------
Loss before income taxes......     (1,146)             --              --         (1,146)        (23,805)          1,616
Income tax expense (benefit)..       (249)             --              --           (249)         (9,522)            630(l)
                                  -------         -------         -------       --------       ---------         -------
Net loss......................    $  (897)        $    --         $    --       $   (897)      $ (14,283)        $   986
                                  =======         =======         =======       ========       =========         =======
Net loss per share............    $ (0.05)                                      $  (0.05)
                                  =======                                       ========
Weighted average number of
  common and equivalent shares
  outstanding.................     18,982                                         18,982                          10,545(m)


                                COMBINED
                                PRO FORMA
                                ---------

Revenues:
  Rental revenue..............  $ 103,397
  Service fees................        343
  Product sales...............     15,177
                                ---------
                                  118,917
Costs and expenses:
  Store operating expenses....    115,548
  Selling, general and
    administrative............      9,818
  Cost of Product Sales.......     10,556
  Amortization of goodwill....      1,957
                                ---------
                                  137,879
                                ---------
Operating income..............    (18,962)

Interest expense..............     (4,444)
Other income (expense)........         71
                                ---------
                                   (4,373)
                                ---------
Loss before income taxes......    (23,335)
Income tax expense (benefit)..     (9,141)
                                ---------
Net loss......................  $ (14,194)
                                =========
Net loss per share............  $   (0.48)(a)
                                =========
Weighted average number of
  common and equivalent shares
  outstanding.................     29,527

The accompanying notes are an integral part of the pro forma combined statement of operations (unaudited).

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS(a)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             VIDEO UPDATE, INC.                         MOOVIES, INC.
                         -----------------------------------------------------------    -------------
                                         RECENT
                         HISTORICAL  ACQUISITIONS(b)
                         ----------  ---------------
                                 YEAR ENDED                                              HISTORICAL
                         ---------------------------      RECENT         PRO FORMA       YEAR ENDED       MOOVIES,
                                                        ACQUISITIONS     INCLUDING      -------------       INC.
                         APRIL 30,      APRIL 30,        PRO FORMA         RECENT         MARCH 31,      PRO FORMA      COMBINED
                           1997           1997          ADJUSTMENTS     ACQUISITIONS        1997        ADJUSTMENTS     PRO FORMA
                         --------    ---------------    ------------    ------------    -------------   -----------     ---------



Revenues:
  Rental revenue.......  $ 83,489        $12,732          $     --        $ 96,221         $77,662         $    --      $173,883
  Service fees.........       567             88                --             655              --              --           655
  Product sales........     7,743          3,124               (56)(e)      10,811          14,895              --        25,706
                         --------        -------           -------        --------         -------         -------      --------
                           91,799         15,944               (56)        107,687          92,557              --       200,244
Costs and expenses:
  Store operating
    expenses...........    69,366         10,075               471(f)       79,912          65,681             836(f)    146,429
  Selling, general and
    administrative.....     8,231          1,628            (1,557)(g)       8,302           9,735          (6,072)(g)    11,965
  Cost of product
    sales..............     4,544          2,241                 1(h)        6,786          10,572              --        17,358
  Amortization of
    goodwill...........     1,613             --               465(i)        2,078           1,890             (21)(i)     3,948
                         --------        -------           -------        --------         -------         -------      --------
                           83,754         13,944              (620)         97,078          87,878          (5,257)      179,700
                         --------        -------           -------        --------         -------         -------      --------
Operating income.......     8,045          2,000               564          10,609           4,679           5,257        20,545
Interest expense.......      (544)           (67)             (499)(j)      (1,110)         (1,497)         (2,113)(j)    (4,720)
Other income
  (expense)............       461           (127)              127(k)          461             (23)             --           438
                         --------        -------           -------        --------         -------         -------      --------
                              (83)          (194)             (372)           (649)         (1,520)         (2,113)       (4,282)
                         --------        -------           -------        --------         -------         -------      --------
Income before income
  taxes................     7,962          1,806               192           9,960           3,159           3,144        16,263
Income tax expense.....     3,342            389               498(l)        4,229           1,250           1,226(l)      6,705
                         --------        -------           -------        --------         -------         -------      --------
Net Income.............  $  4,620        $ 1,417          $   (306)       $  5,731         $ 1,909         $ 1,918      $  9,558
                         ========        =======           =======        ========         =======         =======      ========
Net Income per share...  $   0.28                                         $   0.32                                      $   0.33 (a)
                         ========                                         ========                                      ========
Weighted average number
  of common and
  equivalent shares
  outstanding..........    16,262                            1,857(m)       18,119                          10,545(m)     28,664

The accompanying notes are an integral part of the pro forma combined statement of operations (unaudited).

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

(a) See the introductory paragraphs under "Unaudited Pro Forma Combined Financing Information." The Unaudited Pro Forma Combined Statement of Operations excludes a one-time non-cash, non-tax deductible charge of approximately $2,667,600 or $.09 per combined pro forma share (based on a closing price of $2.28 as of January 20, 1998) resulting from the release of 1,170,000 escrow shares contemplated in this merger. The 1,170,000 Class A Common Stock shares to be issued have been included in the pro forma weighted average number of shares (see note (m)).

(b) The Recent Acquisitions include the operations of 65 of 74 video stores acquired from unrelated sellers during the year ended April 30, 1997 (see Forms 8-K/A, dated June 16, 1997 and March 6, 1997), treated as purchases for accounting purposes. The Recent Acquisitions statement of operations reflects the results of operations from May 1, 1996 to the date of acquisition.

(c) The Moovies acquisition includes the operation of 269 company-owned stores as of October 27, 1997.

(d) During the three months ended September 30, 1997, Moovies' management developed a restructuring plan that resulted in a pre-tax charge of approximately $14.1 million. The restructuring charge is included in store operating expenses of Moovies' historical statement of operations. The restructuring charge, which amounts to a net loss per share of approximately $0.29 on a pro forma combined basis, is included in the net loss per share of $0.48 reflected on the Unaudited Pro Forma Combined Statement of Operations.

                                                          YEARS ENDED                SIX MONTHS ENDED
                                                   --------------------------   --------------------------
                                                   VIDEO UPDATE                 VIDEO UPDATE
                                                      RECENT        MOOVIES        RECENT        MOOVIES
                                                   ACQUISITIONS   ACQUISITION   ACQUISITIONS   ACQUISITION
                                                    PRO FORMA      PRO FORMA     PRO FORMA      PRO FORMA
                                                   ------------   -----------   ------------   -----------
(e) Adjustment to eliminate music sales..........   $      (56)     $    --       $     --       $    --
                                                    ==========      =======       ========       =======
(f) Adjustments to store operating expenses
    consist of the following:
    To record decrease in advertising expense
    due to incremental savings from acquired
    stores located in the Company's existing
    market and more efficient use of co-op
    funds.......................................    $      (78)     $    --       $     --       $    --
    To reclassify cost of sales recorded as
    store operating expenses (see note (h)
    below)......................................           (48)          --             --            --
    To adjust amortization expense to comply
    with the Company's amortization policy......            18           --             --            --
    To record additional rent expense related to
    locations owned by the seller but not
    purchased by the Company (Management of the
    Company has entered into lease agreements
    for the locations with the sellers).........            45           --             --            --
    To reclassify store operating expenses
    recorded as selling, general and
    administrative expenses (see note (g)
    below)......................................           534          836             --           232
                                                    ----------      -------       --------       -------
                                                    $      471      $   836       $     --       $   232
                                                    ==========      =======       ========       =======

                                                          YEARS ENDED                SIX MONTHS ENDED
                                                   --------------------------   --------------------------
                                                   VIDEO UPDATE                 VIDEO UPDATE
                                                      RECENT        MOOVIES        RECENT        MOOVIES
                                                   ACQUISITIONS   ACQUISITION   ACQUISITIONS   ACQUISITION
                                                    PRO FORMA      PRO FORMA     PRO FORMA      PRO FORMA
                                                    ----------      -------       --------       -------
(g) Adjustments to selling, general and
    administrative expenses:
     To reduce corporate overhead related to
     consolidating operations....................   $(1,023.00)     $    --       $     --       $    --
     To eliminate expenses related to a reduction
     in specific personnel including wages,
     benefits, travel and other cost.............           --       (4,188)            --        (1,892)
     To reduce costs related to Moovies corporate
     headquarters which will be closed...........           --         (281)            --          (165)
     To record occupancy expense increase to
     account for additional space needed to
     manage the combined companies...............           --           96             --            48
     To eliminate specific professional fees.....           --         (863)            --          (354)
     To reclassify store operating expenses
     recorded as selling, general and
     administrative expenses (see note (f)
     above)......................................         (534)        (836)            --          (232)
                                                    ----------      -------       --------       -------
                                                    $   (1,557)     $(6,072)      $     --       $(2,595)
                                                    ==========      =======       ========       =======
(h) Adjustments to cost of sales consist of the
  following:
     To eliminate cost of sales related to music
     sales (see footnote (e) above)..............   $      (47)     $    --       $     --       $    --
     To reclassify cost of sales recorded as
     store operating expenses (see note (f)
     above)......................................           48           --             --            --
                                                    ----------      -------       --------       -------
                                                    $        1      $    --       $     --       $    --
                                                    ==========      =======       ========       =======
(i) To record the amortization of goodwill over
    20 years on a straight line basis resulting
    from the allocation of the purchase price and
    the related acquisition costs to the
    estimated fair values of assets acquired.....   $      465      $   (21)      $     --       $  (309)
                                                    ==========      =======       ========       =======
(j) Adjustments to interest expense consist of
    the following:
     To record additional interest expense
     related to the Recent Acquisition...........   $     (566)     $    --       $     --       $    --
    To record additional expense related to the
    acquisition of Moovies based on a 10%
    interest rate................................           --       (2,113)            --        (1,056)
     To reduce interest expense for a decrease in
     sellers debt................................           67           --             --            --
                                                    ----------      -------       --------       -------
                                                    $     (499)     $(2,113)      $     --       $(1,056)
                                                    ==========      =======       ========       =======
(k) To eliminate other expenses incurred by the
  sellers........................................   $      127      $    --       $     --       $    --
                                                    ==========      =======       ========       =======

                                                          YEARS ENDED                SIX MONTHS ENDED
                                                   --------------------------   --------------------------
                                                   VIDEO UPDATE                 VIDEO UPDATE
                                                      RECENT        MOOVIES        RECENT        MOOVIES
                                                   ACQUISITIONS   ACQUISITION   ACQUISITIONS   ACQUISITION
                                                    PRO FORMA      PRO FORMA     PRO FORMA      PRO FORMA
                                                    ----------      -------       --------       -------
(l) Adjustments to provision for income taxes
    consist of the following:
    To record estimated provisions for income
    taxes related to operations as if the Recent
    Acquisitions had been taxed as a C
    Corporation..................................   $      418      $    --       $     --       $    --
    To record the income tax effect of the pro
    forma adjustments in (e) through (k)
    above........................................           80        1,226             --           630
                                                    ----------      -------       --------       -------
                                                    $      498      $ 1,226       $     --       $   630
                                                    ==========      =======       ========       =======
(m) Adjustments to the weighted average number of
    common and equivalent shares outstanding
    consist of the following:
     To record the shares offered in connection
     with the Recent Acquisitions................   $       97      $    --       $     --       $    --
    To account for the number of shares of Class
    A Common Stock issued in the stock offering
    in September 1996 related to the cash portion
    of the Recent Acquisition....................        1,760           --             --            --
    To record the number of Class A Common Stock
    shares issued in exchange for Moovies Common
    Stock (i.e. 0.75 shares of the Company's
    Stock for each share of Common Stock of
    Moovies based on approximately 12,500,000
    shares at October 27, 1997)..................           --        9,375             --         9,375
     To record the number of Class A Common Stock
     shares issued related to the proposed
     release of the escrow shares related to the
     merger......................................           --        1,170             --         1,170
                                                    ----------      -------       --------       -------
                                                    $    1,857      $10,545       $     --       $10,545
                                                    ==========      =======       ========       =======

                   DESCRIPTION OF VIDEO UPDATE CAPITAL STOCK

GENERAL

     Video Update's authorized capital stock consists of 60,000,000 shares of Class A Common Stock, $.01 par value per share ("Video Update Common Stock"), of which 18,104,591 are issued and outstanding, 2,000,000 shares of Class B Common Stock, $.01 par value per share ("Video Update Class B Common Stock"), all of which are issued and outstanding, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), none of which are outstanding.

COMMON STOCK

     The Video Update Common Stock and Video Update Class B Common Stock do not carry preemptive rights and are substantially identical except that holders of Video Update Common Stock have the right to cast one vote for each share held of record and holders of Video Update Class B Common Stock have the right to cast five votes for each share held of record on all matters submitted to a vote of the holders of Common Stock. The Video Update Common Stock and Video Update Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

     Shares of Video Update Class B Common Stock are automatically convertible into an equivalent number of fully paid and non-assessable shares of Video Update Common Stock upon the sale or transfer of such shares of Video Update Class B Common Stock by the original record holder thereof or upon the death of the original record holder. Each share of Video Update Class B Common Stock also is convertible at any time at the option of the holder into one share of Video Update Common Stock; once such shares are converted into Video Update Common Stock, they are retired and unavailable for future reissuance as Video Update Class B Common Stock.

     Holders of Video Update Common Stock and Video Update Class B Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of shares of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Video Update Common Stock or Video Update Class B Common Stock do not have preemptive, subscription or conversion rights. No redemption or sinking fund provisions exist for the benefit of the Video Update Common Stock or Video Update Class B Common Stock. All outstanding shares of Video Update and Video Update Class B Common Stock are, and those shares of Video Update Common Stock offered hereby, will be validly issued, fully paid and non-assessable.

     The difference in voting rights described above increases the voting power of the holders of Video Update Class B Common Stock and accordingly has an anti-takeover effect. The existence of the Video Update Class B Common Stock may make Video Update a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by the stockholders of Video Update other than the holders of Video Update Class B Common Stock. Thus, the stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire Video Update through a business combination will be compelled to consult first with the holders of Video Update Class B Common Stock in order to negotiate the terms of such business combination. Any such proposed business combination will have to be approved by the Board of Directors, which may be under the control of the holders of Video Update Class B Common Stock, and if stockholder approval were required, the approval of the holders of Video Update Class B Common Stock will be necessary before any such business combination can be consummated.

     The Escrow Agreement applies to 1,300,000 of the 2,000,000 shares of Video Update Class B Common Stock. See "Proposal to Terminate and Cancel the Escrow Agreement."

WARRANTS

     Class A Warrants. Video Update has reserved 348,050 Class A Warrants that are issuable upon exercise of options (the "Blair Options") held by Blair, the underwriter of Video Update's initial public offering (and its designees). The holder of each Class A Warrant is entitled, upon payment of the exercise price of $6.50, to purchase one share of Class A Common Stock and one Class B Warrant. Unless previously redeemed, the Class A Warrants are exercisable at any time after issuance until July 19, 1999, provided that at such time a current prospectus relating to the Video Update Common Stock and the Class B Warrants is then in effect and the Video Update Common Stock and the Class B Warrants are qualified for sale or exempt from qualification under applicable state securities laws. The Class A Warrants are subject to redemption, as described below.

     Class B Warrants. Video Update has outstanding 8,504,825 Class B Warrants, and had reserved 696,100 Class B Warrants that are issuable upon exercise of the Blair Options. The holder of each Class B Warrant is entitled to purchase one share of Video Update Common Stock at an exercise price of $8.75. Unless previously redeemed, the Class B Warrants are exercisable at any time after issuance until July 19, 1999, provided that at such time a current prospectus relating to the Video Update Common Stock is then in effect and the Video Update Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Class B Warrants are subject to redemption, as described below (collectively, the Class A and Class B Warrants are referred to as the "Warrants").

     Redemption. Upon issuance, the Class A Warrants are subject to redemption by Video Update upon 30 days written notice, at a price of $.05 per Class A Warrant, if the average last reported sale price of the Class A Common Stock for any 30 consecutive business days ending within 15 days of the date on which the notice of redemption is given exceeds $9.10 per share. The Class B Warrants are subject to redemption by Video Update upon 30 days written notice, at a price of $.05 per Class B Warrant, if the average closing bid price of the Video Update Stock for any 30 consecutive business days ending within 15 days of the date on which notice of redemption is given exceeds $12.25 per share. Holders of Warrants called for redemption will automatically forfeit their rights to purchase the shares of Video Update Common Stock, and Class B Warrants in the case of the Class A Warrants, issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All outstanding Warrants must be redeemed if any are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants by first class mail, postage prepaid, upon 30 days' notice before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

     General. The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the expiration or the redemption date (as explained above) at the offices of Video Update's warrant agent (the "Warrant Agent") with the form of "Election to Purchase" on the reverse side of the certificate(s) completed and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of Video Update) of the full exercise price for the number of Warrants being exercised.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price per share and the number of shares issuable upon exercise thereof upon the occurrence of certain events, including issuances of Video Update Common Stock (or securities convertible, exchangeable or exercisable into Video Update Common Stock) at less than market value, stock dividends, stock splits, mergers, sale of substantially all of Video Update's assets, and for other extraordinary events; provided, however, that no such adjustment shall be made upon, among other things, (i) the issuance of exercise of options or other securities under Video Update's stock option plans or other employee benefit plans or (ii) the sale or exercise of outstanding options or Warrants.

     Video Update is not required to issue fractional shares of Video Update Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of the Warrants would not possess any rights as a stockholder of Video Update unless and until such holder exercises the Warrants.

     Solicitation Fee. Video Update has agreed not to solicit Class B Warrant exercises other than through Blair. Upon any exercise of the Class B Warrants, Video Update will pay Blair a fee of 5% of the aggregate exercise price (the "Warrant Fee"), if (i) the market price of Video Update's Class A Common Stock on the date a Warrant is exercised is greater than the then exercise price of Warrants; (ii) the warrant holder designates in writing that the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc.; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of Video Update's initial public offering and at the time of exercise of the Warrants; and (v) the solicitation of exercise of the Warrant was not in violation of rules promulgated under the Exchange Act.

     In 1996 Blair informed Video Update that the Commission was conducting an investigation concerning various business activities of Blair and D.H. Blair & Co., Inc. ("Blair & Co."). Video Update was advised that Blair could not predict whether this investigation will ever result in any type of formal enforcement action against Blair or Blair & Co. or any of Video Update's securities. According to published reports, in August 1997, the National Association of Securities Dealers ("NASD") announced that Blair & Co. agreed to pay a $2 million fine and reimburse customers $2.4 million for overcharging them during the first few days of trading in 16 initial public offerings, including Video Update's initial public offering. These reports indicate that Blair & Co. settled the NASD charges without admitting or denying guilt. Blair has not indicated whether the Commission has concluded its investigation. Video Update has not received any notice from the Commission or the NASD regarding the investigation.

     Blair Options. Blair and its designees hold the Blair Options, which were issued in connection with Blair's services provided in Video Update's initial public offering in July 1994 and subsequent public offering in April 1995. Under the Blair Options, the holders may purchase up to (i) 117,500 units at $6.25 per unit, each unit consisting of one share of Video Update Common Stock, one Class A Warrant, and one Class B Warrant, and (ii) 795 units at $1,300 per unit, each unit consisting of 290 shares of Video Update Common Stock, 290 Class A Warrants and 290 Class B Warrants. The Warrants underlying the Blair Options are not subject to redemption until issued. The Blair Options and the underlying securities may not be sold, assigned or otherwise transferred for three years from the date of issuance.

PREFERRED STOCK

     The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by Video Update's Board of Directors in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Video Update's common stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the common stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. The holders of any series of Preferred Stock, when and if issued, are expected to have priority claims to dividends and to any distributions upon liquidation of Video Update, and they may have other preferences over the holders of the common stock.

     Video Update's Board of Directors may issue series of Preferred Stock without action by the stockholders of Video Update. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the common stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of common stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders' best interest. Video Update has no current plans to issue any Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     Video Update is subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Section 203 prevents an "Interested Stockholder" of a corporation (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) from engaging in any "business combination" (as defined in Section 203) with the corporation for a period of three years following the date on which such Interested Stockholder became an Interested Stockholder, unless: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved either the business combination in question or the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding (for purposes of determining the number of shares outstanding) shares held by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) following the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the business combination is (x) approved by the Board of Directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "business combination" includes, among others, mergers, asset sales and other transactions resulting in a financial benefit to the Interested Stockholder.

     The Bylaws of Video Update provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors or the President.

     Video Update has included in its Certificate of Incorporation and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including under circumstances in which indemnification is otherwise discretionary. Video Update believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT

     The transfer agent for the Video Update Common Stock is American Stock Transfer & Trust Company.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The following is a summary of certain of the material differences between the rights of holders of Video Update capital stock and the rights of holders of Moovies Common Stock. Since both Video Update and Moovies are organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the Certificate of Incorporation and Bylaws of Video Update and the Certificate of Incorporation and Bylaws of Moovies.

     Number, Classification and Removal of Directors. Moovies' Bylaws provide that the number of directors of Moovies shall be fixed by the Board of Directors. The Certificate of Incorporation of Moovies also provides that the Board of Directors shall be divided into three classes serving staggered three-year terms and the Bylaws provide that any one or more of the directors of Moovies may be removed, only with cause, by the holders of at least two-thirds of the shares then entitled to vote in an election of directors at a meeting called for that purpose. Video Update's Bylaws provide that the number of directors shall be fixed by the Board of Directors, do not provide for the classification of the Board of Directors and provide that any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the holders of at least a majority of the shares (voting together as a single class) then entitled to vote in an election of directors.

     Advance Notice of Stockholder Proposals. The Bylaws of Video Update provide that a stockholder must give advance written notice to the company if the stockholder intends to bring any business before a meeting of stockholders or to make nominations for the board of directors. The Bylaws of Video Update require that for business to be properly brought by a stockholder before an annual or special meeting, notice must be received by the Secretary of Video Update not less than 60 days from the date of the immediately preceding annual or special meeting of stockholders. The Bylaws of Moovies do not contain similar provisions.

     Voting Requirements and Quorums of Stockholder Meetings. The Bylaws of Moovies provide that at any meeting of stockholders, the holders of a majority of the outstanding shares of stock then issued, outstanding and entitled to vote shall constitute a quorum for the transaction of any business. Video Update's Certificate of Incorporation and Bylaws provide that the presence in person or by proxy of the holders of a majority of the shares of the capital stock of Video Update issued and outstanding and entitled to vote shall be necessary to, and shall constitute a quorum for, the transaction of business, except as otherwise provided by statute or Video Update's Certificate of Incorporation. The Delaware General Corporation Law provides for a minimum quorum equal to that number of shares representing one third of the votes entitled to be cast at the meeting. Video Update's Bylaws provide that, when a quorum is present, any election by stockholders shall be by a plurality of votes cast. With respect to all other matters, the affirmative vote of the holders of shares of stock representing a majority of the votes cast thereon is required, except when a different vote is required by express provision of law. Video Update Common Stock and Video Update Class B Common Stock are substantially identical except that holders of Video Update Common Stock have the right to cast one vote for each share held of record and holders of Video Update Class B Common Stock have the right to cast five votes for each share held of record on all matters submitted to a vote of the holders of common stock. The Video Update Common Stock and the Video Update Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

     Shares of Video Update Class B Common Stock are automatically convertible into an equivalent number of fully paid and non-assessable shares of Video Update Common Stock upon the sale or transfer of such shares of Video Update Class B Common Stock by the original record holder thereof or upon the death of the original record holder. Each share of Video Update Class B Common Stock also is convertible at any time at the option of the holder into one share of Video Update Common Stock; once such shares are converted into Video Update Common Stock, they are retired and unavailable for future reissuance as Video Update Class B Common Stock.

     Moovies' Bylaws provide that when a quorum is present, any election of directors by stockholders shall be by a plurality of votes cast. With respect to all other matters, the affirmative vote of the holders of shares of stock representing a majority of the votes cast thereon is required.

     Video Update's Bylaws do not allow stockholders to take action by written consent. Moovies' Certificate of Incorporation allows action to be taken by unanimous written consent of the stockholders.

     Transactions With Interested Stockholders. Video Update and Moovies are subject to Section 203 of the DGCL ("Section 203"). Section 203 prevents an "Interested Stockholder" of a corporation (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) from engaging in any "business combination" (as defined in Section 203) with the corporation for a period of three years following the date on which such Interested Stockholder became an Interested Stockholder, unless: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved either the business combination in question or the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding (for purposes of determining the number of shares outstanding) shares held by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) concurrently with or following the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the business combination is (x) approved by the Board of Directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "business combination" includes, among others, mergers, asset sales and other transactions resulting in a financial benefit to the Interested Stockholder.

     Approval of Certain Actions. Video Update's Certificate of Incorporation requires the affirmative two-third's vote of the holders of the Video Update Common Stock and the Video Update Class B Common Stock voting together as a single class on all matters on which stockholders may vote, including the election of directors.

     The Certificate of Incorporation of Moovies does not contain comparable provisions.

     Moovies' Rights Agreement. On December 20, 1996 the Moovies' Board of Directors adopted the Rights Agreement. Under the Rights Agreement, a dividend of one right ("Rights") to purchase a fraction of a share of a newly created class of preferred stock ("Participating Preferred Stock") was declared for each share of Moovies Common Stock outstanding at the close of business on December 31, 1996 (the "Record Time"). The Rights, which expire on December 31, 2006, may be exercised only if certain conditions are met. Upon announcement that any person has acquired beneficial ownership of 15% or more of the outstanding Moovies Common Stock (the "Flip-in Trigger"), then:

          (i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferee thereof will automatically become void; and

          (ii) each other Right will automatically become a right to buy, for the Exercise Price described below, that number of shares of Moovies Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

     Rights will separate from the Moovies Common Stock and become exercisable following the earlier of ("Separation Time"); (i) the date of the Flip-in Trigger or (ii) the tenth business day (or such later day as the Board of Directors may decide) after any person commences a tender offer that would result in such person acquiring beneficial ownership of 15% or more of the Moovies Common Stock. After the Separation Time, each Right will entitle the holder to purchase, for an exercise price of $30.00 ("Exercise Price"), a fraction of a share of Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Moovies Common Stock. After an Acquiring Person has become such, Moovies may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person (a "Flip-Over Transaction or Event") if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Board of Directors and, in the case of a merger will receive different treatment than all other stockholders unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of Moovies Common Stock of such other person having a market value of twice the Exercise Price. If any person acquires between 15% and 50% of the outstanding Moovies Common Stock, the Board of Directors may, in lieu of allowing Rights to be exercised, exchange each outstanding Right for one share of Moovies Common Stock or a fraction of a share of Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Moovies Common Stock.

     The Rights Agreement provides that, until the Separation Time (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Moovies Common Stock. Until the Separation Time (or earlier redemption or expiration of the Rights), new Moovies Common stock certificates issued after the Record Time upon transfer or new issuance of Moovies Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for the transfer of any certificates for Moovies Common Stock outstanding as of the Record Time, even without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Moovies Common Stock represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Moovies Common Stock as of the close of business on the Separation Time and such separate Rights Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on December 31, 2006, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of Moovies into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

     The Exercise Price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a stock dividend on, or a subdivision, combination or reclassification of, the Moovies Common Stock, or (ii) a distribution of securities or assets in respect of, in lieu of or in exchange for Moovies Common Stock (excluding regular periodic cash dividends or dividends payable in Moovies Common Stock).

     Shares purchasable upon exercise of the Rights will not be redeemable without the consent of the holders of such shares of Participating Preferred Stock. Each share of Participating Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of Moovies Common Stock (other than dividends or distributions paid in Moovies Common Stock). In the event of liquidation, the holders of the Participating Preferred Stock will be entitled to be paid an amount per share equal to the aggregate amount distributable upon such event to a holder of 100 shares of Moovies Common Stock (each as adjusted for any stock dividend, stock split or combination into a smaller number of shares). Each share of Participating Preferred Stock shall have 100 votes (as adjusted for any stock dividend, stock split or combination into a smaller number of shares) and shall vote as a class with the Moovies Common Stock voting on such matter. Finally, in the event of any merger, consolidation or other transaction in which Moovies Common Stock is exchanged, each share of Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Moovies Common Stock. Because of the nature of the shares of Participating Preferred Stock, dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Moovies Common Stock.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Moovies Common Stock, the Board of Directors of Moovies may exchange all (but not less than all) of the then outstanding Rights (other than Rights owned by such person or group which will have become void) at an exchange ratio of one share of Moovies Common Stock, or one one-hundredth of a share of Participating Preferred Stock, per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Moovies Common Stock or one one-hundredths of a share of Participating Preferred Stock equal to the Exchange Ratio.

     The Board of Directors may amend the Rights Agreement in any respect until a "Flip-in Trigger" has occurred. Thereafter, the Board of Directors may amend the Rights Agreement in any respect not materially adverse to Rights holders generally. The Rights may be redeemed by the Board of Directors, at any time, until a "Flip-in Trigger" has occurred, at a Redemption Price of $.001 per Right.

     On July 2, 1997 and October 27, 1997 the Moovies Board unanimously voted to approve the Merger and determined that Video Update was not an Acquiring Person under the Rights Agreement. The Rights will expire upon the consummation of the Merger. Video Update's Certificate of Incorporation does not contain a comparable provision, and Video Update does not have a similar Rights Plan.

     The foregoing summary does not purport to be a complete statement of the rights of holders of Video Update Common Stock and Moovies Common Stock under, and is qualified in its entirety by reference to, the DGCL, the respective Certificates of Incorporation and Bylaws of Video Update and Moovies and the Video Update and Moovies Rights Agreements. See "Description of Video Update Capital Stock" for a summary of certain other provisions relating to the Video Update Common Stock.

             PROPOSAL TO TERMINATE AND CANCEL THE ESCROW AGREEMENT

     At the Video Update Special Meeting, Video Update stockholders will be asked to vote upon and approve the Escrow Proposal, which would approve the termination and cancellation of the Escrow Agreement.

     THE APPROVAL OF BOTH (i) THE MERGER PROPOSAL AND (ii) THE ESCROW PROPOSAL TERMINATING THE ESCROW AGREEMENT, IS A PRECONDITION TO THE OBLIGATIONS OF VIDEO UPDATE UNDER THE MERGER AGREEMENT AND CONSUMMATION OF THE MERGER. THE CONVERSION OF THE VIDEO UPDATE CLASS B COMMON STOCK IN ACCORDANCE WITH THE UNDERTAKING AGREEMENT DESCRIBED BELOW ALSO IS A PRECLOSING CONDITION OF MOOVIES UNDER THE MERGER AGREEMENT. (THE ESCROW PROPOSAL IS A CONDITION TO MOOVIES' OBLIGATION TO CLOSE DUE TO MOOVIES' REQUIREMENT THAT ALL VIDEO UPDATE CLASS B COMMON STOCK PREFERENTIAL VOTING RIGHTS BE EXTINGUISHED THROUGH CONVERSION TO VIDEO UPDATE COMMON STOCK. NEGOTIATIONS AMONG THE OUTSIDE DIRECTORS AND THE VIDEO UPDATE CLASS B COMMON STOCK SHAREHOLDERS RESULTED IN THE VIDEO UPDATE CLASS B COMMON STOCK SHAREHOLDERS AGREEING TO CONVERT THEIR VIDEO UPDATE CLASS B COMMON STOCK ONLY IF 90% OF THE ESCROW SHARES WERE RELEASED TO THE CURRENT VIDEO UPDATE CLASS B COMMON STOCK SHAREHOLDERS.) ACCORDINGLY, IF THE ESCROW PROPOSAL IS NOT APPROVED, THE MERGER WILL NOT BE CONSUMMATED UNLESS THE ESCROW PROPOSAL CONDITION IS WAIVED BY BOTH MOOVIES AND VIDEO UPDATE, WHICH MANAGEMENT OF VIDEO UPDATE AND MOOVIES CONSIDERS UNLIKELY GIVEN THE NEGOTIATIONS THAT RESULTED IN THE EXECUTION OF THE MERGER AGREEMENT. VIDEO UPDATE HAS AGREED TO PAY A TERMINATION FEE OF $400,000 TO MOOVIES IF THE ESCROW PROPOSAL IS NOT APPROVED BY VIDEO UPDATE STOCKHOLDERS.

     Pursuant to the Escrow Agreement, no shares of Video Update Common Stock or Video Update Class B Common Stock held by any of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President, or Daniel C. Howard, Video Update's Chief Operating Officer, will be voted on or for the Escrow Proposal.

BACKGROUND

     The following description of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement, which is listed as an Exhibit to the Registration Statement. The following is a summary of the material terms and does not purport to be a complete statement of the terms and conditions of the Escrow Agreement. Stockholders of Video Update should read the Escrow Agreement in its entirety. Copies of the Exhibits to the registration Statement and other information filed by Video Update and Moovies with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549. In addition, Video Update and Moovies are each required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Each of Video Update Common Stock and Moovies Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning Video Update and Moovies can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. See "Available Information."

     All of Video Update's 2,000,000 authorized and outstanding shares of Video Update Class B Common Stock are held by Messrs. Potter, Bedard and Howard (individually or beneficially).

     The Escrow Agreement, by and among Video Update, American Stock Transfer & Trust Company, Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President, and Daniel Howard, Video Update's Chief Operating Officer, was entered into in July 1994 as a condition to Video Update's initial public offering, which was underwritten by Blair. Pursuant to the Escrow Agreement, the Escrow Shares (1,300,000 of the 2,000,000 outstanding shares of Video Update Class B Common Stock) are being held in escrow and are not assignable or transferable until such time, if ever, as the

Escrow Shares are released from escrow in accordance with the Escrow Agreement. The Escrow Shares (Video Update Class B Common Stock) may be voted while in escrow and carry five votes per share. Video Update Common Stock carries one vote per share. The Escrow Shares may be released, in two tiers, if Video Update achieves certain income levels initially set in the Escrow Agreement and adjusted after that time for subsequent stock issuances. A stockholder's rights to his Escrow Shares are not affected by any change in his status as an employee, officer or director of, or his relationship with, Video Update, and, in the event of such stockholder's death, the terms of the Escrow Agreement will be binding on such stockholder's executor, administrator, estate and legatees.

     The Escrow Shares would be released from escrow if and only if Video Update's Minimum Pretax Income (as defined below, which definition causes the adjustments set forth herein) meets or exceeds certain targets described below:

     Under the Escrow Agreement, "Minimum Pretax Income" means for any fiscal year Video Update's net income before provision for income taxes and exclusive of any extraordinary earnings or charges that would result from the release of the Escrow Shares, all as audited by Video Update's independent auditors. The Minimum Pretax Income amounts set forth in the Escrow Agreement are subject to adjustment (proportional increase) for additional shares of Video Update Common Stock issued (other than in connection with stock dividends, stock splits of similar events) after the execution of the Escrow Agreement. The Minimum Pretax Income "Original Targets" set forth below have been adjusted to reflect subsequent issuances of securities by Video Update (including securities issued in connection with acquisitions) and are referred to below as "Targets Prior to the Merger".

     Pursuant to the Escrow Agreement, 700,000 of the 1,300,000 Escrow Shares would be released from escrow if and only if Video Update's Minimum Pretax Income meets or exceeds the following targets as set forth on the table below:

        ESCROW AGREEMENT TARGET FOR RELEASE OF 700,000 ESCROW SHARES(1)

                                                                              TARGETS
                                                              ORIGINAL       PRIOR TO
                                                              TARGETS       THE MERGER
                                                             ----------     -----------
        Year Ended April 30, 1995..........................  $2,000,000     $ 2,025,211
        Year Ended April 30, 1996..........................   2,700,000       8,722,578
        Year Ended April 30, 1997..........................   4,000,000      20,401,502
        Year Ended April 30, 1998..........................   5,500,000      33,127,751

     All Escrow Shares would be released from escrow if and only if Video Update's Minimum Pretax Income meets or exceeds the following targets:

            ESCROW AGREEMENT TARGET FOR RELEASE OF ALL ESCROW SHARES

                                                                              TARGETS
                                                              ORIGINAL       PRIOR TO
                                                              TARGETS       THE MERGER
                                                             ----------     -----------
        Year Ended April 30, 1995..........................  $3,300,000     $ 3,341,599
        Year Ended April 30, 1996..........................   3,300,000      10,660,928
        Year Ended April 30, 1997..........................   5,000,000      25,501,877
        Year Ended April 30, 1998..........................   6,700,000      40,355,624

---------------
(1) Alternatively, under the Escrow Agreement, the Escrow Shares could have been released if certain stock price targets, calculated using averages in excess of $15.00 and $22.00 per share, for each respective tier (which target was subject to adjustment in the event of any stock split, dividend or distribution, reverse stock split or similar event) for 20 consecutive trading days at any time prior to July 19, 1997 had been achieved. The stock price targets described in the Escrow Agreement were not attained.

     All Escrow Shares remaining in escrow on July 31, 1998 will be forfeited and then canceled and contributed to Video Update's capital. Therefore, if Video Update does not achieve the targets described above for fiscal 1998 (or previous fiscal years by means of a transaction accounted for under the pooling of interests method), the Escrow Shares will be forfeited and canceled. As stated above, until that time, such Escrow Shares can continue to be voted (carrying five votes per share) on all matters requiring a vote of Video Update stockholders, including but not limited to, the election of directors and amendments to Video Update's Certificate of Incorporation and Bylaws. After July 31, 1998, if the Escrow Shares are canceled or forfeited in accordance with the Escrow Agreement, only the remaining 700,000 shares of Video Update Class B Common Stock would remain outstanding and could continue to carry five votes per share, unless converted at the option of the stockholder (in his sole discretion) or by operation of law in accordance with Video Update's Certificate of Incorporation.

     Video Update's "Minimum Pretax Income" for the years ended April 30, 1995, 1996, and 1997 was $427,000, $2,821,000, and $7,962,000 respectively. These results are substantially below the targets (as adjusted) set forth in the Escrow Agreement. The adjusted Targets Prior to the Merger for Minimum Pretax Income for the year ended April 30, 1998 would be $33,127,751 (for release of the first tier of 700,000 Escrow Shares) and $40,355,624 (for release of all Escrow Shares) (or $54,728,623 for release of all Escrow Shares, adjusted for the Video Update Common Stock issued in connection with the Merger, if the Escrow Agreement were not terminated and canceled). Therefore, for the Escrow Shares to be released in accordance with the Escrow Agreement -- even before adjusting the income targets for shares issued in the Merger -- the Minimum Pretax Income for the fiscal year ended April 30, 1998 would have to equal $40,355,624 (which would represent an increase of approximately 500% over Minimum Pretax Income for fiscal 1997).

     The Minimum Pretax Income levels set forth above, which were originally determined by negotiations between Video Update and Blair prior to Video Update's initial public offering, could be achieved only through prospective Video Update earnings in fiscal 1998, or through an acquisition or merger involving Video Update that is accounted for using the pooling of interests method of accounting, which accounting method could allow for the restatement of earnings for previous periods and could allow for the attainment of earnings targets for previous fiscal years. Video Update currently has no plans for such an acquisition or purchase.

     The Escrow Agreement may not be modified, altered or amended in any material respect or canceled or terminated except with (i) the prior written consent of Blair and (ii) the prior consent of the holders of the majority of the outstanding shares of Video Update Common Stock, other than shares of Video Update Common Stock or Video Update Class B Common Stock held or beneficially owned by Messrs. Potter, Bedard or Howard.

     Stockholders of Video Update should note that the Securities and Exchange Commission has adopted a position with respect to arrangements such as the Escrow Agreement. The position provides that in the event any shares are released from escrow to Video Update stockholders who are officers, directors, consultants or employees of Video Update, a non-cash compensation expense will be recorded for financial statement purposes. Therefore, upon the consummation of the Merger and the release of the Escrow Shares, Video Update will recognize at the time of such release a substantial one-time, non-cash, non-tax deductible charge for compensation expense estimated at 2,667,600 (assuming closing sale price of $2.28 for Video Update Common Stock as of January 20, 1998) that would have the effect of substantially reducing or eliminating earnings, if any, at the time of such release. The compensation will be treated as a contribution to paid-in-capital. The compensation expense will not be deductible for tax purposes and will result in a permanent book to tax difference. Although the amount of compensation expense recognized by Video Update will not affect its total stockholders' equity or cash flow, it may have a depressive effect on the market price of Video Update's securities.

TERMINATION OF THE ESCROW AGREEMENT AND THE EFFECTIVENESS OF THE UNDERTAKING AGREEMENT

     The conversion, at the Effective Time, of all outstanding shares of Video Update Class B Common Stock (including the 1,300,000 Escrow Shares as well as 700,000 additional shares of Video Update Class B Common Stock not subject to an escrow or encumbrance of any kind) into Video Update Common Stock on a

1:1 basis is a condition to the obligations of Moovies to consummate the transaction (the "Moovies Conversion Condition").

     In connection with the Moovies Conversion Condition, Moovies, Video Update and the holders of the Video Update Class B Common Stock have agreed that all Video Update Class B Common Stock will be converted automatically at the Effective Time into Video Update Common Stock on a 1:1 basis in accordance with the Undertaking Agreement by and among Video Update, Moovies, Daniel A. Potter, Video Update's Chairman and Chief Executive Officer, John M. Bedard, Video Update's President and Daniel C. Howard, Video Update's Chief Operating Officer, which agreement would become effective at the Effective Time. The Undertaking Agreement provides that the Escrow Agreement be terminated and cancelled in conjunction with the agreement of Messrs. Potter, Bedard and Howard to convert all Video Update Class B Common Stock held by them (including 700,000 of such shares not subject to escrow or encumbrance of any kind) and to comply with certain other conditions described below.

     The Undertaking Agreement also provides that all Video Update Class B Common Stock will be converted automatically at the Effective Time into Video Update Common Stock on a 1:1 basis, without any further action or consent on the part of Messrs. Potter, Bedard or Howard. However, 10% or 130,000 of the 1,300,000 Escrow Shares will be canceled, forfeited and of no further force or effect. Therefore, only an aggregate of 1,870,000 of the 2,000,000 shares of the Video Update Class B Common Stock will be converted into outstanding shares of Video Update Common Stock. Additionally, pursuant to the Undertaking Agreement, Video Update and Messrs. Potter, Bedard and Howard have agreed that effective upon and at the Effective Time, neither Video Update nor any of its subsidiaries will grant or award to any of Messrs. Potter, Bedard or Howard, until after the eighteen month anniversary of the Effective Time, any additional options, warrants, or securities convertible into or exchangeable for, any capital stock of Video Update (provided that nothing in the Undertaking Agreement will affect in any way any outstanding options, warrants or existing similar rights held or accorded to any of such stockholders). In addition, pursuant to the Undertaking Agreement, Messrs. Potter, Bedard and Howard also have agreed not to sell or transfer any of the 1,170,000 converted Escrow Shares for a period of two years from the Effective Time, except in connection with the acquisition of Video Update by a third party, of which no assurance, representation or warranty is given or suggested.

     The terms of the Undertaking Agreement were developed in response to the Moovies Conversion Condition and were determined by negotiations with Messrs. Potter, Bedard, and Howard and Video Update's Board of Directors and discussions with Blair. Video Update consulted Blair regarding their consent to the termination of the Escrow Agreement; and the issuance of a fairness opinion on the terms of the Undertaking Agreement was required by Blair for such consent.

     As indicated above, the Escrow Agreement may not be modified, altered or amended in any material respect or canceled or terminated except with (i) the prior written consent of Blair and (ii) the prior consent of the holders of the majority of the outstanding shares of Video Update Common Stock, other than shares of Video Update Common Stock or Video Update Class B Common Stock held by Messrs. Potter, Bedard or Howard. Blair has consented to the termination of the Escrow Agreement upon the effectiveness of the Undertaking Agreement, which consent (the "Blair Consent") is annexed to the Undertaking Agreement. Blair has advised Video Update that its consent is being provided solely for purposes of allowing the holders of Video Update Common Stock (excluding any of such shares held by Messrs. Potter, Bedard or Howard) to vote on the Escrow Proposal and should not be considered or construed as an approval by Blair or an opinion of Blair as to the fairness of the Escrow Proposal or the Undertaking Agreement to Video Update or its stockholders. Each of Video Update and Messrs. Potter, Bedard, and Howard have agreed to indemnify Blair for any damages or liability arising from the Blair Consent. Video Update also has agreed to reimburse Blair for its legal fees incurred in connection with the Blair Consent. Blair is receiving no other fee or consideration for the Blair Consent.

     The foregoing description of the Undertaking Agreement is qualified in its entirety by reference to the Undertaking Agreement, which is attached hereto as Annex E. The foregoing is a summary and does not

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

purport to be a complete statement of the terms and conditions of the Undertaking Agreement. Stockholders of Video Update should read such agreement in its entirety.

     On October 23, 1997, Asensio & Company delivered its oral opinion to the Board of Directors of Video Update to the effect that, as of such date, the terms and conditions of the Undertaking Agreement were fair from a financial point of view to the holders of Video Update Common Stock. Asensio & Company confirmed its opinion in writing on October 27, 1997, based upon and subject to the factors and assumptions set forth therein.

     THE FULL TEXT OF THE WRITTEN OPINION OF ASENSIO & COMPANY, DATED OCTOBER 27, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED HERETO AS ANNEX C TO THE JOINT PROXY/STATEMENT PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY ASENSIO & COMPANY AND IS QUALIFIED BY REFERENCE TO THE WRITTEN OPINION OF ASENSIO & COMPANY SET FORTH AS ANNEX C HERETO. STOCKHOLDERS OF VIDEO UPDATE ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with the opinion attached hereto as Annex C, Asensio & Company reviewed and analyzed among other things, (i) the Undertaking Agreement;
(ii) the Escrow Agreement; (iii) relevant provisions of the Merger Agreement,
(iv) Video Update's Restated Certificate of Incorporation, dated December 31, 1996; (v) Video Update's Quarterly Report on Form 10-Q for the quarters ended July 31, 1997; (vi) Video Update's Annual Report on Form 10-K for the fiscal year ended April 30, 1997; (vii) Video Update's Quarterly Report on Form 10-QSB for the quarter ended January 31, 1997; (viii) Video Update's Proxy Statement, dated November 13, 1996; (ix) Video Update's (prospectus) Registration Statement on Form S-3, dated September 27, 1996; (x) the Blair Consent; and (xi) certain non-public financial forecasts and analyses for Video Update, prepared by Video Update's management regarding its internal financial projections on a stand-alone basis, cost savings and net income after the Merger. Video Update imposed no limitation on the scope of Asensio & Company's studies or analyses.

     Asensio & Company relied, without verification, on the accuracy and completeness of Video Update's financial statements and other information provided by Video Update. In that regard, Asensio & Company relied on Video Update's management as to the reasonableness of the information provided. Asensio & Company was not engaged to, nor did it, provide financial advice or other service to any of the parties to the Undertaking Agreement or the Merger Agreement as to any part of the transactions contemplated thereby, including but not limited to, the number of Escrow Shares to be released following termination of the Escrow Agreement to Messrs. Potter, Howard, and Bedard. Asensio & Company reviewed certain non-public financial forecasts and analyses for Video Update, prepared by Video Update's management regarding its internal financial projections on a stand-alone basis, cost savings and net income after the Merger, and considered the likelihood that based on the income targets set forth in the Escrow Agreement, the Escrow Shares may otherwise have to be forfeited on July 31, 1998.

     The following is a summary of the analyses of certain factors used by Asensio & Company in connection with providing its oral opinion to the Video Update Board of Directors on October 23, 1997. Asensio & Company used the same types of analyses of factors in connection with providing the written opinion attached hereto as Annex C.

     Materiality. Following the Merger, approximately 29.3 million shares of Video Update Common Stock will be outstanding. The shares of Video Update Class B Common Stock represent approximately 35.5% of the voting rights of Video Update's capital stock prior to the Merger. Following the Merger, the Escrow Shares released upon termination and cancellation of the Escrow Agreement will represent only approximately 4.0% (1,170,000/29,300,000) of such voting rights. Therefore, the relative impact of the release of such shares on Video Update's post-merger book value per share and earnings per share is immaterial in the opinion of Asensio & Company when compared with the substantial "super" voting rights extinguished upon conversion

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

of such shares. Moreover, the materiality of the Undertaking Agreement, in the context of the overall transactions contemplated by the Merger Agreement, is not significant.

     Dilution. Investment bankers for each of Moovies and Video Update have concluded that the Exchange Ratio is fair from a financial point of view, as more specifically described in their opinions, although neither opinion addresses the fairness of the terms of the Undertaking Agreement. Given the materiality considerations described above, in the opinion of Asensio & Company, if the Exchange Ratio in the Merger Agreement is fair assuming the release of all Escrow Shares, then the Exchange Ratio also would be fair if 90% of such Escrow Shares were to be released.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth above, without considering Asensio & Company's analysis as a whole, could create an incomplete view of the premises underlying the opinion of Asensio & Company. In arriving at its fairness opinion, Asensio & Company considered all of its analyses and did not assign relative weights to any of the analyses.

     The analyses were prepared solely for purposes of Asensio & Company providing its opinion to Video Update's Board of Directors as to the fairness of the Undertaking Agreement and do not purport to be an appraisal or to necessarily reflect the value of the Escrow Shares. Analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based on numerous factors, neither Video Update nor Asensio & Company assumes responsibility if future results are different from those projected. Asensio & Company's opinion necessarily was based on the economic market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. As described above under the caption "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors," Asensio & Company's opinion to the Video Update Board of Directors was one of many factors taken into account by the Video Update Board in making its determination to approve the issuance of Video Update Common Stock in connection with the Merger Agreement, the recommendation of the Escrow Proposal, and the approval of the Undertaking Agreement. In addition, the terms of the Undertaking Agreement were determined by negotiations among Messrs. Potter, Bedard, and Howard on the one hand and outside members of Video Update's Board of Directors on the other, as approved by the Video Update Board. Although Asensio & Company advised the Video Update Board as to the fairness of the terms of the Undertaking Agreement, the decision to enter into the Undertaking Agreement was solely that of the Video Update Board.

     Asensio & Company is a registered securities dealer engaged, among other things, in the analysis of merger and acquisition transactions and the valuation of securities and assets. Video Update selected Asensio & Company as an advisor because Asensio & Company is a recognized investment banking firm with substantial experience in merger transactions and agreements similar to the Undertaking Agreement and the Merger Agreement.

     Pursuant to a letter agreement, dated July 2, 1997 (the "Asensio Letter"), Video Update engaged Asensio & Company to act as an advisor in connection with the Escrow Proposal and Undertaking Agreement. Under the terms of the Asensio Letter, Video Update agreed to pay Asensio & Company $10,000 upon signing of such letter and $10,000 upon delivery of its written opinion. Video Update also agreed to reimburse Asensio & Company for its reasonable out-of-pocket expenses and to indemnify Asensio & Company against liabilities arising from its services provided under the Asensio Letter.

     Video Update's Board of Directors believes that the Escrow Proposal is necessary to facilitate satisfaction of the Moovies Conversion Condition. The Board also believes that because Messrs. Potter, Bedard and Howard (i) will not be eligible to receive options or warrants until after the 18 month period following the Effective Time, and (ii) have agreed not to sell or transfer any of the 1,170,000 converted Escrow Shares for a two year period, they will have incentives to work toward the enhancement of value of their existing shareholdings, thereby aligning the long term interests of the holders of Video Update Class B Common Stock with those of other stockholders. Furthermore, the Board of Directors considered that (i) the Escrow Agreement income targets correspond to an April 30 fiscal year and (ii) cancellation of the Escrow

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

Agreement would facilitate changing Video Update's fiscal year end to December 31 or January 31, although no assurances can be given. Substantially all of Video Update's competitors operate on a December 31 fiscal year end and adoption of such a year end could facilitate analyst comparisons of such companies and Video Update. Termination and cancellation of the Escrow Agreement would allow Video Update to consider such a change in fiscal year end, although no assurances can be given.

     VIDEO UPDATE'S BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE ESCROW PROPOSAL. MESSRS. POTTER, BEDARD, AND HOWARD, THE HOLDERS OF THE ESCROW SHARES, HAVE ABSTAINED FROM THE VOTE AND RECOMMENDATION OF THE VIDEO UPDATE BOARD.

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

                       PROPOSAL FOR ELECTION OF DIRECTORS

     At the Video Update Special Meeting, Video Update stockholders will be asked to consider and vote upon the election of seven (7) directors. Each director of Video Update will be elected for a period of one year and serves until his or her successor is duly elected by the stockholders, provided, that if the Merger is consummated, at the Effective Time, the Board of Directors of Video Update will be comprised of the following seven persons: Messrs. Potter, Bedard, Howard, Kelnberger and Patriacca (all of whom are currently directors of Video Update) and F. Andrew Mitchell and Theodore J. Coburn (each of whom are currently directors of Moovies, hereafter referred to as the "Moovies Designees.") Each of Mr. Yager and Ms. Vaughn, currently Video Update directors, have agreed to resign at the Effective Time. The Moovies Designees shall be elected to the Nominating Committee of the Board of Directors so long as they remain directors of Video Update. Following the Effective Time, such Nominating Committee shall be comprised solely of the Moovies Designees and one designee of Video Update. The Nominating Committee shall have the right to nominate two additional members of the Board of Directors, which, if necessary, shall be expanded to nine persons by the full Board of Directors to include such two additional nominees. Vacancies and newly created Directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of directors then remaining in office. Officers are elected by and serve at the discretion of the Board of Directors, subject to their employment agreements.

     Shares represented by all proxies received by the Board of Directors and not marked so as to withhold authority to vote for individual directors, or for all directors, will be voted (unless one or more nominees are unable or unwilling to serve) for the election of the nominees named below. The Board of Directors knows of no reason why any such nominee should be unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person or for fixing the number of directors at a lesser number.

BACKGROUND

     The following table sets forth the year each nominee director was elected a director and the age, positions and offices currently held by each director:

                                                 YEAR NOMINEE
                                                 FIRST BECAME
NAME                                       AGE     DIRECTOR                    POSITION
-----------------------------------------  ----  ------------   --------------------------------------
Daniel A. Potter.........................    40      1983       Chairman and Chief Executive Officer
John M. Bedard...........................    40      1983       President and Director
Daniel C. Howard.........................    35      1994       Chief Operations Officer and Director
Robert E. Yager..........................    32      1994       Regional Manager of
                                                                Store Operations and Director
Jana Webster Vaughn......................    33      1994       Director
Paul M. Kelnberger.......................    54      1994       Director
Bernard Patriacca........................    53      1997       Director

     VIDEO UPDATE'S BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF EACH OF THE ABOVE NAMED NOMINEE DIRECTORS.

     The following is a brief summary of the background of each nominee director, executive officer, and significant employee of Video Update:

     DANIEL A. POTTER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER. Mr. Potter co-founded Video Update in 1983 and has served as Video Update's Chairman and Chief Executive Officer since its inception. Mr. Potter devised, initiated, and structured the franchising strategy implemented by Video Update and is primarily responsible for Video Update's financial and strategic planning. Mr. Potter is the brother-in-law of Robert E. Yager, a Regional Manager of Store Operations and Director of Video Update. Mr. Potter holds a B.A. degree from the University of Minnesota and a J.D. degree from William Mitchell College of Law.

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

     JOHN M. BEDARD, PRESIDENT AND DIRECTOR. Mr. Bedard co-founded Video Update in 1983 with Mr. Potter and has served as Video Update's President and as a Director since its inception. Mr. Bedard, together with Mr. Potter, devised and implemented Video Update's real estate development program and operations. Mr. Bedard is the brother of Richard Bedard, an Executive Vice President of Video Update.

     DANIEL C. HOWARD, CHIEF OPERATIONS OFFICER AND DIRECTOR. Mr. Howard has served as Video Update's Chief Operations Officer since 1990, has coordinated Video Update's operations since 1983, and has served as a Director since August 1994. He holds a B.S. degree from the University of Minnesota School of Management. Mr. Howard is a member of the audit and executive compensation committees.

     STEPHEN L. REYNOLDS, CHIEF FINANCIAL OFFICER. Mr. Reynolds has served as Video Update's Chief Financial Officer since January 6, 1998. From August 1995 to January 5, 1998, Mr. Reynolds served as Vice President and Controller of Moovies, Inc. From 1987 to 1995, Mr. Reynolds was a Senior Manager with KPMG Peat Marwick LLP in Greenville, South Carolina. Mr. Reynolds holds a B.A. degree from Furman University and is a Certified Public Accountant.

     RICHARD BEDARD, EXECUTIVE VICE PRESIDENT. Mr. Bedard has served as an Executive Vice President of Video Update since September 1995. From 1986 to 1995, he served as Video Update's Vice President of Franchise Development. Mr. Bedard is the brother of John M. Bedard, Video Update's President and a Director.

     BRUCE D. CARLSON, VICE PRESIDENT OF REAL ESTATE. Mr. Carlson has served as Video Update's Vice President of Real Estate Operations since 1990. From 1984 to 1990, Mr. Carlson held the positions of Director of Advertising and Regional Corporate Store Manager.

     MICHAEL G. SCHIFSKY, VICE PRESIDENT OF STORE DEVELOPMENT. Mr. Schifsky has served as Vice President of Store Development since rejoining Video Update in 1990. Mr. Schifsky has also served as a District Manager of Video Update from 1984 to 1988. From 1988 to 1990, he was the principal stockholder of Bankshot Investments, Inc., a privately held company engaged in the development of billiard facilities.

     ROBERT E. YAGER, REGIONAL MANAGER OF STORE OPERATIONS AND DIRECTOR. Mr. Yager has served as a Regional Manager of Store Operations since August 1997 and as a Director since August 1994. Mr. Yager served as a Vice President of Store Operations from November 1995 to August 1997 From September 1994 to November 1995, Mr. Yager served as a Regional Manager of Video Update. Prior to that time, since 1989, Mr. Yager owned and operated two franchised Video Update superstores in the Twin Cities area, until such store operations were purchased by Video Update in September 1994. From 1984 to 1989, Mr. Yager was a computer programmer for a division of NCR Corporation. Mr. Yager holds an Associate's degree from Northwestern Electronic Institute in Minneapolis, Minnesota. Mr. Yager is the brother-in-law of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer. See "Certain Relationships and Related Transactions."

     PAUL M. KELNBERGER, DIRECTOR. Mr. Kelnberger has served as a Director since August 1994. Mr. Kelnberger has been a member of Johnson, West & Co., PLC ("Johnson, West & Co."), a certified public accounting firm with its principal offices in St. Paul, Minnesota, since 1975. In addition, since November 1995 Mr. Kelnberger has served as a Director of Leuthold Funds, a publicly held mutual fund. Johnson, West & Co. performed auditing services for Video Update prior to the fiscal year ended April 30, 1993. Since that time, Johnson West & Co. has provided and continues to provide to Video Update accounting services in connection with Video Update's acquisitions and for tax return preparation services. Mr. Kelnberger has significant franchise and retail company accounting experience. Mr. Kelnberger is a certified public accountant and holds a Certificate of Accounting from the Academy of Accountancy in Minneapolis, Minnesota. He chairs the Board's audit committee and is a member of the executive compensation committee. See "Certain Relationships and Related Transactions."

     JANA WEBSTER VAUGHN, DIRECTOR. Ms. Vaughn has served as a Director since August 1994. Since September 1997, Ms. Vaughn has served as the Executive Director of the Metropolitan Public Airport Foundation, a non-profit corporation handling special projects for airports in the Minneapolis-St. Paul metropolitan area. From June 1995 to August 1997, Ms. Vaughn was the Director of Marketing and

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

Development of Adoptive Families of America, a non-profit, national education, legislation and advocacy organization. From May 1992 to July 1995, Ms. Vaughn was the Executive Director of the Greater Anoka County, Minnesota Humane Society. From 1989 to 1992, she served as Special Projects Manager for KARE 11 Television, a network television station in Minneapolis, Minnesota. Ms. Vaughn holds a B.A. degree from the University of Minnesota. Ms. Vaughn is a member of the audit and executive compensation committees.

     BERNARD PATRIACCA, DIRECTOR. Mr. Patriacca has served as a Director since April 1997. Since November 1997, he has served as the Vice President and Controller of Summit Technology, Inc., a publicly held developer, manufacturer and seller of opthalmic laser systems and related products designed to correct vision disorders. Since 1994, he also has served as Vice President of Errands Etc., Inc., a privately held homeowner's personal service company. From 1973 to 1991, Mr. Patriacca served in various capacities at Dunkin' Donuts Incorporated, including Chief Financial Officer and Director. From 1991 to 1994, Mr. Patriacca held senior financial management positions at several privately held consumer services companies. He also serves as a director of Smith-Midland Corporation, a publicly held developer and manufacturer of precast concrete products. Mr. Patriacca is a certified public accountant and holds Bachelor's and Master's degrees in finance and accounting from Northeastern University.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) ("Section 16(a)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires executive officers and directors, and persons who beneficially own more than ten percent (10%) of Video Update's Common Stock, to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 with the Securities and Exchange Commission (the "SEC") and any national securities exchange on which Video Update's securities are registered. Executive officers, directors and greater than ten percent (10%) beneficial owners are required by SEC regulations to furnish Video Update with copies of all Section 16(a) forms they file.

     Based solely on a review of the copies of such forms furnished to Video Update and written representations from the executive officers and directors that no other reports were required, Video Update believes that during fiscal 1997, its executive officers, directors and greater than ten percent (10%) beneficial owners complied with all applicable Section 16(a) filing requirements.

COMMITTEES OF THE BOARD; BOARD MEETINGS

     The Board of Directors established an Audit Committee and an Executive Compensation Committee in August 1994. Members of the Audit Committee are Daniel
C. Howard, Video Update's Chief Operations Officer, Jana Webster Vaughn and Paul
M. Kelnberger. The purpose of the Audit Committee is to (i) review Video Update's financial results and recommend the selection of Video Update's independent auditors; (ii) review the effectiveness of Video Update's accounting policies and practices, financial reporting and internal controls; and (iii) review the scope of independent audit coverages, the fees charged by the independent auditors, any transactions which may involve a potential conflict of interest, and internal control systems. The Audit Committee met twice during fiscal 1997.

     The Executive Compensation Committee consists of Messrs. Howard and Kelnberger and Ms. Vaughn. The Executive Compensation Committee has responsibilities that include, but are not limited to, the following: (i) reviewing Video Update's executive compensation policy to ensure that the policy appropriately rewards Video Update's Chief Executive Officer and President for their contributions; (ii) establishing the total compensation, annual bonus, and salary range for Video Update's Chief Executive Officer and President, and appraising the performance of each. During fiscal 1996, Mr. Kelnberger and Ms. Vaughn were responsible for administering Video Update's 1994 Stock Option Plan (the "1994 Plan"), and 1995 Stock Option Plan (the "1995 Plan") (the 1994 Plan, and 1995 Plan together with the 1996 Plan are often collectively referred to herein as the "Stock Option Plans" or the "Plans"), including the timing, pricing, and amount of option grant awards under such plans. The Executive Compensation Committee met once during fiscal 1997. The full Board administered the Plans and the 1994 Formula Stock Option Plan (the "Formula Plan") for fiscal year 1997.

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

     The Board of Directors also established, in August 1994, an Executive Committee consisting of Messrs. Potter and John Bedard. The Executive Committee has and exercises all the powers and authority of the Board of Directors in the management and affairs of Video Update, including, without limitation, the power to issue stock and declare dividends, all as set forth in Section 141 of Delaware General Corporation Law, as amended. The Executive Committee did not formally meet during fiscal 1997. All corporate actions required to be voted on by the Executive Committee were undertaken by written consents.

     The Board of Directors also established, in December 1996, a Nominating Committee consisting of Mr. Kelnberger and Ms. Vaughn. The Nominating Committee's responsibilities include (i) recommending to the Board the state of nominees of directors to be elected to fill new board positions or vacancies and
(ii) the directors to be selected for membership on various board committees. The Nominating Committee met once during fiscal year 1997. The Moovies Designees shall be elected to the Nominating Committee of the Board of Directors so long as they remain directors of Video Update. Following the Effective Time, such Nominating Committee shall be comprised solely of the Moovies Designees and one designee of Video Update. The Nominating Committee shall have the right to nominate two additional members of the Board of Directors, which, if necessary, shall be expanded by the full Board of Directors to include such two additional members.

     During fiscal 1997, no director attended fewer than 75% of the aggregate total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board on which he or she served; Mr. Patriacca, who was elected in April 1997 attended all meetings of the Board of Directors following his election.

DIRECTOR NOMINEES UPON CONSUMMATION OF THE MERGER

     If the Merger is consummated, at the Effective Time, the Board of Directors of Video Update will be comprised of five current members of the Video Update Board and the two Moovies Designees, as described above. Mr. Yager and Ms. Vaughn, currently Video Update Directors, have agreed to resign at the Effective Time. The following two individuals, who are currently directors of Moovies, will become directors of Video Update following the Effective Time and will be elected by Video Update's Board of Directors. Video Update stockholders will not be asked to vote on these nominees.

     F. ANDREW MITCHELL. F. Andrew Mitchell has served as Chief Financial Officer and as a Director of Moovies since March 1995. From 1987 to March 1995 Mr. Mitchell was a partner with KPMG Peat Marwick LLP and was managing partner of the 70-person Greenville, South Carolina office for the last three and a half years. During his 20-year career with KPMG he had extensive experience serving public and privately-held clients in the financial institution, entertainment and franchise restaurant industries. He graduated in 1975 from the University of Cincinnati with a B.B.A in accounting.

     THEODORE J. COBURN. Theodore J. Coburn became a director of Moovies in June 1995. Since 1991, Mr. Coburn has been a partner and a director of Brown, Coburn & Co., an investment banking firm. From 1986 until 1991, he was a Managing Director of Global Equity Transactions and a member of the Board of Directors of Prudential Securities. From 1983 to 1986 Mr. Coburn served as Managing Director of Merrill Lynch Capital Markets. Mr. Coburn received his B.S. from the University of Virginia in 1975 and an M.B.A. from Columbia University Graduate School of Business in 1978. Mr. Coburn serves as a director of Sage Analytics International ("Sage"), Nicholas-Applegate Growth Equity Fund, the Emerging Germany Fund, and Premiere Radio Networks, Inc. ("Premiere"), serves as a trustee of Nicholas-Applegate Mutual Funds, and serves on the compensation committees of Moovies, Sage and Premiere.

     Notwithstanding anything to the contrary set forth in any of Video Update's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the following Report of the Video Update Compensation Committee and Performance Graph shall not be incorporated by reference into any such filings.

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

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Set forth below is the report of Video Update's Compensation Committee regarding executive compensation:

              REPORT OF THE VIDEO UPDATE COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

  Overview

     The Executive Compensation Committee of the Board of Directors of Video Update, Inc. is composed of two non-employee directors and one employee director. The Executive Compensation Committee reviews the compensation of Video Update's Chief Executive Officer and its President at least annually. The Executive Compensation Committee believes the actions of the top two executives of Video Update have a profound impact on the short-term and long-term profitability of the company. Therefore, the Executive Compensation Committee gives significant attention to the design of Video Update's compensation package for such individuals.

     Video Update's compensation package consists of two parts and is relatively simple in design. The two primary parts are a base salary and stock-based incentive compensation. No significant perquisites other than automobile expenses and insurance are provided to the two executive officers.

  Base Salary

     The Executive Compensation Committee believes it is important for the two executive officers of Video Update to receive acceptable salaries so that Video Update can recruit and retain the talent it needs. In setting salaries, the Executive Compensation Committee takes into consideration the individual employee's performance, length of service to Video Update, and a subjective judgment regarding the impact the individual has on Video Update. The base salary for each executive officer set forth in their respective employment agreements was set on a subjective basis, bearing in mind an overall impression of that executive's relative skills, experience and contribution to Video Update. The Executive Compensation Committee does not attempt to address the relative weight assigned to the various factors, which are evaluated on a subjective overall basis by each individual member of the Executive Compensation Committee. Salaries of Video Update's Chief Executive Officer and its President are reviewed annually by the Executive Compensation Committee.

  Stock-Based Incentives

     Stock-based incentives have been a supplemental component of compensation for Video Update's Chief Executive Officer and its President, and certain other employees, since Video Update's initial public offering in 1994. Video Update adopted formal incentive stock option plans in 1994, 1995 and 1996. The Executive Compensation Committee recommends grants of stock options under Video Update's option plan for the Chief Executive Officer and the President.

     Historically, grants made by Video Update have generally vested at a rate of 33% per year beginning one year from the date of grant. These options also usually expire upon termination of employment or a limited period thereafter, except in the event of disability or death, in which case the term of the option may continue for some time thereafter.

     The Executive Compensation Committee believes that Video Update's stock option program has been effective in focusing attention on stockholder value since the gain to be realized by these two executive officers upon exercise of options will change as the stock price changes. The Executive Compensation Committee also believes that the long-term nature of the options encourages the Company's top two executive officers to remain with Video Update. The number of shares to be granted was established utilizing the procedure described above at "Base Salary." The Executive Compensation Committee subjectively determined the number of shares to be granted based on its analysis of the number that would provide an adequate incentive to each of its top two executive officers.

     In general, the granting of stock-based incentives is considered by the Committee to be justified when Video Update's revenues and earnings, coupled with the individual executive's performance, warrant supplemental compensation in addition to the salary and bonus paid with respect to a given year. Each of these factors is weighed subjectively by Committee members in determining whether or not a stock-based incentive should be granted, and such incentives are not granted routinely. As a result, stock options for shares of Class A Common Stock were granted to Video Update's Chief Executive Officer and its President for their continued outstanding performance and for making substantial contributions to Video Update's increased revenues. See "Summary Compensation Table."

  Compensation of the Chief Executive Officer

     The Compensation Committee has reviewed and approved the annual salary of Daniel A. Potter, Chief Executive Officer of Video Update, which is set at $300,000. This exhibits the philosophy of the Executive Compensation Committee as set forth at "Base Salary" above. This salary was reflected in Mr. Potter's employment agreement entered into in February 1996. Mr. Potter's compensation is subject to annual review by the Board of Directors. The Board believes the compensation of Mr. Potter, a founder of Video Update, reflects the Committee's subjective opinion that Mr. Potter has provided superlative leadership and fulfilled the functions of an executive officer of Video Update at the highest level.

  Conclusion

     The Executive Compensation Committee believes that its mix of a cash salary and a long-term stock incentive compensation program represents a balance that has motivated and will continue to motivate Video Update's management team to produce the best results possible given overall economic conditions and the difficulty of predicting Video Update's performance in the short term.

Executive Compensation Committee:     Board of Directors:
PAUL M. KELNBERGER                    DANIEL A. POTTER
JANA WEBSTER VAUGHN                   JOHN M. BEDARD
DANIEL C. HOWARD                      DANIEL C. HOWARD
                                      ROBERT E. YAGER
                                      PAUL M. KELNBERGER
                                      JANA WEBSTER VAUGHN
                                      BERNARD PATRIACCA

PERFORMANCE GRAPH

     Set forth below is a line-graph presentation comparing the cumulative stockholder return on Video Update's Class A Common Stock, on an indexed basis, against cumulative total returns of the Nasdaq Stock Market (U.S. Companies) and a "peer group" selected by Management of Video Update. The peer group selected for inclusion in this proxy statement includes Hollywood Entertainment Corporation ("Hollywood"), Movie Gallery, Inc. ("MGI"), Moovies, Inc. ("MOOV") and West Coast Entertainment Corp. ("West Coast") (collectively, the "Peer Group Companies"). Hollywood, MGI, MOOV and West Coast have securities traded on the Nasdaq Stock Market. The Peer Group Companies were selected because they are frequently utilized as a basis for comparison with Video Update in reports by analysts. Viacom, Inc. ("Viacom"), which operates "Blockbuster" video specialty stores, is not included in the peer group. Viacom is a large entertainment conglomerate with only a small portion of its business in the retail videotape industry, and its stock is traded on the American Stock Exchange. The returns for the peer group were weighted according to each issuer's market capitalization. The Performance Graph shows total return on investment for the period beginning July 20, 1994 (the date of Video Update's initial public offering) and ending April 30, 1997.

                          [NASDAQ MARKET INDEX GRAPH]

                     ASSUMES $100 INVESTED ON JULY 20, 1994
                          ASSUMES DIVIDEND REINVESTED
          FISCAL YEAR ENDING APR. 30, 1997 - *WEST COAST ENTERTAINMENT
            IS INCLUDED IN PEER GROUP COMPARISON ONLY AS OF 04/30/97

VALUE OF $100 INVESTED ON JULY 20, 1994 AT:

                                           7/20/94     4/30/95     4/30/96     4/30/97
                                           -------     -------     -------     -------
            VIDEO UPDATE.................   $ 100      $ 87.50     $162.50     $ 82.50
            PEER GROUP(1)................   $ 100      $166.71     $155.91     $117.86
            NASDAQ MARKET................   $ 100      $108.27     $151.13     $161.09

Total return assumes reinvestment of dividends.
---------------
(1) West Coast Entertainment Corp. is included in Peer Group only as of April 30, 1997; West Coast's stock began trading publicly in May 1996.

SUMMARY COMPENSATION TABLE

     Set forth below is a Summary Compensation Table concerning the compensation of the named executive officers for the last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                     COMPENSATION
                                                                                    ---------------
                                              ANNUAL COMPENSATION                       AWARDS
                               -------------------------------------------------    ---------------
                                FISCAL                                                SECURITIES
                                 YEAR                             OTHER ANNUAL        UNDERLYING          ALL OTHER
                                ENDED      SALARY(1)    BONUS    COMPENSATION(2)    OPTIONS/SARS(3)    COMPENSATION(4)
NAME AND PRINCIPAL POSITION    APRIL 30       ($)        ($)           ($)                (#)                ($)
            (A)                  (B)          (C)        (D)           (E)                (G)                (I)
----------------------------   --------    ---------    -----    ---------------    ---------------    ---------------
Daniel A. Potter............     1997      $ 300,000     $ 0        $       0           300,000            $26,307
  Chairman and Chief             1996      $ 248,002     $ 0        $ 894,357           270,000            $21,122
  Executive Officer              1995      $ 216,671     $ 0        $       0                 0            $     0
John M. Bedard..............     1997      $ 200,000     $ 0        $       0           165,000            $17,952
  President and Director         1996      $ 158,755     $ 0        $ 496,875           150,000            $18,081
                                 1995      $ 125,000     $ 0        $       0                 0            $19,200
Christopher J. Gondeck(5)...     1997      $ 125,000     $ 0        $       0            60,000            $14,033
  Chief Financial Officer        1996      $ 114,548     $ 0        $       0            45,000            $ 2,854
                                 1995      $  34,000     $ 0        $       0            30,000            $     0
Stephen L. Reynolds(6)......       --             --      --               --                --                 --

---------------
(1) Amounts shown indicate cash compensation earned and received by executive officers; no amounts were earned but deferred at the election of those officers. Executive officers participate in Video Update's group health insurance plan.

(2) Amounts shown reflect the difference between the aggregate exercise price of the options exercised by Messrs. Potter and Bedard during the period, and the aggregate fair market value of the shares of Class A Common Stock issued to Messrs. Potter and Bedard upon such exercises, as of the date of issuance.

(3) Amounts shown reflect grants of options to purchase Class A Common Stock pursuant to Video Update's Stock Option Plans. During fiscal years 1995 through 1997, Video Update made no awards of restricted stock and did not have a long-term incentive plan.

(4) Amounts shown reflect payment for automobile expenses and insurance.

(5) Mr. Gondeck began employment at Video Update on January 2, 1995. Mr. Gondeck resigned as Chief Financial Officer of Video Update on December 31, 1997.

(6) Mr. Reynolds was appointed Chief Financial Officer of Video Update on January 6, 1998.

OPTION/SAR GRANTS IN FISCAL YEAR 1997

     Set forth below is an Option/SAR Grants table concerning individual grants of stock options and SARs made during the last completed fiscal year to each of the named executive officers.

                     OPTION/SAR GRANTS IN FISCAL YEAR 1997

                                                    INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                              -------------------------------------------------------------           VALUE AT
                               NUMBER OF                                                           ASSUMED ANNUAL
                               SECURITIES     PERCENT OF TOTAL                                     RATES OF STOCK
                               UNDERLYING       OPTIONS/SARS                                     PRICE APPRECIATION
                              OPTIONS/SARS       GRANTED TO       EXERCISE OF                    FOR OPTION TERM(1)
                                GRANTED         EMPLOYEES IN      BASE PRICE     EXPIRATION    ----------------------
           NAME                   (#)          FISCAL YEAR(2)       ($/SH)        DATE(3)       5%($)        10%($)
            (A)                   (B)               (C)               (D)           (E)          (F)          (G)
---------------------------   ------------    ----------------    -----------    ----------    --------    ----------
Daniel A. Potter...........      300,000            36.1%            $4.00       10/22/2006    $754,674    $1,912,491
John M. Bedard.............      165,000            19.9%            $4.00       10/22/2006    $415,070    $1,051,870
Christopher J.
  Gondeck(4)...............       60,000             7.2%            $4.00       10/22/2006    $150,935    $  382,498
Stephen L. Reynolds(5).....           --              --                --               --          --            --

---------------
(1) The dollar gains under these columns result from calculations assuming hypothetical growth rates as set by the Commission and are not intended to forecast future price appreciation of the Class A Common Stock.

(2) In fiscal 1997, options to purchase a total of 831,000 shares of Video Update Class A Common Stock were granted to employees of Video Update, including executive officers.

(3) These options are subject to earlier termination upon certain events related to termination of employment.

(4) Mr. Gondeck resigned as Chief Financial Officer of Video Update on December 31, 1997.

(5) Mr. Reynolds was appointed Chief Financial Officer of Video Update on January 6, 1998.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

     Set forth below is a table concerning each exercise of stock options (or tandem SAR's) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs.

      AGGREGATED OPTION/SAR EXERCISES FOR FISCAL YEAR ENDED APRIL 30, 1997
                          AND FY-END OPTION/SAR VALUES

                                                                       NUMBER OF
                                                                      SECURITIES               VALUE OF
                                                                      UNDERLYING              UNEXERCISED
                                                                      UNEXERCISED            IN-THE-MONEY
                                                                     OPTIONS/SARS            OPTIONS/SARS
                                          SHARES       VALUE     AT FISCAL YEAR-END(#)   AT FISCAL YEAR-END($)
                                        ACQUIRED ON   REALIZED       EXERCISABLE/            EXERCISABLE/
NAME                                    EXERCISE(#)     ($)          UNEXERCISABLE         UNEXERCISABLE(1)
 (A)                                        (B)         (C)               (D)                     (E)
--------------------------------------  -----------   --------   ---------------------   ---------------------
Daniel A. Potter......................        0           0         100,000/200,000         $12,500/$25,000
John M. Bedard........................        0           0          55,000/110,000          $6,875/$13,750
Christopher J. Gondeck(2).............        0           0           72,000/59,500           $2,500/$5,000
Stephen L. Reynolds(3)................    --           --                --                              --

---------------
(1) In-the-money options are those options for which the fair market value of the underlying Common Stock is greater than the exercise price of the option. On April 30, 1997, the fair market value of the Company's

Class A Common Stock underlying the options (as determined by the last sale price quoted on the NASDAQ National Market) was $4.125.

(2) Mr. Gondeck resigned as Chief Financial Officer on December 31, 1997.

(3) Mr. Reynolds was appointed Chief Financial Officer on January 6, 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation decisions for Video Update's Chief Executive Officer and President are made by the Executive Compensation Committee, comprised of Messrs. Kelnberger and Howard and Ms. Vaughn.

     None of the executive officers of Video Update have served on the Board of Directors of any other entity that has had any of such entity's officers serve either on Video Update's Board of Directors or Compensation Committee.

     During fiscal 1997, Video Update paid approximately $271,000 to Johnson, West & Co. for accounting services in connection with Video Update's acquisitions and for tax return preparation services. Mr. Kelnberger is a member of Johnson, West & Co. During fiscal year 1996 Video Update incurred fees of approximately $245,000 for accounting and tax services rendered by Johnson, West & Co.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, OFFICER LOANS AND CHANGE IN CONTROL ARRANGEMENTS

     In February 1996, Video Update entered into employment agreements with Daniel A. Potter, its Chairman and Chief Executive Officer and John Bedard, its President, each of whom also is a director and a principal stockholder of Video Update. The agreements are for three year terms, expiring in February 1999. Mr. Potter and Mr. Bedard are to receive salaries of $300,000 and $200,000, respectively. Such compensation may be increased and bonuses may be awarded at the discretion of the Board of Directors of Video Update. Each of Messrs. Potter and Bedard have agreed to devote their full time and best efforts to fulfill their duties and responsibilities to Video Update. Each of them will be entitled to participate in employee benefit plans.

     Video Update has a right to terminate each of the agreements for "cause" as defined in the agreements or as a result of the employee's disability. Except in the case of termination for cause, upon early termination of the agreements of Video Update, each of Messrs. Potter and Bedard shall be entitled to receive their salary plus fringe benefits for 36 months from the date of termination. In the event of a change of control of Video Update, Messrs. Potter and Bedard have the option to terminate their employment subject to the provisions of the employment agreements and to receive severance and fringe benefits for 36 months subject to the provisions of their agreements. A "change in control" includes an acquisition of 15% of the voting power of the securities of Video Update by any person, certain changes in the composition of the Board of Directors, and an approval by the stockholders of Video Update of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of the assets of the Company. The Merger will not trigger the ability of Messrs. Potter and Bedard to terminate their employment and receive severance and fringe benefits pursuant to such employment agreements.

     Each of Messrs. Potter and Bedard has agreed not to disclose any confidential information of Video Update during the term of his employment or to compete with the Company during the term of his employment or for a period of one year following termination of his employment except in accordance with the employment agreement.

     In January, 1998, Video Update entered into an employment agreement with Daniel C. Howard, its Chief Operating Officer and a director and stockholder. As compensation, Mr. Howard is to receive an annual base salary of $128,400, plus bonuses and stock options as determined by the Board of Directors. The agreement is for an initial term of two years, and is automatically renewed for successive one-year terms, unless terminated by Video Update or Mr. Howard. Upon termination in accordance with the agreement, Mr. Howard is entitled to receive severance pay of at least twelve months' base salary and at most twenty-four months' base salary, less certain amounts provided in the agreement. In the event Mr. Howard's employment is terminated after a change in control, Mr. Howard is entitled to receive an amount equal to two times his average total annual compensation during the two years preceding the termination. A "change in control" occurs when any person or entity acquires at least 51% of the voting power of the securities of Video Update, the stockholders of Video Update approve a plan of liquidation, or Video Update engages in a merger, sale of assets or other business combination that results in the security holders of Video Update holding less than a majority of the combined voting power after the transaction. Mr. Howard has agreed not to disclose any confidential information of Video Update during his employment and thereafter, and not to compete with Video Update during his employment and for two years thereafter, including soliciting customers and employees of Video Update.

     Video Update has Recourse Notes from its Chief Executive Officer and from the President for approximately $2,004,000 and $1,114,000, respectively, including accrued interest through October 31, 1997. The Recourse Notes were issued by the executives upon their exercise in August 1995 of 420,000 options granted to them under the Stock Option Plans in May 1995 at an exercise price of $4.3125, the fair market value of the stock on the date the options were granted. The Recourse Notes represent the total exercise price of such options plus amounts advanced by Video Update to such executives to satisfy then anticipated tax liabilities. The Recourse Notes, which provide for full recourse against the respective officer's personal assets and Video Update stockholdings, are evidenced by promissory notes bearing accrued interest at a rate of 8% per annum with payment of principal and interest due on October 4, 1999. In the event that the obligors sell shares of Video Update's stock, the net proceeds thereof will be applied to payment, in part or in full, of the Recourse Notes. See "Certain Relationships and Related Transactions."

     In addition, as of October 31, 1997, Video Update has a note receivable from its President for approximately $32,000 which accrues interest at 8% per annum and is expected to be due November 1998, subject to board approval. The note represents advances from Video Update to the President from January 1994 to April, 1994, together with accrued interest.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors who are not employees of Video Update receive $1,000 for each meeting of the Board of Directors and for each committee meeting of the Board of Directors attended by such director, in addition to reimbursement of reasonable expenses incurred in attending such meetings, and receive $2,000 for each quarter of service as a director. Additionally, non-employee directors receive options under the Formula Plan, as follows: (i) all non-employee directors (currently Mr. Patriacca, Mr. Kelnberger and Ms. Vaughn) each receive options annually to purchase 1,500 shares of Class A Common Stock, which vest in two equal annual installments on the first two anniversaries of the date of grant and which are exercisable at a price equal to the fair market value of the Class A Common Stock on the date of grant, provided that each of them is a director on the date of the grant and each of them has attended at least 75% of the meetings he or she was eligible to attend, and (ii) Mr. Patriacca has received and any non-employee directors appointed in the future will receive on the date of such appointment, options to purchase 3,000 shares of Class A Common Stock, which will vest in three equal annual installments on the first three anniversaries of the date of grant and which will be exercisable at a price equal to the fair market value of the Class A Common Stock on the date of grant. Directors elected after the Effective Time will receive such options as described in subparagraph (ii) of this paragraph.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Craig Belisle, the brother-in-law of John Bedard, Video Update's President and a Director, owned a majority interest in one, one and two franchise stores as of April 30, 1995, 1996 and 1997, respectively. The amount of service fees earned from these franchisees was approximately $18,000, $20,000 and $25,000 for the years ended April 30, 1995, 1996 and 1997, respectively. The amount due from Mr. Belisle, as a franchisee at April 30, 1995, 1996 and 1997 approximated $2,000, $2,500 and $2,850, respectively.

     During fiscal 1995, Video Update entered into an Agreement and Plan of Merger with Koonrod, Inc. ("KRI") and the stockholders of KRI. Under the Agreement, Video Update acquired all of the outstanding stock of KRI in exchange for $75,000 cash and 105,000 shares of Video Update's Class A Common Stock which were valued at approximately $496,000, and KRI was merged into Video Update. The two stockholders of KRI who owned all of the outstanding stock of KRI are the father and brother-in-law of Daniel A. Potter, Video Update's Chairman and Chief Executive Officer.

     Effective August 31, 1995, Video Update entered into a Purchase Agreement with Bedard Entertainment, Inc. ("BEI"), and the stockholders of BEI. Under the Purchase Agreement, Video Update acquired substantially all of the assets of BEI in exchange for 15,000 shares of Class A Common Stock and the assumption of indebtedness of BEI in the amount of approximately $275,000. The two stockholders of BEI who owned all of the outstanding stock of BEI are the brother and sister-in-law of Video Update's President and Director, John Bedard.

     During the years ended April 30, 1995, 1996 and 1997, Video Update incurred approximately $48,000, $245,000, and $271,000, respectively, in expenses from Johnson, West & Co., PLC ("Johnson, West & Co.") for accounting and tax services. Paul Kelnberger, a Director of Video Update, is a member of Johnson, West & Co. Video Update expects to incur expenses for services provided by Johnson West & Co. of approximately $240,000 for accounting and tax purposes in connection with the Merger.

     Constance Koppenhaver, the daughter of Mr. Kelnberger, owned an interest in one franchise store as of December 1997. The amount due from that franchisee at January 20, 1998 was less than $60,000, consisting of amounts due for construction, fixtures, inventory, signage and initial franchise fees.

     Video Update has Recourse Notes from its Chief Executive Officer and from the President for approximately $2,004,000 and $1,114,000, respectively, including accrued interest through October 31, 1997. The Recourse Notes were issued by the executives upon their exercise in August 1995 of 420,000 options granted to them under the Stock Option Plans in May 1995 at an exercise price of $4.3125, the fair market value of the stock on the date the options were granted. The Recourse Notes represent the total exercise price of such options plus amounts advanced by Video Update to such executives to satisfy then anticipated tax liabilities. The Recourse Notes, which provide for full recourse against the respective officer's personal assets and Video Update stockholdings, are evidenced by promissory notes bearing accrued interest at a rate of 8% per annum with payment of principal and interest due on October 4, 1999. In the event that the obligors sell shares of Video Update's stock, the net proceeds thereof will be applied to payment, in part or in full, of the Recourse Notes.

     In addition, as of October 31, 1997, Video Update has a note receivable from its President for approximately $32,000 which accrues interest at 8% per annum and is expected to be due November 1998, subject to board approval. The note represents advances from Video Update to the President from January 1994 to April, 1994, together with accrued interest.

     If the Escrow Proposal is approved, the Escrow Agreement will be cancelled at the Effective Time and 1,170,000 shares of Video Update Common Stock (converted on a 1:1 basis from Video Update Class B Common Stock) will be released to three Video Update employee directors. See "Proposal to Terminate and Cancel the Escrow Agreement."

     See also "--Employment Contracts, Termination of Employment, Officer Loans and Change in Control Arrangements."

      PROPOSAL RELATING TO ACCOUNTING MATTERS AND RATIFICATION OF AUDITORS

     At the Video Update Special Meeting, Video Update stockholders will be asked to vote to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending April 30, 1998. A representative of Ernst & Young LLP is expected to be present at the meeting of stockholders, and will have the opportunity to make a statement and answer questions from stockholders if he or she so desires.

     In July 1993, Video Update, in contemplation of its initial public offering, changed its independent auditors, Johnson, West & Company and engaged the services of Ernst & Young LLP as its principal independent accountants. The decision to engage the services of Ernst & Young LLP was approved by Video Update's Board of Directors.

     During the two most recent fiscal years, the reports prepared by Ernst & Young LLP on Video Update's financial statements contained no adverse opinions or disclaimers of opinion, or modifications as to uncertainty, audit scope, or accounting principles.

     Further, during the two most recent fiscal years, no disagreements existed between Video Update and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young LLP would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

     None of the "reportable events" described in Item 304(a)(1)(iv) of Regulation S-K occurred with respect to Video Update within the two most recent fiscal years and the subsequent interim period preceding such change.

     This proposal is being presented to the stockholders of Video Update as a separate proposal from the Merger Proposal, and is not a condition to the approval of the Merger Proposal or the consummation of the Merger.

     VIDEO UPDATE'S BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THIS PROPOSAL.

           PROPOSAL TO APPROVE VIDEO UPDATE'S 1998 STOCK OPTION PLAN

     At the Video Update Special Meeting, Video Update stockholders will be asked to approve Video Update's 1998 Stock Option Plan. On January 20, 1998 the Board of Directors proposed and approved the 1998 Stock Option Plan (the "1998 Plan") that provides for the granting to employees, officers, Directors, consultants and non-employees (including non-employee directors) of Video Update of options to purchase up to 1,750,000 shares of Video Update Common Stock. The Board of Directors believes that the shares reserved under the 1998 Plan will be needed in the foreseeable future in order to attract, keep and motivate key employees.

SUMMARY OF THE PLAN

     Options under the 1998 Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to employees of Video Update, while non-qualified options may be issued to non-employee directors, employees, consultants and other non-employees of Video Update.

     The 1998 Plan will be administered by Video Update's Board of Directors. Their duties involve determining those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Video Update Common Stock that may be purchased under each option, and the option price.

     The per share exercise price of the Video Update Common Stock subject to incentive stock options granted pursuant to the 1998 Plan may not be less than the fair market value of the Class A Common Stock on the date the option is granted. The 1998 Plan provides that the aggregate fair market value (determined as of the date the option is granted) of the Video Update Common Stock that first becomes exercisable by any employee in any one calendar year pursuant to the exercise of incentive stock options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him or her, more than 10% of the total combined voting power of all classes of stock of Video Update (a "10% Stockholder") shall be eligible to receive any incentive stock options under the 1998 Plan unless the option price is at least 110% of the fair market value of the Video Update Common Stock subject to the option, determined on the date of grant.

     No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. If an incentive stock option optionee (an "ISO optionee") ceases to be employed by Video Update, other than by reason of death or disability, the ISO optionee will have three months after such termination to exercise the option. If an ISO optionee ceases to be employed by Video Update by reason of death or disability, his or her ISO may be exercised, to the extent of the number of shares which could have been exercised by the optionee on the date of his or her death or disability, for one year from the date of such death or disability.

     Options under the 1998 Plan must be granted within ten years from the effective date of the 1998 Plan. The incentive stock options granted under the 1998 Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to a 10% Stockholder are limited to five year terms.

     All options granted under the 1998 Plan provide for the payment of the exercise price in cash or by delivery to Video Update of shares of Video Update Common Stock of Video Update already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of Video Update Common Stock to purchase additional shares of Video Update Common Stock and may theoretically exercise all of his stock options with no additional investment other than his or her original shares.

     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed with Video Update become available once again for issuance.

FEDERAL INCOME TAX CONSEQUENCES

     Under the 1998 Plan, no tax obligation will arise for the optionee or Video Update upon the granting of incentive stock options, or non-qualified stock options whose exercise price is equal to or greater than fair market value. Upon exercise of a non-qualified stock option, an optionee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value on the date of exercise of the stock acquired over the exercise price of the option. Thereupon, Video Update will be entitled to a tax deduction (as a compensation expense) in an amount equal to the ordinary income recognized by the optionee. Any additional gain or loss realized by an optionee on disposition of the stock generally will be capital gain or loss to the optionee and will not result in any additional tax deduction to Video Update. The taxable event arising from the exercise of non-qualified stock options by officers of Video Update subject to
Section 16(b) of the Securities Exchange Act of 1934, as amended, occurs on the later of the date on which the option is exercised or the date six months after the date the option was granted unless the optionee elects, within thirty (30) days of the date of exercise, to recognize ordinary income as of the date of exercise. The income recognized at the end of any deferred period will include any appreciation in the value of the stock during that period and the capital gain holding period will not begin to run until the completion of such period.

     Upon the exercise of an incentive stock option, an optionee recognizes no immediate taxable income. The tax cost is deferred until the optionee ultimately sells the shares of stock. If the optionee does not dispose of the option shares within two years from the date the option was granted and within one year after the exercise of the option, and the option is exercised no later than three months after the termination of the optionee's employment, the gain on the sale will be treated as long-term capital gain. Subject to limitations in the 1998 Plan, certain of these holdings periods and employment requirements may be liberalized in the event of the optionee's death or disability while employed by Video Update. Video Update is not entitled to any tax deduction, except that if the stock is not held for the full term of the holding period outlined above, the gain on the sale of such stock, being the lesser of (i) the fair market value of the stock on the date of exercise minus the option price, or (ii) the amount realized on disposition minus the option price, will be taxed to the optionee as ordinary income and Video Update will be entitled to a deduction in the same amount. Any additional gain or loss realized by an optionee upon disposition of the stock prior to the expiration of the full term of the holding period outlined above generally will be capital gain or loss to the optionee and will not result in any additional tax deduction to Video Update. The "spread" upon exercise of an incentive stock option constitutes a tax preference item within the computation of the "alternative minimum tax" under the Code. The tax benefits which might otherwise accrue to an optionee may be affected by the imposition of the alternative minimum tax if applicable to the optionee's individual circumstances.

     Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that may be deducted for federal income tax purposes by Video Update in any year with respect to each of Video Update's Chief Executive Officer and four most highly paid executive officers. Certain payments that qualify as commissions or as "performance based" compensation are not subject to the deduction limit. Awards granted under Video Update's stock option plans may or may not be subject to Section 162(m) of the Code. In order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, Video Update has not adopted a policy that all compensation must be deductible.

EFFECT OF STOCKHOLDER APPROVAL

     Pursuant to the terms of the 1998 Plan, all provisions relating to incentive stock options ("ISOs") are subject to the approval of Video Update's stockholders within 12 months of the date on which the plan was adopted by the Board of Directors. If the 1998 Plan is not approved by the stockholders at the Annual Meeting, all option grants under the 1998 Plan will be of no force or effect. To date, no options have been granted or are proposed to be granted under the 1998 Plan.

     This proposal is being presented to the stockholders of Video Update as a separate proposal from the Merger Proposal, and is not a condition to the approval of the Merger Proposal or the consummation of the Merger.

     VIDEO UPDATE'S BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THIS PROPOSAL.

                                 LEGAL MATTERS

     The validity of the shares of Video Update Common Stock to be issued in connection with the Merger will be passed upon for Video Update by Gadsby & Hannah LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of Video Update, Inc. at, and for the three years in the period ended April 30, 1997 included elsewhere in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP are expected to be present at the Video Update Special Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

     The consolidated financial statements of Moovies, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 1996 have been included in this Joint Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Auditors of Video Update........................................    F-2
Consolidated Balance Sheets of Video Update as of April 30, 1996 and April 30, 1997...    F-3
Consolidated Statements of Income of Video Update for the years ended April 30, 1995,
  1996 and 1997.......................................................................    F-4
Consolidated Statement of Stockholders' Equity of Video Update for the years ended
  April 30, 1995, 1996 and 1997.......................................................    F-5
Consolidated Statements of Cash Flows of Video Update for the years ended April 30,
  1995, 1996 and 1997.................................................................    F-6
Notes to Consolidated Financial Statements of Video Update for the year ended April
  30, 1997............................................................................    F-7
Consolidated Balance Sheets of Video Update as of October 31, 1997....................   F-21
Consolidated Statements of Income of Video Update for the six months ended October 31,
  1996 and October 31, 1997...........................................................   F-22
Consolidated Statements of Cash Flows of Video Update for the six months ended October
  31, 1996 and October 31, 1997.......................................................   F-23
Notes to Consolidated Financial Statements of Video Update for the period ended
  October 31, 1997....................................................................   F-24
Report of Independent Auditors of Moovies.............................................   F-26
Consolidated Balance Sheets of Moovies as of December 31, 1995 and 1996 and as of
  September 30, 1997..................................................................   F-27
Consolidated Statements of Operations of Moovies for the years ended December 31,
  1994, 1995 and 1996 and for the nine months ended September 30, 1997................   F-28
Consolidated Statements of Stockholders' Equity and Partners' Equity (Deficit) of
  Moovies for the years ended December 31, 1993, 1994, 1995 and 1996 and for the nine
  months ended September 30, 1997.....................................................   F-29
Consolidated Statements of Cash Flows of Moovies for the years ended December 31,
  1994, 1995 and 1996 and for the nine months ended September 30, 1997................   F-30
Notes to Consolidated Financial Statements of Moovies.................................   F-32

                       VIDEO UPDATE FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
Video Update, Inc.

     We have audited the accompanying consolidated balance sheets of Video Update, Inc. and subsidiaries as of April 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Video Update, Inc. at April 30, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1997 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1996 the Company changed its method of accounting for the amortization of its videocassette rental inventory.

                                          /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
June 26, 1997

                               VIDEO UPDATE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                          APRIL 30,     APRIL 30,
                                                                            1996          1997
                                                                          ---------     ---------
                                                                              (IN THOUSANDS)
                                             ASSETS
Cash and cash equivalents.............................................     $    676     $   2,424
Accounts receivable...................................................          558         3,776
Notes receivable from related parties.................................        1,555         1,394
Inventory.............................................................        4,545         7,318
Videocassette rental inventory -- net.................................       25,701        45,479
Property and equipment -- net.........................................       18,988        33,069
Prepaid expenses......................................................          682           783
Goodwill -- net.......................................................       25,973        37,716
Other assets..........................................................          840         1,648
                                                                           --------     ---------
Total assets..........................................................     $ 79,518     $ 133,607
                                                                           ========     =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable.........................................................     $  4,859     $  20,564
Accounts payable......................................................        8,692        12,196
Accrued expenses......................................................          977         2,415
Accrued rent..........................................................          722         2,238
Accrued compensation..................................................        1,334         1,779
Income taxes payable..................................................          593         1,096
Deferred income taxes.................................................          841         2,327
Commitments and contingencies
Stockholders' equity:
Preferred Stock, par value $.01 per share:
  Authorized shares -- 5,000,000
  Issued shares -- none...............................................           --            --
Class A Common Stock, par value $.01 per share:
  Authorized shares -- 60,000,000
  Issued and outstanding shares -- 11,017,735 at April 30, 1996 and
     18,170,341 at April 30, 1997.....................................          110           182
Class B Common Stock, par value $.01 per share:
  Authorized, issued and outstanding shares -- 2,000,000 at April 30,
     1996 and 1997....................................................           20            20
  Additional paid-in capital..........................................       61,029        86,085
  Retained earnings...................................................        2,186         6,806
  Foreign currency translation........................................          (34)         (421)
                                                                           --------     ---------
                                                                             63,311        92,672
  Notes receivable from officers for the exercise of options..........       (1,811)       (1,680)
                                                                           --------     ---------
Total stockholders' equity............................................       61,500        90,992
                                                                           --------     ---------
Total liabilities and stockholders' equity............................     $ 79,518     $ 133,607
                                                                           ========     =========

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  FISCAL YEAR ENDED APRIL 30,
                                                                 ------------------------------
                                                                  1995       1996        1997
                                                                 ------     -------     -------
                                                                   (IN THOUSANDS, EXCEPT PER
                                                                         SHARE AMOUNTS)
Revenues:
  Rental revenue.............................................    $8,364     $46,592     $83,489
  Service fees...............................................       421         491         567
  Product sales..............................................       266       3,421       7,743
                                                                 ------     -------     -------
                                                                  9,051      50,504      91,799
Costs and expenses:
  Store operating expenses...................................     5,986      39,685      69,366
  Selling, general and administrative........................     2,223       5,362       8,231
  Cost of product sales......................................       136       1,880       4,544
  Amortization of goodwill...................................        83       1,072       1,613
                                                                 ------     -------     -------
                                                                  8,428      47,999      83,754
                                                                 ------     -------     -------
Operating income.............................................       623       2,505       8,045
Interest expense.............................................      (194)       (232)       (544)
Amortization of debt costs...................................      (157)         --          --
Other income.................................................       155         548         461
                                                                 ------     -------     -------
                                                                   (196)        316         (83)
                                                                 ------     -------     -------
Income from continuing operations before income taxes........       427       2,821       7,962
Income tax expense...........................................       214       1,193       3,342
                                                                 ------     -------     -------
Income from continuing operations............................       213       1,628       4,620
Discontinued operations:
  Loss from discontinued operations, net of applicable income
     tax benefit.............................................       (24)         --          --
  Loss on disposal of discontinued operations, net of
     applicable income tax benefit...........................       (35)         --          --
                                                                 ------     -------     -------
  Loss from discontinued operations..........................       (59)         --          --
                                                                 ------     -------     -------
Net income...................................................    $  154     $ 1,628     $ 4,620
                                                                 ======     =======     =======
Primary income (loss) per share:
  Income from continuing operations..........................    $ 0.10     $  0.15     $  0.28
  Discontinued operations....................................     (0.03)         --          --
                                                                 ------     -------     -------
  Net income.................................................    $ 0.07     $  0.15     $  0.28
                                                                 ======     =======     =======
Fully diluted income (loss) per share:
  Income from continuing operations..........................    $ 0.10     $  0.14     $  0.28
  Discontinued operations....................................     (0.03)         --          --
                                                                 ------     -------     -------
  Net income.................................................    $ 0.07     $  0.14     $  0.28
                                                                 ======     =======     =======

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)

                                                 CLASS A COMMON        CLASS B COMMON
                                                      STOCK                STOCK            ADDITIONAL      RETAINED
                                               -------------------   ------------------   PAID-IN CAPITAL   EARNINGS
                                               NUMBER OF             NUMBER OF            ---------------   --------
                                                 SHARES     AMOUNT    SHARES     AMOUNT       AMOUNT         AMOUNT
                                               ----------   ------   ---------   ------   ---------------   --------
Balance at April 30, 1994....................          --    $ --    2,000,000    $ 20        $   451        $  404
Issuance of shares in connection with the
  Initial Public Offering net of registration
  expenses...................................   1,351,250      13           --      --          5,280            --
Issuance of shares in connection with the
  Company's acquisitions.....................     481,616       5           --      --          2,643            --
Issuance of shares in connection with the
  Subsequent Public Offering net of
  registration expenses......................   2,305,500      23           --      --          6,178            --
Net income...................................          --      --           --      --             --           154
                                               ----------    ----    ---------     ---        -------        ------
Balance at April 30, 1995....................   4,138,366      41    2,000,000      20         14,552           558
Issuance of shares in connection with the
  overallotment option related to the
  Subsequent Public Offering.................     345,970       3           --      --            989            --
Issuance of shares in connection with the
  Company's acquisitions.....................   1,603,444      17           --      --         14,746            --
Issuance of shares in connection with the
  redemption of the Class A Warrants.........   4,502,105      45           --      --         28,369            --
Issuance of shares related to employee stock
  options exercised..........................     427,850       4           --      --          1,842            --
Notes issued by the officers for the exercise
  of stock options...........................          --      --           --      --             --            --
Tax benefit resulting from the exercise of
  non-qualified stock options................          --      --           --      --            531            --
Foreign currency translation.................          --      --           --      --             --            --
Net income...................................          --      --           --      --             --         1,628
                                               ----------    ----    ---------     ---        -------        ------
Balance at April 30, 1996....................  11,017,735     110    2,000,000      20         61,029         2,186
Payment on notes issued by officers for
  exercise of options........................          --      --           --      --             --            --
Issuance of shares in connection with the
  Subsequent Public Offering net of
  registration expenses......................   7,015,000      70           --      --         24,962            --
Issuance of shares in connection with the
  Company's acquisitions.....................     136,606       2           --      --             90            --
Issuance of shares related to employee stock
  options exercised..........................       1,000      --           --      --              4            --
Foreign currency translation.................          --      --           --      --             --            --
Net income...................................          --      --           --      --             --         4,620
                                               ----------    ----    ---------     ---        -------        ------
Balance at April 30, 1997....................  18,170,341    $182    2,000,000    $ 20        $86,085        $6,806
                                               ----------    ----    ---------     ---        -------        ------


                                               FOREIGN CURRENCY   OFFICERS' NOTES
                                                 TRANSLATION        RECEIVABLE
                                               ----------------   ---------------
                                                    AMOUNT            AMOUNT         TOTAL
                                               ----------------   ---------------   -------
Balance at April 30, 1994....................       $   --            $    --       $   875
Issuance of shares in connection with the
  Initial Public Offering net of registration
  expenses...................................           --                 --         5,293
Issuance of shares in connection with the
  Company's acquisitions.....................           --                 --         2,648
Issuance of shares in connection with the
  Subsequent Public Offering net of
  registration expenses......................           --                 --         6,201
Net income...................................           --                 --           154
                                                     -----            -------       -------
Balance at April 30, 1995....................           --                 --        15,171
Issuance of shares in connection with the
  overallotment option related to the
  Subsequent Public Offering.................           --                 --           992
Issuance of shares in connection with the
  Company's acquisitions.....................           --                 --        14,763
Issuance of shares in connection with the
  redemption of the Class A Warrants.........           --                 --        28,414
Issuance of shares related to employee stock
  options exercised..........................           --                 --         1,846
Notes issued by the officers for the exercise
  of stock options...........................           --             (1,811)       (1,811)
Tax benefit resulting from the exercise of
  non-qualified stock options................           --                 --           531
Foreign currency translation.................          (34)                --           (34)
Net income...................................           --                 --         1,628
                                                     -----            -------       -------
Balance at April 30, 1996....................          (34)            (1,811)       61,500
Payment on notes issued by officers for
  exercise of options........................           --                131           131
Issuance of shares in connection with the
  Subsequent Public Offering net of
  registration expenses......................           --                 --        25,032
Issuance of shares in connection with the
  Company's acquisitions.....................           --                 --            92
Issuance of shares related to employee stock
  options exercised..........................           --                 --             4
Foreign currency translation.................         (387)                --          (387)
Net income...................................           --                 --         4,620
                                                     -----            -------       -------
Balance at April 30, 1997....................       $ (421)           $(1,680)      $90,992
                                                     -----            -------       -------

                               VIDEO UPDATE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FISCAL YEAR ENDED APRIL 30,
                                                             ----------------------------------
                                                               1995         1996         1997
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income.............................................    $    154     $  1,628     $  4,620
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.......................       2,212       15,241       25,702
     Accrued rent........................................         129          472        1,516
     Deferred income taxes...............................         406           31        1,486
     Provision for discontinued operations...............          35           --           --
     Changes in operating assets and liabilities, net of
       acquisitions of businesses:
       Accounts receivable...............................          25         (385)      (3,332)
       Inventory.........................................        (946)      (2,563)      (2,772)
       Other assets......................................           8         (801)      (1,270)
       Accounts payable..................................          92        5,921        3,504
       Income taxes payable..............................        (240)       1,130          503
       Other liabilities.................................         317       (1,319)         483
                                                             --------     --------     --------
Net cash provided by operating activities................       2,192       19,355       30,440
INVESTING ACTIVITIES
  Purchase of videocassette rental inventory.............      (3,752)     (22,739)     (33,434)
  Purchase of property and equipment.....................      (2,901)     (12,301)     (14,951)
  Investment in businesses, net of cash acquired.........        (708)     (17,391)     (21,340)
  Notes receivable from officers.........................          --       (1,252)          --
  Payments on notes receivable from officers.............          --         (272)         292
                                                             --------     --------     --------
Net cash used in investing activities....................      (7,361)     (53,955)     (69,433)
FINANCING ACTIVITIES
  Proceeds from notes payable............................       2,171        4,100       26,326
  Payments of notes payable..............................      (2,974)      (3,838)     (10,621)
  Proceeds from exercise of employee options.............          --           35            4
  Proceeds from exercise of Class A warrants.............          --       28,414           --
  Proceeds from issuance of common stock.................      11,494          992       25,032
                                                             --------     --------     --------
Net cash provided by financing activities................      10,691       29,703       40,741
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents.........       5,522       (4,897)       1,748
Cash and cash equivalents at beginning year..............          51        5,573          676
                                                             --------     --------     --------
Cash and cash equivalents at end of year.................    $  5,573     $    676     $  2,424
                                                             ========     ========     ========

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 1997

1.  SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Video Update, Inc. and subsidiaries (the "Company") own and operate retail video stores and sell and support retail video franchises. Company-owned stores are located in the United States and Canada with franchises located principally in the United States.

  Consolidation

     The accompanying financial statements present the consolidated financial position, results of operations and cash flows of the Company. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to the amortization methods and useful lives of videocassette rental inventory and goodwill. These estimates and assumptions could change and actual results could differ from these estimates.

  Basis of Presentation

     The Company utilizes an unclassified balance sheet presentation. This format was adopted on the basis that the videocassette rental inventory represents assets used by the Company to generate current operating income, and management believes that to classify all of these costs as noncurrent would be misleading to the readers of the financial statements because it would not indicate the level of assets expected to be converted into cash in the next year as a result of the rentals of the videocassettes.

  Service Fees

     The Company receives continuing monthly royalty and other fee revenue from its franchisees based on a percentage of the franchisees' gross monthly revenue. Royalty fee and other fee revenues will continue for the initial terms of the franchise agreements, after which the revenues will be based upon renewed franchise agreements. Origination franchise fees collected are deferred and not recorded as revenue in the statement of income until the franchisee has executed a lease or a letter of intent of a franchised store location.

  Cash Equivalents

     The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

  Inventory

     Inventory is stated at the lower of cost or market. Inventory consists of videocassettes held as base stock for the opening of new stores, videocassettes held for sale and supplies available for sale to franchisees.

                                 APRIL 30, 1997

  Videocassette Rental Inventory

     Videocassette rental inventory is stated at cost, and is amortized over the estimated economic life as follows:

      NUMBER OF COPIES
     OF TITLE PER STORE                     AMORTIZATION POLICY
----------------------------   ----------------------------------------------
One through three              Straight-line over 36 months to a salvage
                               value of $6.00 per videocassette.
Four through nine              Straight-line over 6 months to a book value of
                               $6.00 and then straight-line over 30 months.
Ten and over                   Straight-line over 6 months to a book value of
                               $6.00 and then straight-line over 3 months.

  Property and Equipment

     Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated economic life of the asset of five to ten years. Leasehold improvements are recorded at cost and depreciated using the straight-line method over the estimated economic life of the lease term.

  Goodwill

     Goodwill, consisting principally of excess cost over net assets from the acquisitions of businesses, is net of accumulated amortization of approximately $1,155,000 and $2,768,000 at April 30, 1996 and 1997, respectively and is being amortized on a straight-line basis over twenty years. If facts and circumstances suggest that the goodwill will not be recoverable, as determined based on the undiscounted cash flows of the assets acquired over the remaining amortization period, the Company's carrying value of goodwill will be reduced by the estimated shortfalls of cash flows.

  Income Taxes

     The Company accounts for income taxes utilizing the liability method. Deferred income taxes are recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities.

  Stock-based Compensation

     The Company implemented the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", in fiscal 1997. SFAS 123 was issued by the Financial Accounting Standards Board in October 1995, and allows companies to choose whether to account for stock-based compensation under the current method as prescribed in Accounting Principles Board Opinion Number 25 (APB 25) or use the fair value method described in SFAS 123. The Company plans to continue to follow the accounting measurement provisions of APB 25.

  Long-Lived Assets

     The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", effective May 1, 1996. SFAS 121 prescribes the accounting treatment for long-lived assets, identifiable intangibles and goodwill related to those assets when there are indications that the carrying values of those assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flows to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company's carrying amount will be reduced to its estimated fair value.

                                 APRIL 30, 1997

  Fair Value of Financial Instruments

     At April 30, 1996 and 1997, the carrying value of financial instruments such as cash and cash equivalents, accounts payable and notes payable approximated their fair values.

  Net Income Per Common Share

     Net income per share is computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during the year. The weighted average number of shares used in the net income per share calculation was reduced by the common shares placed in escrow in connection with the Company's initial public offering.

                                                             FISCAL YEAR ENDED APRIL 30,
                                                          ---------------------------------
                                                           1995         1996         1997
                                                          -------      -------      -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE
                                                                      AMOUNTS)
    Primary Earnings Per Share
    Net income.......................................     $   154      $ 1,628      $ 4,620
                                                          =======      =======      =======
    Weighted average shares outstanding:
      Class A common shares outstanding at year
         end.........................................       4,138       11,018       18,170
      Class B common shares outstanding at year
         end.........................................       2,000        2,000        2,000
      Less: Class B common shares placed in escrow in
            connection with the initial public
            offering.................................      (1,300)      (1,300)      (1,300)
      Effect of using weighted average common shares
         outstanding.................................      (2,612)      (2,046)      (2,985)
      Effect of shares issuable under stock options
         and warrants based on the treasury stock
         method......................................          --          991          377
                                                          -------      -------      -------
      Shares used in computing earnings per share....       2,226       10,663       16,262
                                                          =======      =======      =======
    Net income per common and common equivalent
      share, primary.................................     $   .07      $   .15      $   .28
                                                          =======      =======      =======

                                                              FISCAL YEAR ENDED APRIL 30,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                                       AMOUNTS)
    Fully Diluted Earnings Per Share
    Net income..........................................    $   154     $ 1,628     $ 4,620
                                                            =======     =======     =======
    Weighted average shares outstanding:
      Class A common shares outstanding at year end.....      4,138      11,018      18,170
      Class B common shares outstanding at year end.....      2,000       2,000       2,000
      Less: Class B common shares placed in escrow in
         connection with the initial public offering....     (1,300)     (1,300)     (1,300)
      Effect of using weighted average common shares
         outstanding....................................     (2,612)     (2,046)     (2,985)
      Effect of shares issuable under stock options and
         warrants based on the treasury stock method....         --       1,557         386
                                                            -------     -------     -------
      Shares used in computing earnings per share.......      2,226      11,229      16,271
                                                            =======     =======     =======
    Net income per common and common equivalent share,
      fully diluted.....................................    $   .07     $   .14     $   .28
                                                            =======     =======     =======

                                 APRIL 30, 1997

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted on April 30, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the fiscal years ended April 30, 1996 and 1997 of $.02 and $.01 per share, respectively. The impact of SFAS 128 on the calculation of fully diluted earnings per share is not expected to be material.

  Reclassification

     Certain prior year items have been reclassified to conform with the 1997 presentation.

2.  CHANGE IN AMORTIZATION METHOD FOR VIDEOCASSETTE RENTAL INVENTORY

     Effective February 1, 1996, videocassettes that are considered base stock (including copies one through three of new releases) are amortized over 36 months on a straight-line basis to a salvage value of $6.00 per videocassette. New release videocassettes are amortized as follows: the fourth through ninth copies of each title per store are amortized on a straight-line basis during their first six months to a net book value of $6.00 and then on a straight-line basis over 30 months with no salvage value; and the tenth and any succeeding copies of each title per store are amortized on a straight-line basis during their first six months to a net book value of $6.00 and then on a straight-line basis over three months with no salvage value. The changes, which represent in part a change in accounting principle and a change in accounting estimate, have been reflected in the accompanying financial statements in total as a change in an estimate in fiscal 1996.

     Prior to February 1, 1996, base stock videocassettes were amortized over 36 months on a straight-line basis with no salvage value. Prior to May 1, 1995, new release videocassettes were amortized as follows: copies one through three of each title per store were amortized as base stock; the fourth through ninth copies of each title per store were amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store were amortized over nine months on a straight-line basis.

     The new method of amortization was adopted because the Company believes accelerating expense recognition for new release videocassettes (copies four and greater) during the first six months more closely matches the typically higher revenue generated following a title's release, and believes that $6.00 represents a reasonable salvage value for base stock videocassettes after 36 months.

     The effect of the change for recognizing salvage value of base stock and the retroactive application of the new method of amortizing videocassette copies in excess of the base stock to May 1, 1995, had the impact, in total, of increasing amortization expense by $2,773,000 and decreasing income from continuing operations, and net income by $1,604,000, or $0.15 per share, for fiscal 1996, after the effect of income taxes of $1,169,000.

3.  VIDEOCASSETTE RENTAL INVENTORY -- NET

                                                            FISCAL YEAR ENDED
                                                                APRIL 30,
                                                           -------------------
                                                            1996        1997
                                                           -------     -------
                                                             (IN THOUSANDS)
                Videocassette rental inventory.........    $41,759     $81,618
                Accumulated amortization...............    (16,058)    (36,139)
                                                           --------    --------
                                                           $25,701     $45,479
                                                           ========    ========

                                 APRIL 30, 1997

     Amortization expense for videocassette rental inventory, which is included in store operating expenses, was $1,643,000, $12,532,000 and $20,317,000 for the years ended April 30, 1995, 1996 and 1997, respectively.

4.  PROPERTY AND EQUIPMENT -- NET

                                                            FISCAL YEAR ENDED
                                                                APRIL 30,
                                                           -------------------
                                                            1996        1997
                                                           -------     -------
                                                             (IN THOUSANDS)
                Land...................................    $   473     $   473
                Buildings..............................      1,300       1,403
                Furniture and equipment................     12,218      22,385
                Leasehold improvements.................      7,332      14,369
                Accumulated depreciation...............     (2,335)     (5,561)
                                                           -------     -------
                                                           $18,988     $33,069
                                                           =======     =======

     Depreciation expense was $299,000, $1,607,000 and $3,307,000 for the years ended April 30, 1995, 1996 and 1997, respectively.

5.  NOTES PAYABLE

     The notes payable balance consists of the following:

                                                                        FISCAL YEAR ENDED
                                                                            APRIL 30,
                                                                         1996       1997
                                                                        ------     -------
                                                                          (IN THOUSANDS)
    Revolving credit facility with a bank; quarterly payments of interest at the prime rate plus 1/2% or the Eurodollar rate
      (8.5% and 7.56% at April 30, 1997, respectively) maturing in
      February 1998 and secured by all assets of the Company........    $4,100     $20,000
    Note payable in monthly installments of $6,161 until December
      2004, with a balloon payment of approximately $294,000,
      interest at the United States government treasury securities rate plus 4.5% (9.97% at April 30, 1997). The note is secured
      by a mortgage and specific assets of the Company..............       548         529
    Note payable in monthly installments of $14,329 which includes
      interest at 7.5% until December 1996..........................       111          --
    Other notes payable with monthly installments ranging from $325 to $2,105 with interest rates of 9.25% to 11% maturing on
      various dates from December 1997 to May 1999..................       100          35
                                                                        ------     -------
                                                                        $4,859     $20,564
                                                                        ======     =======

     In February 1997, a syndicate led by Bank of America Illinois extended a $60 million revolving credit facility (the "Line of Credit") to the Company, with amounts borrowed thereunder bearing interest at variable rates based on the Federal Funds rate or the Eurodollar rate. This facility replaced the $10 million credit line previously extended solely by Bank of America Illinois. The Line of Credit is convertible into a two-year term loan if it is not renewed. As of April 30, 1997, approximately $20,000,000 was outstanding under the Line of Credit, bearing interest at 7.3% to 8.5%. During the term of the Line of Credit and thereafter to the extent any amounts are outstanding under the Line of Credit, the Company is subject to various restrictive covenants, including limitations on further indebtedness, other than trade credit and capital or operating leases, and requirements that the Company obtain the written consent for certain acquisitions of new businesses or their assets (excluding new superstore openings) or entering into business combinations,

                                 APRIL 30, 1997

including mergers, syndicates or joint ventures. The Line of Credit also restricts the amount and terms of dividends, debt that may be issued to sellers of acquired businesses and requires that the Company maintain certain cash flow ratios as well as certain ratios of total liabilities to tangible net worth.

     The weighted-average interest rate on borrowings outstanding was 10.0%, 8.25% and 7.61% at April 30, 1995, 1996 and 1997, respectively.

     The aggregate maturities of the notes payable at April 30, 1997 are as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
                1998.........................................       $ 20,046
                1999.........................................             34
                2000.........................................             26
                2001.........................................             29
                2002.........................................             32
                Thereafter...................................            397
                                                                    --------
                                                                    $ 20,564
                                                                    ========

6.  RELATED PARTY TRANSACTIONS

     Family members of stockholders own a majority interest at April 30, 1995, 1996 and 1997 in one, one and two franchise stores, respectively. The amount of service fees earned from these franchisees was approximately $18,000, $20,000 and $25,000 for the years ended April 30, 1995, 1996 and 1997, respectively. The amount due from the franchisees at April 30, 1995, 1996 and 1997 approximated $2,000, $2,500 and $2,850, respectively.

     During fiscal 1995, the Company entered into an Agreement and Plan of Merger with Koonrod, Inc. ("KRI") and the stockholders of KRI. Under the Agreement, the Company acquired all of the outstanding stock of KRI in exchange for $75,000 cash and 105,000 shares of the Company's Class A Common Stock which were valued at approximately $496,000, and KRI was merged into the Company. The two stockholders of KRI who owned all of the outstanding stock of KRI are the father and brother-in-law of the Company's Chief Executive Officer ("CEO").

     In 1995, the Company entered into a Purchase Agreement with Bedard Entertainment, Inc. ("BEI"), and the stockholders of BEI. Under the Purchase Agreement, the Company acquired substantially all of the assets of BEI in exchange for 15,000 shares of Class A Common Stock and the assumption of indebtedness of BEI in the amount of approximately $275,000. The two stockholders of BEI who owned all of the outstanding stock of BEI are the brother and sister-in-law of the Company's President.

     During the years ended April 30, 1995, 1996 and 1997, the Company incurred approximately $48,000, $245,000, and $271,000, respectively, in expenses from Johnson, West & Co., PLC ("Johnson, West & Co.") for accounting and tax services. A director of the Company is a member of Johnson, West & Co.

     The Company has Recourse Notes from the Company's Chief Executive Officer and from the President for approximately $1,928,000 and $1,071,000, respectively, including accrued interest through April 30, 1997. The Recourse Notes were issued by the executives upon their exercise in August 1995 of 420,000 options granted to them under the Stock Option Plans in May 1995 at an exercise price of $4.3125, the fair market value of the stock on the date options were granted. The Recourse Notes represent the total exercise price of such options plus amounts advanced by the Company to such executives to satisfy then anticipated tax liabilities. The Recourse Notes are evidenced by promissory notes bearing interest at a rate of 8% per annum, with payment of principal and interest due on October 4, 1999. In the event that the obligors sell shares of the Company's stock, the net proceeds thereof will be applied to payment, in part or in full, of the Recourse Notes.

                                 APRIL 30, 1997

     In addition, as of January 31, 1997, the Company has a note receivable from the President of the Company for approximately $31,000 which accrues interest at 8% per annum and is due November 1997. The note represents advances from the Company to the President from January 1994 to April 1994, together with accrued interest.

7.  LEASE AGREEMENTS

     The Company leases office and retail space under operating leases with terms of 6 to 144 months. These leases generally have a term of three to ten years and provide options to renew for periods ranging from three to five additional years. Under the leasing agreements, the Company is generally responsible for the real estate taxes, insurance, and other expenses related to the property. The leases expire at varying dates through 2012. The Company also leases vehicles and computer equipment.

     At April 30, 1997, minimum annual rental commitments under non-cancelable operating leases are as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
                1998.........................................       $ 20,353
                1999.........................................         18,972
                2000.........................................         15,922
                2001.........................................         13,063
                2002.........................................         10,835
                Thereafter...................................         45,324
                                                                    --------
                Total minimum lease payments.................       $124,469
                                                                    ========

     Rent expense, principally retail and office space, under operating leases amounted to $1,292,000, $7,675,000 and $13,513,000 for the years ended April 30,
1995, 1996 and 1997, respectively.

8.  INCOME TAXES

     Income from continuing operations before income taxes in fiscal 1996 and 1997 of $2,821,000 and $7,962,000, respectively, is comprised of $2,412,000 in the United States and $409,000 in Canada for fiscal 1996 and $5,525,000 in the United States and $2,437,000 in Canada for fiscal 1997. There were no operations outside of the United States in fiscal 1995.

                                 APRIL 30, 1997

     Income tax expense is as follows:

                                                              FISCAL YEAR ENDED APRIL
                                                                        30,
                                                             --------------------------
                                                             1995      1996       1997
                                                             ----     ------     ------
                                                                   (IN THOUSANDS)
        Current:
          Federal........................................    $(28)    $  833     $1,384
          State..........................................      --        164        422
          International..................................      --        165         50
                                                             ----     ------     ------
                                                              (28)     1,162      1,856
        Deferred:
          Federal........................................     164         39        413
          State..........................................      41        (53)       (15)
          International..................................      --         45      1,088
                                                             ----     ------     ------
                                                              205         31      1,486
                                                             ----     ------     ------
        Total income tax expense.........................     177      1,193      3,342
        Income tax benefit related to discontinued
          operations.....................................      37         --         --
                                                             ----     ------     ------
        Income tax expense related to continuing
          operations.....................................    $214     $1,193     $3,342
                                                             ====     ======     ======

     Components of the net deferred tax liability, resulting from differences in book and income tax accounting methods, are as follows:

                                                                     FISCAL YEAR ENDED
                                                                         APRIL 30,
                                                                     -----------------
                                                                      1996       1997
                                                                     ------     ------
                                                                      (IN THOUSANDS)
        Deferred income tax liabilities:
          Tax over book depreciation and amortization............    $  780     $2,794
          Tax over book merger basis adjustment..................       337        286
                                                                     ------     ------
                                                                      1,117      3,080
        Deferred income tax assets:
          Book over tax rent expense.............................      (276)      (753)
                                                                     ------     ------
        Net deferred income tax liabilities......................    $  841     $2,327
                                                                     ======     ======

     The reconciliation of the federal statutory rate (34%) to the Company's effective income tax rate is as follows:

                                                               FISCAL YEAR ENDED APRIL
                                                                         30,
                                                               ------------------------
                                                               1995      1996      1997
                                                               ----      ----      ----
        Federal tax at statutory rate.....................     34.0%     34.0%     34.0%
        State tax, net of federal benefit.................     10.8       2.6       3.2
        International.....................................       --       2.0       3.5
        Goodwill..........................................      7.0       2.0       1.0
        Other.............................................      1.7       1.7       0.3
                                                               ----      ----      ----
                                                               53.5%     42.3%     42.0%
                                                               ====      ====      ====

                                 APRIL 30, 1997

9.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              FISCAL YEAR ENDED APRIL
                                                                        30,
                                                              ------------------------
                                                              1995     1996      1997
                                                              ----     ----     ------
                                                                   (IN THOUSANDS)
        Interest paid.....................................    $213     $226     $  390
        Income taxes paid.................................    $ 41     $ 29     $1,394

10.  STOCKHOLDERS' EQUITY

     In July and August 1994, the Company completed its initial public offering ("IPO") of 1,351,250 Units, each Unit consisting of one share of Class A Common Stock, one Class A Warrant and one Class B Warrant, including 176,350 Units subject to the underwriter's over-allotment. Proceeds to the Company, net of registration expenses, were approximately $5,300,000.

     In February 1995, the Company increased the number of authorized shares of Class A Common Stock from 18,000,000 shares to 50,000,000 shares.

     In April and May 1995, the Company completed a subsequent public offering of 2,305,500 Units and 345,970 Units for the underwriter's overallotment, each consisting of one share of Class A Common Stock, one Class A Warrant and one Class B Warrant. Proceeds to the Company, net of registration expenses, were approximately $7,200,000.

     In October 1996, the Company completed its public offering of 7,015,000 shares of Class A Common Stock. The net proceeds from the offering were approximately $25,032,000.

  Class A Common Stock -- Class B Common Stock

     The rights of the holders of the Class A Common Stock and the Class B Common Stock are essentially identical and, except as expressly required by law, are treated as a single class of stock in all respects, except that the holders of the Class A Common Stock are entitled to one vote per share, and the holders of the Class B Common Stock are entitled to five votes per share, and each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time and automatically converts into one share of Class A Common Stock in the event of any sale or transfer, and upon the death of the original holder.

     In connection with the Company's IPO, all of the holders of the Company's Class B Common Stock have placed, on a pro rata basis, an aggregate of 1,300,000 shares (the "Escrow Shares") into escrow. The Escrow Shares will be released to the stockholders on a pro rata basis, in the event specified levels of pretax income of the Company are achieved through April 30, 1998, or the market price of the Company's Class A Common Stock attains specified targets during a 36 month period commencing from the effective date of the registration statement relating to the Company's IPO. Any shares remaining in escrow on July 31, 1998 will be forfeited, which shares will then be contributed to the Company's capital.

     In the event that the foregoing earnings or market price levels are attained and the Escrow Shares released, the Securities and Exchange Commission has adopted the position that the release of Escrow Shares to officers, directors, employees and consultants of the Company will be compensatory and, accordingly, a non-cash compensation expense would be recorded with an increase to paid-in capital for financial reporting purposes. As such, stockholder's equity in total would not change. The expense would equal the fair market value of the Escrow Shares on the date of release and could result in a material charge to earnings.

  Warrants -- Class A and B

     Each of the units sold in connection with the Company's public offerings consisted of one share of Class A Common Stock of the Company, one Class A Warrant and one Class B Warrant. The components of

                                 APRIL 30, 1997

the units were separately transferable immediately. When issued, each Class A Warrant, upon its exercise, entitled the holder to purchase one share of the Company's Class A Common Stock and one Class B Warrant. The Class A Warrant exercise price was $6.50 per share subject to certain adjustments. In August 1995, the Company called for redemption all of its outstanding Class A Warrants. The redemption date set forth in the Notice of Redemption was September 7, 1995. Approximately 4,502,000 Class A Warrants were exercised resulting in net proceeds to the Company of approximately $28,414,000. At April 30, 1997, the Company has Class B Warrants outstanding enabling the holders the ability to purchase approximately 8,005,000 shares of Class A Common Stock at $8.75 per share. Such warrants expire in July 1999. In addition, there are 500,000 Class B Warrants outstanding that were issued by the Company in a 1994 bridge financing. These warrants provide the holders the ability to purchase the underlying Class A Common Stock of the Company at $8.75 per share and expire July 1999.

  Blair Options

     At April 30, 1997 the Company has 117,500 shares of Class A Common Stock reserved for issuance upon exercise of the Unit Purchase Option (the "Initial Option") at an aggregate exercise price of $734,375, issued to D.H. Blair Investment Banking Corp. ("Blair") in connection with its services as underwriter of the Company's initial public offering; 230,550 shares of Class A Common Stock reserved for issuance upon exercise of the Unit Purchase Option (the "Subsequent Option") at an aggregate exercise price of $1,033,500, issued to Blair or its' affiliates in connection with its services as underwriter of the Company's subsequent public offering (collectively, the Initial Option and the Subsequent Option are referred to as the "Blair Options"); 348,050 shares of Class A Common Stock reserved for issuance upon exercise of the redeemable Class A Warrants (the "Class A Warrants") underlying the Blair Options, at an exercise price of $6.50 per share; 696,100 shares of Class A Common Stock issuable upon exercise of the Class B Warrants underlying the Blair Options, at an exercise price of $8.75 per share.

11.  STOCK OPTION PLANS

     In April 1994, the Company established an incentive stock option plan (the "1994 Stock Plan") whereby 150,000 shares of Class A Common Stock have been reserved. The options can be either incentive stock options or non-qualified options, as defined by Section 422 of the Internal Revenue Code ("Section 422") to be granted to eligible individuals. The exercise price for the incentive stock options granted under the 1994 Stock Plan may not be less than the fair market value of the Class A Common Stock on the date the option is granted.

     In May 1995, the Company established an additional stock option plan (the "1995 Plan") whereby 850,000 shares were reserved for grant to eligible individuals to purchase Class A Common Stock of the Company. Options under the 1995 Plan may be incentive stock options or non-qualified options. The exercise price for the incentive stock options granted under the 1995 Plan may not be less than fair market value of the Class A Common Stock on the date the option is granted. In August 1995, 420,000 options were exercised by the CEO and President of the Company.

     The remaining options granted to employees under the stock plans vest over a three year period from the date of issue, or vest according to income and share price targets set forth in the escrow share agreement of the Class B Common shares.

     In September 1994, the Board of Directors approved the Formula Stock Option Plan (the "Formula Plan") whereby 50,000 shares of Class A Common Stock have been reserved. The Formula Plan provides for the granting of options to nonmanagement directors of the Company. As of April 30, 1997 options to purchase 12,000 shares of Class A Common Stock were granted. The exercise price for the incentive stock options granted under the plan may not be less than the fair market value of the Class A Common Stock on the date the option is granted. To date, none of these options have been exercised.

                                 APRIL 30, 1997

     In June 1996, the Board of Directors approved an additional stock option plan (the "1996 Plan"). The 1996 Plan provides for the granting of up to 820,000 options to eligible individuals to purchase shares of Class A Common Stock of the Company. Options under the 1996 Plan may be incentive stock options or non-qualified stock options.

     In fiscal 1997, the Company adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123 for Stock-based Compensation (SFAS 123). SFAS 123 allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees". The Company has elected to continue to account for stock-based compensation using APB 25, making pro forma disclosure of net earnings and earnings per share as if the fair value based method had been applied.

     Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined based on the fair value at the date of grant for awards in fiscal 1996 and 1997, consistent with SFAS No. 123, the Company's net earnings and earnings per share for the fiscal years shown below would have been reported as follows:

                                                                      1996       1997
                                                                     ------     ------
                                                                      (IN THOUSANDS,
                                                                     EXCEPT PER SHARE
                                                                          AMOUNT)
        Net earnings -- as reported..............................    $1,628     $4,620
        Net earnings -- pro forma................................    $1,427     $4,217
        Earnings per share -- as reported........................    $  .14     $  .28
        Earnings per share -- pro forma..........................    $  .13     $  .26

     The fair market value of each option grant is estimated on the date of the grant using the Black-Sholes option-pricing model with the following weighted average assumptions:

                                                                       1996       1997
                                                                      ------     ------
        Expected dividend yields..................................        0%         0%
        Expected stock price volatility...........................     42.5%      42.5%
        Risk free interest rate...................................      5.1%       5.1%
        Expected life of options..................................    5 yrs.     5 yrs.

     The pro forma effect of net income and earnings per share is not representative of the pro forma earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     The weighted average fair value for options granted during fiscal 1996 and 1997 is $2.26 and $1.89 per share, respectively.

                                 APRIL 30, 1997

     Option activity is summarized as follows:

                                                                              WEIGHTED
                                                                          AVERAGE EXERCISE
                                                             SHARES       PRICE PER SHARE
                                                            ---------     ----------------
        Outstanding at April 30, 1994...................           --          $   --
          Granted.......................................      169,200            5.34
          Exercised.....................................           --              --
          Canceled......................................      (30,900)           5.50
                                                            ---------
        Outstanding at April 30, 1995...................      138,300            5.30
          Granted.......................................      830,000            4.71
          Exercised.....................................     (427,850)           4.31
          Canceled......................................       (6,000)           7.63
                                                            ---------
        Outstanding at April 30, 1996...................      534,450            5.15
          Granted.......................................      861,200            4.14
          Exercised.....................................       (1,000)           4.31
          Canceled......................................      (13,700)           5.45
                                                            ---------
        Outstanding at April 30, 1997...................    1,380,950            4.53
                                                            =========
        Exercisable at April 30, 1995...................       47,355            5.27
        Exercisable at April 30, 1996...................      192,005            5.26
        Exercisable at April 30, 1997...................      293,480            5.40

     The following table summarizes information concerning currently outstanding and exercisable options:

                                    WEIGHTED
                                     AVERAGE      WEIGHTED                     WEIGHTED
                                    REMAINING     AVERAGE                      AVERAGE
   RANGE OF           OPTIONS       CONTRACTED    EXERCISE       NUMBER        EXERCISE
EXERCISE PRICES     OUTSTANDING       LIFE         PRICE       EXERCISABLE      PRICE
---------------     -----------     ---------     --------     -----------     --------
  $0 to $5.00        1,100,150         9.13        $ 4.08        163,000        $ 4.32
$5.01 to $7.50         245,800         7.58          5.86         98,980          5.89
$7.51 to $10.50         35,000         4.73          9.34         31,500          9.40
                     ---------         ----        ------        -------        ------
 $0 to $10.50        1,380,950         8.74        $ 4.53        293,480        $ 5.40

12.  ACQUISITIONS

     During fiscal years 1995, 1996 and 1997, the Company acquired, in 29 transactions, ten video retail stores previously operated by Video Update franchisees, and 214 video retail stores operated by unaffiliated third party operators (the "Acquisitions"). The purchase method of accounting has been used to account for each of the Acquisitions and the Acquisitions are included in the Company's consolidated financial statements from the date of acquisition.

     During fiscal year 1995, the Company acquired, in seven transactions, nine video retail stores previously operated by Video Update franchisees and five retail stores operated by unaffiliated third party operators. The aggregate purchase price of these acquisitions totaling approximately $3,510,000, included $862,000 in cash, and 481,616 shares of Class A Common Stock valued at $2,648,000. The excess of the cost over the estimated fair value of the assets acquired of $2,775,000 (goodwill and deferred charges) is being amortized over 20 years on a straight-line basis.

                                 APRIL 30, 1997

     During fiscal 1996, the Company acquired, in 12 transactions, 136 retail stores. The aggregate purchase price of these acquisitions totaling approximately $40,114,000 included $17,391,000 in cash, $3,319,000 in promissory notes, $4,641,000 in assumed indebtedness and transaction costs, and 1,603,444 shares of Class A Common Stock valued at $14,763,000 and an option to purchase 20,000 shares of Class A Common Stock at a price equal to the fair market value at the date of issuance. The excess of the cost over the estimated fair value of the assets acquired of $24,352,000 (goodwill and deferred charges) is being amortized over 20 years on a straight-line basis.

     During fiscal 1997, the Company acquired, in 10 transactions, 74 retail stores. The aggregate purchase price of these acquisitions totaling approximately $22,513,000 included approximately $20,977,000 in cash, approximately $927,000 in transaction costs, and 136,500 shares of Class A Common Stock valued at approximately $609,000. The excess of the cost over the estimated fair value of the assets acquired of approximately $13,367,000 (goodwill) is being amortized over 20 years on a straight-line basis.

     In connection with three acquisitions in which the Company has issued an aggregate of 594,506 shares of Class A Common Stock in fiscal 1996 and 1997, the Company may be obligated to make deficiency payments to such sellers equal to the difference between the guaranteed price of $7.00 to $15.00 for each share issued, and the actual market price obtained for such shares as of specified dates between July 1996 and October 1998. The remaining deficiency payments are estimated to be approximately $2,462,000 based on the closing stock price of $4.125 at April 30, 1997. The Company has the option of satisfying approximately $1,220,000 (with respect to 239,163 shares) at April 30, 1997 through the issuance of additional shares of Class A Common Stock. The Company is currently disputing whether any deficiency payment is due with respect to those 239,163 shares which were issued to a seller in one of the acquisitions; the seller is claiming a deficiency payment based on proceeds from the sale of Class A Common Stock during the six month period of March 1996 to September 1996.

     During October 1996, a cash deficiency payment was made with regard to one acquisition in the cash amount of $87,135. During November 1996, a cash deficiency payment was made with regard to one acquisition in the amount of $88,547. Also, during November 1996, the Company satisfied a deficiency payment of $77,951 with regard to one acquisition with 15,106 shares of Class A Common Stock.

     The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisitions had been completed at the beginning of the year in which the acquisition occurred and the immediately preceding year. In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma summary have been made based on the terms and structure of the transactions.

                                                         FISCAL YEAR ENDED APRIL 30,
                                                       --------------------------------
                                                        1995        1996         1997
                                                       -------     -------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                                    DATA)
        Revenues...................................    $50,177     $78,927     $107,687
        Income from continuing operations..........    $ 4,196     $ 4,287     $  5,731
        Primary income per share...................    $   .46     $   .31     $    .32
        Fully diluted income per share.............    $   .46     $   .30     $    .32

     This unaudited pro forma financial summary does not necessarily indicate the actual results had the Acquisitions occurred at the beginning of the respective periods, nor do they purport to indicate the results of future operations of the Company.

                                 APRIL 30, 1997

13.  GEOGRAPHIC BUSINESS OPERATIONS

     The Company owns and operates retail video stores in the United States and in Canada. A summary of the Company's operations by geographic area is presented for fiscal 1996 and 1997. All intercompany revenues and expenses have been eliminated. There were no operations outside the United States in fiscal 1995.

                                                                  OPERATING         TOTAL
                                                   REVENUES         INCOME          ASSETS
                                                   --------     --------------     --------
                                                                (IN THOUSANDS)
        FISCAL 1996
          United States........................    $ 40,372         $2,107         $ 70,582
          Canada...............................      10,132            398            8,936
                                                   --------         ------         --------
                                                   $ 50,504         $2,505         $ 79,518
                                                   ========         ======         ========
        FISCAL 1997
          United States........................    $ 71,650         $5,607         $120,923
          Canada...............................      20,149          2,438           12,684
                                                   --------         ------         --------
                                                   $ 91,799         $8,045         $133,607
                                                   ========         ======         ========

14.  DISCONTINUED OPERATIONS

     Effective October 31, 1994, the Company adopted a plan to dispose of Gamesters, a video game specialty store. Accordingly, Gamesters was reported as a discontinued operation at October 31, 1994, and the financial statements have been reclassified to report separately the operating results of the business.

     The provision for losses on the disposal of Gamesters was $35,000 net of taxes of $25,000, consisting of an estimated loss on disposal of the business of $12,000 and a provision of $48,000 for anticipated losses until disposal. In addition, the summary operating results of the discontinued operation for the year ended April 30, 1995 were as follows:

                Product sales...................................    $ 31,000
                Cost and expenses...............................      67,000
                                                                    --------
                Loss before income taxes........................     (36,000)
                Income tax benefit..............................      12,000
                                                                    --------
                Net loss........................................    $(24,000)
                                                                    ========

15.  LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial statements.

                               VIDEO UPDATE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        APRIL 30,     OCTOBER 31,
                                                                          1997           1997
                                                                        ---------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Cash and cash equivalents...........................................    $   2,424      $      96
Accounts receivable.................................................        3,776          3,593
Notes receivable from related parties...............................        1,394          1,470
Inventory...........................................................        7,318          9,119
Videocassette rental inventory -- net...............................       45,479         56,785
Property and equipment -- net.......................................       33,069         41,750
Prepaid expenses....................................................          783          1,875
Recoverable income taxes............................................           --          1,502
Goodwill -- net.....................................................       37,716         36,612
Other assets........................................................        1,648          1,752
                                                                        ---------      ---------
Total assets........................................................    $ 133,607      $ 154,554
                                                                        =========      =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable.......................................................    $  20,564      $  32,534
Accounts payable....................................................       12,196         21,712
Accrued expenses....................................................        2,415          2,884
Accrued rent........................................................        2,238          3,450
Accrued compensation................................................        1,779          1,548
Income taxes payable................................................        1,096             --
Deferred income taxes...............................................        2,327          3,021
Commitments and contingencies
Stockholders' equity:
Preferred Stock, par value $.01 per share:
  Authorized shares -- 5,000,000
  Issued shares -- none.............................................           --             --
Class A Common Stock, par value $.01 per share:
  Authorized shares -- 60,000,000
  Issued and outstanding shares -- 18,170,341 at April 30, 1997 and
     18,104,591 at October 31, 1997.................................          182            181
Class B Common Stock, par value $.01 per share:
  Authorized, issued and outstanding shares -- 2,000,000 at April
     30, 1997 and October 31, 1997..................................           20             20
  Additional paid-in capital........................................       86,085         85,585
  Retained earnings.................................................        6,806          5,909
  Foreign currency translation......................................         (421)          (610)
                                                                        ---------      ---------
                                                                           92,672         91,085
  Notes receivable from officers for the exercise of options........       (1,680)        (1,680)
                                                                        ---------      ---------
Total stockholders' equity..........................................       90,992         89,405
                                                                        ---------      ---------
Total liabilities and stockholders' equity..........................    $ 133,607      $ 154,554
                                                                        =========      =========

Note: The balance sheet at April 30, 1997 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          OCTOBER 31,             OCTOBER 31,
                                                      -------------------     -------------------
                                                       1996        1997        1996        1997
                                                      -------     -------     -------     -------
Revenues:
  Rental revenue..................................    $18,444     $29,152     $35,628     $56,964
  Service fees....................................        165         193         284         343
  Product sales...................................      1,515       3,786       2,775       6,630
                                                      -------     -------     -------     -------
                                                       20,124      33,131      38,687      63,937
Costs and expenses:
  Store operating expenses........................     15,868      27,973      30,286      53,372
  Selling, general and administrative.............      2,044       3,167       4,022       5,841
  Cost of product sales...........................        956       2,362       1,636       3,852
  Amortization of goodwill........................        371         502         743       1,022
                                                      -------     -------     -------     -------
                                                       19,239      34,004      36,687      64,087
                                                      -------     -------     -------     -------
Operating income (loss)...........................        885        (873)      2,000        (150)
Interest expense..................................       (152)       (670)       (318)     (1,176)
Other income......................................        119          74         129         180
                                                      -------     -------     -------     -------
                                                          (33)       (596)       (189)       (996)
                                                      -------     -------     -------     -------
Income (loss) before income taxes.................        852      (1,469)      1,811      (1,146)
Income tax expense (benefit)......................        382        (462)        778        (249)
                                                      -------     -------     -------     -------
Net income (loss).................................    $   470     $(1,007)    $ 1,033     $  (897)
                                                      =======     =======     =======     =======
Net income (loss) per share.......................    $  0.03     $ (0.05)    $  0.08     $ (0.05)
                                                      =======     =======     =======     =======

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (In thousands)

                                                                           SIX MONTHS ENDED
                                                                              OCTOBER 31,
                                                                         ---------------------
                                                                           1996         1997
                                                                         --------     --------
OPERATING ACTIVITIES
  Net income (loss)..................................................    $  1,033     $   (897)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization...................................      11,409       19,670
     Accrued rent....................................................         700        1,212
     Deferred income taxes...........................................         131          694
     Changes in operating assets and liabilities, net of acquisitions of businesses:
       Accounts receivable...........................................        (976)         179
       Inventory.....................................................         946       (1,801)
       Other assets..................................................        (722)      (1,414)
       Accounts payable..............................................       2,643        9,516
       Income taxes payable..........................................        (168)      (2,598)
       Other liabilities.............................................         529            9
                                                                         --------     --------
Net cash provided by operating activities............................      15,525       24,570
INVESTING ACTIVITIES
  Purchase of videocassette rental inventory.........................     (17,169)     (26,799)
  Purchase of property and equipment.................................      (6,329)     (11,343)
  Investment in businesses, net of cash acquired.....................        (166)        (610)
  Notes receivable from officers.....................................          --         (160)
  Payments on notes receivable.......................................         420           43
                                                                         --------     --------
Net cash used in investing activities................................     (23,244)     (38,869)
FINANCING ACTIVITIES
  Proceeds from notes payable........................................       5,326       14,000
  Payments on notes payable..........................................      (9,525)      (2,029)
  Proceeds from issuance of common stock, net........................      25,032           --
                                                                         --------     --------
Net cash provided by financing activities............................      20,833       11,971
                                                                         --------     --------
Increase (decrease) in cash and cash equivalents.....................      13,114       (2,328)
Cash and cash equivalents at beginning of the period.................         676        2,424
                                                                         --------     --------
Cash and cash equivalents at end of the period.......................    $ 13,790     $     96
                                                                         ========     ========

                            See accompanying notes.

                               VIDEO UPDATE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 1997
                                  (UNAUDITED)

1.  GENERAL

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended October 31, 1997 are not necessarily indicative of the results that may be expected for the year ending April 30, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended April 30, 1997.

  Reclassification

     Certain prior year items have been reclassified to conform with the fiscal 1998 presentation.

2.  NET INCOME PER COMMON SHARE

     Net income (loss) per share under the treasury stock method is computed by dividing net income (loss) for the year by the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during the year. If the number of shares of common stock obtainable on exercise of outstanding options and warrants in the aggregate exceeds 20% of the number of common shares outstanding at the end of the period for which the computation is being made, the treasury stock method shall be modified in determining the dilutive effect of the options and warrants. The "treasury stock method -- modified" is presented if it is found to be dilutive. The weighted average number of shares used in the net income (loss) per share calculation was reduced by the common shares placed in escrow in connection with the Company's initial public offering.

                                                     THREE MONTHS             SIX MONTHS
                                                   ENDED OCTOBER 31,       ENDED OCTOBER 31,
                                                  -------------------     -------------------
                                                   1996        1997        1996        1997
                                                  -------     -------     -------     -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
    Earnings Per Share
    Net income (loss).........................    $   470     $(1,007)    $ 1,033     $  (897)
                                                  =======     =======     =======     =======
    Weighted average shares outstanding:
      Class A common shares outstanding at
         quarter end..........................     18,018      18,105      18,018      18,105
      Class B common shares outstanding at
         quarter end..........................      2,000       2,000       2,000       2,000
      Less: Class B common shares placed in
         escrow in connection with the initial
         public offering......................     (1,300)     (1,300)     (1,300)     (1,300)
      Effect of using weighted average common
         shares outstanding...................     (4,465)         --      (5,740)         --
      Effect of shares issuable under stock
         options and warrants based on the
         treasury stock method................        348         177         483         177
                                                  -------     -------     -------     -------
                                                   14,601      18,982      13,461      18,982
                                                  =======     =======     =======     =======
    Net income (loss) per common and common
      equivalent share........................    $  0.03     $ (0.05)    $  0.08     $ (0.05)
                                                  =======     =======     =======     =======

                                OCTOBER 31, 1997
                                  (UNAUDITED)

     In February, 1997 the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on April 30, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in no change in primary earnings per share for the three months and six months ended October 31, 1997 and 1996. The impact of Statement 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

3.  DEFICIENCY OBLIGATIONS -- ACQUISITIONS

     In connection with three acquisitions in which the Company has issued an aggregate of 574,506 shares of Class A Common Stock in fiscal 1996 and 1997, the Company may be obligated to make deficiency payments to such sellers equal to the difference between the guaranteed price of $7.00 to $15.00 for each share issued, and the actual market price obtained for such shares as of specified dates between July 1996 and October 1998. The remaining deficiency payments are estimated to be approximately $2,680,000 based on the closing stock price of $3.125 at October 31, 1997. The Company has the option of satisfying approximately $1,220,000 of this liability at October 31, 1997 through the issuance of additional shares of Class A Common Stock. The Company is currently disputing whether any deficiency payment is due with respect to 239,163 shares held by a seller in one of the acquisitions; the seller is claiming a deficiency payment based on proceeds from the sale of Class A Common Stock during the six month period of March 1996 to September 1996.

     During October 1997, a cash deficiency payment was made with regard to an acquisition in the cash amount of $68,562.

4.  STOCKHOLDER'S EQUITY

     In the first quarter of fiscal 1998, the Company canceled 65,750 shares of Class A Common Stock issued to a seller (reducing paid in capital and goodwill by approximately $500,000) as part of a purchase price adjustment related to one of the Company's Canadian acquisitions.

     The Company canceled 65,750 shares of Class A Common Stock issued to a seller (reducing paid in capital and goodwill by approximately $500,000) as part of a purchase price adjustment related to one of the Company's Canadian acquisitions.

                         MOOVIES' FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying consolidated balance sheets of Moovies, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and partners' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moovies, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick

                                          Greenville, South Carolina
                                          February 24, 1997

                                 MOOVIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                       SEPTEMBER
                                                                  DECEMBER 31,            30
                                                              --------------------     --------
                                                               1995         1996         1997
                                                              -------     --------     --------
                                                                                       (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................    $ 3,564     $  4,196     $  2,295
  Receivables.............................................      2,780          927        1,302
  Merchandise inventory...................................      2,617        8,265        5,220
  Deferred income tax benefit.............................        984        1,517        7,978
  Prepaid rent............................................        740          116        1,776
  Other...................................................      1,244        2,160        1,886
                                                              -------     --------     --------
          Total current assets............................     11,929       17,181       20,457
Videocassette rental inventory, net.......................     16,728       24,885       26,987
Furnishings and equipment, net............................      9,859       30,903       37,763
Goodwill, net.............................................     29,081       39,718       46,644
Deposits and other assets.................................        622        1,099        3,202
                                                              -------     --------     --------
                                                              $68,219     $113,786     $135,053
                                                              =======     ========     ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit..........................................    $ 2,500     $ 19,000     $ 19,000
  Notes payable...........................................      5,935        2,600           --
  Current portion of long-term debt.......................        481          168        4,500
  Accounts payable........................................     10,567       18,864       16,605
  Accrued liabilities.....................................      3,066        3,165       12,526
                                                              -------     --------     --------
          Total current liabilities.......................     22,549       43,797       52,631
Long-term debt, less current portion......................      2,411          101       26,375
Deferred income tax payable...............................      5,796        7,677        4,599
                                                              -------     --------     --------
                                                               30,756       51,575       83,605
Commitments Stockholders' equity:
  Preferred stock, $.001 par value; 1,000,000 shares
     authorized; no shares issued and outstanding.........         --           --           --
  Common stock, $.001 par value; 25,000,000 shares
     authorized; issued and outstanding 12,359,800 shares
     at September 30, 1997; 11,926,620 shares at December
     31, 1996 and 8,658,532 at December 31, 1995..........          9           12           12
  Additional paid-in capital..............................     35,858       58,336       61,885
  Retained earnings (deficit).............................      1,596        3,863      (10,449)
                                                              -------     --------     --------
          Total stockholders' equity......................     37,463       62,211       51,448
                                                              -------     --------     --------
                                                              $68,219     $113,786     $135,053
                                                              =======     ========     ========

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                               ----------------------------    -------------------
                                                1994      1995       1996       1996        1997
                                               ------    -------    -------    -------    --------
                                                                                   (UNAUDITED)
Revenues:
  Rental revenues...........................   $4,070    $20,309    $71,969    $51,760    $ 69,083
  Product sales.............................      322      4,349     13,314      7,934      12,487
                                               ------    -------    -------    -------    --------
                                                4,392     24,658     85,283     59,694      81,570
Operating costs and expenses:
  Operating expenses........................    3,121     15,593     59,928     42,580      67,366
  Cost of product sales.....................      278      2,979      8,958      4,958       9,856
  Selling, general and administrative.......      611      2,955      9,451      7,019       7,214
  Amortization of goodwill..................       --        148      1,733      1,219       1,762
  Merger related costs......................       --         --         --         --         472
  Restructuring and other charges...........       --         --         --         --      15,560
                                               ------    -------    -------    -------    --------
                                                4,010     21,675     80,070     55,776     102,230
                                               ------    -------    -------    -------    --------
Operating income (loss).....................      382      2,983      5,213      3,918     (20,660)
Interest expense............................     (101)      (197)    (1,327)      (997)     (2,756)
Other, net..................................       --         25        (24)       (11)        (55)
                                               ------    -------    -------    -------    --------
Income (loss) before income taxes and loss
  on early extinguishment of debt...........      281      2,811      3,862      2,910     (23,471)
Income tax expense (benefit)................       --      1,046      1,531      1,155      (9,388)
                                               ------    -------    -------    -------    --------
Income (loss) before extraordinary item.....      281      1,765      2,331      1,755     (14,083)
Extraordinary item -- loss on early
  extinguishment of debt....................       --         --        (64)       (64)       (229)
                                               ------    -------    -------    -------    --------
Net income (loss)...........................   $  281    $ 1,765    $ 2,267    $ 1,691    $(14,312)
                                               ======    =======    =======    =======    ========
Net income (loss) per share:
  Income (loss) before extraordinary item...   $  N/A    $  0.52    $  0.23    $  0.18    $  (1.13)
  Extraordinary item -- loss on early
     extinguishment of debt.................      N/A         --      (0.01)     (0.01)      (0.02)
                                               ------    -------    -------    -------    --------
  Net income (loss).........................   $  N/A    $  0.52    $  0.22    $  0.17    $  (1.15)
                                               ------    -------    -------    -------    --------
Weighted average shares outstanding.........      N/A      3,395     10,455      9,904      12,414
                                               ======    =======    =======    =======    ========

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' EQUITY (DEFICIT)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                       ADDITIONAL    RETAINED    PARTNERS'      TOTAL
                                             COMMON     PAID-IN      EARNINGS     EQUITY       EQUITY
                                             STOCK      CAPITAL      (DEFICIT)   (DEFICIT)    (DEFICIT)
                                             ------    ----------    --------    ---------    ---------
Balance at December 31, 1993..............    $ --      $      --    $     --      $(309)     $    (309)
  Net income..............................      --             --          --        281            281
  Partner withdrawals.....................      --             --          --       (376)          (376)
                                              ----      ---------    --------      -----      ---------
Balance at December 31, 1994..............      --             --          --       (404)          (404)
  Partner withdrawals.....................      --             --          --       (228)          (228)
  Partnership net income, through August
     8, 1995..............................      --             --          --        169            169
  Net proceeds from issuance and sale of
     3,622,500 shares of common stock, net
     of issuance costs of $3,464..........       4         36,960          --         --         36,964
  Issuance of common stock to companies
     acquired.............................       4          9,655          --         --          9,659
  Payment of deemed dividend..............      --        (22,949)         --         --        (22,949)
  Elimination of partner's deficit........      --           (463)         --        463             --
  Issuance of 842,004 shares of common
     stock in connection with acquisitions
     of video rental chains...............       1         12,655          --         --         12,656
  Net income..............................      --             --       1,596         --          1,596
                                              ----      ---------    --------      -----      ---------
Balance at December 31, 1995..............       9         35,858       1,596         --         37,463
  Net proceeds from issuance and sale of
     3,220,000 shares of common stock, net
     of issuance costs of $2,474..........       3         22,478          --         --         22,481
  Net income..............................      --             --       2,267         --          2,267
                                              ----      ---------    --------      -----      ---------
Balance at December 31, 1996..............      12         58,336       3,863         --         62,211
  Issuance of 427,672 shares of common
     stock in connection with acquisition
     of video rental chain (unaudited)....      --          2,299          --         --          2,299
  Issuance of warrant in connection with
     Senior Credit Facility (unaudited)...      --          1,250          --         --          1,250
  Net income (loss) (unaudited)...........      --             --     (14,312)        --        (14,312)
                                              ----      ---------    --------      -----      ---------
Balance at September 30, 1997
  (unaudited).............................    $ 12      $  61,885    $(10,449)     $  --      $  51,448
                                              ====      =========    ========      =====      =========

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                           -------------------------------    --------------------
                                            1994        1995        1996        1996        1997
                                           -------    --------    --------    --------    --------
                                                                                  (UNAUDITED)
Operating activities:
  Net income (loss).....................   $   281    $  1,765    $  2,267    $  1,691    $(14,312)
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
       Depreciation and amortization....       972       4,643      20,198      14,827      22,218
       Restructuring and other
          charges.......................        --          --          --          --      14,060
       Extraordinary item -- loss on
          early extinguishment of
          debt..........................        --          --          64          --          --
       Loss on disposal of furnishings
          and equipment.................         9          --          --          --          --
       Changes in operating assets and
          liabilities:
          Receivables...................        10      (2,544)      2,107       1,861        (413)
          Merchandise inventory.........        (3)       (847)     (5,503)     (2,585)      2,323
          Other current assets..........        --        (679)       (292)     (1,495)     (1,604)
          Deposits and other assets,
            net.........................       (57)         34        (511)       (184)     (2,434)
          Accounts payable..............       234       4,721       8,297       2,036      (2,298)
          Accrued liabilities...........        32       1,166      (1,115)        512         278
          Deferred income taxes.........        --       1,046       1,347       1,100      (9,539)
                                           -------    --------    --------    --------    --------
          Net cash provided by operating
            activities..................     1,478       9,305      26,859      17,763       8,279
                                           -------    --------    --------    --------    --------
Investing activities:
  Purchases of videocassette rental
     inventory, net.....................      (891)     (8,283)    (22,338)    (15,351)    (19,457)
  Purchases of furnishings and
     equipment..........................      (217)     (5,885)    (23,145)    (15,600)    (12,850)
  Proceeds from the sale of the grocery
     division...........................                               746         746          --
  Business acquisitions.................        --      (3,477)    (11,912)    (11,323)     (5,004)
                                           -------    --------    --------    --------    --------
          Net cash used in investing
            activities..................    (1,108)    (17,645)    (56,649)    (41,528)    (37,311)
                                           -------    --------    --------    --------    --------
Financing activities:
  Proceeds from line of credit
     borrowings.........................        --       2,500      26,000      11,296      20,000
  Proceeds from issuance of long-term
     debt...............................       582       4,116       2,000       2,000      30,000
  Principal payments on line of credit
     borrowings.........................        --          --      (9,500)         --     (19,000)
  Principal payments on long-term
     borrowings.........................      (363)     (9,223)    (10,558)    (10,370)     (3,869)
  Capitalized initial public offering
     costs..............................      (285)         --          --          --          --
  Proceeds from issuance of common
     stock, net.........................        --      36,963      22,480      22,481          --
  Cash paid, in the form of a deemed
     dividend, for the purchase of video
     chains.............................        --     (22,396)         --          --          --
  Proceeds from the exercise of
     warrants...........................        --           2          --          --          --

          See accompanying notes to consolidated financial statements.

                                  MOOVIES INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

                                                                               NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                            1994        1995        1996        1996        1997
                                           -------    --------    --------    --------    --------
                                                                                  (UNAUDITED)
  Capital/partner contributions
     (withdrawals), net.................      (376)       (228)         --          --          --
                                           -------    --------    --------    --------    --------
          Net cash provided by (used in)
            financing activities........      (442)     11,734      30,422      25,407      27,131
                                           -------    --------    --------    --------    --------
Increase (decrease) in cash and cash
  equivalents...........................       (72)      3,394         632       1,642      (1,901)
Cash and cash equivalents at beginning
  of year...............................       242         170       3,564       3,564       4,196
                                           -------    --------    --------    --------    --------
Cash and cash equivalents at end of
  year..................................   $   170    $  3,564    $  4,196    $  5,206    $  2,295
                                           =======    ========    ========    ========    ========
Supplemental disclosure of cash flow
  information:
  Cash paid for interest................   $    36    $    162    $  1,053    $    726    $  2,520
                                           =======    ========    ========    ========    ========
  Cash paid for income taxes............   $    --    $     --    $     10    $     --    $     --
                                           =======    ========    ========    ========    ========

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Moovies, Inc. (the "Company") was incorporated in November 1994 for the purpose of entering into agreements to acquire video specialty stores, consummating an initial public offering of stock and operating video specialty stores. Concurrent with the completion of an initial public offering of stock in August 1995, the Company acquired ten other video specialty chains, including Tonight's Feature Limited Partnership II, the Company's predecessor (the "Predecessor" or "Tonight's Feature"). As of December 31, 1996, the Company operated 223 video specialty stores located in South Carolina, North Carolina, Georgia, Tennessee, Iowa, Virginia, Ohio, New Jersey, New York, Connecticut, Pennsylvania, Colorado, Minnesota, Wisconsin, South Dakota and Nebraska. Prior to August 1995, Moovies, Inc. had no operations.

  Basis of Presentation

     The accompanying consolidated financial statements reflect the results of operations of Tonight's Feature for 1994 and through August 1995. In August 1995, Tonight's Feature was merged into the Company. From August 1995, the consolidated financial statements reflect the combined operations of the predecessor and the acquisitions (see note 2).

     The consolidated balance sheet as of September 30, 1997 and the consolidated statements of operations, stockholders' equity and partners' equity (deficit) and cash flows for the nine months ended September 30, 1996 and 1997 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position, results of operations and cash flows as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997, have been included.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from and after the date of acquisition of each such subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Merchandise Inventory

     Merchandise inventory, consisting primarily of prerecorded videocassettes, video games, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

                                 MOOVIES, INC.

  Videocassette Rental Inventory

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory. Under this new method, videocassette rental inventory is stated at cost, including the related costs to prepare such videocassettes for rent, and is amortized over its estimated economic life of 36 months, to its estimated salvage value ($6 per videocassette during 1996). All copies of new release videocassettes are amortized on an accelerated basis during their first four months to an average net book value of $15 and then on a straight-line basis to their estimated salvage value of $6 over the next 32 months. All copies of new release videocassettes that are purchased for less than $15 are amortized on a straight-line basis to the estimated salvage value of $6 over 36 months. The number of high and low priced new release titles purchased by the Company in any given period depends on the price assigned to each release by the movie studios. Historically, there are fewer low priced new release titles than high priced. Therefore, the Company has historically spent less on low priced new release titles. After the book value is amortized to its salvage value, it remains in inventory at that value until disposed of, at which time the salvage value is recorded as an element of cost of sales.

     The new method of amortization was adopted because the Company believes accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenue generated following a title's release, and believes $15 represents a reasonable average carrying value for tapes to be rented or sold after four months and $6 represents a reasonable salvage value for all tapes after 36 months.

     The new method of amortization has been applied to videocassette rental inventory that was held in inventory at January 1, 1996. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded $860,000 as a pre-tax charge to operating expense in the first quarter. The application of the new method of amortizing videocassette rental inventory, including the $860,000 or $0.06 per share charge described above, increased amortization expense for the year ended December 31, 1996 by approximately $2.9 million and reduced net income by approximately $1.7 million and earnings per share by $0.17.

     Prior to January 1996, videocassette rental inventory was stated at cost, and was amortized over its estimated economic life with no provision for salvage value. Videocassettes that were considered base stock ("catalog titles"), together with related costs to prepare them for rent, were amortized over 36 months on a straight-line basis. New release videocassettes were amortized as follows: the tenth and any succeeding copies of each title per store were amortized over nine months on a straight-line basis; the fourth through ninth copies of each title per store were amortized 40% in the first year and 30% in each of the second and third years; and copies one through three of the titles per store were amortized as base stock.

     Certain videocassettes in the rental inventory are leased under a revenue sharing agreement with a vendor, as broker for various studios. During the revenue sharing period, which does not exceed two years, the studios retain ownership of the videocassette, and the Company shares the rental revenue with the studios rather than purchasing the videocassette for a fixed cost (typically $60 to $67). Under this agreement, the percentage of rental revenue retained by the Company generally increases during the first 90 days of the revenue sharing period, reaching a fixed percentage at 90 days. The associated handling fee per leased videocassette is amortized on a straight-line basis over the term of the lease. Revenue sharing allows the Company to order a substantially larger number of copies to fill most of the temporarily heavy demand that exists during the first few weekends of a title's release. Revenue sharing reduces the risk that the Company will be unable to recover the acquisition cost of a videocassette through rental revenue before the popularity of the title declines significantly. At the end of the revenue sharing period for a title, the Company may purchase the remaining copies of that title for generally less than $5 per copy. The purchased copies are then accounted for as base stock.

                                 MOOVIES, INC.

     Videocassette rental inventory and related amortization are as follows:

                                                       DECEMBER 31,          SEPTEMBER 30,
                                                   ---------------------     -------------
                                                     1995         1996           1997
                                                   --------     --------     -------------
                                                                              (UNAUDITED)
                                                               (IN THOUSANDS)
        Videocassette rental inventory.........    $ 38,903     $ 45,563       $  52,220
        Accumulated amortization...............     (22,175)     (20,678)        (25,233)
                                                   --------     --------       ---------
                                                   $ 16,728     $ 24,885       $  26,987
                                                   ========     ========       =========

     Amortization expense related to videocassette rental inventory amounted to $779,000, $3,988,000 and $15,633,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $11,818,000 and $15,770,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively. As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  Furnishings and Equipment

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (5 to 7 years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily 5 to 10 years) for leased items using the straight-line method.

  Videocassette Revenue

     Revenue is recognized at the time of rental or sale of the videocassette.

  Goodwill

     Goodwill consists of the excess of acquisition costs over the fair market value of assets acquired. Goodwill is amortized over 20 years and is shown net of $148,000 and $1,881,000 of accumulated amortization at December 31, 1995 and 1996, respectively, and $3,637,000 at September 30, 1997 (unaudited). If facts and circumstances suggest that the excess of cost over net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the excess cost over net assets acquired will be reduced by the estimated shortfalls of cash flows.

  Fair Value of Financial Instruments

     At December 31, 1995 and 1996, the carrying value of financial instruments such as cash and cash equivalents and accounts payable and notes payable approximated their fair values, based upon the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of such instruments approximated their fair value at December 31, 1995 and 1996 and at September 30, 1997 (unaudited).

  Income Taxes

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on

                                 MOOVIES, INC.

deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Predecessor operated as a partnership for income tax purposes through August 1995. Accordingly, income taxes were paid by the Predecessor's general partners and the Predecessor had no income tax liability.

  Net Income Per Share

     Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average common and common equivalent shares include common shares, stock options using the treasury stock method and the assumed exercise of the outstanding warrants to purchase common stock.

(2)  STOCK OFFERINGS AND ACQUISITIONS

  Stock Offerings

     In August 1995, the Company completed its initial public offering of 3,622,500 shares of common stock for $12.00 per share. The net proceeds of the initial public offering, after deducting applicable issuance costs and expenses, were approximately $36.9 million. The proceeds were used to pay the cash portion of the acquisitions of $22.4 million, which together with the issuance of a $500,000 note payable were considered to be deemed dividends, and to repay approximately $4.2 million of long-term indebtedness of the acquisitions and $1.4 million of long-term indebtedness of Tonight's Feature. The remaining proceeds were used to acquire additional video rental chains and to open new stores, acquire new sites, and renovate older locations.

     In July 1996, the Company completed a second offering of 3,220,000 common shares. The net proceeds to the Company from the sale of common stock, after deducting offering expenses, were approximately $22.5 million. The Company used a portion of the proceeds to fund the Premiere Video acquisition described below and to repay existing borrowings.

  Acquisitions

     Concurrently with the initial public offering, the Company purchased substantially all of the assets, assumed certain liabilities and acquired the businesses of 76 video specialty stores. As defined under Rule 1-02(s) of Regulation S-X, the shareholders and owners of these video stores were considered promoters who transferred assets and liabilities to the Company in exchange for common stock. As a result, the Company recorded the assets and liabilities acquired at their historical cost bases and no goodwill was recorded in the transaction.

     During the remainder of 1995, the Company acquired 48 video specialty stores from six unrelated sellers for approximately $22.1 million and the issuance of approximately 842,000 shares of common stock.

     In July 1996, the Company acquired certain assets and business of American Multi-Entertainment, Inc. d/b/a Premiere Video ("Premiere Video") in an asset purchase transaction for aggregate consideration of approximately $11.5 million. Premiere Video owned and operated 23 stores in Minnesota, Iowa, Wisconsin, South Dakota and Nebraska.

     In addition, during 1996 the Company acquired seven additional video specialty stores in two separate asset purchase transactions for aggregate consideration of approximately $3.0 million in cash.

     The following unaudited pro forma information presents the results of operations of the Company as though the aforementioned acquisitions had occurred as of the beginning of the year in which the acquisition occurred and the immediately preceding year.

                                 MOOVIES, INC.

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
                                                                     (IN THOUSANDS,
                                                                    EXCEPT PER SHARE
                                                                        AMOUNTS)
        Pro forma revenue......................................    $78,959     $91,331
        Pro forma net income...................................    $ 4,567     $ 3,450
        Pro forma net income per share.........................    $  0.39     $  0.29
        Pro forma weighted average shares......................     11,760      11,809

(3)  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment consisted of the following:

                                                         DECEMBER 31,        SEPTEMBER 30,
                                                     --------------------    -------------
                                                       1995        1996          1997
                                                     --------    --------    -------------
                                                                              (UNAUDITED)
                                                                (IN THOUSANDS)
        Building...................................  $    147    $    147      $      --
        Furniture and fixtures.....................     5,381      11,741         16,214
        Other equipment............................     4,825       6,986          8,486
        Leasehold improvements.....................     2,667       8,157         18,898
        Vehicles...................................       216         169             --
        Construction in progress...................     2,190      10,097          4,410
                                                     --------     -------        -------
                                                       15,426      37,297         48,008
        Accumulated depreciation and
          amortization.............................    (5,567)     (6,394)       (10,245)
                                                     --------     -------        -------
                                                     $  9,859    $ 30,903      $  37,763
                                                     ========     =======        =======

     Depreciation and amortization expense on furnishings and equipment was $128,000, $507,000 and $2,832,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $1,790,000 and $4,528,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

(4)  LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                              DECEMBER 31,      SEPTEMBER 30,
                                                              -------------     -------------
                                                              1995     1996         1997
                                                              ----     ----     -------------
                                                                                 (UNAUDITED)
                                                                      (IN THOUSANDS)
    Note payable to bank, due in monthly installments of
      varying amounts through November 2000, with interest
      at prime plus 1.5%, secured by all assets of
      selected stores. Repaid in full during 1996.........    $629     $ --         $  --
    Note payable to bank, due in monthly installments of
      varying amounts through November 2000, with interest
      at 9.75%, secured by certain fixed assets...........     116      109            --
    Note payable to investment company, due in monthly
      installments through April 2000, with interest at
      11%,secured by certain fixed assets. Repaid in full
      during 1996.........................................     112       --            --
    Unsecured note payable to seller, due in five equal
      principal payments with the final payment due in
      April 1997, with interest at 8%.....................     469       94            --

                                 MOOVIES, INC.

                                                             DECEMBER 31,       SEPTEMBER 30,
                                                            ---------------     -------------
                                                             1995      1996         1997
                                                            ------     ----     -------------
                                                                                 (UNAUDITED)
    Unsecured demand notes payable to seller with
      interest at 10.0%.................................    $   66       66             --
    Subordinated note payable to investment company, due
      in April 2000, with interest at 13.5%, secured by
      second lien on assets of selected stores. Repaid
      in full during 1996...............................     1,500       --             --
    Note payable to bank, due in quarterly installments
      of varying amounts through March 2002.............        --       --         30,875
                                                            ------     ----        -------
                                                             2,892      269         30,875
    Less current portion................................      (481)    (168)        (4,500)
                                                            ------     ----        -------
                                                            $2,411     $101        $26,375
                                                            ======     ====        =======

     The Company is required to comply with certain covenants which limit the incurrence of additional debt, restrict the payment of dividends and restrict the disposition of certain assets. At year end, the Company was in compliance with such covenants.

     Scheduled maturities of long-term debt at December 31, 1996 are as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
                1997.........................................         $168
                1998.........................................           12
                1999.........................................           16
                2000.........................................           73
                                                                      ----
                                                                      $269
                                                                      ====

(5)  LINE OF CREDIT

     In March 1996, the Company signed a new revolving credit facility (the "Facility") for up to $22.5 million. In December 1996, the Facility was increased to $30.0 million. The available amount of the Facility will reduce quarterly with a final maturity of December 31, 1998. The interest rate of the facility is variable based on LIBOR and the Company may repay the Facility at any time without penalty. Borrowings are secured by substantially all of the Company's assets. The more restrictive covenants under the facility require the Company to maintain certain debt to cash flow ratios and require the Company to maintain certain minimum cash flow levels. The Company was in compliance with all such covenants at December 31, 1996. Borrowings under this line of credit amounted to $19,000,000 at December 31, 1996.

(6)  NOTES PAYABLE

     In connection with several acquisitions in 1995, the Company issued notes payable to former owners aggregating $5,935,215 which was repaid during 1996.

     In connection with the acquisition of Premiere Video in July 1996 the Company issued a $2.6 million unsecured note payable to the former owners. The note was repaid in January 1997.

                                 MOOVIES, INC.

(7)  STOCKHOLDER'S EQUITY

  Preferred Stock

     The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series, and to fix or alter the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such stock, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders' of the Company. No shares of preferred stock have been issued.

  Stock Options

     In June 1995, the Board of Directors adopted, and the stockholders approved, the 1995 Stock Option Plan (the "Plan"). The Plan provides for the award of incentive stock options to officers and employees and the award of non-qualified stock options and other incentive grants to directors, officers and employees. Options become exercisable at a rate of 33% each year from the date of grant and have a maximum life of 10 years. The Company has reserved 1,500,000 shares for issuance under the Plan. At December 31, 1996 there were 684,400 shares available for issuance under the Plan.

     A summary of activity in the Plan during the periods indicated is as follows:

                                                            NUMBER OF     WEIGHTED-AVERAGE
                                                             SHARES        EXERCISE PRICE
                                                            ---------     ----------------
        Stock options outstanding:
          Balance at December 31, 1994..................          --           $   --
          Granted.......................................     700,450            11.32
          Exercised.....................................          --               --
          Terminated....................................          --               --
                                                             -------           ------
          Balance at December 31, 1995..................     700,450            11.32
          Granted.......................................     340,400             9.78
          Exercised.....................................          --               --
          Terminated....................................     225,250            10.87
                                                             -------           ------
          Balance at December 31, 1996..................     815,600           $10.80
                                                             =======           ======

     At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $8.25 -- 12.63 and 7.8 years, respectively.

     At December 31, 1995 and 1996, the number of options exercisable was 155,000 and 366,216, respectively, and the weighted average exercise price of those options was $12.00 and $11.62, respectively.

     The per share weighted-average fair value of stock options granted under the Plan was $8.30 and $7.75 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1995-expected dividend yield 0%, expected volatility of 56.8%, risk-free interest rate of 6.0% and an expected life of 10 years; 1996-expected dividend yield 0%, expected volatility of 60.2%, risk-free interest rate of 6.4% and an expected life of 10 years.

     The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options in its Plan under

                                 MOOVIES, INC.

SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                    1995           1996
                                                                   ------         ------
                                                                   (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNT)
        Net Income......................  As Reported              $1,765         $2,267
                                          Pro forma                $1,695         $1,612
        Net income per share............  As Reported              $ 0.52         $ 0.22
                                          Pro forma                $ 0.50         $ 0.15

     Pro forma net income reflects only options granted in 1995 and 1996. Compensation cost is reflected over the options' vesting period of three years. No options were granted under the plan prior to 1995.

  Warrants

     In November 1994, the Company granted to a director a warrant to purchase 150,000 shares of Common Stock of the Company at $1.00 per share. In March 1995, the Company granted 19 former limited partners of the Predecessor warrants to purchase an aggregate of 74,352 shares of Common Stock of the Company for $.01 per share. In April 1995, the Company's predecessor granted to Mortco, Inc., in connection with the Company's note payable to Mortco, a warrant to acquire 40,877 shares of Common Stock at an exercise price equal to the initial public offering price per share. In April 1995, the Company granted to Sirrom Capital Corporation a warrant to acquire 156,110 shares of Common Stock at $.01 per share in connection with a loan from Sirrom to the Predecessor. In July 1995, the Company agreed to issue to the Underwriters warrants to purchase 236,250 shares of Common Stock at a purchase price per share equal to 120% of the initial public offering price per share. The warrants will be exercisable during the four year period commencing one year after the date the warrants are issued. In January 1996 in connection with issuance of a subordinated note payable the Company granted to Sirrom a warrant to purchase 20,000 shares of common stock at an exercise price of $10.80 per share. The warrants will be exercisable during the four year period commencing one year after the date the warrants are issued.

     During 1995 and 1996, warrants for 167,124 and 48,000 shares, respectively at $.01 per share were exercised. The Company received proceeds of $1,671 and $480, respectively.

  Shareholder Protection Rights Agreement

     In December 1996, the Board of Directors adopted a Shareholder Protection Rights Agreement (the "Plan") and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock to shareholders of record on December 31, 1996. Such Rights only become exercisable upon (i) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common stock or (ii) 10 business days after a person or group commences or publicly announces its intention to make a tender offer or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

     Each Right entitles the shareholder to purchase from the Company one one-hundredth of a share of Participating Preferred Stock, $.001 par value per share (the "Preferred Shares"), at a price of $30, subject to adjustment. Thereafter, each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to be paid an amount per share equal to the aggregate amount distributable to a holder of 100 shares of Common Stock. Each Preferred Share shall have 100 votes and shall vote as a class with the Common

                                 MOOVIES, INC.

Shares voting on such matter. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Because of the nature of the Preferred Shares, the value of one one-hundredth interest in a Preferred Share should approximate the value of one Common Share. The Rights will expire on December 31, 2006.

(8)  COMMITMENTS

     The Company leases all of its retail facilities and certain computer equipment under noncancelable operating leases which contain renewal options and escalation clauses. Future minimum lease payments required under these leases as of December 31, 1996 are as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
                1997.........................................       $ 17,483
                1998.........................................         16,040
                1999.........................................         14,243
                2000.........................................         10,545
                2001.........................................          8,165
                                                                    --------
                                                                    $ 66,476
                                                                    ========

     Rental and related expenses amounted to $422,000, $2,901,000 and $13,610,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $9,578,000 and $17,227,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

     The Company has a revenue sharing agreement through 2005 whereby it is obligated to obtain a minimum annual dollar amount of new releases from a vendor. During the revenue sharing period, which is generally one year (but does not exceed two years) per title, the movie studio retains ownership of the video and the Company shares the rental revenue with the vendor.

(9)  INCOME TAXES

     Income tax expense is as follows:

                                                        YEARS ENDED        NINE MONTHS ENDED
                                                       DECEMBER 31,          SEPTEMBER 30,
                                                     -----------------     ------------------
                                                      1995       1996       1996       1997
                                                     ------     ------     ------     -------
                                                                              (UNAUDITED)
                                                                  (IN THOUSANDS)
    Current:
    Federal......................................    $   --     $  174     $   --     $    --
    State........................................        --         10         --          10
                                                     ------     ------     ------     -------
    Total current................................        --        184         --          10
                                                     ------     ------     ------     -------
    Deferred:
    Federal......................................       823      1,104        956      (7,798)
    State........................................       223        243        198      (1,600)
                                                     ------     ------     ------     -------
    Total deferred...............................     1,046      1,347      1,154      (9,398)
                                                     ------     ------     ------     -------
    Total........................................    $1,046     $1,531     $1,154     $(9,388)
                                                     ======     ======     ======     =======

                                 MOOVIES, INC.

     Income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% as a result of the following :

                                                                            NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                       -------------------------------     -------------------
                                        1994        1995        1996        1996        1997
                                       -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
                                                           (IN THOUSANDS)
    Computed "expected" tax
      expense......................    $    96     $   956     $ 1,313     $   989     $(7,980)
    Increase (decrease) in income
      taxes resulting from:
    State and local income taxes,
      net of Federal income tax
      benefits.....................         --         147         168         131      (1,056)
    Goodwill amortization..........         --          --         111         112          83
    Other..........................         --          --         (61)        (78)       (435)
    Income from partnership,
      taxable to partners..........        (96)        (57)         --          --          --
                                       -------     -------     -------     -------     -------
    Actual tax expense.............    $    --     $ 1,046     $ 1,531     $ 1,154     $(9,388)
                                       =======     =======     =======     =======     =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                             DECEMBER 31,        SEPTEMBER 30,
                                                           -----------------     -------------
                                                            1995       1996          1997
                                                           ------     ------     -------------
                                                                                  (UNAUDITED)
                                                                     (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards.................    $  789     $2,191        $ 9,263
      Accrued expenses and allowances deductible for
         books, but not for tax........................       993        663          3,835
      Expenditures capitalized and amortized for tax...                  213            101
                                                           ------     ------        -------
                                                           $1,782     $3,067        $13,199
                                                           ------     ------        -------
    Deferred tax liabilities:
      Furnishings and equipment, principally due to
         differences in depreciation...................    $3,404     $4,960        $ 5,305
      Intangibles, principally due to differences in
         amortization .................................     2,745      3,360          3,782
      Prepaid expenses deductible for tax..............        --        674            732
      Other............................................       445        233             --
                                                           ------     ------        -------
                                                           $6,594     $9,227          9,819
                                                           ------     ------        -------
              Net deferred tax liabilities (assets)....    $4,812     $6,160        $(3,380)
                                                           ======     ======        =======

     Management believes that a valuation allowance is not considered necessary based upon projections of future taxable income and the reversal of taxable temporary differences over the periods during which the deferred tax assets are deductible.

                                 MOOVIES, INC.

     As of September 30, 1997, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $24,000,000 which expire in varying amounts commencing in 2010 and are available to offset future taxable income.

(10)  SUBSEQUENT EVENT (UNAUDITED)

     Senior Credit Facility. In March 1997, the Company signed a new senior credit facility (the "Senior Credit Facility") for up to $75.0 million. The Senior Credit Facility consists of (i) a five year $30.0 million longterm note with quarterly repayments beginning on September 30, 1997; (ii) a $41.0 million capital facilities line and (iii) a $4.0 million revolver. The Senior Credit Facility replaced the Company's existing credit facility. The Company may borrow amounts under the capital facilities line until March 31, 1999 at which time it will begin repaying any amount outstanding quarterly over the next three years. The interest rate of the Senior Credit Facility is variable based on LIBOR and the Company may repay the Senior Credit Facility at any time without penalty. At June 30, 1997, the Company had outstanding borrowings of $45.0 million under the Senior Credit Facility which consisted of a $30.0 million long-term note, $11.0 million under the capital facilities line and $4.0 million under the revolver. The more restrictive covenants under the facility require the Company to maintain certain debt to cash flow ratios and require the Company to maintain certain minimum cash flow levels.

     In connection with the Senior Credit Facility, the syndication agent received a warrant to purchase up to 500,000 shares of common stock of the Company at an exercise price of $6.35 which is the average stock price over the 30 days prior to signing the commitment. The warrant was valued at $1,250,000 and is included in additional paid-in-capital, with the resulting original issue discount (OID) on the loan being amortized using a method which approximates the interest method over the term of the note.

     Acquisition. Concurrently with the closing of the Senior Facility, the Company acquired certain assets and business of Movie Warehouse, Inc. and affiliates ("Movie Warehouse") in an asset purchase transaction. The Company acquired 21 video specialty stores and the franchiser's interest with respect to an additional 43 video specialty stores which will continue to operate under the Movie Warehouse name. The aggregate consideration for the acquisition was approximately $9.6 million, consisting of $5.0 million in cash, $2.0 million in promissory notes due in March 1999 and $2.6 million in common stock (427,672 shares).

     Video Update Acquisition. In July 1997 the Company announced it had entered into an agreement with Video Update, Inc. ("Video Update") pursuant to which Video Update would acquire Moovies in a stock-for-stock merger transaction. Terms of the agreement, as amended, call for each stockholder of Moovies to receive .75 shares of Video Update Class A common stock for each share of Moovies common stock. The agreement with Video Update is subject to stockholder approval of both companies, and is anticipated to be completed some time in the first quarter of 1998.

(11)  RESTRUCTURING AND OTHER CHARGES

     In May 1997, Moovies announced it would reduce the number of new stores to be developed in 1997 and as a result of the reduced growth plans it would make immediate reductions in general and administrative expenses. The cost of implementing these reductions resulted in a one-time charge of $1.5 million or $0.07 per share, which was recorded in the second quarter.

     During the third quarter of 1997, Moovies began and completed an extensive analysis of its store base performance and adopted a business restructuring plan to close approximately 20 of its stores and eliminate future store growth for at least the next twelve months. Management concluded that certain stores were under performing, that it was not prudent to continue to operate these locations and that cash from operations and the lack of borrowing capacity would not allow for continued cash outlay for opening additional stores.

                                 MOOVIES, INC.

     This restructuring plan has resulted in Moovies recording an additional $14.1 million pretax charge for restructuring and other charges in the third quarter of 1997. The components of the charge include approximately (i) $4.8 million in reserves for future cash outlays for lease terminations, miscellaneous closing costs and legal and accounting costs, (ii) $2.8 million in asset write downs associated with the store closings, (iii) $2.9 million in write down of rental inventory previously expected to be transferred to and used in new stores that will now be liquidated, (iv) $2.1 million in write off of store design prototypes and capitalized costs associated with the development of new sites which will not be developed, (v) $1.1 million in reserves for future cash outlays under existing contracts for purchases of fixtures and equipment that were intended to be placed in new stores, and (vi) $400,000 for the closure of Moovies' product management center for new store inventory.

     The expected store closings are not concentrated in a particular geographic area. The principal factors considered in identifying stores for closure included: (i) whether a store generated sufficient cash flow at the store level to provide an acceptable return on current investment; (ii) whether the latest sales trends indicated a likely improvement in the historical store results;
(iii) whether the current or future competitive climate would make sales improvements less likely; and (iv) whether a store's performance warrants lease renewal where the lease was scheduled to expire within the next year. In some situations, the timing of store closures will depend on Moovies' ability to negotiate reasonable lease termination agreements. The lease commitments associated with the closing stores will be retired entirely or materially diminished by one of three methods: (i) through the normal expiration of the lease within the next year; (ii) through the subletting of the property to another entity; or (iii) through a negotiated lease buyout with the individual landlord. The store closures are expected to be completed by the end of the second quarter of 1998. The stores identified for closure had revenues and store operating expenses (including amortization of videocassettes and cost of goods sold) of approximately $3.0 million and $4.2 million, respectively, for the nine months ended September 30, 1997.

     During the first quarter of 1996, Moovies adopted Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, issued in March 1995. In conjunction with the business restructuring in the third quarter of 1997 an estimated $2.8 million impairment loss was incurred for those stores identified to close where projected operating performance indicated an impairment. This impairment loss related primarily to the write-off of leasehold improvements, fixtures and intangibles and a valuation allowance for videocassette rental inventory associated with the stores to be closed.

     Since its inception, Moovies has experienced rapid growth through new store openings and acquisitions. To meet this growth expectation, Moovies had built a strong store development department, opened a new store product management center, developed store design prototypes, accumulated videocassette tapes to be used in opening new stores, started the development of a software system capable of tracking each tape and entered into selected contracts with suppliers for the purchase of store fixtures. As a result of the elimination of future growth, these designs, systems, centers and contracts are no longer necessary.

                                 MOOVIES, INC.

(12)  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                            QUARTER ENDED
                                          --------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 29,   DECEMBER 31
                                          ---------   --------   -------------   -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATE)
    1996
      Revenues..........................   $19,316    $18,285       $22,094        $25,588
      Operating income..................     1,360      1,371         1,187          1,295
      Income before income taxes and
         extraordinary item.............     1,038        978           894            952
      Extraordinary item-loss on early
         extinguishment of debt.........        --         --            64             --
      Net income........................       623        591           477            576
      Net income per share..............   $  0.07    $  0.07       $  0.04        $  0.05
      Shares used in computation........     8,976      8,887        11,850         12,108
    1995
      Revenues..........................   $ 1,223    $ 1,275       $ 7,028        $15,132
      Operating income..................        74         82           862          1,965
      Income before income taxes........        47         30           756          1,978
      Net income........................        47         30           490          1,198
      Net income per share..............        --         --       $  0.10        $  0.14
      Shares used in computation........        --         --         5,015          8,565

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                          VIDEO UPDATE, INC. ("BUYER")
                            VUI MERGER CORP. ("SUB")
                                      AND
                           MOOVIES, INC. ("COMPANY")
                                  JULY 9, 1997
                          AGREEMENT AND PLAN OF MERGER

     Agreement entered into as of July 9, 1997 by and between Video Update, Inc., a Delaware corporation ("BUYER"), VUI Merger Corp., a Delaware corporation ("SUB") and Moovies, Inc., a Delaware corporation ("COMPANY"). BUYER and COMPANY are referred to individually herein as a "PARTY" and collectively herein as the "PARTIES."

     This Agreement contemplates a merger of SUB, a newly formed, wholly owned first tier subsidiary of BUYER with and into COMPANY in a reorganization pursuant to Code Sections 368(a)(1)(A) and 368(a)(2)(E) whereby the COMPANY Stockholders will receive voting common stock of BUYER in exchange for all of their capital stock in COMPANY, all pursuant to the plan of reorganization set forth herein.

     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

     1.  DEFINITIONS.

     "AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

     "BENEFIT PLANS" has the meaning set forth in Sections 3.11 and 4.13 below.

     "BUYER" has the meaning set forth in the preface above.

     "BUYER SHARE" means any share of the Class A Common Stock, $.01 par value per share, of BUYER.

     "BUYER'S KNOWLEDGE" means the actual conscious knowledge of any of Daniel
A. Potter, John M. Bedard, or Christopher Gondeck.

     "CERTIFICATE" and "CERTIFICATES" have the meanings set forth in Section 2.9(a) below.

     "CERTIFICATE OF INCORPORATION" has the meaning set forth in Section 2.4(b) below.

     "CERTIFICATE OF MERGER" has the meaning set forth in Section 2.3 below.

     "CLOSING" has the meaning set forth in Section 2.2 below.

     "CLOSING AGREEMENT" has the meaning set forth in Section 3.9(s)(iv) below.

     "CLOSING DATE" has the meaning set forth in Section 2.2 below.

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "COMPANY" has the meaning set forth in the preface above.

     "COMPANY SHARE" means any share of the Common Stock, $.001 par value per share, of COMPANY.

     "COMPANY STOCKHOLDER" means any Person who or which holds any COMPANY
Shares.

     "COMPANY's KNOWLEDGE" means the actual conscious knowledge of any of John
L. Taylor, F. Andrew Mitchell, or Ross Miller.

     "CONVERSION RATIO" has the meaning set forth in Section 2.5 below.

     "DELAWARE GENERAL CORPORATION LAW" means the General Corporation Law of the State of Delaware, Title 8, Delaware Cod 1953, as amended.

     "DISCLOSURE SCHEDULE" has the meaning set forth in Article 3 and 4 below.

     "EFFECTIVE TIME" has the meaning set forth in Section 2.4(a) below.

     "ENVIRONMENTAL LAWS" has the meaning set forth in Sections 3.12(a) and 4.14(a) below.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "EXCHANGE AGENT" has the meaning set forth in Section 2.9(b) below.

     "FAIRNESS OPINION" has the meaning set forth in Sections 6.1(j) and 6.2(i) below.

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "HAZARDOUS SUBSTANCE" has the meaning set forth in Sections 3.12(b) and 4.14(b) below.

     "INDEMNITEE" has the meaning set forth in Section 5.6(a) below.

     "IRS" means the Internal Revenue Service.

     "JOINT PROXY STATEMENT" has the meaning set forth in Section 3.17(ii) below.

     "MATERIAL ADVERSE EFFECT" has the meaning set forth in Section 3.1 below.

     "MATERIAL SUBSIDIARIES" means Moovies of the Carolinas, Inc., Moovies of Georgia, Inc., Moovies of Iowa, Inc., Moovies of Michigan, Inc., Movie Warehouse Franchise Systems, Inc., E.C. 6, Inc., SONI, Inc., PQ3, Inc., SNO, Inc., GBO, Inc., D-Skippy, Inc., DCO, Inc., PTO, Inc., The Movie Store, Inc., #2, The Movie Store III, Inc., Alpharetta Media Associates, Inc., Rio Media Associates, Inc., Pic-A-Flick of Greenville, Inc.

     "MERGER" has the meaning set forth in Section 2.1 below.

     "MERGER CONSIDERATION" has the meaning set forth in Section 2.5 below.

     "MOST RECENT FISCAL QUARTER END" has the meaning set forth in Sections 3.6 and 4.6 below.

     "MULTIEMPLOYER PENSION PLANS" has the meaning set forth in Sections 3.11(c) and 4.13(c) below.

     "OPTION PLANS" has the meaning set forth in Section 2.6 below.

     "ORDINARY COURSE OF BUSINESS" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

     "PARTIES" has the meaning set forth in the preface above.

     "PARTY" has the meaning set forth in the preface above.

     "PENSION PLANS" has the meaning set forth in Sections 3.11 and 4.13 below.

     "PERSON" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "PROSPECTUS" means the final prospectus relating to the registration of the BUYER Shares under the Securities Act.

     "PUBLIC REPORTS" has the meaning set forth in Sections 3.5 and 4.5 below.

     "REGISTRATION STATEMENT" has the meaning set forth in Section 3.17(i) below.

     "REQUISITE BUYER STOCKHOLDER APPROVAL" with respect to BUYER means (i) the affirmative vote of the holders of a majority of the outstanding shares of BUYER present or represented at a meeting at which a quorum is present in favor of the issuance of BUYER shares in connection with this Agreement , and (ii) the affirmative vote of the holders of the requisite majority of outstanding shares of BUYER in favor of amendments to BUYER's certificate of incorporation increasing the number of authorized BUYER Shares to the extent necessary to consummate the transactions contemplated hereunder and with respect to SUB means
(i) the affirmative vote or consent of the holders of a majority of the outstanding shares of SUB in favor of this Agreement and the Merger.

     "REQUISITE BUYER PROPOSAL APPROVAL" with respect to BUYER means the affirmative vote of the holders of the requisite majority of outstanding shares of BUYER in favor of any proposal relating to the elimination of escrow arrangements governing BUYER's Class B Common Stock, $.01 par value, in accordance with the requirements of the Escrow Agreement, dated July 20, 1994, by and among American Stock Transfer & Trust Company, BUYER and certain stockholders of BUYER.

     "REQUISITE COMPANY STOCKHOLDER APPROVAL" means with respect to COMPANY the affirmative vote of the holders of a majority of the outstanding shares of COMPANY in favor of this Agreement and the Merger.

     "SEC" means the Securities and Exchange Commission.

     "SECURITIES ACT" means the Securities Act of 1933, as amended.

     "SECURITIES EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     "SECURITY INTEREST" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, OTHER THAN (a) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (b) purchase money liens and liens securing rental payments under capital lease arrangements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

     "SPECIAL BUYER MEETING" has the meaning set forth in Section 5.8 below.

     "SPECIAL COMPANY MEETING" has the meaning set forth in Section 5.7 below.

     "STOCK OPTION" has the meaning set forth in Section 2.6 below.

     "SUB" has the meaning set forth in the preface above.

     "SUB SHARE" means any share of Common Stock, $.01 par value per share, of SUB.

     "SUBSIDIARY" means any corporation or other organization, whether incorporated or unincorporated, with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or others performing similar functions.

     "SURVIVING CORPORATION" has the meaning set forth in Section 2.1 below.

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

     "TAXES" has the meaning set forth in Sections 3.9 and 4.11 below.

     "TAX RETURN" has the meaning set forth in Sections 3.9 and 4.11 below.

     "TAX RULING" has the meaning set forth in Sections 3.9 and 4.11 below.

     2.  BASIC TRANSACTION.

     2.1 THE MERGER. At the Effective Time, on and subject to the terms and conditions of this Agreement, SUB will merge with and into COMPANY (the "MERGER"). The separate existence of SUB shall cease, and COMPANY shall be the corporation surviving the Merger (the "SURVIVING CORPORATION") and shall be governed by the laws of the State of Delaware.

     2.2 THE CLOSING. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Gadsby & Hannah LLP, 225 Franklin Street, Boston, Massachusetts, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of the conditions set forth in Section 6 (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "CLOSING DATE").

     2.3 ACTIONS AT THE CLOSING. At the Closing, (i) COMPANY will deliver to BUYER and SUB the various certificates, instruments, and documents referred to in Section 6.1 below, (ii) BUYER and SUB will deliver to COMPANY the various certificates, instruments, and documents referred to in Section 6.2 below, (iii) SUB and COMPANY will file with the Secretary of State of the State of Delaware a Certificate of Merger in such form as required by, and executed and certified in accordance with, the relevant provisions of the Delaware General Corporation Law (the "CERTIFICATE OF MERGER"), and (iv) BUYER will deliver to the Exchange Agent in the manner provided below in this Article 2 the certificate evidencing the BUYER Shares issued in the Merger.

     2.4  EFFECT OF MERGER.

     (a) General. The Merger shall become effective at the time SUB and COMPANY file the Certificate of Merger with the Secretary of State of the State of Delaware, which filing shall be as early as practicable on the Closing Date (the "Effective Time"). The Merger shall have the effect set forth in the Delaware General Corporation Law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either SUB or COMPANY in order to carry out and effectuate the transactions contemplated by this Agreement.

     (b) Certificate of Incorporation. The Certificate of Incorporation of SUB in effect at and as of the Effective Time will be the Certificate of Incorporation of the Surviving Corporation upon and following the Merger.

     (c) Bylaws. The Bylaws of SUB in effect at and as of the Effective Time will be the Bylaws of the Surviving Corporation upon and following the Merger.

     (d) Directors and Officers. The directors and officers of SUB in office at and as of the Effective Time will be the directors and officers of the Surviving Corporation upon and following the Merger.

     2.5 CONVERSION. At and as of the Effective Time, each COMPANY Share shall no longer be outstanding and shall be cancelled and retired and shall be converted into the right to receive 1.10 of one BUYER Share (the ratio of 1.10 BUYER Share to one COMPANY Share is referred to herein as the "CONVERSION RATIO" and the BUYER Shares so received are referred to as the "MERGER CONSIDERATION"). The Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or other recapitalization of the BUYER's Shares after the date hereof. No COMPANY Share shall be deemed to be outstanding or to have any rights other than those set forth above in this
Section 2.5 after the Effective Time. From the date of this Agreement to the Closing Date, COMPANY's Board of Directors shall not adopt any new "poison pill," stockholder rights plan or other similar plan applicable to the transactions contemplated by this Agreement. In addition, the COMPANY's Board of Directors shall take all actions required to ensure that the Rights (as defined in the Rights Agreement, dated as of December 20, 1996, by and between COMPANY and First Union National Bank of

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

North Carolina) and the Rights Agreement shall be inapplicable to the Merger and the transactions contemplated by this Agreement.

     2.6 STOCK OPTIONS, WARRANTS AND RELATED MATTERS. Prior to the expiration of ten business days after the date hereof, COMPANY shall deliver to BUYER a list setting forth each stock option (collectively, "STOCK OPTIONS" and individually, a "STOCK OPTION") and warrant (collectively, "WARRANTS and individually, a "WARRANT") issued by the COMPANY outstanding on the date hereof, whether or not fully exercisable, to purchase COMPANY Shares pursuant to all Stock Option Plans (collectively, the "OPTION PLANS") or other contract rights of COMPANY, in each case as amended and in effect as of the date of this Agreement. Prior to the Effective Time, the COMPANY shall provide for the amendment and substitution of all Stock Options and Warrants so that, effective at the Effective Time, COMPANY Shares shall no longer be deliverable upon exercise thereof and in lieu of COMPANY Shares, such Stock Options and Warrants shall be exercisable for a number of BUYER Shares equal to the number of COMPANY Shares subject to such Stock Options and Warrants outstanding multiplied by the Conversion Ratio. The per share exercise price for each such Stock Option and Warrant, as the case may be, shall be the exercise price per COMPANY Share divided by the Conversion Ratio, rounded upward to the nearest whole cent. Effective as of the Effective Time, BUYER shall assume all obligations of COMPANY with respect to such Stock Options and Warrants, as so modified. Promptly following the Effective Time, BUYER shall issue agreements representing such Stock Options and Warrants, as the case may be, as so modified.

     Following the Effective Time, BUYER shall use all efforts to register the BUYER Shares underlying the Option Plans by means of a registration statement or statements on Form S-8 or by means of post-effective amendments to any of BUYER's current effective registration statements, or by means of any similar filing with the SEC.

     After the date hereof, except as set forth on its Disclosure Schedule, COMPANY shall not grant any additional Warrants or any Stock Options under any Option Plans or otherwise.

     2.7 NO FRACTIONAL SHARES. No fraction of a BUYER Share will be issued, but in lieu thereof each holder of COMPANY Shares who would otherwise be entitled to a fraction of a BUYER Share will, upon surrender thereof to the Exchange Agent, be paid an amount in cash equal to the value of such fraction of a share based on the Conversion Ratio at the Effective Time. No interest shall be paid on such amount.

     2.8 SUB SHARES. Each SUB Share issued and outstanding at and as of the Effective Time shall be cancelled and retired and shall be converted into the right to receive one share of the Surviving Corporation.

     2.9  PROCEDURE FOR PAYMENT.

     (a) Merger Consideration. Except as set forth herein, from and after the Effective Time, each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of COMPANY stock ("CERTIFICATE" or "CERTIFICATES") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, the Merger Consideration for each share of COMPANY stock so represented by the Certificate or Certificates surrendered by such holder thereof.

     (b) Exchange Agent. At or simultaneous with the Closing, (A) BUYER will furnish to a bank or trust company designated by BUYER and the COMPANY (the "EXCHANGE AGENT") irrevocable instructions to issue a stock certificate (issued in the name of the Exchange Agent or its nominee) representing that number of BUYER Shares equal to the product of (I) the Conversion Ratio TIMES (II) the number of outstanding COMPANY Shares and (B) BUYER will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) to each record holder of outstanding COMPANY Shares for the holder to use in surrendering the Certificates that represented his or its COMPANY Shares in exchange for a Certificate representing the number of BUYER Shares to which he or it is entitled. Such letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Certificates shall pass, only upon proper delivery of the Certificate or Certificates to the Exchange Agent, and the Exchange Agent shall advise such holder of the effectiveness of the Merger and the procedures to be used in effecting the surrender of the Certificate or Certificates for exchange therefor. Upon surrender to the Exchange Agent of a Certificate or Certificates, together with such letter of transmittal duly executed and completed in accordance

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

with the instructions thereon, and such other documents as may be reasonably requested, the Exchange Agent shall, pursuant to the Merger, promptly deliver the appropriate Merger Consideration to the person entitled to the Merger Consideration for each share of COMPANY stock so represented by the Certificate or Certificates surrendered by such holder thereof, and such Certificate or Certificates shall forthwith be cancelled. At the Effective Time, BUYER will further provide the Exchange Agent as well as BUYER's stock transfer agent with irrevocable instructions to provide for the issuance of Certificates for the number of shares reserved and subject to COMPANY options and warrants to purchase BUYER Shares in accordance with the Conversion Rate upon exercise of the same.

     (c) Transfer. If delivery of all or part of the Merger Consideration is to be made to a person other than the person in whose name a surrendered Certificate is registered, it shall be a condition of such delivery or exchange that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such delivery or exchange shall have paid any transfer and other taxes required by reason of such delivery or exchange in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of BUYER that such tax either has been paid or is not payable.

     (d) Right to Merger Consideration. Until surrendered and exchanged in accordance with this Section 2.9, each such Certificate shall, after the Effective Time, represent solely the right to receive the Merger Consideration, multiplied by the number of shares of COMPANY Shares evidenced by such Certificate, and shall have no ownership or other rights. No interest shall accrue or be payable on any Merger Consideration. Neither BUYER nor COMPANY shall be liable to any holder of COMPANY Shares for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) Dividends on Buyer Shares. From and after the Effective Time, no holder of a Certificate or Certificates shall be entitled to receive any dividend or other distribution from BUYER until surrender of such holder of Certificate or Certificates for a Certificate or Certificates representing BUYER Shares. Upon such surrender, the holder shall be paid the amount of any dividends or other distributions (without interest) that theretofore became payable by BUYER, but were not paid by reason of the foregoing with respect to the number of whole shares of BUYER Shares represented by the Certificate or Certificates issued upon such surrender. From and after the Effective Time, BUYER shall, however, be entitled to treat such Certificate or Certificates that have not yet been surrendered or exchanged as evidencing the ownership of the aggregate Merger Consideration into which such BUYER Shares represented by such Certificate or Certificates shall have been converted, notwithstanding any failure to surrender such Certificate or Certificates.

     (f) Termination of Exchange Agent. BUYER may cause the Exchange Agent to return any BUYER Shares remaining unclaimed 180 days after the Effective Time, and thereafter each remaining record holder of outstanding COMPANY Shares shall be entitled to look to BUYER (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to the BUYER Shares and dividends and distributions thereon to which he or it is entitled upon surrender of his or its certificates.

     (g) Fees of Exchange Agent. BUYER shall pay all charges and expenses of the Exchange Agent.

     (h) Withholding Rights. Each of BUYER and the COMPANY shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of COMPANY Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Surviving Corporation or BUYER, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of COMPANY Shares in respect of which such deduction and withholding was made by Surviving Corporation or BUYER, as the case may be.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such

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

Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BUYER Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of BUYER Common Stock deliverable in respect thereof pursuant to this Agreement.

     (j) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any Affiliate (as defined herein) of the COMPANY shall not be exchanged until BUYER has received an agreement (as described in Section 5.10) from such Affiliate.

     2.10 CLOSING OF TRANSFER RECORDS. As of and after the Effective Time, transfers of COMPANY Shares outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation.

     2.11 TAKING OF NECESSARY ACTION; FUTURE ACTION. Each of the parties will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger as promptly as possible subject to the satisfaction of the closing conditions set forth in Sections 6.1 and 6.2. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of both Parties, the officers and directors of the Surviving Corporation are fully authorized in the name of their corporation or otherwise to take, and will take, all such lawful and necessary action.

     3.  REPRESENTATIONS AND WARRANTIES OF COMPANY.

     Except as set forth in the Public Reports (defined herein) and in the disclosure schedule accompanying this Agreement (the "DISCLOSURE SCHEDULE") for the COMPANY, which shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3, provided that disclosure in any lettered and numbered paragraph shall qualify other paragraphs to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs, COMPANY represents and warrants to BUYER and SUB that:

     3.1 ORGANIZATION, QUALIFICATION, AND CORPORATE POWER. Each of COMPANY and its Material Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of COMPANY and its Material Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on COMPANY. As used in this Agreement, the term "MATERIAL ADVERSE EFFECT" means with respect to any person, any change or effect that is materially adverse to the financial condition, business results of operations or prospects of such person and its subsidiaries, taken as a whole. Except as set forth in the Disclosure Schedule, neither the COMPANY nor any of its Material Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture, or other business association or entity. Each of COMPANY and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The COMPANY beneficially owns all of the outstanding capital stock of each of its Subsidiaries.

     3.2 CAPITALIZATION. The entire authorized capital stock of COMPANY consists of 25,000,000 COMPANY Shares and 1,000,000 shares of Preferred Stock, $.001 par value, of which as of March 31, 1997, 12,354,800 COMPANY Shares are issued and outstanding; and 1,500,000 shares of COMPANY Shares have been reserved for issuance under COMPANY's Stock Option Plans. All of the issued and outstanding COMPANY Shares and all shares of the Material Subsidiaries have been duly authorized and are validly issued, fully paid, and nonassessable. No material change in such capitalization has occurred between March 31, 1997 and the date of this Agreement. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments of any kind, character or nature, contingent or otherwise, that could require COMPANY or any of its Material Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights of any kind, character or nature, contingent or otherwise, with respect to COMPANY or any of its Material Subsidiaries.

     3.3 AUTHORIZATION OF TRANSACTION. COMPANY has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder subject to receiving the Requisite COMPANY Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the board of directors of the COMPANY and no other corporate proceedings on the part of the COMPANY or its shareholders are necessary to authorize this Agreement and to consummate the transactions so contemplated other than the Requisite COMPANY Stockholder Approval and the filing of the Certificate of Merger. This Agreement has been duly executed and delivered and, assuming this Agreement constitutes a valid and binding obligation of BUYER and SUB, constitutes the valid and legally binding obligation of COMPANY, enforceable in accordance with its terms and conditions except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally; and
(ii) the remedy of specific performance and injunctive and other forms of equitable remedies may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     3.4 NONCONTRAVENTION. Except as set forth on the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of COMPANY and its Subsidiaries is subject or any provision of the charter or bylaws of any of COMPANY and its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of COMPANY and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets) except for such that would not, individually or in the aggregate, have a Material Adverse Effect on COMPANY or any of its Subsidiaries. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws, none of COMPANY and its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

     3.5 FILINGS WITH THE SEC. Except as set forth on the Disclosure Schedule, COMPANY has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively, the "PUBLIC REPORTS"). Each of the Public Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.6 FINANCIAL STATEMENTS. COMPANY has filed a Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the "MOST RECENT FISCAL QUARTER END"), and an Annual Report on Form 10-K for the fiscal year ended December 31, 1996. The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, present fairly the financial condition of COMPANY and its Subsidiaries as of the indicated dates and the results of operations of COMPANY and its Subsidiaries for the indicated periods, and are consistent with the books and records of COMPANY and its Subsidiaries; PROVIDED, HOWEVER, that the interim statements are subject to normal year-end adjustments that are not expected to be material in amount.

     3.7 UNDISCLOSED LIABILITIES; EVENTS SUBSEQUENT TO MOST RECENT FISCAL QUARTER END. Except as set forth on the Disclosure Schedule, in the financial statements included in COMPANY's Quarterly Report on Form 10-Q for its Most Recent Fiscal Quarter End, and except for liabilities incurred in the Ordinary Course of Business, neither the COMPANY nor any of its Subsidiaries has any liabilities, either accrued, contingent or otherwise that individually or in the aggregate are likely to have a Material Adverse Effect. Except as set forth in the Disclosure Schedule, since the Most Recent Fiscal Quarter End, there has not been (a) any material adverse change in the business, financial condition, operations or prospects of COMPANY and its Subsidiaries taken as a whole, (b) in the case of the COMPANY, any declaration, setting aside or payment of any dividend or any other distribution with respect to its capital stock, or (c) any change by the COMPANY in accounting practices, principles or methods.

     3.8 LITIGATION. Except as set forth in the Disclosure Schedule, or as disclosed in the COMPANY Public Reports, there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of COMPANY, threatened against or affecting the COMPANY or any of its Subsidiaries or any of their respective properties at law or in equity, before or by any federal, state, municipal or other governmental agency or authority, or before any arbitration board or panel that individually or in the aggregate are likely to have a Material Adverse Effect on the COMPANY PROVIDED, HOWEVER, the Disclosure Schedule lists all pending lawsuits as of the date hereof against the COMPANY or any of its Subsidiaries except for lawsuits the ad damna of which are fully covered by insurance maintained by the COMPANY, regardless of whether such insurance is of a "claims made" or "occurrence" type.

     3.9 TAX MATTERS.  Except as set forth in the Disclosure Schedule:

     (a) Filing of Timely Tax Returns. COMPANY and each of its Subsidiaries have filed (or there has been filed on their behalf) all material Tax Returns (as hereinafter defined) required to be filed by each of them under applicable law. All such Tax Returns were filed on a timely basis. To the extent requested by BUYER, COMPANY has delivered to BUYER correct and complete copies of all Tax Returns, examination reports, statements of deficiencies assessed against or agreed to by any of COMPANY and its Subsidiaries since its incorporation and all Tax Rulings and Closing Agreements.

     (b) Payment of Taxes. COMPANY and each of its Subsidiaries have, within the time and in the manner prescribed by law, paid all Taxes (as hereinafter defined) that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Reserves. COMPANY and its Subsidiaries have established on their books and records reserves adequate to pay all Taxes and reserves for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. No Tax liens exist upon the assets of COMPANY or any of its Subsidiaries except liens for Taxes not yet due or being contested in good faith through appropriate proceedings, and in the latter case, for which adequate reserves have been established on the COMPANY's books and records.

     (e) Withholding Taxes. COMPANY and each of its Subsidiaries have complied with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from all employees wages and all amounts owed to any independent contractor, creditor, stockholder, or other third party and paid over to the proper governmental authorities all amounts so required.

     (f) Extensions of Time for Filing Tax Returns. Neither COMPANY nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been timely filed.

     (g) Waivers of Statute of Limitations. Neither COMPANY nor any of its Subsidiaries has executed any outstanding waivers of comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (h) Expiration of Statute of Limitations. To COMPANY's knowledge, neither its nor its Subsidiaries Tax Returns have been examined by any taxing authorities for Tax periods ended before the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against COMPANY or any of its Subsidiaries that has not been resolved and paid in full.

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     (i) Audit, Administrative and Court Proceedings.  No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or Tax Returns of COMPANY or any of its Subsidiaries.

     (j) Powers of Attorney. No power of attorney currently in force has been granted by COMPANY or any of its Subsidiaries concerning any material Tax matter.

     (k) Tax Rulings. Neither COMPANY nor any of its Subsidiaries has received a Tax Ruling (as hereinafter defined) or entered into a Closing Agreement (as hereinafter defined) with any taxing authority that would have a continuing adverse effect after the Closing Date.

     (l) Tax Sharing Agreements. Neither COMPANY nor any Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

     (m) Code Sections 280G and 162(M). Neither COMPANY nor any of its Subsidiaries is a party to any agreement, contract, or arrangement that could result, on account of the transactions contemplated hereunder, separately or in the aggregate, in the payment of any "EXCESS PARACHUTE PAYMENTS" within the meaning of SECTION 280G of the Code or nondeductible compensation under Code
Section 162(m).

     (n) Liability for Others. None of COMPANY or any of its Subsidiaries (A) has any material liability for Taxes of any person other than COMPANY and its Subsidiaries (i) under Treasury Regulations SECTION 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, (ii) by contract, or (iii) otherwise.

     (o) Continuity of Business Enterprises. COMPANY operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Reg.
Section 1.368-1(d).

     (p) Tax-Free Reorganization. Neither the COMPANY nor any of its Subsidiaries has through the date of this Agreement taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under the Code. COMPANY and its Subsidiaries will not, at the time of the transaction, have any outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the COMPANY that, if exercised or converted, would affect BUYER's acquisition or retention of "control" of COMPANY within the meaning of Section 368(c) of the Code.

     (q) Information. The COMPANY has delivered to the BUYER the following information, which is materially correct and complete, with respect to each of the COMPANY and its Subsidiaries as of the most recent practical date (as well as on an estimated proforma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby):

          (i) The amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to the COMPANY or Subsidiary; and

          (ii) The amount of any deferred gain or loss allocable to the COMPANY or Subsidiary arising out of any deferred intercompany transaction.

     (r) Other. None of the COMPANY and its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. None of the COMPANY and its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

     (s) As used in this Agreement:

             (i) "TAXES" means any Federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties,

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        severance or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes;

             (ii) "TAX RETURN" means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, when permitted or required, combined or consolidated returns for a group of entities;

             (iii) "TAX RULING" means a written ruling of a taxing authority relating to Taxes; and

             (iv) "CLOSING AGREEMENT" means a written and legally binding agreement with a taxing authority relating to Taxes.

     3.10 LABOR MATTERS. Except as set forth in Schedule 3.10, there are no collective bargaining or other labor union agreements to which the COMPANY or any of its Subsidiaries is a party or by which any of them is bound. Except as set forth in Schedule 3.10, neither the COMPANY nor any of its Subsidiaries has encountered any labor union organizing activity, or had any actual or, to COMPANY's Knowledge, threatened employee strikes, dispute, walkout, work stoppages, slowdowns or lockouts.

     3.11 ERISA COMPLIANCE.

     (a) Schedule 3.11 contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "PENSION PLANS"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, Christmas bonus, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) maintained, or contributed to, by the COMPANY or any of its Subsidiaries for the benefit of any officers, employees or directors of the COMPANY or any of its Subsidiaries currently or within the last five years (collectively, "BENEFIT PLANS"). The COMPANY has delivered or made available to BUYER true, complete and correct copies of (1) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (3) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (4) each trust agreement and group annuity contract relating to any Benefit Plan, and (5) the most recent actuarial report relating to any Benefit Plan.

     (b) Except as disclosed in Schedule 3.11, all Pension Plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from federal income taxes under
Section 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the COMPANY, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefore in any respect that would adversely affect its qualification or materially increase its costs.

     (c) Except as disclosed on Schedule 3.11, no Pension Plan that the COMPANY or any of its Subsidiaries maintains, or to which the COMPANY or any of its Subsidiaries is or was previously obligated to contribute, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "MULTIEMPLOYER PENSION PLANS"), had, as of the respective last annual valuation date for each such Pension Plan, any "unfunded benefit liabilities" (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions which have been furnished to BUYER. None of the COMPANY's Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the best knowledge of the COMPANY, none of the COMPANY, any of its Subsidiaries, any officer of the COMPANY or any of its Subsidiaries or any of the Benefit Plans that are subject to ERISA, including the Pension Plans, or any trusts created thereunder, or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the COMPANY, any of its Subsidiaries or any officer of the COMPANY or any of its Subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA. Except as disclosed on Schedule 3.11, neither any of such Pension Plans nor any of such trusts have been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect to which the 30-day notice requirement has not been waived and the COMPANY is not aware of any other reportable events with respect thereto during the last five years. Neither the COMPANY nor any of its Subsidiaries has suffered or otherwise caused a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Section 4203 and Section 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any of the Multiemployer Pension Plans. Neither the COMPANY nor any of its Subsidiaries is secondarily liable for any withdrawal liability as a result of the sale of assets within the meaning of
Section 4204 of ERISA. To the knowledge of the COMPANY, in the event a "complete withdrawal" currently occurred with respect to any of the Multiemployer Pension Plans, there would be no withdrawal liability assessed against the COMPANY or any of its Subsidiaries.

     (d) With respect to any Benefit Plan that is an employee welfare benefit plan, except as disclosed in Schedule 3.11, (i) no such Benefit Plan is unfunded or funded through a welfare benefits fund, as such term is defined in Section 419(e) of the Code, (ii) each such Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and Sections 601 through 609 of ERISA (iii) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the COMPANY or any of its Subsidiaries on or at any time after the Effective Time.

     (e) Except as disclosed on Schedule 3.11, each Benefit Plan conforms in all material respects in form and operation to all applicable laws and regulations, and all reports or information relating to such Benefit Plan required to be filed with any governmental entity or disclosed to participants have been timely filed and disclosed. Except as disclosed on Schedule 3.11, no Pension Plan holds any employer security or employer real property within the meaning of Section 407 of ERISA.

     (f) Except as disclosed on Schedule 3.11, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the COMPANY or any Subsidiary thereof to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee.

     (g) Except as disclosed on Schedule 3.11, neither the COMPANY nor any of its Subsidiaries has announced a plan to create or a legally binding commitment to amend any Benefit Plan or to create any new arrangement which would be a Benefit Plan.

     (h) All insurance premiums with respect to any Benefit Plan (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full. Except as disclosed on Schedule 3.11, there are no retrospective adjustments provided for under any insurance contracts maintained pursuant to any Benefit Plan with regard to policy years or other periods ending on or before the Effective Time.

     (i) No Benefit Plan or the deduction of any contributions thereto by the COMPANY or any of its Subsidiaries has been the subject of audit by the Internal Revenue Service or the Department of Labor, and no litigation or asserted claims exist against the COMPANY or any of its Subsidiaries or any Benefit Plan or fiduciary with respect thereto (other than such benefit claims as are made in the normal operation of a Benefit Plan). Except as set forth on the Disclosure Schedule, to the knowledge of the COMPANY, no facts exist that would give rise to or could give rise to any action, suit, grievance, arbitration or other claim.

     3.12  ENVIRONMENTAL MATTERS.

     (a) Except as set forth on Schedule 3.12, or in the Public Reports of the COMPANY, to the COMPANY's knowledge, the COMPANY and each of its Subsidiaries and any other person or entity for whose conduct the COMPANY is legally held responsible are in material compliance with all applicable federal, state, regional, local or provincial laws, statutes, ordinances, judgments, rulings and regulations relating to any matters of pollution, protection of the environment, health or safety, or environmental regulation or control (collectively, "ENVIRONMENTAL LAWS"). Neither the COMPANY nor any of its Subsidiaries, nor any other person or entity for whose conduct the COMPANY is legally responsible has received any notice, demand, request for information, or administrative inquiry relating to (i) any violation of an Environmental Law or (ii) the institution of any suit, action, claim, or proceedings alleging such violation or investigation by any Governmental Entity or any third party of any such violation.

     (b) Except as disclosed on Schedule 3.12, or in the Public Reports of the COMPANY, neither the COMPANY nor any of its Subsidiaries and nor any other person or entity for whose conduct the COMPANY is legally responsible has (i) to the COMPANY's knowledge, manufactured, generated, treated, stored, handled, processed, released, transported or disposed of any Hazardous Substances (as hereinafter defined) on, under, from or at any of the COMPANY's or any of its Subsidiaries' properties or any other properties, (ii) no knowledge of the release or disposal of any Hazardous Substances in violation of any applicable Environmental Law on, under or at any of COMPANY's or any of its Subsidiaries' properties, or any other property owned or operated by the COMPANY, any of its Subsidiaries or any other person or entity for whose conduct the COMPANY is or may be held responsible, or (iii) received any written notice (w) of any violation of any Environmental Law or any other law, statute, rule or regulation regarding Hazardous Substances on or under any of the COMPANY's or any of its Subsidiaries' properties or any other properties owned or operated by the COMPANY, any of its Subsidiaries for which the COMPANY is legally responsible,
(x) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party of any such violation, (y) of any actual or potential material liability on the part of the COMPANY for the response to or remediation of Hazardous Substance at or arising from any of the COMPANY's or any of its Subsidiaries' properties or any other properties owned or operated by the COMPANY, any of its Subsidiaries or any other person or entity for whose conduct the COMPANY is legally responsible, or
(z) of any actual or potential liability on the part of the Company for the costs of response to or remediation of Hazardous Substances at or arising from any of the COMPANY's or any of its Subsidiaries' properties or any other properties owned or operated by the COMPANY, any of its Subsidiaries or any other person or entity for whose conduct the COMPANY is or may be held responsible. For purposes of this Agreement, the term "HAZARDOUS SUBSTANCE" shall mean any toxic or hazardous materials or substances, including asbestos, buried contaminants, chemicals, flammable explosives, radioactive materials, petroleum and petroleum products and any substances defined as, or included in the definition of, "hazardous substances", "hazardous wastes", "hazardous materials" or "toxic substances" under any Environmental Law, provided however, that "Hazardous Substance" shall not include those Hazardous Substances that are typically used in the conduct of the COMPANY's business, which substances are used, stored and disposed of in material compliance with all applicable Environmental Laws.

     (c) To the COMPANY's Knowledge, no Environmental Law imposes any obligation upon the COMPANY or its Subsidiaries arising out of or as a condition to any transaction contemplated hereby, including, without limitation, any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment, or covenant in any land records, or the modification of or provision of notice under any agreement, consent order, or consent decree. No lien has been placed upon any of the COMPANY's properties or its Subsidiaries' properties under any Environmental Law.

     3.13  MATERIAL CONTRACTS AND AGREEMENTS.

     (a) Listed on Schedule 3.13 are contracts or agreements that are material to the business, financial condition, properties, assets, liabilities or results of operations of the COMPANY and its Subsidiaries taken as a whole or that require payments of any kind, character or nature in an amount exceeding $100,000 in the aggregate for the balance of such contract, except for such contracts or agreements that may be terminated on sixty (60) days notice without penalty.

     (b) As of the date hereof and except as disclosed on Schedule 3.13, no default in performance or failure to perform under, and no anticipatory breach of, any of the contracts listed on Schedule 3.13 has occurred or is continuing, and none of the parties to any such contract has alleged that the other has defaulted in performance or failed to perform, other than (i) a default in payment that shall not have continued more than 30 days from the date on which the payment was originally due pursuant to the terms of the applicable contracts, and (ii) a default or failure that would not individually or in the aggregate, have a Material Adverse

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Effect on COMPANY. To the COMPANY's knowledge, as of the date hereof and except as disclosed on Schedule 3.13, no legal, administrative or other proceedings are threatened, pending or outstanding relating to the performance or status of any of such contracts. As of the date hereof and except as disclosed on Schedule 3.13, the COMPANY has not received notice of any anticipatory breach, pending dispute or anticipated litigation arising from or relating to any of such contracts, or notice that any of such contracts has been or will be canceled, revoked or otherwise terminated.

     (c) Except as listed on Schedule 3.13, neither the COMPANY nor any Subsidiary is subject to any agreement that restricts competition with any other person or provides that the COMPANY, any Subsidiary or affiliate may not engage in any business or sell or distribute any product or service.

     3.14 INTELLECTUAL PROPERTY. The COMPANY and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs currently used in the business that are material to the business, financial condition or results of operations of the COMPANY and its Subsidiaries taken as a whole, all of which are listed on Schedule 3.14 and copies or descriptions of which have been provided to BUYER. Except as set forth on Schedule 3.14, no claims are pending or to COMPANY's knowledge, threatened that the COMPANY is infringing or otherwise adversely affecting the rights of any person with regard to any patent, license, trademark, trade name, service mark, copyright or other intellectual property right. To the knowledge of the COMPANY, no person is infringing the rights of the COMPANY with respect to any patent, license, trademark, trade name, service mark, copyright or other intellectual property right.

     3.15 CERTAIN FEES. With the exception of the engagement of Needham & Co. and Brown, Coburn & Co. by COMPANY, none of the COMPANY and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder, or agent with respect to the transactions contemplated by this Agreement. Prior to the Effective Time, subject to Section 7, the COMPANY hereby indemnifies the BUYER against and from any claim, liabilities or actions in respect of fees or expenses of the COMPANY's advisors.

     3.16 COMPANY BOARD OF DIRECTORS ACTION. The Board of Directors of COMPANY (at a meeting duly called and held) has by the requisite vote of all directors present, based upon the trading price of BUYER's Shares as of the date hereof and other considerations, (a) determined that the Merger is advisable and in the best interest of the COMPANY and its shareholders (b) resolved to recommend the approval of this Agreement and the Merger by the holders of the COMPANY Shares and directed that the Merger be submitted for consideration by the holders of the COMPANY Shares at the Meeting and (c) adopted a resolution to elect not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Agreement.

     3.17  REGISTRATION STATEMENT AND PROXY STATEMENT.

     None of the information supplied or to be supplied by or on behalf of COMPANY for inclusion or incorporation by reference in:

          (i) the registration statement on Form S-4 to be filed with the SEC by BUYER in connection with the issuance of BUYER Shares in the Merger (the "REGISTRATION STATEMENT") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading assuming that the information contained therein is consistent with information provided by the COMPANY; and

          (ii) the joint proxy statement, in definitive form, relating to the Special BUYER Meeting and the Special COMPANY Meeting (the "JOINT PROXY STATEMENT") will, at the date(s) mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading assuming that the information contained therein is consistent with information provided by the COMPANY;

     3.18  PROPERTIES.

     (a) The COMPANY has provided to BUYER a true and complete list, which is annexed as Schedule 3.18, and copies of all leases in respect to real property leased by the COMPANY or its Subsidiaries pursuant to leases providing for the right to occupancy (to be provided to BUYER at least five business days prior to the Effective Time), in each case, of (i) a retail store or (ii) all other facilities aggregating in excess of 5,000 square feet and the location of the premises, which are in effect as of June 9, 1997. The COMPANY is not in default under any of such leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

     (b) The COMPANY has provided to BUYER a true and complete list of all real property that the COMPANY or any of its Subsidiaries owns. With respect to each such item of real property, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (a) the COMPANY or the identified Subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interests, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions that do not materially impair the current uses or occupancy of such property; and (b) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

     3.19 TAX FREE REORGANIZATION. To COMPANY's Knowledge there is no fact pertaining to it that would prevent the Merger from qualifying as a tax-free reorganization under the Code.

     3.20 INSURANCE. Listed on Schedule 3.20 are all material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the COMPANY or any of its Subsidiaries, copies of which have been provided to the BUYER. All are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the COMPANY and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

     3.21 NO EXISTING DISCUSSION. As of the date hereof, the COMPANY is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal (as defined herein).

     3.22 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. No representations or warranties contained in Section 3 of this Agreement shall survive the Merger.

     4. REPRESENTATIONS AND WARRANTIES OF BUYER AND SUB. Except as set forth in the Public Reports (as defined herein) and in the disclosure schedule accompanying this Agreement and (the "DISCLOSURE SCHEDULE") for BUYER and SUB, which shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 4, provided that disclosure in any lettered or numbered paragraph shall qualify other paragraphs to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs, BUYER represents and warrants to COMPANY that:

     4.1 ORGANIZATION, QUALIFICATION, AND CORPORATE POWER. Each of BUYER and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of BUYER and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on BUYER. Except as set forth in the Disclosure Schedule, neither the BUYER nor any of its Material Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture, or other business association or entity. Each of BUYER and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The BUYER beneficially owns all of the outstanding capital stock of each of its Subsidiaries.

     4.2 CAPITALIZATION. The entire authorized capital stock of BUYER consists of 60,000,000 BUYER Shares, 2,000,000 shares of BUYER's Class B Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value, of which as of June 30, 1997, 18,104,591 BUYER Shares and 2,000,000 shares of BUYER's Class B Common Stock, $.01 par value, are issued and outstanding. All of the BUYER Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. The entire authorized capital stock of SUB consists of 1,000 SUB Shares, all of which are issued and outstanding. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments of any kind, character or nature, contingent or otherwise, that could require BUYER or any of its Material Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights of any kind, character or nature, contingent or otherwise, with respect to BUYER or any of its Subsidiaries.

     4.3 AUTHORIZATION OF TRANSACTION. BUYER and SUB have full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder subject to receiving the Requisite BUYER Stockholder Approval and the Requisite BUYER Proposal Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the board of directors of the BUYER and SUB and no other corporate proceedings on the part of the BUYER or SUB or their respective shareholders are necessary to authorize this Agreement and to consummate the transactions so contemplated other than the Requisite BUYER Stockholder Approval and the Requisite BUYER Proposal Approval and the filing of the Certificate of Merger. This Agreement has been duly executed and delivered and assuming that this Agreement constitutes a valid and binding obligation of COMPANY, constitutes the valid and legally binding obligation of BUYER and SUB, enforceable in accordance with its terms and conditions except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) the remedy of specific performance and injunctive and other forms of equitable remedies may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     4.4 NONCONTRAVENTION. Except as set forth on the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) materially violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which BUYER or any of its Subsidiaries is subject or any provision of the charter or bylaws of BUYER or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which BUYER or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject except for such that would not, individually or in the aggregate, have a Material Adverse Effect on BUYER or any of its Subsidiaries. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws, BUYER does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

     4.5 FILINGS WITH THE SEC. Except as set forth on the Disclosure Schedule, BUYER has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "PUBLIC REPORTS"). Each of the Public Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     4.6 FINANCIAL STATEMENTS. BUYER has filed a Annual Report on Form 10-K for the fiscal year ended April 30, 1997 (the "MOST RECENT FISCAL YEAR END"). The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, present fairly the financial condition of BUYER and its Subsidiaries as of the indicated dates and the results of operations of BUYER and its Subsidiaries for the indicated periods, and are consistent with the books and records of BUYER and its Subsidiaries.

     4.7 UNDISCLOSED LIABILITIES; EVENTS SUBSEQUENT TO MOST RECENT FISCAL YEAR END. Except as set forth on the Disclosure Schedule, in the financial statements included in BUYER's Annual Report on Form 10-K for its Most Recent Fiscal Year End, and except for liabilities incurred in the Ordinary Course of Business, neither the BUYER nor any of its Subsidiaries has any liabilities, either accrued, contingent or otherwise that individually or in the aggregate are likely to have a Material Adverse Effect. Except as set forth in the Disclosure Schedule, since the Most Recent Fiscal Year End, there has not been
(a) any material adverse change in the business, financial condition, operations or results of operations or prospects, of BUYER and its Subsidiaries taken as a whole, (b) in the case of the BUYER, any declaration, setting aside or payment of any dividend or any other distribution with respect to its capital stock, or
(c) any material change by the BUYER in accounting principles or methods.

     4.8 CERTAIN FEES. With the exception of the engagement of Piper Jaffray Inc. by BUYER, none of BUYER and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder, or agent with respect to the transactions contemplated by this Agreement. Subject to Section 7, the BUYER hereby indemnifies the COMPANY against and from any claim, liabilities or actions in respect of fees or expenses of the BUYER's advisors.

     4.9 CONTINUITY OF BUSINESS ENTERPRISE. The BUYER presently intends to continue at least one significant historic business line of COMPANY, or to use at least a significant portion of COMPANY's historic business assets in a business, in each case within the meaning of Treasury Reg. Section 1.368-1(d).

     4.10 LITIGATION. Except as set forth in the Disclosure Schedule, or as disclosed in the BUYER Public Reports, there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of BUYER, threatened against or affecting the BUYER or any of its Subsidiaries or any of their respective properties at law or in equity, before or by any federal, state, municipal or other governmental agency or authority, or before any arbitration board or panel which individually or in the aggregate are likely to have a Material Adverse Effect on BUYER.

     4.11  TAX MATTERS.  Except as set forth in the Disclosure Schedule:

     (a) Filing of Timely Tax Returns. BUYER and each of its Subsidiaries have filed (or there has been filed on their behalf) all material Tax Returns (as hereinafter defined) required to be filed by each of them under applicable law. All such Tax Returns were filed on a timely basis. To the extent requested in writing by COMPANY, BUYER has delivered to COMPANY correct and complete copies of all Tax Returns, examination reports, statements of deficiencies assessed against or agreed to by any of COMPANY and its Subsidiaries since July 20, 1994 and all Tax Rulings and Closing Agreements.

     (b) Payment of Taxes. BUYER and each of its Subsidiaries have, within the time and in the manner prescribed by law, paid all Taxes (as hereinafter defined) that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Reserves. BUYER and its Subsidiaries have established on their books and records reserves adequate to pay all Taxes and reserves for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. No Tax liens exist upon the assets of BUYER or any of its Subsidiaries except liens for Taxes not yet due or being contested in good faith through appropriate proceedings , and in the latter case, for which adequate reserves have been established on the BUYER's books and records.

     (e) Tax-free Reorganization. Neither the BUYER nor any of its Subsidiaries has through the date of this Agreement taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under the Code.

     (f) Other. None of the COMPANY and its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. None of the COMPANY and its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

     4.12 LABOR MATTERS. Except as set forth in Schedule 4.12, there are no collective bargaining or other labor union agreements to which the COMPANY or any of its Subsidiaries is a party or by which any of them is bound. Except as set forth in Schedule 4.12, neither the COMPANY nor any of its Subsidiaries has encountered any labor union organizing activity, or had any actual or, to COMPANY's Knowledge, threatened employee strikes, work stoppages, slowdowns or lockouts.

     4.13  ERISA COMPLIANCE.

     (a) Schedule 4.13 contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "PENSION PLANS"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, Christmas bonus, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) maintained, or contributed to, by the BUYER or any of its Subsidiaries for the benefit of any officers, employees or directors of the BUYER or any of its Subsidiaries currently or within the last five years (collectively, "BENEFIT PLANS").

     (b) Except as disclosed in Schedule 4.13, all Pension Plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from federal income taxes under
Section 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the BUYER, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefore in any respect that would adversely affect its qualification or materially increase its costs.

     (c) Except as disclosed on Schedule 4.13, no Pension Plan that the BUYER or any of its Subsidiaries maintains, or to which the BUYER or any of its Subsidiaries is or was previously obligated to contribute, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "MULTIEMPLOYER PENSION PLANS"), had, as of the respective last annual valuation date for each such Pension Plan, any "unfunded benefit liabilities" (as such term is defined in Section 4001(a)(18) of ERISA). To the best knowledge of BUYER, none of the BUYER's Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the best knowledge of the BUYER, none of the BUYER, any of its Subsidiaries, any officer of the BUYER or any of its Subsidiaries or any of the Benefit Plans which are subject to ERISA, including the Pension Plans, or any trusts created thereunder, or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the BUYER, any of its Subsidiaries or any officer of the BUYER or any of its Subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA. Except as disclosed on Schedule 4.13, neither any of such Pension Plans nor any of such trusts have been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect to which the 30-day notice requirement has not been waived and the BUYER is not aware of any other reportable events with respect thereto during the last five years. Neither the BUYER nor any of its Subsidiaries has suffered or otherwise caused a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Section 4203 and Section 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any of the Multiemployer Pension Plans. Neither the BUYER nor any of its Subsidiaries is secondarily liable for any withdrawal liability as a result of the sale of assets within the

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

meaning of Section 4204 of ERISA. To the knowledge of the BUYER, in the event a "complete withdrawal" currently occurred with respect to any of the Multiemployer Pension Plans, there would be no withdrawal liability assessed against the BUYER or any of its Subsidiaries.

     (d) With respect to any Benefit Plan that is an employee welfare benefit plan, except as disclosed in Schedule 4.13, (i) no such Benefit Plan is unfunded or funded through a welfare benefits fund, as such term is defined in Section 419(e) of the Code, (ii) each such Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and Sections 601 through 609 of ERISA and (iii) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the BUYER or any of its Subsidiaries on or at any time after the Effective Time.

     (e) Except as disclosed on Schedule 4.13, each Benefit Plan conforms in all material respects in form and operation to all applicable laws and regulations, and all reports or information relating to such Benefit Plan required to be filed with any governmental entity or disclosed to participants have been timely filed and disclosed. Except as disclosed on Schedule 4.13, no Pension Plan holds any employer security or employer real property within the meaning of Section 407 of ERISA.

     (f) Except as disclosed on Schedule 4.13, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the BUYER or any Subsidiary thereof to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee.

     (g) Except as disclosed on Schedule 4.13, neither the BUYER nor any of its Subsidiaries has announced a plan to create or a legally binding commitment to amend any Benefit Plan or to create any new arrangement which would be a Benefit Plan.

     (h) All insurance premiums with respect to any Benefit Plan (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full. Except as disclosed on Schedule 4.13, there are no retrospective adjustments provided for under any insurance contracts maintained pursuant to any Benefit Plan with regard to policy years or other periods ending on or before the Effective Time.

     (i) No Benefit Plan or the deduction of any contributions thereto by the BUYER or any of its Subsidiaries has- been the subject of audit by the Internal Revenue Service or the Department of Labor, and no litigation or asserted claims exist against the COMPANY or any of its Subsidiaries or any Benefit Plan or fiduciary with respect thereto (other than such benefit claims as are made in the normal operation of a Benefit Plan). Except as set forth on the Disclosure Schedule, to the knowledge of the BUYER, there are no facts which would give rise to or could give rise to any action, suit, grievance, arbitration or other claim.

     4.14  ENVIRONMENTAL MATTERS.

     (a) Except as set forth on Schedule 4.14 or in the Public Reports of BUYER, to the BUYER's Knowledge, the BUYER and each of its Subsidiaries and any other person or entity for whose conduct the BUYER is legally responsible are in material compliance with all applicable federal, state, regional and local laws, statutes, ordinances, judgments, rulings and regulations relating to any matters of pollution, protection of the environment, health or safety, or environmental regulation or control (collectively, "ENVIRONMENTAL LAWS"). Neither the BUYER nor any of its Subsidiaries and nor any other person or entity for whose conduct the BUYER is legally responsible has received any written notice, demand, request for information, or administrative inquiry relating to (i) any violation of an Environmental Law or (ii) of the institution of any suit, action, claim, proceedings or investigation by any Governmental Entity or any third party of any such violation.

     (b) Except as disclosed on Schedule 4.14, to the BUYER's Knowledge, neither the BUYER nor any of its Subsidiaries and nor any other person or entity for whose conduct the Company is legally responsible has (i) to BUYER's knowledge, manufactured, generated, treated, stored, handled, processed, released, transported or disposed of any Hazardous Substances (as hereinafter defined) on, under, from or at any of the BUYER's or any of its Subsidiaries' properties or any other properties, (ii) no knowledge of the release or disposal of any Hazardous Substances in violation of any applicable Environmental Law on, under or at any of BUYER's or any of its Subsidiaries' properties owned or operated by the BUYER, any of its Subsidiaries or any other person or entity for whose conduct the BUYER is or may be held responsible, or
(iii) received any written notice (w) of any violation of any Environmental Law or any other law, statute, rule or regulation regarding Hazardous Substances on or under any of the BUYER's or any of its Subsidiaries' properties or any other properties owned or operated by the Company, or any of its Subsidiaries for which BUYER is legally responsible, (x) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party of any such violation, (y) of any actual or potential material liability on the part of the COMPANY for the response to or remediation of Hazardous Substance at or arising from any of the BUYER's or any of its Subsidiaries' properties or any other properties, or owned or operated by the BUYER, any of its Subsidiaries or any other person or entity for whose conduct the BUYER is legally responsible, (z) of any actual or potential liability for the costs of response to or remediation of Hazardous Substances at or arising from any of the BUYER's or any of its Subsidiaries' properties or any other properties owned or operated by the BUYER, any of its Subsidiaries or any other person or entity for whose conduct the BUYER is or may be held responsible. For purposes of this Agreement, the terms "HAZARDOUS SUBSTANCE" shall mean any toxic or hazardous materials or substances, including asbestos, buried contaminants, chemicals, flammable explosives, radioactive materials, petroleum and petroleum products and any substances defined as, or included in the definition of, "hazardous substances", "hazardous wastes", "hazardous materials" or "toxic substances" under any Environmental Law, provided however, that "Hazardous Substances" shall not include those Hazardous Substances that are typically used in the conduct of the BUYER's business, which substances are used, stored and disposed of in material compliance with all applicable Environmental Laws.

     (c) To the BUYER's Knowledge, no Environmental Law imposes any obligation upon the BUYER or its Subsidiaries arising out of or as a condition to any transaction contemplated hereby, including, without limitation, any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment, or covenant in any land records, or the modification of or provision of notice under any agreement, consent order, or consent decree. No lien has been placed upon any of the BUYER's properties or its Subsidiaries' properties under any Environmental Law.

     4.15  MATERIAL CONTRACTS AND AGREEMENTS.

     (a) BUYER has filed all material contracts required to be filed by it in connection with its Public Reports. As of the date hereof and except as disclosed on Schedule 4.15, no default in performance or failure to perform under, and no anticipatory breach of, any of BUYER's material contracts filed as exhibits in its Public Reports has occurred or is continuing, and none of the parties to any such contract has alleged that the other has defaulted in performance or failed to perform, other than (i) a default in payment that shall not have continued more than 30 days from the date on which the payment was originally due pursuant to the terms of the applicable contracts, and (ii) a default or failure that would not, individually or in the aggregate, have a Material Adverse Affect on COMPANY. To BUYER's Knowledge, as of the date hereof and except as disclosed on Schedule 4.15, no legal, administrative or other proceedings are threatened, pending or outstanding relating to the performance or status of any of such contracts. As of the date hereof and except as disclosed on Schedule 4.15, the BUYER has not received notice of any anticipatory breach, pending dispute or anticipated litigation arising from or relating to any of such contracts, or notice that any of such contracts has been or will be canceled, revoked or otherwise terminated.

     (b) Except as listed on Schedule 4.15, neither the BUYER nor any Subsidiary is subject to any material agreement that restricts competition with any other person or provides that the BUYER, any Subsidiary or affiliate may not engage in any business or sell or distribute any product or service.

     4.16 INTELLECTUAL PROPERTY. The BUYER and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs which are material to the business, financial condition or results of operations of the BUYER and its

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

Subsidiaries taken as a whole. Except as set forth on Schedule 4.16, no claims are pending or, to the knowledge of the BUYER, threatened that the BUYER is infringing or otherwise adversely affecting the rights of any person with regard to any patent, license, trademark, trade name, service mark, copyright or other intellectual property right. To the knowledge of the BUYER, no person is infringing the rights of the BUYER with respect to any patent, license, trademark, trade name, service mark, copyright or other intellectual property right.

     4.17  BUYER BOARD OF DIRECTORS ACTION.

     (a) The Board of Directors of BUYER at a meeting duly called and held has by the requisite vote of all directors present (i) determined that the Merger is advisable and in the best interests of the BUYER and its shareholders, (ii) resolved to recommend the approval of the issuance of BUYER Shares in connection with this Agreement and the Merger by the holders of the BUYER Shares and directed that such issuance be submitted for consideration by the holders of the BUYER's Common Stock at the Meeting and (iii) adopted a resolution to elect not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Agreement.

     (b) The Board of Directors of SUB at a meeting duly called and held has by the requisite vote of all directors present (i) determined that the Merger is advisable and in the best interests of the SUB and its shareholders, (ii) resolved to recommend the approval of this Agreement and the Merger and the issuance of BUYER Shares in connection therewith by the holders of the shares of SUB and directed that the Merger be submitted for consideration by such holders, and (iii) adopted a resolution to elect not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Agreement.

     4.18 JOINT PROXY STATEMENT. (a) None of the information supplied or to be supplied by or on behalf of BUYER for inclusion or incorporation by reference in the Joint Proxy Statement or the Registration Statement, in definitive form, will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act and at the date(s) mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (b) The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, respectively, and the applicable rules and regulations thereunder.

     4.19 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. No representations or warranties contained in Section 4 of this Agreement shall survive the Merger.

     4.20  NO EXISTING DISCUSSION.

     As of the date hereof, the BUYER is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.

     5.  COVENANTS.

     5.1 INTERIM OPERATIONS. During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, except as disclosed in a Disclosure Schedule or as specifically contemplated by this Agreement, or as otherwise approved in advance by the other in writing, which approval shall not be unreasonably withheld or delayed, BUYER and COMPANY each agrees for itself and its respective Subsidiaries:

          (a) Conduct of Business. To carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. Each shall promptly notify the other of any material event or occurrence not in the ordinary course of its business.

          (b) Charter and Bylaws. That it will not (and will not permit any of its Subsidiaries) to make any change or amendment to their respective certificates of incorporation or bylaws (or comparable governing instruments) or permit any "poison pill" or similar rights plan to apply to or in respect of the Merger.

          (c) Capital Stock. That it will not, and will not permit any of its Subsidiaries to (other than pursuant to Stock Options, which options in the aggregate shall not exceed the shares authorized to be issued under its existing Stock Option Plans or pursuant to currently issued and outstanding Warrants or other convertible securities or as otherwise set forth in a Disclosure Schedule), issue or sell any shares of capital stock or any other securities of any of them or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, to accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock option plan or authorize cash payments in exchange for any options granted under any of such plans, or enter into any contract, understanding or arrangement with respect to the issuance (or repurchase) of, any shares of capital stock or any other securities of any of them or purchase or enter into any arrangement or contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures.

          (d) Dividends. That it will not and will not permit any of its Subsidiaries to declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them.

          (e) Employee Plans, Compensation, Etc. That it will not, and will not permit any of its Subsidiaries to, amend any Benefit Plan or to adopt any arrangement which would be a "Benefit Plan," including without limitation, any collective bargaining agreement, or increase or modify the compensation arrangements or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement or take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (f) Debt. That it will not, (a) assume or incur or agree to assume or incur any indebtedness, except (i) in the ordinary course of business and
     (ii) expenses incurred in connection with the consummation of the Merger, or (b) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments (other than short-term investments pursuant to its customary cash management systems) in, any other person other than such of the foregoing as are made by the BUYER or COMPANY to, in or from a wholly owned Subsidiary of the COMPANY or the BUYER, as the case may be. Neither BUYER nor COMPANY nor any of their respective Subsidiaries will enter into any new credit agreements but may enter into amendments or modifications or replacements of any existing credit agreements with the advice and consent of the other.

          (g) Representation and Warranty. To advise the other within 36 hours of any information that becomes known to it or to any Subsidiary that would make any representation or warranty of itself or its respective Subsidiaries herein materially not true or not correct.

          (h) Acquisitions. That it will not acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (ii) any assets, except purchases of inventory items or supplies or other purchases in the ordinary course of business consistent with past practice.

          (i) Assets Sales. That it will not license, sell, lease, pledge, mortgage or otherwise encumber or otherwise transfer or dispose of any of its properties or assets, except sales of inventory and sales of corporate franchises in the ordinary course of business consistent with past practice.

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

          (j) Tax Settlements. That it will not make any material tax election other than tax elections in the ordinary course and consistent with past practices or settle or compromise any material income tax or other tax liability or refund.

          (k) Other Settlements. That it will not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms except for any existing scheduled litigations.

     5.2 ACCESS AND INFORMATION. Upon reasonable notice, BUYER and the COMPANY shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of BUYER and the COMPANY shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence in accordance with the mutual confidentiality agreements, dated May 19, 1997 among each of the BUYER and the COMPANY (the "Confidentiality Agreements"). No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     5.3 CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS. Subject to compliance with applicable law, BUYER and the COMPANY will (a) promptly make their respective filings, and will thereafter use their best efforts to promptly make any required submissions, under the Hart-Scott-Rodino Act with respect to the Merger and the other transactions contemplated by this Agreement, (b) cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations and (c) provide one another with copies of all filings made by such party with any governmental authority in connection with this Agreement.

     5.4 STATE TAKEOVER STATUTES. The COMPANY will take all reasonable steps to exempt the Merger from the requirements of Delaware General Corporation Law
Section 203 or any other "fair price," "moratorium" or "control acquisition" statute or regulation, by action of the COMPANY's Board of Directors or otherwise.

     5.5 EMPLOYEE MATTERS. On and after the Effective Time, the Surviving Corporation and the BUYER will honor (but only in accordance with their terms as disclosed on the Disclosure Schedule) those employment, indemnification, severance, termination, consulting and retirement agreements to which the COMPANY or any of its Subsidiaries is presently a party.

     5.6 INDEMNIFICATION AND INSURANCE. (a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any of the present or former officers or directors (the "Managers") of the COMPANY or any of the COMPANY's Subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she served as a Manager of the COMPANY or any of the COMPANY's Subsidiaries, or is or was serving at the request of the COMPANY or any of the COMPANY's Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether before or after the Effective Time, each of the Surviving Corporation and the BUYER shall indemnify and hold harmless, as and to the fullest extent that COMPANY would have been permitted under Delaware law and its certificate of incorporation and bylaws in effect on the date hereof, each such Manager against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation, and in the event of any such claim, action, suit, proceeding or investigation

(whether arising before or after the Effective Time), and (i) if the BUYER or the Surviving Corporation (after the Effective Time) have not promptly assumed the defense of such matter, the Managers may retain counsel satisfactory to them, and the Surviving Corporation and the BUYER after the Effective Time, shall advance all reasonable fees and expenses (including attorneys' fees) for the Managers promptly, as Manager incurs the same and as statements therefor are received, and (ii) the Surviving Corporation and the BUYER after the Effective Time, will use their respective best efforts to assist in the vigorous defense of any such matter; provided that neither the Surviving Corporation nor the BUYER shall be liable for any settlement effected without its prior written consent; provided further that the Surviving Corporation and the BUYER shall have no obligation under the foregoing provisions of this Section 5.6(a) to any Manager when and if (i) a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Manager in the manner contemplated hereby is prohibited by applicable law or (ii) the loss, claim, damage, liability, cost, expense, judgment or fine is based on or arises from a final non-appealable order of a court of competent jurisdiction or in connection with a settlement, consent, decree, order or injunction with any governmental agency or authority finding that the Manager violated Section 16(b) of the Exchange Act, Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder or any federal or state securities law relating to or governing "insider" trading of securities. At the Effective Time, each Manager shall confirm in writing that upon the finality of any such determination that the Surviving Corporation or the BUYER is not liable for any such indemnification claims, the Manager will immediately reimburse the BUYER and the Surviving Corporation in full for any fees, expenses and costs incurred by the BUYER or the Surviving Corporation in connection with the defense of such claims. Any Manager wishing to claim indemnification under this Section 5.6, upon learning of any such claim, action, suit, proceeding or investigation, shall immediately notify the BUYER, thereof (provided that the failure to give such notice shall not affect any obligations hereunder, except to the extent that the indemnifying party is actually and materially prejudiced thereby). The BUYER further covenants not to amend or repeal any provisions of the Certificate of Incorporation or Bylaws of the BUYER or Surviving Corporation in any manner that would adversely affect the indemnification or exculpatory provisions contained herein, except to the extent otherwise required by Delaware law. The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs and representatives, and shall survive the Closing for a period expiring six years from the Effective Time.

     (b) Directors' and Officers' Insurance. For a period of three years from the Effective Time, the BUYER, the Surviving Corporation shall either, in its discretion (x) maintain in effect the COMPANY's current directors' and officers' liability insurance covering those Managers who are currently covered on the date of this Agreement by the COMPANY's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to the BUYER); provided, however, that the Surviving Corporation may substitute for such COMPANY policies, policies with at least the same coverage containing terms and conditions that are no less advantageous to the Managers and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (y) to the extent applicable, cause the BUYER's directors' and officers' liability insurance, if any, then in effect to cover those persons who are covered on the date of this Agreement by the COMPANY's directors' and officers' liability insurance policy with respect to those matters covered by the COMPANY's directors' and officers' liability insurance policy. In no event, however, shall the Surviving Corporation or the BUYER be required by this Section 5.6(b) to expend a premium for such insurance in an amount in excess of 200% of the amount currently paid by COMPANY for such insurance (currently, to the COMPANY's knowledge, $255,000). The provisions of this Section 5.6(b) are intended to be for the benefit of, and shall be enforceable by, each Manager and his or her heirs and representatives.

     (c) From and after the Effective Time, BUYER and the Surviving Corporation shall indemnify and hold harmless the individuals listed as providing personal guarantees for the leases set forth on Schedule 5.6(c).

     5.7 SPECIAL COMPANY MEETING. Subject to Section 5.13, the COMPANY shall take all action necessary, in accordance with applicable law and its certificate of incorporation and bylaws, to convene a special meeting of the holders of COMPANY Shares ("SPECIAL COMPANY MEETING") as promptly as practicable for the purpose of considering and taking action upon this Agreement. The board of directors of the COMPANY will recommend that holders of COMPANY Shares vote in favor of and approve the Merger and this Agreement at the Special COMPANY Meeting.

     5.8 SPECIAL BUYER MEETING. The BUYER shall take all action necessary, in accordance with applicable law and its certificate of incorporation and bylaws, to convene a special meeting of the holders of BUYER Shares ("SPECIAL BUYER MEETING") as promptly as practicable for the purpose of considering and taking action upon this Agreement and approving the issuance of BUYER Shares as Merger Consideration to the extent provided herein. The board of directors of BUYER will recommend that holders of BUYER Shares vote in favor of the issuance of such BUYER Shares at the Special BUYER Meeting and any other related proposals. BUYER also may submit additional proposals to its stockholders at the Special BUYER Meeting as it deems necessary and related to the transactions contemplated herein (including without limitation, to increase its number of authorized shares, to establish additional or amend existing stock option plans and to eliminate any escrow arrangements relating to any capital stock of BUYER held by any director or officer of BUYER).

     5.9  JOINT PROXY STATEMENT; REGISTRATION STATEMENT.

     (a) As soon as practicable after the date hereof, BUYER and the COMPANY shall prepare the Joint Proxy Statement, file it with the SEC, use their best efforts to respond to comments of the Staff of the SEC and clear the Joint Proxy Statement with the Staff of the SEC. Promptly after such clearance BUYER and the COMPANY shall mail the Joint Proxy Statement to all holders of record of BUYER Shares and COMPANY Shares who are holders on the record date for the respective meetings of shareholders of BUYER and the COMPANY. BUYER and the COMPANY shall cooperate with each other in the preparation of the Joint Proxy Statement and the processing thereof with the SEC.

     (b) BUYER shall prepare and file with the SEC as soon as is reasonably practicable the Registration Statement following receipt of comments from the Staff of the SEC on the Joint Proxy Statement or advice that such Staff will not review such filing (or earlier in the discretion of BUYER and COMPANY) and shall use its best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of such Registration Statement until the Effective Time. BUYER shall also use its best efforts to take any action required to be taken under state blue sky or securities laws in connection with the issuance of the BUYER Common Stock pursuant to the Merger, and the COMPANY shall furnish BUYER all information concerning the COMPANY and the holders of its capital stock and shall take any action as BUYER may reasonably request in connection with any such action. Each of BUYER and the COMPANY agrees to continue the quotation respectively of the BUYER's Shares and the COMPANY's Shares on the NASDAQ National Market during the term of this Agreement so that appraisal rights will not be available to stockholders of the COMPANY under Delaware General Corporation Law.

     5.10  COMPLIANCE WITH THE SECURITIES ACT; REORGANIZATION.

     (a) Prior to the Effective Time, the COMPANY shall cause to be delivered to BUYER an opinion of the COMPANY's outside counsel, identifying all persons who are in his opinion, as of the date of the Joint Proxy Statement, "affiliates" of the COMPANY as that term is used in Paragraphs (c) and (d) of Rule 145 under the Securities Act (the "AFFILIATES"). The COMPANY shall cause such counsel to deliver to BUYER at the Closing a second opinion updating such opinion to the time of the Special Company Meeting.

     (b) The COMPANY shall obtain a written agreement from each current executive officer and director who is identified as a possible Affiliate in the opinions referred to in clause (a) above, in a form reasonably acceptable to BUYER, that such person will not offer to sell, sell or otherwise dispose of any of the BUYER Common Stock issued to such person pursuant to the Merger, except in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act. The COMPANY shall deliver such written agreements to BUYER on or prior to the Closing.

     5.11 ADDITIONAL AGREEMENTS. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations and filings (including without limitation filings under the Hart-Scott-Rodino Act) and best efforts to obtain any required contractual consents or assignments of third parties, including but not limited to, those of landlords of premises leased by COMPANY or its Subsidiaries. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations (as referenced in Delaware General Corporation Law) acquired or to be acquired by the Surviving Corporation as a result of, or in connection with the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations (under Delaware General Corporation Law) or otherwise, such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

     (b) The COMPANY and BUYER shall use their best efforts to file as soon as reasonably practicable notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters. The COMPANY and BUYER shall take such actions as are necessary to overcome any objections that may be raised by the FTC or Antitrust Division.

     5.12  Intentionally left blank.

     5.13  CERTAIN COVENANTS.

     (a) No Solicitation. The COMPANY shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale or transfer of substantial assets, sale of any shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving it or any of its Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent the COMPANY or its Board of Directors, from (A) furnishing non-public information, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to its stockholders, if and only to the extent that (1) the Board of Directors of the COMPANY believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and, after taking into account the strategic benefits anticipated to be derived from the Merger and the long-term prospects of the COMPANY and BUYER as a combined company, would, if consummated, result in a transaction more favorable over the long term than the transaction contemplated by this Agreement and the COMPANY's Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no more favorable to such party than those contained in the Confidentiality Agreements; or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     (b) The COMPANY shall notify BUYER immediately after receipt by the COMPANY (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The COMPANY shall continue to keep BUYER informed, on a current basis, of the status of any such discussions negotiations and the terms being discussed or negotiated.

     (c) Certain Actions. BUYER and COMPANY shall not, nor shall either permit any of its Subsidiaries to, take or consent to be taken any action, whether before or after the Effective Date, that would disqualify the Merger as "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     (d) Tax Returns. BUYER and COMPANY shall jointly prepare and file on a timely basis any Tax Return required to be filed by virtue of the transactions contemplated by this Agreement and BUYER shall pay any Tax due in connection therewith on behalf of COMPANY and its shareholders.

     5.14 BUYER BOARD OF DIRECTORS. The Board of Directors of BUYER shall enlarge the BUYER's Board of Directors to nine persons and cause four designees of COMPANY to be elected to BUYER's Board of Directors as soon as practicable after the Effective Time and BUYER shall nominate such designees for election at the next subsequent Annual Meeting of BUYER shareholders and shall use its best efforts to cause such COMPANY representatives to be elected at such meeting.

     5.15 BEST EFFORTS TO LIST SHARES. BUYER shall use all of its efforts to ensure that, prior to the Effective Time, the BUYER Shares that will be issued in the Merger will be approved for trading on the NASDAQ National Market System subject to official notice of issuance.

     6.  CONDITIONS TO OBLIGATION TO CLOSE.

     6.1 CONDITIONS TO OBLIGATION OF BUYER AND SUB. The obligation of BUYER and SUB to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) Representations True. Except for changes contemplated by this Agreement, the representations and warranties set forth in Article 3 above shall be true and correct as of the Closing Date except for any representation and warranty made expressly with respect to a specific date (provided that said representation and warranty was true and correct as of the relevant specific date) and except for such failures to be true and correct as do not have a Material Adverse Effect on the COMPANY and its Subsidiaries, taken as a whole;

          (b) Covenants. COMPANY shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (c) No Injunction. No preliminary or permanent injunction or other order of any federal or state court in the United States that prevents the consummation of the Merger shall have been issued and remain in effect (COMPANY and BUYER agreeing to use their reasonable best efforts to have any such injunction or order lifted).

          (d) Stockholder Approvals. This Agreement and the Merger shall have received the Requisite COMPANY Stockholder Approval, and the Requisite BUYER Stockholder Approval and Requisite BUYER Proposal Approval shall have been obtained.

          (e) HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated;

          (f) Registration Statement. The Registration Statement shall have become effective under the Securities Act and not be subject of any stop order or similar proceedings;

          (g) Legal Opinions. BUYER shall have received from outside counsel to COMPANY an opinion in substantially the form of Exhibit A;

          (h) Bank Approvals. Each of BUYER and COMPANY shall have received all necessary approvals required under their respective bank credit agreements;

          (i) Material Adverse Change. Except as set forth on Schedule 6.1(i), there shall have been no material adverse change from the date hereof in the business, financial condition, operations or prospects of COMPANY and its Subsidiaries, taken as a whole, except changes contemplated, permitted or required by this Agreement;

          (j) Fairness Opinion. The Board of Directors of BUYER shall have received from Piper Jaffray Inc. a written opinion, dated as of or immediately before the date of mailing the Joint Proxy Statement, to such Board and the holders of BUYER Class A Common Stock satisfactory in form and substance to such board, to the effect that the Conversion Ratio is fair to the Buyer's Class A Common stockholders from a financial point of view; and

          (k) Officer's Certificate. COMPANY shall have delivered to BUYER a certificate of one of its executive officers in such person's capacity as an officer and without personal liability to the effect that each of the conditions specified in Section 6.1(a)-(d) is satisfied in all respects (other than with respect to Requisite BUYER Stockholder Approval and Requisite BUYER Proposal Approval).

     6.2 CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of COMPANY to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) Representations True. Except for changes contemplated by this Agreement, the representations and warranties set forth in Article 4 above shall be true and correct as of the Closing Date except for any representation and warranty made expressly with respect to a specific date (provided that said representation and warranty was true and correct as of the relevant specific date) and except for such failures to be true and correct as do not have a Material Adverse Effect on the BUYER and its Subsidiaries, taken as a whole;

          (b) Covenants. BUYER shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (c) No Injunction. No preliminary or permanent injunction or other order of any federal or state court in the United States that prevents the consummation of the Merger shall have been issued and remain in effect (COMPANY and BUYER agreeing to use their reasonable best efforts to have any such injunction or order lifted);

          (d) Stockholder Approvals. This Agreement and the Merger shall have received Requisite COMPANY Stockholder Approval and the Requisite BUYER Stockholder Approval, and the Requisite BUYER Proposal Approval shall have been obtained.

          (e) HSR Waiting Period. All applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated;

          (f) Registration Statement. The Registration Statement shall have become effective under the Securities Act and not be subject to any stop order or similar proceedings;

          (g) Listing of Buyer Shares. The BUYER Shares that will be issued in the Merger shall have been approved for listing on the NASDAQ National Market System, subject to official notice of issuance;

          (h) Legal Opinion. COMPANY shall have received from counsel to BUYER an opinion, addressed to COMPANY, in substantially the form of Exhibit B, and dated as of the Closing Date;

          (i) Fairness Opinion. The Board of Directors of COMPANY shall have received from Needham & Co. a written opinion, dated as of or immediately before the date of mailing the Joint Proxy

     Statement, to holders of COMPANY Common Stock reasonably satisfactory in form and substance to such board, to the effect that the terms of the Merger are fair to the COMPANY Stockholders from a financial point of view;

          (j) Officer's Certificate. BUYER shall have delivered to COMPANY a certificate of one of its executive officers in such person's capacity as an officer and without personal liability to the effect that each of the conditions specified above in Section 6.2(a)-(d), (g) has been satisfied in all respects (other than with respect to Requisite COMPANY Stockholder Approval);

          (k) Tax Opinion. COMPANY shall have received from Gadsby & Hannah LLP dated as of the Closing Date and based upon certain factual representations from officers of COMPANY, BUYER and SUB that such counsel may reasonably request, a written opinion in a form reasonably satisfactory to COMPANY confirming that the Merger will be treated as a "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, provided that if Gadsby & Hannah LLP does not render such opinion, this condition shall nevertheless be deemed satisfied if Arnall Golden & Gregory LLP renders such an opinion to the COMPANY, based on information reasonably requested from the COMPANY;

          (l) Bank Approvals. Each of BUYER and COMPANY shall have received all necessary approvals required under their respective bank credit agreements;

          (m) Conversion of Class B Common Stock. All of BUYER's shares of Class B Common Stock, $.01 par value shall have been converted into BUYER Shares at the Effective Time in accordance with the Undertaking Agreement of even date herewith among BUYER, SUB, COMPANY and certain BUYER stockholders.

          (n) Material Adverse Change. Except as set forth on Schedule 6.2, there shall have been no material adverse change from the date hereof in the business, financial condition, operations or prospects of BUYER and its Subsidiaries, taken as a whole, except changes contemplated, permitted or required by this Agreement.

     COMPANY may waive any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing.

     7.  TERMINATION.

     7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of BUYER or the COMPANY:

     (a) by mutual written consent of BUYER and the COMPANY; or

     (b) by either BUYER or the COMPANY if the Merger shall not have been consummated by December 31, 1997 (provided that (i) either BUYER or the COMPANY may extend such date to March 31, 1998 by providing written notice thereof to the other party on or prior to December 31, 1997 (December 31, 1997, as it may be so extended to March 31, 1998, shall be referred to herein as the "Outside Date") and (ii) the right to terminate or extend this Agreement under this
Section 7.1(b) shall not be available to any party whose failure to fulfill any covenant under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

     (c) by either BUYER or the COMPANY if a court of competent jurisdiction or other governmental authority with competent jurisdiction shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

     (d) by BUYER, if (i) at the Special COMPANY Meeting (including any adjournment or postponement), the Requisite COMPANY Stockholder Approval shall not have been obtained; (ii) after receipt by the Board of Directors of the COMPANY of an Acquisition Proposal, the Board of Directors of the

COMPANY shall have withdrawn or modified its recommendation of this Agreement or the Merger; (iii) after the receipt by the COMPANY of an Acquisition Proposal, BUYER requests in writing that the Board of Directors of the COMPANY reconfirm its recommendation of this Agreement or the Merger and the Board of Directors of the COMPANY fails to do so within 10 business days after its receipt of BUYER's request; (iv) the Board of Directors of the COMPANY shall have recommended to the stockholders of the COMPANY an Alternative Transaction (as defined in Section 7.3(f)); (v) a tender offer or exchange offer for 20% or more of the outstanding shares of the COMPANY Shares is commenced (other than by BUYER or an Affiliate of BUYER) and the Board of Directors of the COMPANY recommends that the stockholders of the COMPANY tender their shares in such tender or exchange offer; or (vi) for any reason fails to call and hold the Special COMPANY Meeting at least two business days prior to the Outside Date.

     (e) by COMPANY, if (i) at the Special BUYER Meeting (including any adjournment or postponement) the Requisite BUYER Proposal Approval shall not have been obtained; (ii) at the Special BUYER Meeting (including any adjournment or postponement), the Requisite BUYER Stockholder Approval shall not have been obtained; (iii) after receipt by the Board of Directors of the BUYER of a proposal or offer for a merger, consolidation, business combination, sale or transfer of substantial assets or shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving BUYER or its subsidiaries (a "BUYER Acquisition Proposal") the Board of Directors of the BUYER shall have withdrawn or modified its recommendation with respect to this Agreement or the Merger; (iv) after the receipt by the BUYER of a BUYER Acquisition Proposal, COMPANY requests in writing that the Board of Directors of the BUYER reconfirm its recommendation with respect to this Agreement or the Merger and the Board of Directors of the BUYER fails to do so within 10 business days after its receipt of BUYER's request; (v) the Board of Directors of the BUYER shall have recommended to the Stockholders of the BUYER an Alternative Transaction (as defined in Section 7.3(f)); (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of the BUYER Shares is commenced (other than by COMPANY or an Affiliate of COMPANY) and the Board of Directors of the BUYER recommends that the stockholders of the BUYER tender their shares in such tender or exchange offer; or (vii) for any reason fails to call and hold the Special BUYER Meeting at least two business days prior to the Outside Date.

     (f) by the BUYER or the COMPANY, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement, which breach (1) causes the conditions set forth in
Section 6.1(a) or (b) as to the COMPANY or Section 6.2(a) or (b) as to the BUYER not to be satisfied, and (2) shall not have been cured within 10 business days following receipt by the breaching party of written notice of such breach from the other party.

     7.2. EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of BUYER, SUB, the COMPANY or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 3.15, 4.8, and 7.3; provided that, the provisions of Sections 3.15, 4.8, and 7.3 of this Agreement, and the Confidentiality Agreements shall remain in full force and effect and survive any termination of this Agreement.

     7.3  FEES AND EXPENSES.

     (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     (b) The COMPANY shall pay BUYER a termination fee of $3,500,000 upon the earliest to occur of the following events;

     (i) the termination of this Agreement by BUYER pursuant to Section 7.1(d)(ii) through (vi); or.

     (ii) the termination of this Agreement by BUYER pursuant to Section 7.1(f) after a breach by the COMPANY of any representation or warranty that was not true and correct in all material respects on or as of the date made, or any covenant or agreement in this Agreement.

     The COMPANY's payment of a termination fee pursuant to this subsection shall be the sole and exclusive remedy of BUYER and any of its Subsidiaries against the COMPANY and any of its Subsidiaries and their respective directors, officers, employees, attorneys, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of this Agreement by the COMPANY (excluding actions taken by COMPANY's Board of Directors in good faith belief that such actions were necessary to comply with fiduciary duties under applicable law).

     (c) The BUYER shall pay COMPANY a termination fee of $3,500,000 upon the earliest to occur of the following events;

     (i) the termination of this Agreement by COMPANY pursuant to Section 7.1(e)(iii) through (vii) regardless of whether or not COMPANY also may be entitled to terminate this Agreement pursuant to Section 7.1(e)(i); or

     (ii) the termination of this Agreement by COMPANY pursuant to Section 7.1(f) after a breach by the BUYER of any representation or warranty that was not true and correct in all material respects on or as of the date made, or any covenant or agreement in this Agreement.

     (d) The BUYER shall pay COMPANY a termination fee of $1,750,000 upon termination of this Agreement by COMPANY pursuant to Section 7.1(e)(i). In no event shall COMPANY receive a termination fee under both 7.3(c) and this Section 7.3(d).

     The BUYER's payment of any termination fee pursuant to this subsection shall be the sole and exclusive remedy of COMPANY and any of its Subsidiaries against the BUYER and SUB and any of their respective Subsidiaries and their respective directors, officers, employees, attorneys, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided, that this limitation shall not apply in the event of a willful breach of this Agreement by the BUYER (excluding actions taken by BUYER or SUB's Board of Directors in good faith belief that such actions were necessary to comply with fiduciary duties under applicable law).

     (e) The fees, if applicable, payable pursuant to Section 7.3 shall be paid within one business day after the first to occur of the events described in
Section 7.3(b)(ii) or 7.3(c)(ii) or by the earlier of 45 calendar days from termination or the closing of an Alternative Transaction or Acquisition Proposal for the events described in Section 7.3(b)(i) or 7.3(c)(i) or 7.3(d) as the case may be.

     (f) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than BUYER or SUB or COMPANY or their respective affiliates (a "Third Party"), would acquire more than 20% of the outstanding publicly traded COMPANY Shares or BUYER Shares, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the COMPANY or the BUYER, pursuant to which any Third Party acquires more than 20% of the outstanding shares of the entity surviving such merger or business combination, as the case may be, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the COMPANY or the BUYER, as the case may be, and the entity surviving any merger or business combination including any of them) of the COMPANY or the BUYER, as the case may be, having a fair market value (as determined by the Board of Directors of the BUYER or the COMPANY, as the case may be, in good faith) equal to more than 20% of the fair market value of all the assets of, as the case may be and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     8.  MISCELLANEOUS.

     8.1 PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of the other Party; PROVIDED, HOWEVER, each Party agrees not to unreasonably withhold consent to the other

Party's request to make any public disclosure that the requesting Party believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities.

     8.2 NO THIRD PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; PROVIDED, HOWEVER, that (i) the provision in
Article 2 above concerning issuance of the BUYER Shares (and Stock Options and Warrants convertible into BUYER Shares) and are intended for the benefit of the COMPANY Stockholders, (ii) the provision in Section 5.6 above concerning indemnification are for the benefit of the Managers, and (iii) the provisions in
Section 5.13(c) are intended for the benefit of the holders of COMPANY Shares.

     8.3 ENTIRE AGREEMENT. No discussions regarding, or exchange of drafts or comments in connection with, the transactions contemplated herein shall constitute an agreement among the parties hereto. Any agreement among the parties shall exist only when the parties have fully executed and delivered this Agreement. This Agreement (including any other documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     8.4 SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

     8.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     8.6 HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.7 NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

     If to COMPANY:

        Moovies, Inc.
        201 Brookfield Parkway, Suite 200
        Greenville, South Carolina 29607
        Attention: President and Chief Executive Officer

     Copy to:

        Jonathan Golden, Esquire
        Eva P. Cederholm, Esquire
        Arnall, Golden & Gregory, LLP
        2800 One Atlantic Center
        1201 W. Peachtree St.
        Atlanta, Georgia 30309

     If to BUYER or SUB:

        Video Update, Inc.
        3300 World Trade Center
        30 East Seventh Street
        St. Paul, Minnesota 55101
        Attention: Chief Executive Officer

     Copy to:

        Lawrence H. Gennari, Esquire
        Gadsby & Hannah LLP
        225 Franklin Street
        Boston, Massachusetts 02110

     Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the applicable of the laws of any jurisdiction other than the State of Delaware.

     8.9 AMENDMENTS AND WAIVERS. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective board of directors; PROVIDED, HOWEVER, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or effect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     8.10 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     8.11 EXPENSES. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, except as otherwise contemplated by
Section 7 hereof.

     8.12 SPECIFIC PERFORMANCE. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Agreement, then any other party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

     8.13 CONSTRUCTION. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

     8.14 INCORPORATION OF SCHEDULES. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          MOOVIES, INC.
                                          ("COMPANY")

                                          By: /s/ JOHN L. TAYLOR

                                            ------------------------------------
                                            Authorized Officer

                                          VIDEO UPDATE, INC. ("BUYER")

                                          By: /s/ DANIEL A. POTTER

                                            ------------------------------------
                                            Daniel A. Potter
                                            Chief Executive Officer

                                          VUI MERGER CORP. ("SUB")

                                          By: /s/ DANIEL A. POTTER

                                            ------------------------------------
                                            Title: President

                                                                       EXHIBIT A

                         ARNALL, GOLDEN & GREGORY, LLP

                                          , 1997

Video Update, Inc.
3100 World Trade Center
St. Paul, Minnesota 55101

Ladies & Gentlemen:

     We have acted as counsel to Moovies, Inc., a Delaware corporation (the "Company") in connection with the merger of VUI Merger Corp. (the "Merger Sub"), a wholly owned subsidiary of Video Update, Inc., a Delaware corporation ("Video Update"), with and into the Company (the "Merger") pursuant to an Agreement and Plan of Merger among the Company, Merger Sub, and Video Update, dated as of , 1997, as amended (the "Merger Agreement"). Terms used herein but not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

     We have examined an executed copy of the Merger Agreement (including the exhibits and schedules thereto), the Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware and such corporation records, documents and other instruments and have made such other examinations and inquiries as we have deemed necessary to enable us to express the opinions set forth herein.

     Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that:

          1. Each of the Company and its Material Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and its Material Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except or such failures to be so qualified and good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company beneficially owns all of the outstanding capital stock of each of its Subsidiaries, except as described in the Merger Agreement.

          2. The entire authorized capital stock of the Company consists of 25,000,000 Company Shares and 1,000,000 shares of Preferred Stock, $.001 par value, of which as of March 31, 1997, 12,354,800 Company Shares are issued and outstanding. All of the issued and outstanding Company Shares and all shares of the Material Subsidiaries have been duly authorized and are validly issued, fully paid, and nonassessable.

          3. The Company has full corporate power and authority to execute and deliver the Merger Agreement and to perform its obligations thereunder. The execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby have been duly approved by the board of directors of the Company and no other corporate proceedings on the part of the Company or its shareholders are necessary to authorize the Merger Agreement and to consummate the transactions so contemplated other than the filing of the Certificate of Merger. The Merger Agreement has been duly executed and delivered and, assuming it constitutes a valid an binding obligation of Video Update and the Merger Sub, constitutes the valid and legally binding obligation of COMPANY, enforceable in accordance with its terms and conditions except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) the remedy of specific performance and injunctive and other forms of equitable remedies may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor they be brought.

     The opinions set forth herein relate solely to the laws of the State of Delaware and the federal laws of the United States.

                                          Very truly yours,
                                          ARNALL, GOLDEN & GREGORY, LLP

                                          By:
                                          --------------------------------------

                                                                       EXHIBIT B

                              GADSBY & HANNAH LLP

                                          , 1997

Moovies, Inc.
201 Brookfield Parkway
Greenville, South Carolina 29607

Ladies & Gentlemen:

     We have acted as counsel to Video Update, Inc., a Delaware corporation (the "Company"), in connection with the merger of VUI Merger Corp. (the "Merger Sub"), a wholly owned subsidiary of the Company, with and into Moovies, Inc., a Delaware Corporation ("Moovies") (the "Merger") pursuant to an Agreement and Plan of Merger among the Company, Merger Sub, and Moovies, dated as of
          , 1997, as amended (the "Merger Agreement"). Terms used herein but not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

     We have examined an executed copy of the Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware and such corporation records, documents and other instruments and have made such other examinations and inquiries as we have deemed necessary to enable us to express the opinions set forth herein.

     Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that:

          1. Each of Video Update, Merger Sub and their Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Video Update, Merger Sub and each of its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except or such failures to be so qualified and good standing that would not, individually or in the aggregate, have a Material Adverse Effect on Video Update. Each of Video Update, Merger Sub and their Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Video Update beneficially owns all of the outstanding capital stock of each of its Subsidiaries except as described in the Merger Agreement.

          2. The entire authorized capital stock of Video Update consists of 60,000,000 BUYER Shares, 2,000,000 shares of Video Update's Class B Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value, of which as of June 30, 1997, 18,104,591 BUYER Shares and 2,000,000 shares of Video Update's Class B Common Stock, $.01 par value, are issued and outstanding. All of the BUYER Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. The entire authorized capital stock of Merger Sub consists of 1,000 Merger Sub Shares, all of which are issued and outstanding.

          3. Each of Video Update and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to perform its obligations thereunder. The execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby have been duly approved by the board of directors of Video Update and Merger Sub and no other corporate proceedings on the part of Video Update or Merger Sub or their respective shareholders are necessary to authorize the Merger Agreement, and the issuance of BUYER Shares pursuant to the Merger Agreement and to consummate the transactions so contemplated other than the filing of the Certificate of Merger. The Merger Agreement has been duly executed and delivered and assuming that the Merger Agreement constitutes a valid and binding obligation of Moovies, constitutes the valid and legally binding obligation of Video Update and Merger Sub, enforceable in accordance with its terms and conditions except that

     (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) the remedy of specific performance and injunctive and other forms of equitable remedies may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     The opinions set forth herein relate solely to the laws of the State of Delaware and the federal laws of the United States.

                                          Very truly yours,
                                          GADSBY & HANNAH, LLP

                                          By:
                                            ------------------------------------

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                          VIDEO UPDATE, INC. ("BUYER")
                                VUI MERGER CORP.
                                      AND
                                 MOOVIES, INC.
                          DATED AS OF OCTOBER 27, 1997

     This Amendment to the Agreement and Plan of Merger entered into as of July 9, 1997 (the "Agreement") by and between Video Update, Inc., a Delaware corporation ("BUYER"), VUI Merger Corp., a Delaware corporation ("SUB") and Moovies, Inc., a Delaware corporation ("COMPANY"), is dated as of October 27, 1997. BUYER and COMPANY are referred to individually herein as a "PARTY" and collectively herein as the "PARTIES."

     WHEREAS, the Agreement contemplates a merger of SUB, a wholly owned first tier subsidiary of BUYER with and into COMPANY in a reorganization pursuant to Code Sections 368(a)(1)(A) and 368(a)(2)(E) whereby the COMPANY Stockholders will receive voting common stock of BUYER in exchange for all of their capital stock in COMPANY, all pursuant to the plan of reorganization set forth herein; and

     WHEREAS, the Parties wish to amend and modify certain provisions of the Agreement.

     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

     1. The definition of "REQUISITE BUYER STOCKHOLDER APPROVAL" is hereby deleted and replaced in its entirety with the following:

          "REQUISITE BUYER STOCKHOLDER APPROVAL" with respect to the BUYER means the affirmative vote of the holders of the outstanding shares of BUYER (voting together as a single class) representing a majority of the votes cast on the proposal in favor of the issuance of BUYER shares in connection with this Agreement, and with respect to SUB means (i) the affirmative vote or consent of the holders of a majority of the outstanding shares of SUB in favor of this Agreement and the Merger.

     2. Section 2.5 of the Agreement is hereby deleted and replaced in its entirety with the following:

          2.5 CONVERSION. At and as of the Effective Time, each COMPANY Share shall no longer be outstanding and shall be cancelled and retired and shall be converted into the right to receive .75 of one BUYER Share (the ratio of .75 of one BUYER Share to one COMPANY Share is referred to herein as the "CONVERSION RATIO" and the BUYER Shares so received are referred to as the "MERGER CONSIDERATION"). The Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or other recapitalization of the BUYER's Shares after the date hereof. No COMPANY Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2.5 after the Effective Time. From the date of this Agreement to the Closing Date, COMPANY's Board of Directors shall not adopt any new "poison pill," stockholder rights plan or other similar plan applicable to the transactions contemplated by this Agreement. In addition, the COMPANY's Board of Directors shall take all actions required to ensure that the Rights (as defined in the Rights Agreement, dated as of December 20, 1996, by and between COMPANY and First Union National Bank of North Carolina) and the Rights Agreement shall be inapplicable to the Merger and the transactions contemplated by this Agreement.

     3. Section 3.6 is hereby deleted and replaced in its entirety with the following:

          3.6 FINANCIAL STATEMENTS. COMPANY has filed a Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 (the "MOST RECENT FISCAL QUARTER END"), and an Annual Report on Form 10-K for the fiscal year ended December 31, 1996. The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, present fairly the financial condition of COMPANY and its Subsidiaries as of the indicated dates and the results of operations of COMPANY and its Subsidiaries for the indicated periods, and are consistent with the books and records of COMPANY and its Subsidiaries; PROVIDED, HOWEVER, that the interim statements are subject to normal year-end adjustments that are not expected to be material in amount.

     4. Section 4.6 is hereby deleted and replaced in its entirety with the following:

          4.6 FINANCIAL STATEMENTS. BUYER has filed a Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997 and an Annual Report on Form 10-K (as amended) for the fiscal year ended April 30, 1997 (the "MOST RECENT FISCAL YEAR END"). The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, present fairly the financial condition of BUYER and its Subsidiaries as of the indicated dates and the results of operations of BUYER and its Subsidiaries for the indicated periods, and are consistent with the books and records of BUYER and its Subsidiaries; PROVIDED HOWEVER, that the interim statements are subject to normal year-end adjustments that are not expected to be material in amount.

     5. ACKNOWLEDGEMENT. The parties hereby expressly waive any and all claims, demands or expenses that they may respectively have against the other based on any breach of any warranty, representation or covenant contained in or made pursuant to the Agreement prior to the date hereof.

     6. BUYER REPRESENTATIONS. The BUYER and SUB represent and warrant that except for changes contemplated by this Agreement or as set forth on SCHEDULE 4 annexed hereto, the representations and warranties set forth in Article 4 of the Agreement are true and correct as qualified as of the date hereof, except for such failures to be true and correct as do not have a Material Adverse Effect on the BUYER and its Subsidiaries, taken as a whole.

     7. COMPANY REPRESENTATIONS. The COMPANY represents and warrants that except for changes contemplated by the Agreement or set forth on SCHEDULE 3 annexed hereto, the representations and warranties of the COMPANY set forth in
Article 3 of the Agreement are true and correct as qualified as of the date hereof, except for such failures to be true and correct as do not have a Material Adverse Effect on the COMPANY and its Subsidiaries, taken as a whole.

     8. Section 4.8 of the Agreement is hereby deleted and replaced in its entirety with the following:

          4.8 CERTAIN FEES. With the exception of the engagement of Piper Jaffray Inc. and Asensio & Company, Inc. by BUYER, none of BUYER and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisors, broker, finder, or agent with respect to the transactions contemplated by this Agreement. Subject to Section 7, the BUYER hereby indemnifies the COMPANY against and from any claim, liabilities or actions in respect of fees or expenses of the BUYER's advisors.

     9. Section 5.6(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

          5.6 INDEMNIFICATION AND INSURANCE. (a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any of the present or former officers or directors (the "Managers") of the COMPANY or any of the COMPANY's Subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she served as a Manager of the COMPANY or any of the COMPANY's Subsidiaries, or is or was serving at the request of the COMPANY or any of the COMPANY's Subsidiaries as a director, officer, employee or agent of another corporation (including without limitation, BUYER), partnership, joint venture, trust or other enterprise, whether before or after the Effective Time, each of the Surviving Corporation and the BUYER shall indemnify and hold harmless, as and to the fullest extent that COMPANY would have been permitted under Delaware law and its certificate of incorporation and bylaws in effect on the date hereof, each such Manager against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
     Time), and (i) if the BUYER or the Surviving Corporation (after the Effective Time) have not promptly assumed the defense of such matter, the Managers may retain counsel satisfactory to them, and the Surviving Corporation and the BUYER after the Effective Time, shall advance all reasonable fees and expenses (including attorneys' fees) for the Managers promptly, as Manager incurs the same and as statements therefor are received, and (ii) the Surviving Corporation and the BUYER after the Effective Time, will use their respective best efforts to assist in the vigorous defense of any such matter; provided that neither the Surviving Corporation nor the BUYER shall be liable for any settlement effected without its prior written consent; provided further that the Surviving Corporation and the BUYER shall have no obligation under the foregoing provisions of this Section 5.6(a) to any Manager when and if (i) a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Manager in the manner contemplated hereby is prohibited by applicable law or (ii) the loss, claim, damage, liability, cost, expense, judgment or fine is based on or arises from a final non-appealable order of a court of competent jurisdiction or in connection with a settlement, consent, decree, order or injunction with any governmental agency or authority finding that the Manager violated Section 16(b) of the Exchange Act, Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder or any federal or state securities law relating to or governing "insider" trading of securities. At the Effective Time, each Manager shall confirm in writing that upon the finality of any such determination that the Surviving Corporation or the BUYER is not liable for any such indemnification claims, the Manager will immediately reimburse the BUYER and the Surviving Corporation in full for any fees, expenses and costs incurred by the BUYER or the Surviving Corporation in connection with the defense of such claims. Any Manager wishing to claim indemnification under this Section 5.6, upon learning of any such claim, action, suit, proceeding or investigation, shall immediately notify the BUYER, thereof (provided that the failure to give such notice shall not affect any obligations hereunder, except to the extent that the indemnifying party is actually and materially prejudiced thereby). The BUYER further covenants not to amend or repeal any provisions of the Certificate of Incorporation or Bylaws of the BUYER or Surviving Corporation in any manner that would adversely affect the indemnification or exculpatory provisions contained herein, except to the extent otherwise required by Delaware law. The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs and representatives, and shall survive the Closing for a period expiring six years from the Effective Time.

     10. Section 5.13 of the Agreement is hereby deleted and replaced in its entirety with the following:

          5.13  CERTAIN COVENANTS.

          (a) Solicitation. The COMPANY may, but shall not be obligated to, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale or transfer of substantial assets, sale of any shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving it or any of its Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal.

          (b) The COMPANY shall notify BUYER immediately after initiation of or receipt by the COMPANY (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The COMPANY shall continue to keep BUYER informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Under no circumstances shall COMPANY provide to any party any non-public or confidential information of or about the BUYER.

          (c) Certain Actions. BUYER and COMPANY shall not, nor shall either permit any of its Subsidiaries to, take or consent to be taken any action, whether before or after the Effective Date, that would disqualify the Merger as "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

          (d) Tax Returns. BUYER and COMPANY shall jointly prepare and file on a timely basis any Tax Return required to be filed by virtue of the transactions contemplated by this Agreement and BUYER shall pay any Tax due in connection therewith on behalf of COMPANY and its shareholders.

     11. Section 5.14 of the Agreement is hereby deleted and replaced in its entirety with the following:

          5.14 BUYER BOARD OF DIRECTORS. The Board of Directors of BUYER shall cause the BUYER's Board of Directors to continue to consist of seven persons and cause two designees of COMPANY ("COMPANY Designees") to be elected to BUYER's Board of Directors as soon as practicable after the Effective Time and BUYER shall nominate such designees for election at the next subsequent Annual Meeting of BUYER shareholders and shall use its best efforts to cause such COMPANY Designees to be elected at such meeting. The COMPANY Designees shall be elected to the Nominating Committee of the Board of Directors so long as they remain Directors of the BUYER. Following the Effective Time, such nominating committee shall be comprised solely of the two Company Designees and one designee of the BUYER. The Nominating Committee shall have the right to nominate two additional members of the Board, which, if necessary, shall be expanded by the full Board to nine members to include such two additional members.

     12. Section 7.1(b) of the Agreement is hereby deleted and replaced in its entirety with the following:

          (b) by either BUYER or the COMPANY if the Merger shall not have been consummated by January 31, 1998 (provided that (i) either BUYER or the COMPANY may extend such date to March 31, 1998 by providing written notice thereof to the other party on or prior to January 31, 1998 (January 31, 1998, as it may be so extended to March 31, 1998, shall be referred to herein as the "Outside Date") and (ii) the right to terminate or extend this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any covenant under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

     13. Section 7.1(e) of the Agreement is hereby deleted and replaced in its entirety with the following:

          (e) by COMPANY, if (i) at the Special BUYER Meeting (including any adjournment or postponement) the Requisite BUYER Proposal Approval shall not have been obtained; (ii) at the Special BUYER Meeting (including any adjournment or postponement), the Requisite BUYER Stockholder Approval shall not have been obtained; (iii) after receipt by the Board of Directors of the BUYER of a proposal or offer for a merger, consolidation, business combination, sale or transfer of substantial assets or shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving BUYER or its subsidiaries (a "BUYER Acquisition Proposal") the Board of Directors of the BUYER shall have withdrawn or modified its recommendation with respect to this Agreement or the Merger;
     (iv) after the receipt by the BUYER of a BUYER Acquisition Proposal, COMPANY requests in writing that the Board of Directors of the BUYER reconfirm its recommendation with respect to this Agreement or the Merger and the Board of Directors of the BUYER fails to do so within 10 business days after its receipt of BUYER's request; (v) the Board of Directors of the

     BUYER shall have recommended to the Stockholders of the BUYER an Alternative Transaction (as defined in Section 7.3(f)); (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of the BUYER Shares is commenced (other than by COMPANY or an Affiliate of COMPANY) and the Board of Directors of the BUYER recommends that the stockholders of the BUYER tender their shares in such tender or exchange offer; (vii) for any reason fails to call and hold the Special BUYER Meeting at least two business days prior to the Outside Date; (viii) after receipt by the Board of Directors of the COMPANY of an Acquisition Proposal, the Board of Directors of the COMPANY shall have withdrawn or modified its recommendation of this Agreement or the Merger; (ix) the Board of Directors of the COMPANY shall have recommended to the stockholders of the COMPANY an Alternative Transaction (as defined in Section 7.3(f)); (x) a tender offer or exchange offer for 20% or more of the outstanding shares of the COMPANY Shares is commenced (other than by BUYER or an Affiliate of BUYER) and the Board of Directors of the COMPANY recommends that the stockholders of the COMPANY tender their shares in such tender or exchange offer; or (xi) the BUYER has not obtained financing sufficient to obtain the consent of COMPANY's lender to the consummation of the Merger and otherwise satisfactory to the COMPANY in its sole good faith discretion.

     14. The introductory sentence to Section 7.3(b) of the Agreement is hereby deleted and replaced in its entirety with the following:

          (b) The COMPANY shall pay BUYER a termination fee of $800,000 upon the earliest to occur of the following events;

     15. Section 7.3(b)(i) is hereby deleted and replaced in its entirety with the following:

          (i) the termination of the Agreement by BUYER pursuant to Section 7.1(d)(ii) through (vi) or by COMPANY pursuant to Section 7.1(e)(viii) through (x); or

     16. The introductory sentence to Section 7.3(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

          (c) The BUYER shall pay COMPANY a termination fee of $800,000 upon the earliest to occur of the following events;

     17. Section 7.3(d) of the Agreement is hereby deleted and replaced in its entirety with the following:

          (d) The BUYER shall pay COMPANY a termination fee of $400,000 upon termination of this Agreement by COMPANY pursuant to Section 7.1(e)(i). In no event shall COMPANY receive a termination fee under both 7.3(c) and this
     Section 7.3(d)

     18. Except as otherwise set forth above, the Agreement is otherwise ratified and confirmed in all respects.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

                                          MOOVIES, INC.
                                          ("COMPANY")

                                          By: /s/JOHN L. TAYLOR

                                            ------------------------------------
                                            Authorized Officer

                                          VIDEO UPDATE, INC. ("BUYER")

                                          By: /s/DANIEL A. POTTER

                                            ------------------------------------
                                            Daniel A. Potter
                                            Chief Executive Officer

                                          VUI MERGER CORP. ("SUB")

                                          By: /s/DANIEL A. POTTER

                                            ------------------------------------
                                            Title: President

                                                                         ANNEX B

                                                      [PIPER JAFFRAY LOGO]

                                                      Piper Jaffray Inc.
                                                      222 South Ninth Street
                                                      Minneapolis, MN 55402-3804

                                                      January __, 1998

Board of Directors
Video Update, Inc.
3100 World Trade Center
30 East Seventh Street
St. Paul, Minnesota 55101-4913

Members of the Board:

     This letter relates to the issuance of shares of Class A Common Stock, $0.01 par value (the "Video Update Common Stock") of Video Update ("Video Update") in exchange for all of the outstanding shares of Common Stock, $0.001 par value (the "Moovies Common Stock") of Moovies, Inc. ("Moovies") pursuant to the Agreement and Plan of Merger referred to below (the "Transaction"). The aggregate consideration to be paid by Video Update in the Merger will be based on a fixed exchange ratio of .75 shares of Video Update Common Stock for each share of Moovies Common Stock (the "Exchange Ratio") (plus cash in lieu of fractional shares.) You have requested our opinion as to the fairness to the shareholders of Video Update Common Stock, from a financial point of view, of the Exchange Ratio.

     Piper Jaffray Inc. ("Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. Piper Jaffray makes a market in Video Update Common Stock and also provides research coverage for Video Update. We acted as the lead manager of a secondary public equity offering for Video Update in 1996. For our services in connection with the Transaction, including rendering this opinion, Video Update will pay us a fee and indemnify us against certain liabilities.

     In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. Reviewed the Agreement and Plan of Merger dated July 9, 1997 among Video Update and Moovies and the Amendment to the Agreement and Plan of Merger dated October 27, 1997.

          2. Reviewed the Reports on Form 10-K for Moovies for each of the three fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994.

          3. Reviewed the Reports on Form 10-Q for Moovies for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

          4. Reviewed the Reports on Form 10-K for Video Update for each of the three fiscal years ended April 30, 1997, April 30, 1996 and April 30, 1995.

          5. Reviewed the Reports on Form 10-Q for Video Update for the quarters ended July 31, 1997 and October 31, 1997.

          6. Reviewed financial forecasts for Video Update furnished by Video Update's management, including financial forecasts for the five year period ending April 30, 2002 and financial forecasts for the five year period ending December 31, 2002.

Video Update
January __, 1998
Page 2

          7. Reviewed financial forecasts for Moovies furnished by Moovies Management and revised by Video Update (the "Adjusted Moovies Forecasts") for the calendar years ending December 31, 1998 through December 31, 2002.

          8. Conducted discussions with members of senior management of Moovies, including the Chief Executive Officer, the Chief Financial Officer and the Controller. Topics discussed included, but were not limited to, the background and rationale of the proposed Transaction, the financial condition, operating performance, and the balance sheet characteristics of Moovies and the prospects for the combined company after consummation of the proposed Transaction.

          9. Conducted discussions with members of senior management of Video Update, including the Chairman and Chief Executive Officer, Chief Financial Officer and Executive Vice President. Topics discussed included, but were not limited to, the background and rationale for the proposed Transaction, the financial condition, operating performance, balance sheet characteristics and prospects of Video Update's business independently and the financial and operating prospects for the combined company after consummation of the proposed Transaction.

          10. Reviewed the historical prices and trading activity for Video Update Common Stock and Moovies Common Stock.

          11. Reviewed financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant.

          12. Performed a discounted cash flow analysis on the Adjusted Moovies Forecasts with and without synergies.

          13. Considered the pro forma effect of the proposed Transaction on Video Update's earnings per share for the fiscal years 1998 through 2000 and on Video Update's earnings per share for the calendar years 1998 through 2001.

          14. Compared certain financial and securities data of Moovies with certain financial and securities data of companies deemed similar to Moovies or representative of the business sector in which Moovies operates.

          15. Analyzed the premiums paid in recent mergers and acquisitions involving the sale of public companies under the purchase method of accounting.

          16. Calculated the projected contribution of Video Update and Moovies to the combined company by revenue, earnings before interest and taxes, net income, stores and ownership for the calendar years 1998 through 2001.

          17. Reviewed such other financial data, performed such other analyses and considered such other information as we deemed necessary and appropriate under the circumstances.

     We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Video Update and Moovies or otherwise made available to us and have not attempted independently to verify such information. We have further relied upon the assurances of Video Update's and Moovies' managements that the information provided has been prepared on a reasonable basis and, with respect to financial planning data, reflects the best currently available estimates and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. In that regard, we have assumed with your consent that any projections or forecasts, including without limitation, any projected cost savings and operating synergies resulting from the Transaction, reflect best currently available estimates and judgments of the respective managements of Video Update and Moovies. We have also assumed the release from escrow of 1,300,000 shares of Class B common stock, $.01 par value of Video

Video Update
January __, 1998
Page 3

Update (the "Class B Shares") beneficially owned by certain senior managers of Video Update and the conversion of all outstanding shares of Video Update Class B common stock to Video Update Common Stock. Furthermore, we have assumed that neither Video Update nor Moovies is a party to any pending transaction, including external financings, recapitalizations, acquisitions or merger discussions, other than the Transaction or in the ordinary course of business. We have not received advice from legal counsel to Video Update or Moovies concerning the probable outcome of, or estimated damages which might arise from, any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either Video Update or Moovies or their affiliates is a party or may be subject and have undertaken no analysis thereof independently.

     Accordingly, at Video Update's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. An adverse judgment rendered against Video Update or Moovies could alter the opinion expressed herein. Our opinion also does not consider and we express no opinion with respect to the release from escrow of The Class B Shares beneficially owned by certain senior managers of Video Update.

     In arriving at our opinion, we have not performed any appraisals or valuations of specific assets of Video Update or Moovies and express no opinion regarding the liquidation value of Video Update or Moovies. Our opinion is necessarily based upon information available to us, facts and circumstances and economic, market and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We express no opinion herein as to the prices at which shares of Video Update Common Stock may trade at any future time.

     This opinion is directed to the Board of Directors of Video Update and shall not be published or otherwise used, nor shall any public references to Piper Jaffray be made without our written consent, except for inclusion in the full proxy/prospectus to be sent to all shareholders of Video Update and Moovies and in any filings or disclosures required by law. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to how a shareholder should vote with respect to the Transaction.

     Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Video Update Common Stock.

                                          Sincerely,

                                          PIPER JAFFRAY INC.

                                          --------------------------------------

                                                                         ANNEX C

                            [ASENSIO & COMPANY LOGO]

October 27, 1997

Board of Directors
Video Update, Inc.
3100 World Trade Center
30 East Seventh Street
St. Paul, Minnesota 55101-4913

Gentlemen:

     Video Update, Inc. ("Company"), its wholly owned subsidiary VUI Merger Corp., and Moovies, Inc. ("Moovies") have entered into an Agreement and Plan of Merger, dated July 9, 1997, and amended October 27, 1997 ("Merger Agreement"). On the Effective Date of the Merger Agreement ("Effective Time") each share of Moovies' Common Stock, par value $0.001 per share, will be converted into the right to receive .75 shares ("Exchange Ratio") of the Company's Class A Common Stock, par value $0.01 per share ("Class A"). As a condition to the Merger Agreement, the Company is required to convert all its outstanding shares of Class B Common Stock, par value $0.01 per share ("Class B") to Class A shares ("Conversion Condition"). All of the Company's 2,000,000 Class B shares outstanding, including 1,300,000 Class B shares held in escrow ("Escrow Shares") under an Escrow Agreement dated July 20, 1994 ("Escrow Agreement"), are owned or controlled by certain of the Company's current officers and directors ("Class B Holders"). In order to comply with the Conversion Condition the parties to the Merger Agreement and the Class B Holders have entered into an Amended and Restated Undertaking Agreement dated October 27, 1997 ("Undertaking Agreement") that terminates the Escrow Agreement, releases certain Escrow Shares, and converts all Class B shares into Class A. You have requested our opinion as to the fairness of the Undertaking Agreement, from a financial point of view, to the Company's Class A shareholders.

     Asensio & Company, Inc. ("Asensio") is a registered securities dealer engaged, among other businesses, in the investment banking industry, including the analysis of merger and acquisition transactions and the valuation of assets and securities. The Company has agreed to pay us a fee and to indemnify us against certain liabilities for our services related to the rendering of this opinion.

     In arriving at our opinion, we have reviewed the opinion of Piper Jaffray Inc. and assumed the fairness of the Exchange Ratio. We have assumed that the Board of Directors of Moovies will obtain a satisfactory opinion as to the fairness of the terms of the Merger Agreement to Moovies shareholders. We have reviewed and analyzed all of the agreements referred to above, the Company's Restated Certificate of Incorporation dated December 31, 1996 and the Amended and Restated Acknowledgment and Consent dated October 27, 1997 ("Consent"). We have also reviewed the Company's recent filings with the U.S. Securities and Exchange Commission, including its most recent reports filed on Form 10K, Form 10Q, its proxy statement and prospectus dated September 27, 1996. We reviewed certain financial forecasts and analyses prepared by the Company's management, including the Company's internal financial projections on a standalone basis and projected revenues, cost savings and net income for the combined companies. We also calculated and reviewed the effect of the Undertaking Agreement on the combined Company's net income, earnings per share and

Board of Directors
Video Update
October 27, 1997
Page 2 of 2

voting control. Furthermore, we calculated the Merger Agreement's impact on the Escrow Agreement's Minimum Pretax Income Target amounts required to release the Escrow Shares.

     We have relied on the accuracy and completeness of the Company's financial statements and other information provided by the Company and have not independently confirmed, evaluated or verified such information. We have also assumed that the information provided to us has been prepared using reasonable assumptions and reflects all available facts with no known exclusions. We were not engaged to, and did not, provide financial advice or other service to any of the parties to the Consent, Undertaking or Merger Agreements as to any part of this transaction including the number of Escrow Shares that are to be released to the Class B Holders. Our opinion does not constitute a recommendation as to how the Company's shareholders should vote with respect to the Merger Agreement.

     Subject to all of the above and other factors that we consider relevant, it is our opinion that the terms of the Undertaking Agreement are fair, from a financial point of view, to the shareholders of Video Update, Inc.'s Class A Common Stock, $0.01 par value per share.

                                          Sincerely,
                                          ASENSIO & COMPANY, INC.

                                          /s/ ASENSIO & COMPANY, INC.

                                                                         ANNEX D

[NEEDHAM LOGO]
NEEDHAM & COMPANY, INC. 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

January __, 1998

Board of Directors
Moovies, Inc.
201 Brookfield Parkway
Suite 200
Greenville, SC 29607

Gentlemen:

     We understand that Moovies, Inc. ("Moovies"), Video Update, Inc. ("Video Update") and VUI Merger Corp., a wholly-owned subsidiary of Video Update ("Sub"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated July 9, 1997, and amended as of October 27, 1997, whereby Sub will be merged with and into Moovies and Moovies will become a wholly-owned subsidiary of Video Update (the "Merger"). The terms of the Merger are set forth more fully in the Merger Agreement.

     Pursuant to the Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $.001 per share, of Moovies will be converted into the right to receive 75/100ths (.75) shares (the "Exchange Ratio") of common stock, par value $.01 per share, of Video Update (the "VUI Common Stock").

     You have asked us to advise you as to the fairness, from a financial point of view, of the proposed Exchange Ratio to the stockholders of Moovies. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations. We have acted as financial advisor to Moovies in connection with the Merger and will receive a fee for our services that is contingent on the consummation of the Merger. In addition, Moovies has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain other documents relating to the Merger,
(iii) reviewed certain publicly available information concerning Video Update and Moovies and certain other relevant financial and operating data of Video Update and Moovies made available from the internal records of Video Update and Moovies; (iv) reviewed the historical stock prices and trading volumes of Video Update's and Moovies' common stock; (v) held discussions with members of senior management of Video Update and Moovies concerning their current and future business prospects; (vi) reviewed certain financial forecasts and projections prepared by the respective managements of Video Update and Moovies; (vii) compared certain publicly available financial data of companies whose securities are publicly traded, which we deemed generally comparable to the business of Moovies, to similar data for Moovies; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; (ix) participated in discussions and negotiations among representatives of Moovies and Video Update and their financial and legal advisors; and (x) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and arriving at our opinion, we have not assumed any responsibility to independently verify any of the foregoing information, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. In addition, we have assumed, with your consent, that (i) the Merger will be accounted for under the purchase method of accounting, (ii) the Merger will constitute a tax-free reorganization, and (iii) any material liabilities (contingent or otherwise, known or unknown) of Video Update and Moovies are as set forth in the consolidated financial statements of Video

Update and Moovies, respectively. With respect to Video Update's and Moovies' financial forecasts provided to us by their respective managements, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of Video Update and Moovies. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Video Update or Moovies. Further, our opinion is based on economic, monetary and market conditions existing as of the date hereof, and in rendering this opinion, we have relied without independent verification on the accuracy, completeness and fairness of all historical financial and other information which was either publicly available or furnished to us by Video Update and Moovies. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of Moovies and does not address Moovies' underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any stockholder of Moovies as to how such stockholder should vote on the proposed Merger.

     We are expressing no opinion as to what the value of Video Update Common Stock will be when issued to the stockholders of Moovies pursuant to the Merger or the prices at which Video Update Common Stock will actually trade at any time; although subsequent developments may affect this opinion, we do not have any obligation to update revise or reaffirm this opinion.

     In the ordinary course of our business, we may actively trade the equity securities of Moovies or Video Update for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously provided investment banking services to Moovies on matters unrelated to the Merger.

     This letter and the opinion expressed herein are for the benefit of the Board of Directors of Moovies and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Exchange Ratio is fair to the stockholders of Moovies from a financial point of view.

                                          Very truly yours,

                                          --------------------------------------
                                          Needham & Company, Inc.

                                                                         ANNEX E

                   AMENDED AND RESTATED UNDERTAKING AGREEMENT

     This Amended and Restated Undertaking Agreement, dated as of October 27, 1997 (the "Agreement"), among Video Update, Inc. a Delaware corporation ("BUYER"), VUI Merger Corp., a Delaware corporation ("SUB"), Moovies, Inc., a Delaware corporation ("COMPANY") and the holders of BUYER's Class B Common Stock, $.01 par value ("Class B Common Stock") as listed on attached Schedule 1 annexed hereto, each with an address as set forth on Schedule 1 (such individuals being hereinafter referred to individually as "Stockholder" and collectively as "Stockholders").

     WHEREAS, BUYER, SUB, and COMPANY have entered into an Agreement and Plan of Merger, dated as of July 9, 1997 and an Amendment to the Agreement and Plan of Merger dated as of the date hereof (the "Amendment"), both of which are collectively referred to as the "Merger Agreement";

     WHEREAS, COMPANY is requiring, as a condition to its obligation to consummate the transactions contemplated by the Merger Agreement
("Transactions"), that the Stockholders convert all Class B Common Stock held by them into an equivalent number of BUYER Shares at and effective upon the Effective Time;

     WHEREAS, the arrangements contemplated by the Escrow Agreement, dated July 20, 1994, among the BUYER, the Stockholders and the BUYER's stock transfer agent (the "Escrow Agreement"), are to be eliminated at the Effective Time in connection with the conversion of the Class B Common Stock described above;

     WHEREAS, BUYER, SUB, COMPANY and Stockholders have entered into an Undertaking Agreement dated as of July 9, 1997 (the "July 9, 1997 Undertaking Agreement");

     WHEREAS BUYER, SUB, COMPANY and Stockholders, in connection with the Amendment, wish to amend and replace the July 9, 1997 Undertaking Agreement with this Amended and Restated Undertaking Agreement dated as of October 27, 1997;

     WHEREAS, initially capitalized terms not otherwise defined herein shall have their respective meanings as set forth in the Merger Agreement, a copy of which has been provided to each of the Stockholders; and

     WHEREAS, each of the Stockholders is familiar with the terms and conditions of the Merger Agreement and the Transactions.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1.

                              AGREEMENT TO CONVERT

     SECTION 1.01. CONVERSION. BUYER, SUB, COMPANY and Stockholders hereby agree that (a) the July 9, 1997 Undertaking Agreement shall cease to be of any further force or effect and (b) this Amended and Restated Undertaking Agreement shall amend and replace the July 9, 1997 Undertaking Agreement. Each Stockholder agrees that, effective upon and at the Effective Time, all Class B Common Stock listed opposite his name in Column A on Schedule 1 shall be converted into and shall become an equivalent number of BUYER Shares, without any further action or consent on the part of such Stockholder (the "Conversion"). Each Stockholder will execute any and all consents, certificates, approvals or documents necessary to evidence and effect the Conversion. BUYER shall instruct its stock transfer agent immediately to reflect the Conversion on the stock transfer ledgers and books and records of the BUYER.

     SECTION 1.02.  ADDITIONAL AGREEMENTS.

     (A) The BUYER and each Stockholder agrees that, effective upon and at the Effective Time (a) all Class B Common Stock listed opposite each Stockholder's name in Column B of Schedule 1 shall be cancelled and forfeited; and (b) all Class B Common Stock listed opposite his name in Column A on

Schedule 1 that has been converted into an equivalent number of BUYER Shares in accordance with Section 1.01 (referred to herein as "Converted Shares") shall be released to such Stockholder immediately, free and clear of any encumbrance or arrangement of the Escrow Agreement or the BUYER to the extent subject to the same, except as otherwise stated herein. Each of the BUYER and the Stockholder will execute any and all consents, certificates, approvals or documents necessary to evidence and effect the termination of the Escrow Agreement, the reflection of the cancellation and forfeiture of the Class B Common Stock listed in Column B of Schedule 1, and the release to each Stockholder of all converted shares listed opposite his name in Column A on Schedule 1. BUYER shall instruct its stock transfer agent immediately to reflect the foregoing on the stock transfer ledgers and books and records of the BUYER.

     (B) The BUYER and each Stockholder agrees that, effective upon and at the Effective Time, neither the BUYER nor any of its Subsidiaries shall grant or award to any Stockholder, until after the eighteen month anniversary of the Effective Time, any additional options, warrants, or securities convertible into or exchangeable for, any capital stock of the Company, provided that nothing herein shall affect in any way any outstanding options, warrants or existing similar rights held or accorded to such Stockholder.

     (C) Each Stockholder agrees that as of and for a period of two years after the Effective Time, he will not, directly or indirectly, issue, offer, sell, grant any option for the sale of, acquire any option to dispose of, assign, transfer, pledge or otherwise encumber or dispose of any Converted Shares or any other equity securities issued in exchange for or in replacement of the Converted Shares, without the consent of the board of directors of the BUYER (with each Stockholder abstaining from such vote), except in connection with the acquisition of the BUYER by a third party.

                                   ARTICLE 2.

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

     Each of the Stockholders hereby represents and warrants to BUYER, SUB and COMPANY as follows:

     SECTION 2.01. AUTHORITY RELATIVE TO THIS AGREEMENT. He has all necessary power and authority to execute and deliver this Agreement to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder, constitutes a legal, valid and binding obligation of Stockholder, enforceable against him in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 2.02. NO CONFLICT. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not (i) require any consent, approval, authorization or permit of, or filing with or notification to any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which any property or asset of the Stockholder is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of the Stockholder or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit franchise or other instrument or obligation to which such Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound or affected.

     SECTION 2.03. NO OTHER REPRESENTATIONS OR WARRANTIES. Notwithstanding the representations and warranties contained in this Section 2, the Stockholders make none of the representations or warranties contained in the Merger Agreement with respect to BUYER or COMPANY or with respect to any obligations, property or assets of BUYER or COMPANY.

                                   ARTICLE 3.

                                 MISCELLANEOUS

     SECTION 3.01. FURTHER ASSURANCE. The parties will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to carry out the intentions of this Agreement.

     SECTION 3.02. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 3.03. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between or among them with respect to the subject matter hereof.

     SECTION 3.04. ASSIGNMENT; PARTIES IN INTEREST. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 3.05. AMENDMENT; WAIVER. This Agreement may not be amended and no term or condition hereof may be waived except by an instrument in writing executed by the parties hereto; provided that no amendment or modification of Sections 1.01 or 1.02 shall be effective without the prior consent of D. H. Blair Investment Banking Corp.

     SECTION 3.06. SEVERABILITY. If a court of competent jurisdiction shall finally determine that any provision of this Agreement is invalid, illegal or unenforceable, then all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and such court shall modify such invalid, illegal or unenforceable provision to the minimum extent necessary to make same valid, legal an enforceable.

     SECTION 3.07. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered in person, by telecopy, expedited delivery service (such as Federal Express) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

     If to BUYER or SUB:

        Video Update, Inc.
        3300 World Trade Center
        30 E. Seventh Street
        St. Paul, MN 55101
        Attention: Chief Executive Officer

     with a copy to:

        Lawrence H. Gennari, Esquire
        Gadsby & Hannah LLP
        225 Franklin Street
        Boston, MA 02110
     if to any one or more of the Stockholders:

        To the address set forth next to such stockholders name.

     if to COMPANY:

        Moovies, Inc.
        201 Brookfield Parkway, Suite 200
        Greenville, SC 29607
        Attention: President and Chief Executive Officer

     with a copy to:

        Jonathan Golden, Esquire
        Eva P. Cederholm, Esquire
        Arnall Golden & Gregory LLP
        2800 One Atlantic Center
        1201 W. Peachtree Street
        Atlanta, GA 30309

     Such notice shall be effective on the day following receipt of delivery in person, by verified telecopy or by expedited delivery service and shall be effective four days after mailing in accordance the foregoing. The person to whom notice is to be given, and any address, may be changed from time to time in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     SECTION 3.08. JURY TRIAL WAIVER. All parties hereto hereby waive trial by jury in any action, counterclaim or proceeding of any kind arising under or out of or in connection with this Agreement, the negotiations leading thereto, the inducements to the parties to enter into this Agreement and to the transactions it contemplates.

     SECTION 3.09. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

     SECTION 3.10. HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 3.11. TERMINATION. This Agreement shall have no force or legal effect unless and until the Effective Time under the Merger Agreement. This Agreement shall terminate upon any termination of the Merger Agreement.

     SECTION 3.12. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of BUYER, SUB or COMPANY has caused this Agreement to be executed by its officer thereunto duly authorized and each of the Stockholders has duly executed this Agreement as of the date first written above.

                                          VIDEO UPDATE, INC.
                                        By: /s/ DANIEL A. POTTER
                                            ------------------------------------
                                            Name: Daniel A. Potter
                                            Title: Chief Executive Officer

                                          VUI MERGER CORP.
                                        By: /s/ DANIEL A. POTTER
                                            ------------------------------------
                                            Name: Daniel A. Potter
                                            Title: President

                                          MOOVIES, INC.
                                        By: /s/ JOHN TAYLOR
                                            ------------------------------------
                                            Name: John Taylor
                                            Title: President and Chief Executive
                                              Officer

                                          STOCKHOLDERS:

                                          DANIEL A. POTTER

                                          /s/ DANIEL A. POTTER
                                          --------------------------------------

                                          JOHN M. BEDARD

                                          /s/ JOHN M. BEDARD
                                          --------------------------------------

                                          DANIEL C. HOWARD


                                          /s/ DANIEL C. HOWARD
                                          --------------------------------------

Agreed:                                       JOHN M. BEDARD, as Voting Trustee for
                                              Rosemarie J. Bedard

/s/ ROSEMARIE J. BEDARD                       /s/ JOHN M. BEDARD
-----------------------------------------     ----------------------------------------------
Rosemarie J. Bedard

                                              DANIEL A. POTTER, as Custodian

                                              /s/ DANIEL A. POTTER
                                              ----------------------------------------------

                                   SCHEDULE 1

                                  STOCKHOLDERS

                                                                          NUMBER OF SHARES OF
                                                                         CLASS B COMMON STOCK
                                                                     -----------------------------
                NAME                         ADDRESS                     COLUMN A        COLUMN B
       ----------------------    --------------------------------    ----------------    ---------
1.     Daniel A. Potter......                                           1,016,120           70,639
                                                                     (including
                                                                     635,755 subject
                                                                     to Escrow
                                                                     Agreement)
2.     John M. Bedard........                                            821,039            57,078
                                                                     (including
                                                                     513,698 subject
                                                                     to Escrow
                                                                     Agreement)
3.     Daniel C. Howard......                                             32,841             2,283
                                                                     (including
                                                                     20,547 subject
                                                                     to Escrow
                                                                     Agreement)
                                                                     ----------------    ---------
       TOTALS................                                           1,870,000          130,000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which is deemed illegal or obtaining an improper personal benefit. Video Update's Certificate of Incorporation includes the following provision:

          "To the maximum extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware, a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
     Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

     Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, he had reasonable cause to believe his conduct was not unlawful. Video Update's Bylaws include the following provision:

          "Reference is made to Section 145 and any other relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnitees," who may be indemnified by a Delaware corporation pursuant to the provisions of such
     Section 145, namely, any person or the heirs, executors, or administrators of such person, who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation, where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence,
     (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

     Video Update has a directors and officers liability policy that insures Video Update's officers and directors against certain liabilities.

     Pursuant to the Merger Agreement, Video Update has agreed to indemnify each present and former director and officer of Moovies for a period of six years after the Merger against liabilities or expenses incurred in connection with claims relating to matters occurring prior to the closing of the Merger, and to maintain in effect directors' and officers' liability insurance for their benefit for a period of three years after the Merger.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The following exhibits are filed herewith:

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 1.1      --     Form of Purchase Agreement by and between Video Update, Piper Jaffray Inc. and
                 The Robinson Humphrey Company, Inc. (filed as Exhibit 1 to Video Update's
                 Pre-Effective Amendment No. 2 to its Form S-3 Registration Statement filed with the Commission on September 27, 1996 and incorporated herein by reference) (replaced and superseded a corresponding exhibit previously filed with the Commission).
 2.1(1)   --     Agreement and Plan of Merger dated as of July 9, 1997, as amended by Amendment to Agreement and Plan of Merger dated as of October 27, 1997, by and among
                 Video Update, Inc. ("Video Update"), VUI Merger Corp. and Moovies, Inc.
                 ("Moovies").
 2.2      --     Purchase Agreement by and among Video Update Canada Inc., Hill and Cassidy
                 Retail Corp., Byron Hill, Patricia Hill and Mel Cassidy, dated as of April 1,
                 1997 (filed as Exhibit 2 to Video Update's Current Report on Form 8-K filed with the Commission on April 7, 1997 and incorporated herein by reference).
 2.3      --     Purchase Agreement by and among Video Update, Cox Video Corporation, and
                 Robert W. Cox, dated as of February 28, 1997 (filed as Exhibit 2a to Video
                 Update's Current Report on Form 8-K filed with the Commission on April 4, 1997 and incorporated herein by reference).
 2.4      --     Purchase Agreement by and among Video Update, Susan Janae Kingston, and Larry
                 Peterman, dated as of March 17, 1997 (filed as Exhibit 2b to Video Update's
                 Current Report on Form 8-K filed with the Commission on April 4, 1997 and incorporated herein by reference).
 2.5      --     Purchase Agreement by and among Video Update, Video Warehouse, Inc., and
                 Donald and Katherine Cianci, dated as of January 15, 1997 (filed as Exhibit 2 to Video Update's Current Report on Form 8-K filed with the Commission on
                 January 29, 1997 and incorporated herein by reference).
 2.6      --     Purchase Agreement by and among Video Update Canada Inc., Video View Ltd., and
                 Gordon and Joanne Hillman, dated as of January 1, 1997 (filed as Exhibit 2 to
                 Video Update's Current Report on Form 8-K filed with the Commission on January
                 10, 1997 and incorporated herein by reference).
 2.7      --     Purchase Agreement by and between Video Update, Videoland, Inc. and the
                 Stockholder of Videoland, Inc., dated as of November 14, 1995 (filed as
                 Exhibit 2 to Video Update's Current Report on Form 8-K/A filed with the
                 Commission on January 26, 1996 and incorporated herein by reference).
 2.8      --     Purchase Agreement by and among Video Update, 94 Video West, Inc. and Michael
                 Bennett and Paul Levens, dated as of October 2, 1995 (filed as Exhibit 2a to
                 Video Update's Current Report on Form 8-K filed with the Commission on October
                 13, 1995 and incorporated herein by reference).
 2.9      --     Purchase Agreement by and among Video Update, Talerico Enterprises, Inc.
                 ("TEI") and the stockholder of TEI, dated as of October 5, 1995 (filed as
                 Exhibit 2b to Video Update's Current Report on Form 8-K filed with the
                 Commission on October 13, 1995 and incorporated herein by reference).

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 2.10     --     Purchase Agreement by and between Video Update, and the Stockholders of Indy
                 Video, Inc., dated as of September 26, 1995 (filed as Exhibit 2 to Video
                 Update's Current Report on Form 8-K filed with the Commission on September 27,
                 1995 and incorporated herein by reference).
 2.11     --     Stock Purchase and Sale Agreement by and among Video Update, Wilderness Video
                 Group Ltd., Richard Walton, the Walton Family Trust Alexsay Holdings Ltd.,
                 Barclays Bank of Canada, Allstate Life Insurance Company of Canada, and
                 Ontario Municipal Employees Retirement Board, dated as of August 22, 1995
                 (filed as Exhibit 2a to Video Update's Current Report on Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.12     --     Stock Purchase and Sale Agreement by and between Video Update and Glenn Forth, dated August 23, 1995 (filed as Exhibit 2b to Video Update's Current Report on
                 Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.13     --     Stock Purchase and Sale Agreement by and between Video Update and Seig Badke, dated August 23, 1995 (filed as Exhibit 2c to Video Update's Current Report on
                 Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.14     --     Stock Purchase and Sale Agreement by and among Video Update, 443972 B.C.,
                 Ltd., Dale Mounzer and Jim Collen, dated August 22, 1995 (filed as Exhibit 2d to Video Update's Current Report on Form 8-K filed with the Commission on
                 August 30, 1995 and incorporated herein by reference).
 2.15     --     Purchase Agreement by and between Video Update and the Stockholders of AV
                 Video, dated as of July 14, 1995 (filed as Exhibit 2 to Video Update's Current
                 Report on Form 8-K filed with the Commission on July 26, 1995 and incorporated herein by reference).
 2.16     --     Purchase Agreement by and between Video Update and the Proprietors of Video
                 Powerstore, dated as of June 2, 1995 (filed as Exhibit 2 to Video Update's
                 Current Report on Form 8-K filed with the Commission on June 29, 1995 and incorporated herein by reference).
 2.17     --     Second Amendment to the Agreement and Plan of Merger by and among Video
                 Update, Schmidt & Schmidt Limited ("SSL"), and the Stockholders of SSL, dated
                 February 28, 1995 (filed as Exhibit 2a to Video Update's Form Quarterly Report on Form 10-QSB for the quarter ended January 31, 1995 filed with the
                 Commission on March 17, 1995 and incorporated herein by reference).
 2.18     --     Agreement and Plan of Merger by and among Video Update, Jarzig Enterprises,
                 Inc., and the Stockholders of Jarzig Enterprises, Inc., dated October 25, 1994
                 (filed as Exhibit 2b to Video Update's Quarterly Report on Form 10-QSB for the
                 quarter ended October 31, 1994, filed with the Commission on December 15, 1994 and incorporated herein by reference).
 2.19     --     Agreement and Plan of Merger by and among Video Update, Schmidt & Schmidt
                 Limited, and the Stockholders of Schmidt & Schmidt Limited, dated September
                 16, 1994 (filed as Exhibit 2a to Video Update's Current Report on Form 8-K
                 filed with the Commission on October 3, 1994 and incorporated herein by reference).
 2.20     --     Agreement and Plan of Merger by and among Video Update, Halgrimson
                 Enterprises, Inc., and the Stockholders of Halgrimson Enterprises, Inc., dated
                 September 16, 1994 (filed as Exhibit 2b to Video Update's Current Report on
                 Form 8-K filed with the Commission on October 3, 1994 and incorporated herein by reference).
 2.21     --     Agreement and Plan of Merger by and among Video Update, Koonrod, Inc. and the
                 Stockholders of Koonrod, Inc., dated September 2, 1994 (filed as Exhibit 2 to
                 Video Update's Quarterly Report on Form 10-QSB for the quarter ended July 31,
                 1994, filed with the Commission on September 10, 1994 and incorporated herein by reference).

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 3.1      --     Restated Certificate of Incorporation (filed as Exhibit 3 to Video Update's
                 Current Report on Form 8-K filed with the Commission on January 20, 1997 and incorporated herein by reference).
 3.2      --     Bylaws of Video Update, as amended on July 31, 1997.
 4.1      --     Form of Unit Purchase Option (filed as Exhibit 4a to Video Update's
                 Pre-Effective Amendment No. 1 to its Form SB-2 Registration Statement (No. 33-
                 89018) originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
 4.2      --     Specimen Class A Common Stock Certificate (filed as Exhibit 4a to Video
                 Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 4.3      --     Specimen Class B Common Stock Certificate (filed as Exhibit 4b to Video
                 Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 4.4      --     Form of Warrant Agreement, including Form of Class A and Class B Warrant
                 Certificates (filed as Exhibit 4c to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
 4.5      --     Form of Unit Purchase Option of D.H. Blair Investment Banking Corp. (filed as
                 Exhibit 4d to Video Update's Form SB-2 Registration Statement (No. 33-79292-C)
                 declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 5.1      --     Opinion of Gadsby & Hannah LLP.
 8.1      --     Form of Opinion of Gadsby & Hannah LLP as to Tax Matters.
10.1      --     Amended and Restated Voting Agreement, dated October 27, 1997 among Video
                 Update, Moovies, and directors and certain officers of Video Update and
                 Moovies (filed as Exhibit 10 to Video Update's Form 10-Q for the fiscal quarter ended October 31, 1997 and incorporated herein by reference).
10.2(5)   --     Amended and Restated Undertaking Agreement, dated October 27, 1997 among Video
                 Update, Moovies, Daniel A. Potter, John M. Bedard and Daniel C. Howard.
10.3      --     Form of 1998 Stock Option Plan.
10.4(6)   --     Rentrak Agreement.
10.5      --     Form of Escrow Agreement between certain stockholders of Video Update, Video
                 Update and American Stock Transfer & Trust Company (filed as Exhibit 4e to
                 Video Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
10.6      --     Form of Employment Agreement between Video Update and Daniel C. Howard.
10.7      --     Credit Agreement entered into as of February 11, 1997, among Video Update,
                 Video Update Canada Inc., various financial institutions as lenders, Bank of
                 America Illinois, as a U.S. Agent, and Bank of America Canada, as Canadian
                 Agent (filed as Exhibit 10 to Video Update's Current Report on Form 8-K filed with the Commission on February 14, 1997 and incorporated herein by reference).
10.8      --     First Amendment to the Credit Agreement entered into as of February 11, 1997, among Video Update, Video Update Canada Inc., various financial institutions as lenders, Bank of America Illinois, as a U.S. Agent, and Bank of America
                 Canada, as Canadian Agent, dated as of December 12, 1997.
10.9      --     1996 Stock Option Plan (filed as Exhibit 10a to Video Update's Quarterly
                 Report on Form 10-QSB for the fiscal quarter ended July 31, 1996 and incorporated herein by reference).

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
10.10     --     Form of Franchise Offering Circular (filed as Exhibit 10b to Video Update's
                 Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1996 and incorporated herein by reference).
10.11     --     Restated Employment Agreement between Video Update and Daniel A. Potter, effective as of February 1, 1996 (filed as Exhibit 10a to Video Update's
                 Current Report on Form 8-K filed with the Commission on March 14, 1996 and incorporated herein by reference).
10.12     --     Restated Employment Agreement between Video Update and John M. Bedard, effective as of February 1, 1996 (filed as Exhibit 10b to Video Update's
                 Current Report on Form 8-K filed with the Commission on March 14, 1996 and incorporated herein by reference).
10.13     --     Form of Merger and Acquisition Agreement between Video Update and D.H. Blair
                 Investment Banking Corp (filed as Exhibit 10a to Video Update's Pre-Effective
                 Amendment No. 1 to its Form SB-2 Registration Statement (No. 33-89018)
                 originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
10.14     --     Form of Amendment to Warrant Agreement dated July 20, 1994 between Video
                 Update, American Stock Transfer & Trust Company and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10b to Video Update's Pre-Effective Amendment
                 No. 1 to its Form SB-2 Registration Statement (No. 33-89018) originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
10.15     --     Stock Exchange Agreement by and between Video Update and certain stockholders of Tinseltown Video, Inc. (filed as Exhibit 10a to Video Update's Current
                 Report on Form 8-K filed with the Commission on February 16, 1995 and incorporated herein by reference).
10.16     --     Formula Stock Option Plan (filed as Exhibit 10a to Video Update's Form SB-2
                 Registration Statement (No. 33-89018) filed with the Commission on January 31,
                 1995 and incorporated herein by reference).
10.17     --     Form of Franchise Agreement between Video Update and Franchisees (filed as
                 Exhibit 10d to Video Update's Form SB-2 Registration Statement (No.
                 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
10.18     --     Form of Consulting Agreement between Video Update and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10f to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
10.19     --     Form of Agency Agreement between Video Update and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10aa to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
10.20     --     1994 Stock Option Plan (filed as Exhibit 10bb to Video Update's Form SB-2
                 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
18.1      --     Letter on Change in Accounting Principles (filed as Exhibit 18 to Video
                 Update's Annual Report on Form 10-KSB for the fiscal year ended April 30, 1996 and incorporated herein by reference).
21.1      --     List of Video Update Subsidiaries
23.1      --     Consent of Ernst & Young LLP.
23.2      --     Consent of KPMG Peat Marwick LLP.
23.3      --     Consent of Gadsby & Hannah LLP (included in Exhibits 5.1 and 8.1).
23.4      --     Consent of Piper Jaffray Inc.

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
23.5      --     Consent of Needham, & Company, Inc.
23.6      --     Consent of Asensio & Company, Inc.
23.7      --     Consents of Director Nominees.
24.1      --     Power of Attorney (included in signature page to Registration Statement).
99.1(2)   --     Form of Opinion of Piper Jaffray Inc.
99.2(3)   --     Opinion of Asensio & Company, Inc.
99.3(4)   --     Form of Opinion of Needham & Company, Inc.
99.4      --     Form of Proxy Card of Video Update.
99.5      --     Form of Proxy Card of Moovies.

---------------
(1) Attached as Annex A to the Joint Proxy Statement/Prospectus.

(2) Attached as Annex B to the Joint Proxy Statement/Prospectus.

(3) Attached as Annex C to the Joint Proxy Statement/Prospectus.

(4) Attached as Annex D to the Joint Proxy Statement/Prospectus.

(5) Attached as Annex E to the Joint Proxy Statement/Prospectus.

(6) Certain portions of this exhibit have been omitted based upon a request to the Commission for confidential treatment. Such omitted portions have been separately filed with the Commission.

     (b) Financial Statement Schedules

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and, therefore, have been omitted.

ITEM 22.  UNDERTAKINGS.

     (a) Video Update hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of Video Update's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Video Update hereby undertakes as follows:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Video Update undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Video Update pursuant to the foregoing provisions, or otherwise, Video Update has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Video Update of expenses incurred or paid by a director, officer or controlling person of Video Update in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Video Update will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) Video Update hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     (e) Video Update hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, state of Minnesota, on the 23rd day of January, 1998.

                                          VIDEO UPDATE, INC.

                                          By: /s/ DANIEL A. POTTER
                                            ------------------------------------
                                            Daniel A. Potter
                                            Chairman and Chief Executive Officer

                       SIGNATURES AND POWERS OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Daniel
A. Potter and Lawrence H. Gennari, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 of Video Update, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                TITLE                        DATE
-------------------------------------  -------------------------------------  -----------------
        /s/ DANIEL A. POTTER           Chairman of the Board                   January 23, 1998
-------------------------------------  and Chief Executive Officer
          Daniel A. Potter             (Principal Executive Officer)
         /s/ JOHN M. BEDARD            President and Director                  January 23, 1998
-------------------------------------
           John M. Bedard

       /s/ STEPHEN L. REYNOLDS         Chief Financial Officer                 January 23, 1998
-------------------------------------  (Principal Financial and
         Stephen L. Reynolds           Accounting Officer)

        /s/ DANIEL C. HOWARD           Chief Operating Officer                 January 23, 1998
-------------------------------------  and Director
          Daniel C. Howard

         /s/ ROBERT E. YAGER           Regional Manager of                     January 23, 1998
-------------------------------------  Store Operations and Director
           Robert E. Yager

       /s/ PAUL M. KELNBERGER          Director                                January 23, 1998
-------------------------------------
         Paul M. Kelnberger

              SIGNATURE                                TITLE                        DATE
-------------------------------------  -------------------------------------  -----------------


       /s/ JANA WEBSTER VAUGHN         Director                                January 23, 1998
-------------------------------------
         Jana Webster Vaughn

        /s/ BERNARD PATRIACCA          Director                                January 23, 1998
-------------------------------------
          Bernard Patriacca

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 1.1      --     Form of Purchase Agreement by and between Video Update, Piper Jaffray Inc. and
                 The Robinson Humphrey Company, Inc. (filed as Exhibit 1 to Video Update's
                 Pre-Effective Amendment No. 2 to its Form S-3 Registration Statement filed with the Commission on September 27, 1996 and incorporated herein by reference) (replaced and superseded a corresponding exhibit previously filed with the Commission).
 2.1(1)   --     Agreement and Plan of Merger dated as of July 9, 1997, as amended by Amendment to Agreement and Plan of Merger dated as of October 27, 1997, by and among
                 Video Update, Inc. ("Video Update"), VUI Merger Corp. and Moovies, Inc.
                 ("Moovies").
 2.2      --     Purchase Agreement by and among Video Update Canada Inc., Hill and Cassidy
                 Retail Corp., Byron Hill, Patricia Hill and Mel Cassidy, dated as of April 1,
                 1997 (filed as Exhibit 2 to Video Update's Current Report on Form 8-K filed with the Commission on April 7, 1997 and incorporated herein by reference).
 2.3      --     Purchase Agreement by and among Video Update, Cox Video Corporation, and
                 Robert W. Cox, dated as of February 28, 1997 (filed as Exhibit 2a to Video
                 Update's Current Report on Form 8-K filed with the Commission on April 4, 1997 and incorporated herein by reference).
 2.4      --     Purchase Agreement by and among Video Update, Susan Janae Kingston, and Larry
                 Peterman, dated as of March 17, 1997 (filed as Exhibit 2b to Video Update's
                 Current Report on Form 8-K filed with the Commission on April 4, 1997 and incorporated herein by reference).
 2.5      --     Purchase Agreement by and among Video Update, Video Warehouse, Inc., and
                 Donald and Katherine Cianci, dated as of January 15, 1997 (filed as Exhibit 2 to Video Update's Current Report on Form 8-K filed with the Commission on
                 January 29, 1997 and incorporated herein by reference).
 2.6      --     Purchase Agreement by and among Video Update Canada Inc., Video View Ltd., and
                 Gordon and Joanne Hillman, dated as of January 1, 1997 (filed as Exhibit 2 to
                 Video Update's Current Report on Form 8-K filed with the Commission on January
                 10, 1997 and incorporated herein by reference).
 2.7      --     Purchase Agreement by and between Video Update, Videoland, Inc. and the
                 Stockholder of Videoland, Inc., dated as of November 14, 1995 (filed as
                 Exhibit 2 to Video Update's Current Report on Form 8-K/A filed with the
                 Commission on January 26, 1996 and incorporated herein by reference).
 2.8      --     Purchase Agreement by and among Video Update, 94 Video West, Inc. and Michael
                 Bennett and Paul Levens, dated as of October 2, 1995 (filed as Exhibit 2a to
                 Video Update's Current Report on Form 8-K filed with the Commission on October
                 13, 1995 and incorporated herein by reference).
 2.9      --     Purchase Agreement by and among Video Update, Talerico Enterprises, Inc.
                 ("TEI") and the stockholder of TEI, dated as of October 5, 1995 (filed as
                 Exhibit 2b to Video Update's Current Report on Form 8-K filed with the
                 Commission on October 13, 1995 and incorporated herein by reference).
 2.10     --     Purchase Agreement by and between Video Update, and the Stockholders of Indy
                 Video, Inc., dated as of September 26, 1995 (filed as Exhibit 2 to Video
                 Update's Current Report on Form 8-K filed with the Commission on September 27,
                 1995 and incorporated herein by reference).

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 2.11     --     Stock Purchase and Sale Agreement by and among Video Update, Wilderness Video
                 Group Ltd., Richard Walton, the Walton Family Trust Alexsay Holdings Ltd.,
                 Barclays Bank of Canada, Allstate Life Insurance Company of Canada, and
                 Ontario Municipal Employees Retirement Board, dated as of August 22, 1995
                 (filed as Exhibit 2a to Video Update's Current Report on Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.12     --     Stock Purchase and Sale Agreement by and between Video Update and Glenn Forth, dated August 23, 1995 (filed as Exhibit 2b to Video Update's Current Report on
                 Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.13     --     Stock Purchase and Sale Agreement by and between Video Update and Seig Badke, dated August 23, 1995 (filed as Exhibit 2c to Video Update's Current Report on
                 Form 8-K filed with the Commission on August 30, 1995 and incorporated herein by reference).
 2.14     --     Stock Purchase and Sale Agreement by and among Video Update, 443972 B.C.,
                 Ltd., Dale Mounzer and Jim Collen, dated August 22, 1995 (filed as Exhibit 2d to Video Update's Current Report on Form 8-K filed with the Commission on
                 August 30, 1995 and incorporated herein by reference).
 2.15     --     Purchase Agreement by and between Video Update and the Stockholders of AV
                 Video, dated as of July 14, 1995 (filed as Exhibit 2 to Video Update's Current
                 Report on Form 8-K filed with the Commission on July 26, 1995 and incorporated herein by reference).
 2.16     --     Purchase Agreement by and between Video Update and the Proprietors of Video
                 Powerstore, dated as of June 2, 1995 (filed as Exhibit 2 to Video Update's
                 Current Report on Form 8-K filed with the Commission on June 29, 1995 and incorporated herein by reference).
 2.17     --     Second Amendment to the Agreement and Plan of Merger by and among Video
                 Update, Schmidt & Schmidt Limited ("SSL"), and the Stockholders of SSL, dated
                 February 28, 1995 (filed as Exhibit 2a to Video Update's Form Quarterly Report on Form 10-QSB for the quarter ended January 31, 1995 filed with the
                 Commission on March 17, 1995 and incorporated herein by reference).
 2.18     --     Agreement and Plan of Merger by and among Video Update, Jarzig Enterprises,
                 Inc., and the Stockholders of Jarzig Enterprises, Inc., dated October 25, 1994
                 (filed as Exhibit 2b to Video Update's Quarterly Report on Form 10-QSB for the
                 quarter ended October 31, 1994, filed with the Commission on December 15, 1994 and incorporated herein by reference).
 2.19     --     Agreement and Plan of Merger by and among Video Update, Schmidt & Schmidt
                 Limited, and the Stockholders of Schmidt & Schmidt Limited, dated September
                 16, 1994 (filed as Exhibit 2a to Video Update's Current Report on Form 8-K
                 filed with the Commission on October 3, 1994 and incorporated herein by reference).
 2.20     --     Agreement and Plan of Merger by and among Video Update, Halgrimson
                 Enterprises, Inc., and the Stockholders of Halgrimson Enterprises, Inc., dated
                 September 16, 1994 (filed as Exhibit 2b to Video Update's Current Report on
                 Form 8-K filed with the Commission on October 3, 1994 and incorporated herein by reference).
 2.21     --     Agreement and Plan of Merger by and among Video Update, Koonrod, Inc. and the
                 Stockholders of Koonrod, Inc., dated September 2, 1994 (filed as Exhibit 2 to
                 Video Update's Quarterly Report on Form 10-QSB for the quarter ended July 31,
                 1994, filed with the Commission on September 10, 1994 and incorporated herein by reference).
 3.1      --     Restated Certificate of Incorporation (filed as Exhibit 3 to Video Update's
                 Current Report on Form 8-K filed with the Commission on January 20, 1997 and incorporated herein by reference).
 3.2      --     Bylaws of Video Update, as amended on July 31, 1997.

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
 4.1      --     Form of Unit Purchase Option (filed as Exhibit 4a to Video Update's
                 Pre-Effective Amendment No. 1 to its Form SB-2 Registration Statement (No. 33-
                 89018) originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
 4.2      --     Specimen Class A Common Stock Certificate (filed as Exhibit 4a to Video
                 Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 4.3      --     Specimen Class B Common Stock Certificate (filed as Exhibit 4b to Video
                 Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 4.4      --     Form of Warrant Agreement, including Form of Class A and Class B Warrant
                 Certificates (filed as Exhibit 4c to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
 4.5      --     Form of Unit Purchase Option of D.H. Blair Investment Banking Corp. (filed as
                 Exhibit 4d to Video Update's Form SB-2 Registration Statement (No. 33-79292-C)
                 declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
 5.1      --     Opinion of Gadsby & Hannah LLP.
 8.1      --     Form of Opinion of Gadsby & Hannah LLP as to Tax Matters.
10.1      --     Amended and Restated Voting Agreement, dated October 27, 1997 among Video
                 Update, Moovies, and directors and certain officers of Video Update and
                 Moovies (filed as Exhibit 10 to Video Update's Form 10-Q for the fiscal quarter ended October 31, 1997 and incorporated herein by reference).
10.2(5)   --     Amended and Restated Undertaking Agreement, dated October 27, 1997 among Video
                 Update, Moovies, Daniel A. Potter, John M. Bedard and Daniel C. Howard.
10.3      --     Form of 1998 Stock Option Plan.
10.4(6)   --     Rentrak Agreement.
10.5      --     Form of Escrow Agreement between certain stockholders of Video Update, Video
                 Update and American Stock Transfer & Trust Company (filed as Exhibit 4e to
                 Video Update's Form SB-2 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
10.6      --     Form of Employment Agreement between Video Update and Daniel C. Howard.
10.7      --     Credit Agreement entered into as of February 11, 1997, among Video Update,
                 Video Update Canada Inc., various financial institutions as lenders, Bank of
                 America Illinois, as a U.S. Agent, and Bank of America Canada, as Canadian
                 Agent (filed as Exhibit 10 to Video Update's Current Report on Form 8-K filed with the Commission on February 14, 1997 and incorporated herein by reference).
10.8      --     First Amendment to the Credit Agreement entered into as of February 11, 1997, among Video Update, Video Update Canada Inc., various financial institutions as lenders, Bank of America Illinois, as a U.S. Agent, and Bank of America
                 Canada, as Canadian Agent, dated as of December 12, 1997.
10.9      --     1996 Stock Option Plan (filed as Exhibit 10a to Video Update's Quarterly
                 Report on Form 10-QSB for the fiscal quarter ended July 31, 1996 and incorporated herein by reference).
10.10     --     Form of Franchise Offering Circular (filed as Exhibit 10b to Video Update's
                 Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1996 and incorporated herein by reference).

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
10.11     --     Restated Employment Agreement between Video Update and Daniel A. Potter, effective as of February 1, 1996 (filed as Exhibit 10a to Video Update's
                 Current Report on Form 8-K filed with the Commission on March 14, 1996 and incorporated herein by reference).
10.12     --     Restated Employment Agreement between Video Update and John M. Bedard, effective as of February 1, 1996 (filed as Exhibit 10b to Video Update's
                 Current Report on Form 8-K filed with the Commission on March 14, 1996 and incorporated herein by reference).
10.13     --     Form of Merger and Acquisition Agreement between Video Update and D.H. Blair
                 Investment Banking Corp (filed as Exhibit 10a to Video Update's Pre-Effective
                 Amendment No. 1 to its Form SB-2 Registration Statement (No. 33-89018)
                 originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
10.14     --     Form of Amendment to Warrant Agreement dated July 20, 1994 between Video
                 Update, American Stock Transfer & Trust Company and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10b to Video Update's Pre-Effective Amendment
                 No. 1 to its Form SB-2 Registration Statement (No. 33-89018) originally filed with the Commission on March 31, 1995 and incorporated herein by reference).
10.15     --     Stock Exchange Agreement by and between Video Update and certain stockholders of Tinseltown Video, Inc. (filed as Exhibit 10a to Video Update's Current
                 Report on Form 8-K filed with the Commission on February 16, 1995 and incorporated herein by reference).
10.16     --     Formula Stock Option Plan (filed as Exhibit 10a to Video Update's Form SB-2
                 Registration Statement (No. 33-89018) filed with the Commission on January 31,
                 1995, and incorporated herein by reference).
10.17     --     Form of Franchise Agreement between Video Update and Franchisees (filed as
                 Exhibit 10d to Video Update's Form SB-2 Registration Statement (No.
                 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
10.18     --     Form of Consulting Agreement between Video Update and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10f to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
10.19     --     Form of Agency Agreement between Video Update and D.H. Blair Investment
                 Banking Corp (filed as Exhibit 10aa to Video Update's Form SB-2 Registration
                 Statement (No. 33-79292-C) declared effective by the Commission on July 20,
                 1994 and incorporated herein by reference).
10.20     --     1994 Stock Option Plan (filed as Exhibit 10bb to Video Update's Form SB-2
                 Registration Statement (No. 33-79292-C) declared effective by the Commission on July 20, 1994 and incorporated herein by reference).
18.1      --     Letter on Change in Accounting Principles (filed as Exhibit 18 to Video
                 Update's Annual Report on Form 10-KSB for the fiscal year ended April 30, 1996 and incorporated herein by reference).
21.1      --     List of Video Update Subsidiaries
23.1      --     Consent of Ernst & Young LLP.
23.2      --     Consent of KPMG Peat Marwick LLP.
23.3      --     Consent of Gadsby & Hannah LLP (included in Exhibits 5.1 and 8.1).
23.4      --     Consent of Piper Jaffray Inc.
23.5      --     Consent of Needham, & Company, Inc.
23.6      --     Consent of Asensio & Company, Inc.
23.7      --     Consents of Director Nominees.

EXHIBIT
 NUMBER                                           DESCRIPTION
--------         ------------------------------------------------------------------------------
24.1      --     Power of Attorney (included in signature page to Registration Statement).
99.1(2)   --     Form of Opinion of Piper Jaffray Inc.
99.2(3)   --     Opinion of Asensio & Company, Inc.
99.3(4)   --     Form of Opinion of Needham & Company, Inc.
99.4      --     Form of Proxy Card of Video Update.
99.5      --     Form of Proxy Card of Moovies.

---------------
(1) Attached as Annex A to the Joint Proxy Statement/Prospectus.

(2) Attached as Annex B to the Joint Proxy Statement/Prospectus.

(3) Attached as Annex C to the Joint Proxy Statement/Prospectus.

(4) Attached as Annex D to the Joint Proxy Statement/Prospectus.

(5) Attached as Annex E to the Joint Proxy Statement/Prospectus.

(6) Certain portions of this exhibit have been omitted based upon a request to the Commission for confidential treatment. Such omitted portions have been separately filed with the Commission.